Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following prospectus was made available on April 19, 2022.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

Important Additional Information Has Been Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

PROSPECTUS	February 23, 2022

Offering of Class A common stock of DoorDash, Inc. in connection with the acquisition by DoorDash, Inc.

of Wolt Enterprises Oy

Wolt Enterprises Oy (“Wolt”) entered into a share purchase agreement, dated as of November 9, 2021 (the “Share Purchase Agreement”), with DoorDash, Inc. (“DoorDash”) and Mikko Kuusi, as the representative of Wolt’s securityholders (such representative as may be replaced from time to time, the “Securityholder Representative”). DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all of the shares in Wolt (collectively, the “Wolt Shares”, each a “Wolt Share”) and all outstanding and unexercised vested options to subscribe for class A common shares in Wolt (the “Vested Wolt Options”) held by each securityholder of Wolt who becomes a party to the Share Purchase Agreement through the execution of a joinder agreement to the Share Purchase Agreement (a “Joinder Agreement”, each such securityholder is referred to herein as a “Seller”, the purchase of such Seller’s Wolt securities is referred to herein as the “Purchase” and the Purchase, together with the other transactions contemplated in the Share Purchase Agreement, are referred to herein as the “Transaction”).

At the closing of the Purchase (the “Closing”), (i) each Wolt Share held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below) and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from an escrow fund established in connection with the Purchase as set forth in the Share Purchase Agreement (if any) and (ii) each Vested Wolt Option held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration, reduced by the quotient equal to (1) an amount equal to the aggregate exercise price of such Vested Wolt Option and any applicable tax withholding amount, divided by (2) €177.7454, and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from an escrow fund established in connection with the Purchase as set forth in the Share Purchase Agreement (if any). Each Vested Wolt Option that is not sold to DoorDash pursuant to the Share Purchase Agreement and remains unexercised as of immediately prior to the Closing will be cancelled and extinguished. After the consummation of the Purchase, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities. At the Closing, the unvested options that entitle their holders to subscribe for common shares in Wolt that are outstanding immediately prior to the Closing (the “Unvested Wolt Options”) will be cancelled and extinguished and, with respect to any Unvested Wolt Option held by an employee or consultant of Wolt who remains an employee or consultant of Wolt or its subsidiaries as of immediately following the Closing (each, a “Continuing Employee”), will be entitled to the following: (i) in lieu of such Unvested Wolt Options, DoorDash will grant an award of restricted stock units (“Substitute RSUs”) covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement, and (ii) an award of restricted stock units included in the escrow fund established in connection with the Purchase as set forth in the Share Purchase Agreement covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the Company Security Number (as defined in the Share Purchase Agreement). While the date of the Closing has not yet been determined, if the Closing were to occur during the first half of calendar year 2022, Wolt currently estimates (based in part on Wolt’s estimate of the Consideration Adjustments (as defined in section “The Transaction – Overview of the Transaction” of this Prospectus and including a preliminary forecast of Wolt’s closing balance sheet) and the number of Wolt’s securities anticipated to be outstanding as of the Closing) that the Per Share Closing Stock Consideration would equal approximately one fifteenth (1/15) to one eighteenth (1/18) of a share of DoorDash Class A common stock, meaning that one (1) share of DoorDash Class A common stock would be issued in exchange for approximately fifteen (15) to eighteen (18) Wolt Shares. The estimate is exclusive of the shares being issued in escrow as further described in the Share Purchase Agreement. At this estimated Per Share Closing Stock Consideration, one (1) share of DoorDash Class A common stock or one (1) Substitute RSU would be issued in exchange for approximately sixteen (16) to twenty (20) Vested Wolt Options or Unvested Wolt Options (as defined in section “The Transaction – Overview of the Transaction” of this Prospectus), respectively. This equates to the excess of (i) the product of (a) the number of Wolt Shares with respect to which such Wolt option is outstanding as of immediately prior to the Closing, multiplied by (b) the Per Share Closing Stock Consideration minus (ii)(a) the aggregate per share exercise price of such Wolt options, divided by (b) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock. The actual amount of the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described in section “The Transaction – Overview of the Transaction” of this Prospectus) will not be determined until the Closing, and any changes in Wolt’s estimate (including with respect to the Consideration Adjustments (as defined in section “The Transaction – Overview of the Transaction” of this Prospectus) and the number of Wolt securities anticipated to be outstanding as of the Closing) as compared to the amounts used for purposes of the above estimates, would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration.

This prospectus (the “Prospectus”) has been prepared and published by DoorDash for the purposes of issuing the DoorDash Class A common stock to certain Wolt securityholders residing in Finland. The shares of DoorDash Class A common stock to be issued to holders of Wolt Shares and/or Vested Wolt Options residing in Finland pursuant to the Share Purchase Agreement will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form S-4, and an application will be made to have such shares of DoorDash Class A common stock approved for listing on the New York Stock Exchange (“NYSE”), where the shares of DoorDash Class A common stock are currently traded under the symbol “DASH”. No other admission to trading of the DoorDash Class A common stock has been or will be sought in Finland or any other jurisdiction in connection with the Transaction.

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, AZERBAIJAN, CANADA, GEORGIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA (“HONG KONG”), JAPAN, JERSEY, KAZAKHSTAN, SERBIA, SINGAPORE, SOUTH AFRICA, SWITZERLAND, THE UNITED STATES OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. SEE SECTIONS TITLED “IMPORTANT INFORMATION” ON PAGE I AND “INFORMATION ABOUT THIS PROSPECTUS” ON PAGES 85–89 BELOW.

An investment in the DoorDash Class A common stock involves risks. The Wolt securityholders should read this entire Prospectus and, in particular, the section titled “Risk factors”, when considering an investment in the DoorDash Class A common stock.

IMPORTANT INFORMATION

The offer to the public (as defined in the Prospectus Regulation (as defined below)) of DoorDash Class A common stock in Finland in connection with the Transaction, for which DoorDash has prepared and published this this Prospectus, is directed towards Finnish resident holders of Vested Wolt Options. An application will be made to have the shares of DoorDash Class A common stock to be issued pursuant to the Share Purchase Agreement approved for listing on the NYSE where the shares of DoorDash Class A common stock are currently traded under the symbol “DASH”. No other admission to trading of the DoorDash Class A common stock has been or will be sought in Finland or any other jurisdiction in connection with the Transaction.

This Prospectus has been prepared in accordance with the following regulations: the Finnish Securities Markets Act (746/2012, as amended) (the “Finnish Securities Markets Act”), Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended (the “Prospectus Regulation”), Commission Delegated Regulation (EU) 2019/979 of 14 March 2019, supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council with regard to regulatory technical standards on key financial information in the summary of a prospectus, the publication and classification of prospectuses, advertisements for securities, supplements to a prospectus, and the notification portal, and repealing Commission Delegated Regulation (EU) No 382/2014 and Commission Delegated Regulation (EU) 2016/301, Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 (Annexes 1 and 11) supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004, as amended, as well as the regulations and guidelines issued by the Finnish Financial Supervisory Authority (the “FIN-FSA”). This Prospectus contains a summary and a Finnish language translation of the summary.

The FIN-FSA has approved this Prospectus as the competent authority under the Prospectus Regulation. The FIN-FSA only approves this Prospectus as meeting the standards of completeness, comprehensibility, and consistency imposed by the Prospectus Regulation. Approval by the FIN-FSA of the Finnish Prospectus shall not be considered as an endorsement of the issuer that is the subject of this Prospectus. Wolt securityholders should make their own assessment as to the suitability of investing in the securities. The journal number of the FIN-FSA’s decision of approval is FIVA 3/02.05.04/2022. This Prospectus is valid until the Closing, but will, however, expire on February 23, 2023 at the latest. The obligation of DoorDash to supplement this Prospectus with regard to significant new facts, material errors, or material inaccuracies will end when this Prospectus expires.

Wolt securityholders should rely solely on the information contained in this Prospectus. No person has been authorized to provide any information or give any statements other than those provided in this Prospectus. Delivery of this Prospectus shall not, under any circumstances, indicate that the information presented in this Prospectus is correct on any day other than on the date of this Prospectus, or that there would not have been any adverse changes or events after the date of this Prospectus, which could have an adverse effect on DoorDash’s or Wolt’s business, financial position or results of operations. However, if a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus which may affect the assessment of the securities arises or is noted prior to the Closing, this Prospectus will be supplemented in accordance with the Prospectus Regulation. Such obligation to supplement this Prospectus will end when this Prospectus expires. Information given in this Prospectus is not a guarantee or grant for future events by DoorDash or Wolt and shall not be considered as such. Unless otherwise stated, any estimates with respect to market development relating to DoorDash or Wolt or their industry are based upon reasonable estimates of the management of the respective company that such information concerns.

In a number of jurisdictions, such as in Australia, Azerbaijan, Canada, Georgia, Hong Kong, Japan, Jersey, Kazakhstan, Serbia, Singapore, South Africa and the United States, the distribution of this Prospectus may be subject to restrictions imposed by law (such as registration of the relevant offering documents or transaction, admission, qualification and other regulations). Neither this Prospectus, any notification nor any other material concerning the Transaction may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Neither DoorDash, Wolt nor their respective advisors accept any legal responsibility for persons who have obtained this Prospectus in violation of these restrictions, irrespective of whether these persons are prospective recipients of the DoorDash Class A common stock. For further information, see the section titled ”Information about this Prospectus – Notice to Wolt securityholders in jurisdictions other than Finland” below.

Any disputes arising in connection with this Prospectus will be settled exclusively by a court of competent jurisdiction in Finland. Wolt securityholders must not construe the contents of this Prospectus as legal, investment or tax advice. Each Wolt securityholder should consult such Wolt securityholder’s own counsel, accountant or business advisor as to legal, investment and tax advice and related matters pertaining to the Transaction.

I

II

III

IV

SUMMARY

Introduction

This summary should be read as an introduction to this prospectus (the “Prospectus”). Any decision by securityholder of Wolt Enterprises Oy (“Wolt”) to invest in the securities issued by DoorDash, Inc. (“DoorDash”) should be based on consideration of this Prospectus as a whole. A Wolt securityholder investing in the securities could lose all or part of the invested capital. Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff might, under the national legislation of the member states, have to bear the costs of translating this Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled this summary including any translation thereof, but only if the summary is misleading, inaccurate, or inconsistent when read together with the other parts of this Prospectus or where it does not provide, when read together with the other parts of this Prospectus, key information in order to aid Wolt securityholders when considering whether to invest in the securities issued by DoorDash.

DoorDash is the issuer of the securities. The registered name of DoorDash is DoorDash, Inc. DoorDash is domiciled in San Francisco, California, the United States, with its registered address at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, the United States and the telephone number of DoorDash being (650) 487-3970. DoorDash does not have a legal entity identifier (LEI) as it is not required to apply for such under the laws of its jurisdiction of incorporation.

The Class A common stock of DoorDash is registered in book-entry form with Computershare Trust Company, N.A. in its capacity as DoorDash’s transfer agent. DoorDash’s Class A common stock is issued under the laws of the United States and denominated in USD. DoorDash’s CUSIP number is 25809K 105.

The Finnish Financial Supervisory Authority (the “FIN-FSA”) has approved this Prospectus on February 23, 2022. The journal number of the FIN-FSA’s decision of approval is FIVA 3/02.05.04/2022. The FIN-FSA’s address is P.O. Box 103, FI-00101 Helsinki, Finland, its telephone number is +358 9 183 51 and its email address is kirjaamo@finanssivalvonta.fi.

Key information on the issuer

Who is the issuer of the securities?

DoorDash is the issuer of the securities. The registered name of DoorDash is DoorDash, Inc. DoorDash is a corporation subject to the laws of the State of Delaware. DoorDash is registered with the Secretary of State of the State of Delaware, Division of Corporations with the file number 5337982. The Securities and Exchange Commission’s (“SEC”) central index key (CIK) of DoorDash is 1792789. DoorDash does not have a legal entity identifier (LEI) as it is not required to apply for such under the laws of its jurisdiction of incorporation. According to Article III of the DoorDash’s amended and restated certificate of incorporation (the “DoorDash Certificate”), the nature of the business or purposes to be conducted or promoted by DoorDash comprise engaging in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

Principal activities

DoorDash provides a local logistics platform that enables local businesses to address consumers’ expectations of ease and immediacy and thrive in today’s convenience economy. DoorDash’s local logistics platform connects merchants, consumers, and independent contractors who use DoorDash’s platform to deliver orders (“Dashers”). DoorDash operates the DoorDash Marketplace, which enables merchants to establish an online presence and expand their reach by connecting them with consumers (“Marketplace”). Merchants can fulfill this demand with Dashers or by in-person pickup by consumers. As part of the Marketplace, DoorDash also offers Pickup, which allows consumers to place advance orders, skip lines, and pick up their orders conveniently with no consumer fees, as well as DoorDash for Work, which provides merchants on DoorDash’s platform with large group orders and catering orders for businesses and events. The Marketplace also includes DashPass, DoorDash’s membership product, which was formerly referred to as DoorDash’s subscription product, which provides consumers with unlimited access to eligible merchants with zero delivery fees and reduced service fees. In addition to the Marketplace, DoorDash offers Platform Services, which primarily includes DoorDash Drive, a white-label logistics service that enables merchants that have generated consumer demand through their own channels to fulfill this demand using DoorDash’s local logistics platform, and DoorDash Storefront, that enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or logistics capabilities.

Major shareholders

The following table sets forth certain information with respect to the beneficial ownership of DoorDash common stock as of January 31, 2022 for:

•	each of DoorDash’s board members;

•	each of DoorDash’s named members of the management team;

•	all of DoorDash’s current board members and members of the management team as a group; and

•	each person or group known by DoorDash to be the beneficial owner of more than 5% of DoorDash’s Class A or Class B common stock.

DoorDash has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to its securities. Unless otherwise indicated below, to DoorDash’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all of the shares that they beneficially owned, subject to community property laws where applicable.

	Amount and nature of beneficial ownership				Percent of total voting power
	Class A shares	%	Class B shares	%
Board members and members of the management team
Tony Xu	—	—%	15,090,915	41.8%	29.1%
Shares subject to voting proxies	—	—%	17,637,682	56.5%	37.5%
Total	—	—%	32,728,597	90.7%	63.0%
Prabir Adarkar	1,073,973	*	—	—%	*
Christopher Payne	2,207,960	*	—	—%	*
Keith Yandell	163,106	*	—	—%	*
Shona Brown	41,735	*	—	—%	*
John Doerr	801,570	*	—	—%	*
Andy Fang	—	—%	12,228,762	36.4%	—%
Alfred Lin	—	—%	—	—%	—%
Stan Meresman	47,475	*	—	—%	*
Greg Peters	—	—%	—	—%	—%
Maria Renz	6,249	*	—	—%	*
Stanley Tang	—	—%	9,871,538	29.2%	—%
All current board members and members of the management team as a group (13 persons)	4,342,068	1.4%	37,191,215	90.8%	65.7%
5% or greater shareholders (other than board members and management team members)
SVF Swift (Cayman) Limited	33,573,485	10.6%	—	—%	3.6%
Entities affiliated with Sequoia Capital	35,547,760	11.2%	—	—%	3.8%
Entities affiliated with GIC Private Limited	24,872,094	7.8%	—	—%	2.6%
Morgan Stanley	19,995,610	6.3%	—	—%	2.1%
Entities affiliated with T. Rowe Price Associates, Inc	21,048,092	6.6%	—	—%	2.2%

Key management and auditor

The following table presents the members of DoorDash’s board of directors (the “DoorDash Board”) at the date of this Prospectus:

Name	Year of Birth	Position
Board members
Tony Xu	1984	Chair
Shona Brown	1966	Member
John Doerr	1951	Member
Andy Fang	1992	Member
Alfred Lin	1972	Member
Stan Meresman	1946	Member
Greg Peters	1970	Member
Maria Renz	1968	Member
Stanley Tang	1992	Member

The following table presents the members of DoorDash’s management team as of the date of this Prospectus:

Name	Year of Birth	Position
Members of the management team
Tony Xu	1984	Co-Founder, Chief Executive Officer, and Chair
Maria Renz	1968	Member
Prabir Adarkar	1977	Chief Financial Officer
Christopher Payne	1968	President and Chief Operating Officer
Keith Yandell	1979	Chief Business Officer
Tia Sherringham	1982	General Counsel and Secretary

The consolidated financial statements of DoorDash as of and for the financial years ended December 31, 2020, 2019, and 2018 have been audited by KPMG LLP, an independent registered public accounting firm. DoorDash’s Annual General Meeting held on 22 June 2021 re-elected KPMG LLP as the auditor of DoorDash for the financial year ended 31 December 2021.

What is the key financial information regarding the issuer?

The following table presents selected financial information of DoorDash as at the dates and for the periods indicated. The selected financial information presented below has been prepared in accordance with accounting principles generally accepted in the United States of America, and has been derived from (i) DoorDash’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended December 31, 2021, including the comparative financial information for the three and twelve months ended December 31, 2020, as published by DoorDash on February 16, 2022, (ii) DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, including the unaudited comparative financial information for the nine months ended September 30, 2020, as included in DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September 30, 2021; (iii) DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2020, including the audited comparative financial information for the financial years ended December 31, 2019 and 2018, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2020; and (iv) DoorDash’s audited consolidated balance sheet as of December 31, 2018 and the notes thereto, as included on pages F-3 and F-10 – F-53 of DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020, all of which are incorporated by reference into this Prospectus.

	For the nine months ended and as of September 30,		For the year ended and as of December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions, except per share data)	(unaudited)		(unaudited)	(audited)
Revenue	3,588	1,916	4,888	2,886	885	291
Loss from operations	(298)	(131)	(452)	(436)	(616)	(210)
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Net loss per share attributable to common stockholders, basic and diluted	(0.94)	(3.34)	(1.39)	(7.39)	(15.44)	(4.67)
Total assets	6,358	(1)	6,809	6,353	1,732	683
Total liabilities	1,692	(1)	2,142	1,653	550	134
Total stockholders’ equity (deficit)	4,666	(1)	4,667	4,700	(1,082)	(436)
Net cash provided by (used in) operating activities	525	315	692	252	(467)	(159)
Net cash used in investing activities	(1,520)	(129)	(2,047)	(192)	(570)	(357)
Net cash (used in) provided by financing activities	(487)	714	(483)	3,996	1,109	666

(1)	Comparative balance sheet data as of September 30, 2020 is not presented in the Prospectus.

What are the key risks that are specific to the issuer?

•	DoorDash has a limited operating history in an evolving industry, which makes it difficult to evaluate DoorDash’s future prospects and may increase the risk that DoorDash will not be successful.

•	DoorDash has a history of net losses, DoorDash anticipates increasing expenses in the future, and DoorDash may not be able to achieve, maintain or increase profitability in the future.

•	DoorDash may not continue to grow on pace with historical rates.

•	If Dashers in the United States are reclassified as employees under federal or state law, DoorDash’s business, financial condition, and results of operations would be adversely affected.

•	DoorDash faces intense competition and if it is unable to compete effectively, its business, financial condition, and results of operations would be adversely affected.

•

If DoorDash fails to retain its existing merchants and consumers or acquire new merchants and consumers in a cost-effective manner, DoorDash’s revenue may decrease and its business, financial condition, and results of operations could be adversely affected.

•

If DoorDash fails to cost-effectively attract and retain Dashers or to increase the use of DoorDash’s platform by existing Dashers, DoorDash’s business, financial condition, and results of operations could be adversely affected.

•

DoorDash relies on merchants on its platform for many aspects of DoorDash’s business, and to the extent they fail to maintain their service levels or increase the prices they charge consumers on DoorDash’s platform, either as a result of increased operating costs, or to offset the commission DoorDash charges, DoorDash’s business would be adversely affected.

Key information on the securities

What are the main features of the securities?

DoorDash’s authorized capital stock consists of 8,800,000,000 shares of capital stock, $0.00001 par value per share, of which:

•	6,000,000,000 shares are designated as Class A common stock;

•	200,000,000 shares are designated as Class B common stock;

•	2,000,000,000 shares are designated as Class C common stock; and

•	600,000,000 shares are designated as preferred stock.

The Class A common stock of DoorDash is registered in book-entry form with Computershare Trust Company, N.A. in its capacity as DoorDash’s transfer agent. DoorDash’s Class A common stock is issued under the laws of the United States and denominated in USD. DoorDash’s CUSIP number is 25809K 105.

The rights attaching to DoorDash’s Class A common stock are determined by the DoorDash Certificate, DoorDash’s amended and restated bylaws (the “DoorDash Bylaws”) and the provisions of the DGCL, which govern, inter alia, the right of the holders of DoorDash Class A common stock to attend and vote at shareholder meetings, dividends, appraisal rights and other shareholder rights.

Holders of DoorDash Class A common stock are entitled to one (1) vote for each share DoorDash Class A common stock held on all matters submitted to a vote of stockholders, holders of DoorDash Class B common stock are entitled to twenty (20) votes for each share DoorDash Class B common stock held on all matters submitted to a vote of stockholders and holders of DoorDash Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law.

DoorDash common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions. Thus, if additional shares of DoorDash Class A common stock are issued, the current holders of DoorDash Class A common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance. Pursuant to the DoorDash Certificate, the DoorDash Board has the authority, without stockholder approval, except as required by the listing standards of the New York Stock Exchange (“NYSE”), to issue additional shares of DoorDash Class A common stock and DoorDash Class C common stock.

If DoorDash becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to DoorDash stockholders would be distributable ratably among the holders of DoorDash common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of DoorDash Class A common stock, Class B common stock and Class C common stock are entitled to share equally in any dividends that DoorDash may declare if the DoorDash Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the DoorDash Board may determine. DoorDash has never declared nor paid cash dividends on its capital stock. DoorDash currently intends to retain any future earnings to finance the operation and expansion of its business, and DoorDash do not anticipate declaring or paying any dividends to holders of its capital stock in the foreseeable future.

Where will the securities be traded?

An application will be made to have the shares of DoorDash Class A common stock to be issued pursuant to the Share Purchase Agreement (as defined below in section “Key information on the offer of securities to the public – Under which conditions and timetable can I invest in this security?” of this summary) approved for listing on the NYSE where the shares of DoorDash Class A common stock are currently traded under the symbol “DASH”. No other admission to trading of the DoorDash Class A common stock has been or will be sought in Finland or any other jurisdiction in connection with the Transaction (as defined below in section “Key information on the offer of securities to the public – Under which conditions and timetable can I invest in this security?” of this summary).

What are the key risks that are specific to the securities?

•	The trading price of DoorDash’s Class A common stock may be volatile, and Wolt securityholders could lose all or part of their investment.

•

The multi-class structure of DoorDash’s common stock and the voting agreement and irrevocable proxy between the DoorDash Co-Founders has the effect of concentrating voting power with Tony Xu, DoorDash’s co-founder, Chief Executive Officer, and Chair of the DoorDash Board, which will limit Wolt securityholders’ ability to influence the outcome of matters submitted to DoorDash’s stockholders for approval, including the election of the DoorDash Board, the adoption of amendments to the DoorDash Certificate or the DoorDash Bylaws, and the approval of any merger, consolidation, sale of all or substantially all of DoorDash’s assets, or other major corporate transaction.

•	DoorDash does not expect to pay dividends in the foreseeable future.

Key information on the offer of securities to the public

Why is this Prospectus being produced?

DoorDash has prepared and published this Prospectus in order to issue the DoorDash Class A common stock to certain Wolt securityholders residing in Finland in connection with the Transaction as described in “ – Under which conditions and timetable can I invest in this security?” below.

Under which conditions and timetable can I invest in this security?

Wolt Enterprises Oy (“Wolt”) entered into a share purchase agreement, dated as of November 9, 2021 (the “Share Purchase Agreement”), with DoorDash and Mikko Kuusi, as the representative of Wolt’s securityholders (the “Securityholder Representative”). DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all of the shares in Wolt (collectively, the “Wolt Shares”, each a “Wolt Share”) and all outstanding and unexercised vested options to subscribe for class A common shares in Wolt (the “Vested Wolt Options”) held by each securityholder of Wolt who becomes a party to the Share Purchase Agreement through the execution of a joinder agreement to the Share Purchase Agreement (a “Joinder Agreement”, each such securityholder is referred to herein as a “Seller”, the purchase of such Seller’s Wolt securities is referred to herein as the “Purchase” and the Purchase, together with the other transactions contemplated in the Share Purchase Agreement, are referred to herein as the “Transaction”).

At the closing of the Purchase (the “Closing”), (i) each Wolt Share held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below) and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from an escrow fund established in connection with the Purchase as set forth in the Share Purchase Agreement (if any) and (ii) each Vested Wolt Option held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration, reduced by the quotient equal to (1) an amount equal to the aggregate exercise price of such Vested Wolt Option and any applicable tax withholding amount, divided by (2) €177.7454, and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from an escrow fund established in connection with the Purchase as set forth in the Share Purchase Agreement (if any). Each Vested Wolt Option that is not sold to DoorDash pursuant to the Share Purchase Agreement and remains unexercised as of immediately prior to the Closing will be cancelled and extinguished. No fractional shares will be issued in the Purchase. Instead, the shares issuable to each Seller shall be aggregated on a Seller-by-Seller basis, and the number of shares of DoorDash Class A common stock to be issued to each Seller in exchange for the Wolt Shares and Vested Wolt Options held by such Seller shall be rounded up to the nearest whole number. After the consummation of the Purchase, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities.

At the Closing, the unvested options that entitle their holders to subscribe for common shares in Wolt that are outstanding immediately prior to the Closing (the “Unvested Wolt Options”) will be cancelled and extinguished and, with respect to any Unvested Wolt Option held by an employee or consultant of Wolt who remains an employee or consultant of Wolt or its subsidiaries as of immediately following the Closing (each, a “Continuing Employee”), will be entitled to the following: (i) in lieu of such Unvested Wolt Options, DoorDash will grant an award of restricted stock units (“Substitute RSUs”) covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement, and (ii) an award of restricted stock units included in the indemnity escrow covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the number of Wolt securities as determined in accordance with the Share Purchase Agreement. The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, minus (ii) 2,250,409 shares (which shall be available to compensate DoorDash and its affiliates for the matters provided for in the Share Purchase Agreement), plus or minus, as applicable, (iii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments” and collectively clauses (i)-(iii), the “Total Share Consideration”). For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Ratio (which will be calculated at the Closing). Pursuant to the Share Purchase Agreement, the “Closing Euro Exchange Ratio” means the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to euros as reported by Bloomberg L.P. on each of the screen EUR Currency BFIX on each of the ten (10) consecutive trading days ending with the business day ending three (3) business days prior to the date of the Closing.

While the date of the Closing has not yet been determined, if the Closing were to occur during the first half of calendar year 2022, Wolt currently estimates (based in part on Wolt’s estimate of the Consideration Adjustments (including a preliminary forecast of Wolt’s closing balance sheet) and the number of Wolt’s securities anticipated to be outstanding as of the Closing) that the Per Share Closing Stock Consideration would equal approximately one fifteenth (1/15) to one eighteenth (1/18) of a share of DoorDash Class A common stock, meaning that one (1) share of DoorDash Class A common stock would be issued in exchange for approximately fifteen (15) to eighteen (18) Wolt Shares. The estimate is exclusive of the shares being issued in escrow as further described in the Share Purchase Agreement. At this estimated Per Share Closing Stock Consideration, one (1) share of DoorDash Class A common stock or one (1) Substitute RSU would be issued in exchange for approximately sixteen (16) to twenty (20) Vested Wolt Options or Unvested Wolt Options, respectively. This equates to the excess of (i) the product of (a) the number of Wolt Shares with respect to which such Wolt option is outstanding as of immediately prior to the Closing, multiplied by (b) the Per Share Closing Stock Consideration minus (ii)(a) the aggregate per share exercise price of such Wolt options, divided by (b) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock. The actual amount of the Per Share Closing Stock Consideration will not be determined until the Closing, and any changes in Wolt’s estimate (including with respect to the Consideration Adjustments and the number of Wolt securities anticipated to be outstanding as of the Closing) as compared to the amounts used for purposes of the above estimates, would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration.

For the purposes of the implementation of the Transaction, all Wolt securityholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements, powers of attorney and certain other ancillary documents before the consummation of the Transaction. Pursuant to the Share Purchase Agreement, Wolt and each Seller will use their reasonable best efforts to cause each of the Wolt shareholders and holders of Vested Wolt Vested Options who have not yet duly executed and delivered a Joinder Agreement to DoorDash and Wolt, to duly execute and deliver a Joinder Agreement to Wolt and DoorDash as promptly as practicable following the later of the effectiveness of the registration statement on Form S-4 filed with the SEC in connection with the Transaction or the date on which this Prospectus is approved by the FIN-FSA.

DoorDash will appoint Computershare Trust Company as the exchange agent or another exchange agent selected by DoorDash that is reasonably acceptable to Wolt and the Securityholder Representative (the “Exchange Agent”) for purposes of exchanging certain consideration to be paid under the Share Purchase Agreement. After receipt by the Exchange Agent of (i) a duly executed equity transfer agreement (ii) a Joinder Agreement and (iii) a completed IRS form W-8 or the appropriate series of IRS Form W-8 by a Seller, DoorDash will cause the Exchange Agent to issue the amount of shares of DoorDash Class A common stock that such Seller has the right to receive pursuant to the Share Purchase Agreement.

The Closing is subject to certain closing conditions, including, but not limited to, the effectiveness of the registration statement on Form S-4 filed with the SEC in connection with the Transaction and the approval of this Prospectus, receipt of required regulatory approvals and satisfaction (or, to the extent permitted by applicable law, waiver) of other conditions to the Closing. DoorDash and Wolt currently expect the Transaction to close during the first half of calendar year 2022, subject to the receipt of required regulatory approvals and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions to the Transaction contained in the Share Purchase Agreement. However, it is possible that factors outside the control of DoorDash and Wolt, including obtaining the required regulatory approvals, could require DoorDash and Wolt to complete the Transaction at a later time or not complete the Transaction at all.

Based on the consideration payable to Wolt shareholders and holders of Vested Wolt Options pursuant to the Share Purchase Agreement and the number of shares of DoorDash Class A common stock outstanding as of January 31, 2022, it is expected that, immediately after completion of the Transaction, former Wolt securityholders will own approximately 11.12% of the outstanding DoorDash Class A common stock, resulting in a corresponding dilution of the total ownership of existing holders of DoorDash Class A common stock. According to estimates as of the date of this Prospectus, the total costs for DoorDash arising in connection with offer to the public of DoorDash Class A common stock in Finland in connection with the Transaction, mostly consisting of expenses related to financial and legal advisory services, are expected to amount to approximately USD 4.6 million.

What are the key risks that are specific to the Transaction?

•

The Transaction will not be completed unless the conditions are satisfied or waived. If the Transaction is not completed, DoorDash’s and Wolt’s future business and financial results could be negatively affected.

•	The Transaction and the integration of Wolt may subject DoorDash to certain liabilities associated with Wolt or liabilities that may arise in connection with the completion of the Transaction.

•

DoorDash’s and Wolt’s business relationships may be subject to disruption due to uncertainty associated with the Transaction, which could have an adverse effect on DoorDash’s and Wolt’s results of operations, cash flows and financial position.

TIIVISTELMÄ

Johdanto

Tätä tiivistelmää on pidettävä tämän esitteen (“Esite”) johdantona. Wolt Enterprises Oy:n (“Wolt”) arvopaperien haltijoiden on perustettava DoorDash, Inc.:n (“DoorDash”) liikkeeseen laskemia arvopapereita koskeva sijoituspäätöksensä tähän Esitteeseen kokonaisuutena. Arvopapereihin sijoittava Woltin arvopaperien haltija voi menettää sijoitetun pääoman kokonaan tai osittain. Jos tuomioistuimessa pannaan vireille tähän Esitteeseen sisältyviä tietoja koskeva kanne, kantajana voi jäsenvaltioiden kansallisen lainsäädännön mukaan joutua ennen oikeudenkäynnin vireillepanoa vastaamaan tämän Esitteen käännöskustannuksista. Siviilioikeudellista vastuuta sovelletaan henkilöihin, jotka ovat toimittaneet tämän tiivistelmän, sen käännös mukaan luettuna, mutta vain jos tiivistelmä on harhaanjohtava, epätarkka tai epäjohdonmukainen suhteessa tämän Esitteen muihin osiin tai jos siinä ei annetta yhdessä tämän Esitteen muiden osien kanssa keskeisiä tietoja Woltin arvopaperien haltijoiden auttamiseksi, kun he harkitsevat sijoittamista DoorDashin liikkeeseen laskemiin arvopapereihin.

DoorDash on arvopaperien liikkeeseenlaskija. DoorDashin rekisteröity nimi on DoorDash, Inc. DoorDashin kotipaikka on San Francisco, Kalifornia, Yhdysvallat ja sen rekisteröity osoite on 303 2nd Street, South Tower, 8th Floor, San Francisco, Kalifornia 94107, Yhdysvallat ja DoorDashin puhelinnumero on (650) 487-3970. DoorDashilla ei ole oikeushenkilötunnusta (LEI), koska sillä ei ole perustamisvaltionsa lainsäädännön mukaan velvollisuutta hakea sellaista.

DoorDashin A-sarjan kantaosakkeet on rekisteröity arvo-osuusmuodossa DoorDashin transfer agent -asiamiehenä toimivan Computershare Trust Company, N.A:n ylläpitämään rekisteriin. DoorDashin A-sarjan kantaosakkeet on laskettu liikkeeseen Yhdysvaltain lainsäädännön mukaisesti ja Yhdysvaltain dollareiden määräisinä. DoorDashin CUSIP-numero on 25809K 105.

Finanssivalvonta (“Finanssivalvonta”) on hyväksynyt tämän Esitteen 23.2.2022. Finanssivalvonnan hyväksymispäätöksen diaarinumero on FIVA 3/02.05.04/2022. Finanssivalvonnan osoite on PL 103, 00101 Helsinki, puhelinnumero +358 9 183 51 ja sähköpostiosoite kirjaamo@finanssivalvonta.fi.

Keskeiset tiedot liikkeeseenlaskijasta

Kuka on arvopaperien liikkeeseenlaskija?

DoorDash on arvopaperien liikkeeseenlaskija. DoorDashin rekisteröity nimi on DoorDash, Inc. DoorDash on osakeyhtiö (corporation), johon sovelletaan Delawaren osavaltion lakia. DoorDash on rekisteröity Secretary of State of the State of Delaware, Division of Corporations ylläpitämään rekisteriin tunnuksella 5337982. Yhdysvaltain arvopaperi- ja pörssiviranomaisen (“SEC”) antama DoorDashin central index key (CIK) -tunnus on 1792789. DoorDashilla ei ole oikeushenkilötunnusta (LEI), koska sillä ei ole perustamisvaltionsa lainsäädännön mukaan velvollisuutta hakea sellaista. DoorDashin muutetun ja uudelleenkirjoitetun perustamisasiakirjan (certificate of incorporation) (“DoorDashin Perustamisasiakirja”) 3 artiklan mukaan DoorDashin harjoittamaan liiketoimintaan ja muihin tarkoitusperiin kuuluvat kaikki lailliset toimet ja toiminta, jotka on sallittuja sellaisille osakeyhtiöille, joihin sovelletaan Delawaren yhtiölakia (Delaware General Corporation Law) (”DGCL”).

Päätoimialat

DoorDash tarjoaa paikallisen logistiikka-alustan, jonka avulla paikalliset yritykset voivat vastata kuluttajien odotuksiin helppoudesta ja nopeasta saatavuudesta sekä menestyä nykyajan vaivattomuutta korostavassa palvelutaloudessa. DoorDashin paikallinen logistiikka-alusta yhdistää elinkeinonharjoittajat, kuluttajat sekä itsenäiset palveluntarjoajat, jotka käyttävät DoorDashin alustaa tilausten toimittamiseen (“Dasherit”). DoorDashin DoorDash Marketplace -palvelun avulla elinkeinonharjoittajat voivat saada näkyvyyttä Internetissä ja laajentaa vaikutuspiiriään, kun heidät tuodaan yhteen kuluttajien kanssa (”Marketplace”). Elinkeinonharjoittajat voivat vastata näin syntyvään kysyntään Dashereiden avulla tai kuluttajien henkilökohtaisesti tekemien noutojen kautta. Osana Marketplace-palvelua DoorDash tarjoaa myös Pickup-palvelua, jonka avulla kuluttajat voivat tehdä ennakkotilauksia, välttää jonottamisen sekä noutaa tilauksensa kätevästi ilman kuluttajan kannettavaksi tulevia kuluja. DoorDash tarjoaa myös DoorDash for Work -palvelua, jonka avulla DoorDashin alustaa käyttävät elinkeinonharjoittajat voivat tarjota suuria ryhmä- ja cateringtilauksia yrityksille ja tapahtumiin. Marketplace-palveluun kuuluu myös DashPass, DoorDashin jäsenyystuote, jota aiemmin kutsuttiin DoorDash tilauspalveluksi (subscription) ja joka tarjoaa kuluttajille mahdollisuuden tilata tiettyjen elinkeinonharjoittajien tuotteita ja palveluita ilman toimitusmaksuja ja alennetuin palvelumaksuin. Marketplace-palvelun lisäksi DoorDash tarjoaa Platform Services -palveluja, joihin kuuluvat pääasiassa DoorDash Drive, white-label -logistiikkapalvelu, jonka avulla omien kanaviensa kautta kuluttajakysyntää luoneet elinkeinonharjoittajat voivat vastata kysyntään DoorDashin paikallisen logistiikka-alustan avulla, sekä DoorDash Storefront, jonka mahdollistaa elinkeinonharjoittajille oman brändätyn online-tilauskokemuksen luomisen ja jonka avulla elinkeinonharjoittajille voidaan tarjota kuluttajille suunnattu, tarpeen mukaan tilaamisen (on-demand) mahdollistava verkkokaupparatkaisu avaimet käteen -periaatteella ilman investointeja sisäiseen kehitykseen tai logistiikkaan.

Suurimmat osakkeenomistajat

Seuraavassa taulukossa esitetään tiettyjä tietoja koskien seuraavien henkilöiden DoorDashin kantaosakkeiden tosiasiallista omistusta 31.1.2022:

•	DoorDashin hallituksen jäsenet;

•	DoorDashin johtoryhmän nimetyt jäsenet;

•	kaikki DoorDashin nykyiset hallituksen jäsenet ja johtoryhmän jäsenet yhtenä ryhmänä; ja

•	henkilöt ja ryhmät, joiden DoorDash tietää tosiasiallisesti omistavan yli 5 % DoorDashin A- tai B-sarjan kantaosakkeista.

DoorDash on määrittänyt tosiasiallisen omistuksen (beneficial ownership) SEC:n sääntöjen mukaisesti, ja se perustuu siten yksinomaiseen tai jaettuun ääni- tai sijoitusvaltaan DoorDashin arvopapereita koskien. Ellei toisin jäljempänä mainita, DoorDashin käsityksen mukaan taulukossa nimetyillä henkilöillä ja yhteisöillä on yksinomainen ääni- ja sijoitusvalta koskien kaikkia tosiasiallisesti omistamiaan osakkeita, poikkeuksena tilanteet, joihin soveltuvat avio-oikeudelliset puolisoiden omaisuutta koskevat säännökset.

	Tosiasiallisen omistuksen lukumäärä ja laatu				Prosenttiosuus kokonais- äänivallasta
	A-sarjan kantaosakkeet	%	B-sarjan kantaosakkeet	%
Hallituksen jäsenet ja johtoryhmän jäsenet
Tony Xu	—	—%	15.090.915	41,8%	29,1%
Äänioikeuden käyttöä koskeville valtakirjoille alisteiset osakkeet	—	—%	17.637.682	56,5%	37,5%
Yhteensä	—	—%	32.728.597	90,7%	63,0%
Prabir Adarkar	1.073.973	*	—	—%	*
Christopher Payne	2.207.960	*	—	—%	*
Keith Yandell	163.106	*	—	—%	*
Shona Brown	41.735	*	—	—%	*
John Doerr	801.570	*	—	—%	*
Andy Fang	—	—%	12.228.762	36,4%	—%
Alfred Lin	—	—%	—	—%	—%
Stan Meresman	47.475	*	—	—%	*
Greg Peters	—	—%	—	—%	—%
Maria Renz	6.249	*	—	—%	*
Stanley Tang	—	—%	9.871.538	29,2%	—%
Kaikki nykyiset hallituksen jäsenet ja johtoryhmän jäsenet yhtenä ryhmänä (13 henkilöä)	4.342.068	1,4%	37.191.215	90,8%	65,7%
Osakkeenomistajat, joilla on vähintään 5%:n omistus (lukuun ottamatta hallituksen jäseniä ja johtoryhmän jäseniä)
SVF Swift (Cayman) Limited	33.573.485	10,6%	—	—%	3,6%
Yhteisöt, jotka ovat sidoksissa Sequoia Capitaliin	35.547.760	11,2%	—	—%	3,8%
Yhteisöt, jotka ovat sidoksissa GIC Private Limitediin	24,872,094	7.8%	—	—%	2.6%
Morgan Stanley	19,995,610	6.3%	—	—%	2.1%
Yhteisöt, jotka ovat sidoksissa T. Rowe Price Associates, Inc:iin	21,048,092	6.6%	—	—%	2.2%

Johdon avainhenkilöt ja tilintarkastaja

Seuraavassa taulukossa esitetään DoorDashin hallituksen (“DoorDashin Hallitus”) jäsenet tämän Esitteen päivämääränä:

Nimi	Syntymä- vuosi	Asema
Hallituksen jäsenet
Tony Xu	1984	Puheenjohtaja
Shona Brown	1966	Jäsen
John Doerr	1951	Jäsen
Andy Fang	1992	Jäsen
Alfred Lin	1972	Jäsen
Stan Meresman	1946	Jäsen
Greg Peters	1970	Jäsen
Maria Renz	1968	Jäsen
Stanley Tang	1992	Jäsen

Seuraavassa taulukossa esitetään DoorDashin johtoryhmän jäsenet tämän Esitteen päivämääränä:

Nimi	Syntymä- vuosi	Asema
Johtoryhmän jäsenet
Tony Xu	1984	Yksi perustajista, toimitusjohtaja ja hallituksen puheenjohtaja
Prabir Adarkar	1977	Talous- ja rahoitusjohtaja
Christopher Payne	1968	Operatiivinen johtaja
Keith Yandell	1979	Liiketoimintajohtaja
Tia Sherringham	1982	Lakiasiainjohtaja ja hallituksen sihteeri

DoorDashin konsernitilinpäätökset 31.12.2020, 31.12.2019 ja 31.12.2018 päättyneiltä tilikausilta on tarkastanut KPMG LLP, riippumaton rekisteröity tilintarkastaja. DoorDashin 22.6.2021 pidetty varsinainen yhtiökokous valitsi KPMG LLP:n uudelleen DoorDashin tilintarkastajaksi 31.12.2021 päättyneelle tilikaudelle.

Mitä ovat liikkeeseenlaskijaa koskevat keskeiset taloudelliset tiedot?

Seuraavassa taulukossa esitetään eräitä DoorDashin taloudellisia tietoja mainituilta ajanjaksoilta. Alla esitetyt eräät taloudelliset tiedot on laadittu Yhdysvalloissa yleisesti hyväksyttyjen tilinpäätösperiaatteiden mukaisesti ja ne ovat peräisin (i) 16.2.2022 julkistetuista DoorDashin tilintarkastamattomasta tiivistetyistä konsernitilinpäätöstiedoista 31.12.2021 päättyneiltä kolmen ja kahdentoista kuukauden ajanjaksoilta, sisältäen vertailutiedot 31.12.2020 päättyneiltä kolmen ja kahdentoista kuukauden ajanjaksoilta; (ii) DoorDashin tilintarkastamattomista tiivistetyistä konsernin osavuositiedoista 30.9.2021 päättyneeltä yhdeksän kuukauden ajanjaksolta, sisältäen tilintarkastamattomat vertailutiedot 30.9.2020 päättyneeltä yhdeksän kuukauden ajanjaksolta, sellaisina kuin ne sisältyvät DoorDashin Form 10-Q lomakkeen mukaiseen osavuosikatsaukseen 30.9.2021 päättyneeltä vuosineljännekseltä; (iii) DoorDashin tilintarkastetusta konsernitilinpäätöksestä 31.12.2020 päättyneeltä tilikaudelta, sisältäen vertailutiedot 31.12.2019 ja 31.12.2018 päättyneiltä tilikausilta, sellaisina kuin ne sisältyvät Doordashin Form 10-K lomakkeen mukaiseen vuosikertomukseen 31.12.2020 päättyneeltä tilikaudelta; ja (iv) DoorDashin tilintarkastetusta konsernitaseesta 31.12.2018 ja sen liitetiedoista sellaisina kuin ne sisältyvät DoorDashin SEC:lle 13.11.2020 lomakkeella S-1 toimittaman rekisteröintiasiakirjan sivuille F-3 ja F-10–F-53, jotka ovat kaikki sisällytetty viittaamalla tähän Esitteeseen.

	30.9. päättyneeltä yhdeksältä kuukaudelta		31.12. päättyneeltä tilikaudelta
	2021	2020	2021	2020	2019	2018
(miljoonaa Yhdysvaltain dollaria, paitsi osakekohtaiset tiedot)	(tilintarkastamaton)		(tilintarkasta- maton)	(tilintarkastettu)
Liikevaihto	3 588	1 916	4,888	2 886	885	291
Liiketoiminnan tappio	(298)	(131)	(452)	(436)	(616)	(210)
Tilikauden tulos	(313)	(149)	(468)	(461)	(667)	(204)
Kantaosakkeisiin kohdistuva osakekohtainen tulos, laimentamaton ja laimennettu	(0,94)	(3,34)	(1.39)	(7,39)	(15,44)	(4,67)
Varat yhteensä	6 358	(1)	6,809	6 353	1,732	683
Velat yhteensä	1 692	(1)	2,142	1 653	550	134
Oma pääoma yhteensä	4 666	(1)	4,667	4 700	(1082)	(436)
Liiketoiminnan nettorahavirta	525	315	692	252	(467)	(159)
Investointien nettorahavirta	(1520)	(129)	(2,047)	(192)	(570)	(357)
Rahoituksen nettorahavirta	(487)	714	(483)	3 996	1 109	666

(1)	Taseen vertailutietoja per 30.9.2020 ei esitetä Esitteessä.

Mitkä ovat liikkeeseenlaskijaan liittyvät olennaiset riskit?

•	DoorDashilla on rajallinen toimintahistoria muuttuvalla toimialalla, mikä vaikeuttaa DoorDashin tulevaisuudennäkymien arviointia ja saattaa lisätä riskiä siitä, että DoorDash ei tule menestymään.

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DoorDash on tuottanut aiemmin nettotappiota, DoorDash odottaa kustannusten kasvavan tulevaisuudessa eikä DoorDash välttämättä pysty tulevaisuudessa saavuttamaan, ylläpitämään tai parantamaan kannattavuutta.

•	DoorDash ei välttämättä kasva tulevaisuudessa samaan tahtiin kuin aikaisemmin.

•

Jos Dasherit Yhdysvalloissa uudelleenluokitellaan liittovaltion tai osavaltion lain nojalla työntekijöiksi, tällä olisi haitallinen vaikutus DoorDashin liiketoimintaan, taloudelliseen asemaan ja liiketoiminnan tulokseen.

•	DoorDash kohtaa voimakasta kilpailua, ja jos se ei pysty kilpailemaan tehokkaasti, tällä olisi haitallinen vaikutus sen liiketoimintaan, taloudelliseen asemaan ja liiketoiminnan tulokseen.

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Jos DoorDash ei pysty pitämään nykyisiä elinkeinonharjoittajia ja kuluttajia tai hankkimaan uusia elinkeinonharjoittajia ja kuluttajia kustannustehokkaasti, DoorDashin liikevaihto saattaa laskea ja tällä voi olla haitallinen vaikutus sen liiketoimintaan, taloudelliseen asemaan ja liiketoiminnan tulokseen.

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Jos DoorDash ei pysty kustannustehokkaasti houkuttelemaan ja pitämään Dashereita tai lisäämään DoorDashin alustan käyttöä nykyisten Dashereiden toimesta, tällä voi olla haitallinen vaikutus DoorDashin liiketoimintaan, taloudelliseen asemaan ja liiketoiminnan tulokseen.

•

DoorDash on liiketoiminnassaan monin tavoin riippuvainen sen alustaa käyttävistä elinkeinonharjoittajista, ja siltä osin kuin ne eivät pysty ylläpitämään palvelutasoaan tai lisäävät kuluttajilta alustalla veloittamiaan maksuja, joko kasvaneiden operatiivisten kustannusten takia tai DoorDashin veloittaman komission kompensoimiseksi, tällä olisi haitallinen vaikutus DoorDashin liiketoimintaan.

Keskeiset tiedot arvopapereista

Mitkä ovat arvopaperien keskeiset ominaisuudet?

DoorDashin valtuutettu osakepääoma koostuu 8 800 000 000 osakkeesta, joiden osakekohtainen nimellisarvo on 0,00001 Yhdysvaltain dollaria, ja joista:

•	6 000 000 000 on A-sarjan kantaosakkeita;

•	200 000 000 on B-sarjan kantaosakkeita;

•	2 000 000 000 on C-sarjan kantaosakkeita; ja

•	600 000 000 on etuoikeusosakkeita.

DoorDashin A-sarjan kantaosakkeet on rekisteröity arvo-osuusmuodossa DoorDashin transfer agent -asiamiehenä toimivan Computershare Trust Company, N.A:n ylläpitämään rekisteriin. DoorDashin A-sarjan kantaosakkeet on laskettu liikkeeseen Yhdysvaltain lainsäädännön mukaisesti ja Yhdysvaltain dollareiden määräisinä. DoorDashin CUSIP-numero on 25809K 105.

DoorDashin A-sarjan kantaosakkeiden tuottamat oikeudet määräytyvät DoorDashin Perustamisasiakirjan ja DoorDashin muutetun ja uudelleenkirjoitetun yhtiöjärjestyksen (bylaws) (”DoorDashin Yhtiöjärjestys”) sekä DGCL:n säännösten perusteella, jotka sääntelevät muun muassa DoorDashin A-sarjan kantaosakkeiden omistajien oikeutta osallistua ja äänestää yhtiökokouksissa, osinkoja, oikeutta vaatia osakkeidensa lunastusta sekä muita osakkeenomistajan oikeuksia.

DoorDashin A-sarjan kantaosakkeiden omistajat ovat oikeutettuja yhteen (1) ääneen kutakin omistamaansa A-sarjan osaketta kohti kaikissa osakkeenomistajien äänestettäväksi saatetuissa asioissa, DoorDashin B-sarjan kantaosakkeiden omistajat ovat oikeutettuja kahteenkymmeneen (20) ääneen kutakin omistamaansa B-sarjan kantaosaketta kohti kaikissa osakkeenomistajien äänestettäväksi saatetuissa asioissa ja DoorDashin C-sarjan kantaosakkeiden omistajat eivät ole oikeutettuja äänestämään missään osakkeenomistajien äänestettäväksi saatetuissa asioissa, ellei laki toisin edellytä.

DoorDashin kantaosakkeilla ei ole merkintäetuoikeutta, eikä niihin sovellu muunto-, lunastus- tai niin kutsutut sinking fund -lausekkeet. Tämän vuoksi uusien DoorDashin A-sarjan kantaosakkeiden laskeminen liikkeeseen johtaisi siihen, että nykyiset DoorDashin A-sarjan kantaosakkeiden omistajat tulisivat omistamaan suhteessa pienemmän osuuden suuremmasta määrästä ulkona olevia kantaosakkeita sikäli, kun he eivät merkitse uusia kantaosakkeita tällaisessa liikkeeseenlaskussa. DoorDashin Perustamisasiakirjan mukaan DoorDashin Hallituksella on toimivalta laskea liikkeeseen lisää DoorDashin A- ja C-sarjan kantaosakkeita ilman osakkeenomistajien suostumusta elleivät New Yorkin pörssin (New York Stock Exchange) (“NYSE”) listautumisstandardit toisin edellytä.

Mikäli DoorDash asetetaan selvitystilaan, purettavaksi tai vastaavaan likvidaatiomenettelyyn, varat, jotka ovat laillisesti jaettavissa DoorDashin osakkeenomistajille, olisivat jakokelpoisia DoorDashin kantaosakkeiden ja kyseisenä ajankohtana mahdollisten ulkona olevien varojenjakoon osallistuvien etuosakkeiden omistajille näiden omistusosuuksien suhteessa edellyttäen, että kaikki velat ja vastuut sekä ja kaikki mahdollisten ulkona olevien etuosakkeiden etuoikeudet ja varojenjakoon kohdistuvat mahdolliset etuoikeusmäärät (liquidation preference) on maksettu tai suoritettu.

Ellei mahdollisesti ulkona oleviin etuosakkeisiin mahdollisesti soveltuvista etuoikeuksista muuta johdu, DoorDashin A-, B- ja C-sarjan kantaosakkeiden omistajilla on yhtäläinen oikeus osinkoon, jota DoorDash voi jakaa, mikäli DoorDashin Hallitus harkintansa mukaan päättää osingon jakamisesta, ja tällöin vain DoorDashin hallituksen päättämänä aikana ja vain siihen määrään, jonka DoorDashin Hallitus on päättänyt jakaa osinkona. DoorDash ei ole koskaan päättänyt käteisosingon jakamisesta tai maksanut käteisosinkoja osakkeilleen. Toistaiseksi DoorDashin aikomuksena on olla jakamatta mahdollisia tulevia tuottojaan rahoittaakseen ja kasvattaakseen liiketoimintaansa, eikä DoorDash ennakoi päättävänsä osingon jakamisesta tai maksavansa osinkoja osakkeenomistajilleen lähitulevaisuudessa.

Missä arvopapereilla tullaan käymään kauppaa?

Kauppakirjan (kuten on jäljempänä määritelty tämän tiivistelmän kohdassa “Keskeiset tiedot arvopapereiden yleisölle tarjoamisesta – Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?”) mukaan liikkeeseen laskettavat DoorDashin A-sarjan kantaosakkeet tullaan hakemaan hyväksyttäväksi listattavaksi NYSE:een, jossa DoorDashin A-sarjan kantaosakkeet ovat kaupankäynnin kohteena tunnuksella ”DASH”. Mitään muuta hakemusta DoorDashin A-sarjan kantaosakkeiden saattamiseksi julkisen kaupankäynnin kohteeksi ei ole tehty eikä tulla tekemään Suomessa tai missään muussa valtioissa Yritysjärjestelyn (kuten on jäljempänä määritelty tämän tiivistelmän kohdassa “Keskeiset tiedot arvopapereiden yleisölle tarjoamisesta – Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?”) yhteydessä.

Mitkä ovat arvopapereihin liittyvät keskeiset riskit?

•	DoorDashin A-sarjan kantaosakkeen kurssi voi olla epävakaa ja Woltin arvopaperien haltijat saattavat menettää sijoituksensa kokonaan tai osittain.

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DoorDashin kantaosakkeiden monisarjainen rakenne sekä DoorDashin perustajien välillä voimassa oleva äänioikeuden käyttöä koskeva sopimus ja peruuttamaton valtakirja keskittää äänivaltaa Tony Xulle, joka on yksi DoorDashin perustajista, sekä DoorDashin toimitusjohtaja ja DoorDashin Hallituksen puheenjohtaja, mikä tulee rajoittamaan Woltin arvopaperien haltijoiden mahdollisuutta vaikuttaa DoorDashin osakkeenomistajien hyväksyttäväksi saatettaviin asioihin, mukaan lukien DoorDashin Hallituksen valintaan, DoorDashin Perustamisasiakirjan tai DoorDashin Yhtiöjärjestyksen muutoksiin, mahdolliseen sulautumiseen, yhdistymiseen, DoorDashin kaikkien tai lähes kaikkien omaisuuserien myymiseen tai vastaavien merkittävien yritysjärjestelyiden hyväksyntään.

•	DoorDash ei odota maksavansa osinkoja lähitulevaisuudessa.

Keskeiset tiedot arvopapereiden yleisölle tarjoamisesta

Miksi tämä Esite on laadittu?

DoorDash on laatinut ja julkaissut tämän Esitteen DoorDashin A-sarjan kantaosakkeiden antamiseksi osana jäljempänä kohdassa ”– Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?” kuvattua Yritysjärjestelyä tietyille sellaisille Woltin arvopaperien haltijoille, joiden kotipaikka on Suomi.

Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?

Wolt Enterprises Oy (“Wolt”) solmi 9.11.2021 osakekauppakirjan (”Kauppakirja”) DoorDashin ja Woltin arvopaperien haltijoiden edustajana toimivan Mikko Kuusen (”Arvopaperien Haltijoiden Edustaja”) kanssa. DoorDash on sopinut ostavansa Kauppakirjan mukaisin ehdoin kaikki sellaiset Woltin osakkeet (yhdessä ”Wolt Osakkeet” ja yksin ”Wolt Osake”) sekä kaikki sellaiset ulkona olevat ja käyttämättömät Woltin A-sarjan kantaosakkeiden merkintään oikeuttavat optio-oikeudet, joiden nojalla merkittävien osakkeiden merkintäaika on alkanut (”Vestautuneet Wolt Optiot”), joiden haltija on liittynyt Kauppakirjan osapuoleksi allekirjoittamalla erillisen Kauppakirjaan liittymissopimuksen (”Liittymissopimus”, kukin tällainen haltija ”Myyjä”, Myyjien omistamien Woltin arvopaperien osto ”Kauppa” ja Kauppa yhdessä muiden Kauppakirjassa tarkoitettujen järjestelyjen kanssa ”Yritysjärjestely”).

Kaupan täytäntöönpanon (”Täytäntöönpano”) yhteydessä (i) jokainen kunkin Myyjän omistama Wolt Osake myydään DoorDashille, mistä vastikkeeksi kukin Myyjä saa (A) sellaisen määrän DoorDashin A-sarjan kantaosakkeita, joka vastaa Kauppakirjassa määriteltyä ja jäljempänä kuvattua Osakekohtaista Täytäntöönpanovastiketta sekä (B) oikeuden saada osuuden Kaupan yhteydessä perustetulta sulkutililtä vapautettavista DoorDashin A-sarjan kantaosakkeista Kauppakirjassa sovitulla tavalla (mikäli tällaisia osakkeita vapautuu), ja (ii) jokainen kunkin Myyjän omistama Vestautunut Wolt Optio myydään DoorDashille, mistä vastikkeeksi kukin Myyjä saa (A) sellaisen määrän DoorDashin A-sarjan kantaosakkeita, joka vastaa Osakekohtaista Täytäntöönpanovastiketta vähennettynä osamäärällä, joka saadaan jakamalla (1) tällaisten Vestautuneiden Wolt Optioiden yhteenlaskettujen osakekohtaisten merkintähintojen sekä soveltuvien verotuksellisten ennakonpidätysten summa (2) 177,7454 eurolla, ja (B) oikeuden saada osuuden Kaupan yhteydessä perustetulta sulkutililtä vapautettavista DoorDashin A-sarjan kantaosakkeista Kauppakirjassa sovitulla tavalla (mikäli tällaisia osakkeita vapautuu). Jokainen Vestautunut Wolt Optio, jota ei myydä DoorDashille Kauppakirjan mukaisesti ja jota ei ole käytetty välittömästi ennen Täytäntöönpanoa, peruutetaan ja mitätöidään. Kaupan yhteydessä ei anneta osakkeiden murto-osia. Sen sijaan kullekin Myyjälle annettavien osakkeiden määrä lasketaan yhteen myyjäkohtaisesti ja kullekin Myyjälle vastikkeena tämän Wolt Osakkeista ja Vestautuneista Wolt Optioista annettavien DoorDashin A-sarjan kantaosakkeiden lukumäärä pyöristetään ylöspäin lähimpään kokonaislukuun. Kaupan toimeenpanon jälkeen kukin Myyjä omistaa DoorDashin A-sarjan kantaosakkeita eivätkä enää omista Woltin arvopapereita.

Täytäntöönpanon yhteydessä Woltin osakkeiden merkintään oikeuttavat optio-oikeudet, joiden nojalla merkittävien A-sarjan kantaosakkeiden merkintäaika ei ole alkanut ja jotka ovat laskettuina liikkeeseen välittömästi ennen Täytäntöönpanoa (”Vestautumattomat Wolt Optiot”) peruutetaan ja mitätöidään, ja Woltin työntekijöiden tai konsulttien, jotka jatkavat Woltin tai sen tytäryhtiöiden työntekijöinä tai konsultteina välittömästi Täytäntöönpanon jälkeen (kukin jäljempänä ”Jatkava Työntekijä”) omistamien Vestautumattomien Wolt Optioiden osalta näiden haltijat ovat oikeutettuja seuraaviin: (i) Vestautumattomien Wolt Optioiden tilalle DoorDash tulee antamaan rajoitettuja osakeosuuksia (restricted stock units) (”Korvaavat Rajoitetut Osakeosuudet”), joiden määrä vastaa Kauppakirjan mukaan määräytyvää määrää DoorDashin A-sarjan kantaosakkeita ja joiden ansaintaehdot (vesting) määräytyvät Kauppakirjan mukaisesti ja (ii) vastuutilanteita varten tarkoitetun sulkutilijärjestelyn kohteena oleviin rajoitettuihin osakeosuuksiin, joiden määrä vastaa Kauppakirjan mukaan määräytyvää määrää DoorDashin A-sarjan kantaosakkeita ja joiden ansaintaehdot (vesting) määräytyvät Kauppakirjan mukaisesti.

Kauppakirjan mukaan Osakekohtainen Täytäntöönpanovastike on sellainen lukumäärä DoorDashin A-sarjan kantaosakkeita, joka vastaa Kauppakirjassa määriteltyä ja alla kuvattua Kokonaisosakevastiketta jaettuna Kauppakirjan mukaan määritellyllä Woltin arvopaperien lukumäärällä. Kauppakirjan mukaan Kokonaisosakevastike on sellainen lukumäärä DoorDashin A-sarjan kantaosakkeita, joka on yhtä suuri kuin (i) 39 382 172 vähennettynä (ii) 2 250 409 osakkeella (joiden tulee olla käytettävissä tiettyjen Kauppakirjassa määriteltyjen tapahtumien korvaamiseksi DoorDashille ja sen tytär-, sisar- ja muille osakkuusyhtiöille sekä muille konserniyhtiöille), vähennettynä tai lisättynä (iii) alla kuvatulla tavalla määriteltävällä positiivisella tai negatiivisella määrällä osakkeita perustuen Woltin käteisvarojen ja muiden rahavarojen arvoon, transaktiokustannuksiin, veroihin, velkaantumiseen, nettokäyttöpääomaan ja Woltin ulkona olevien optio-oikeuksien yhteenlaskettuun merkintähintaan (”Kauppahintaoikaisut” ja kohdat (i)-(iii) yhdessä ”Kokonaisosakevastike”). Kokonaisosakevastikkeen oikaisemista varten Kauppahintahintaoikaisut lasketaan euroissa ja muunnetaan osakkeiksi perustuen DoorDashin A-sarjan kantaosakkeiden osakekohtaiseen hintaan 206,4513 Yhdysvaltain dollaria, joka muunnetaan Yhdysvaltain dollareista euroiksi Täytäntöönpanon ajankohtana laskettavan Täytäntöönpanohetken Euron Vaihtokurssin perusteella. Kauppakirjan mukaan ”Täytäntöönpanohetken Euron Vaihtokurssi” tarkoittaa Bloomberg L.P.:n EUR Currency BFIX -sivulla raportoimaa aritmeettista keskiarvoa keskimääräisten osto- ja myyntitarjousten avistakurssista, jolla Yhdysvaltain dollareita vaihdetaan euroiksi kymmenen (10) peräkkäisen kaupankäyntipäivän aikana, joista viimeinen päättyy kolme (3) pankkipäivää ennen Täytäntöönpanoa.

Täytäntöönpanon päivämäärää ei vielä ole määritetty, mutta mikäli Täytäntöönpano tapahtuu kalenterivuoden 2022 ensimmäisen puoliskon aikana, Wolt arvioi tällä hetkellä (perustuen osaksi Woltin arvioon Kauppahintaoikaisuista (mukaan lukien alustavaan ennusteeseen Woltin täytäntöönpanohetken taseesta) ja ulkona olevien Woltin arvopaperien odotettuun lukumäärään Täytäntöönpanon hetkellä) Osakekohtaisen Täytäntöönpanovastikkeen olevan arviolta 1/15–1/18 DoorDashin A-sarjan kantaosaketta, eli yksi (1) DoorDashin A-sarjan kantaosake annettaisiin arviolta 15–18

Wolt Osaketta kohden. Arvio ei sisällä annettavia osakkeita, jotka ovat sulkutilijärjestelyn kohteena Kauppakirjassa kuvatulla tavalla. Tällä arvioidulla Osakekohtaisella Täytäntöönpanovastikkeella yksi (1) DoorDashin A-sarjan kantaosake tai yksi (1) Korvaava Rajoitettu Osakeosuus annettaisiin arvioilta 16–20 Vestautunutta Wolt Optiota tai Vestatumatonta Wolt Optiota kohden, tässä järjestyksessä. Tämä vastaa erotusta, joka syntyy kun (i) (a) Wolt Osakkeiden lukumäärän, joihin tällaiset ulkona olevat Woltin optiot oikeuttavat välittömästi ennen Täytäntöönpanoa ja (b) Osakekohtaisen Täytäntöönpanovastikkeen tulosta vähennetään (ii)(a) tällaisten Woltin optioiden yhteenlasketun osakekohtaisen merkintähinnan ja (b) 177,7454 euron osamäärä siten, että mahdolliset syntyvät murto-osat pyöristetään lähimpään kokonaiseen DoorDashin A-sarjan kantaosakkeeseen. Osakekohtaista Täytäntöönpanovastiketta ei määritetä ennen Täytäntöönpanoa ja kaikki muutokset Woltin arvioissa (mukaan lukien koskien Kauppahintaoikaisuja ja ulkona olevien Woltin arvopaperien odotettua lukumäärää Täytäntöönpanon hetkellä) verrattuna edellä mainittujen arvioiden laatimiseksi käytettyihin arvioihin johtavat Osakekohtaisen Täytäntöönpanovastikkeen alenemiseen tai kasvamiseen.

Yritysjärjestelyn täytäntöönpanemiseksi kaikkien Woltin arvopaperien haltijoiden odotetaan liittyvän Kauppakirjan osapuoliksi Myyjinä allekirjoittamalla Liittymissopimukset, valtakirjat ja tiettyjä muita liitännäisasiakirjoja ennen Yritysjärjestelyn toteuttamista. Kauppakirjan mukaan Woltin ja kunkin Myyjän tulee kohtuullisen parhaan kykynsä mukaan huolehtia siitä, että Woltin osakkeenomistajat ja Vestautuneiden Wolt Optioiden haltijat, jotka eivät ole vielä asianmukaisesti allekirjoittaneet Liittymissopimusta ja toimittaneet sitä DoorDashille ja Woltille, asianmukaisesti allekirjoittavat Liittymissopimuksen ja toimittavat sen DoorDashille ja Woltille mahdollisimman pian sen jälkeen, kun SEC:lle Yritysjärjestelyn yhteydessä jätetty Form S-4 rekisteröintiasiakirja on tullut voimaan tai kun Finanssivalvonta on hyväksyt tämän Esitteen, sen mukaan kumpi näistä ajankohdista on myöhäisempi.

DoorDash tulee nimittämään Computershare Trust Companyn tai jonkun toisen DoorDashin valitseman, Woltin ja Arvopaperien Haltijoiden Edustajan kohtuullisesti hyväksyttävissä olevan toimitusasiamiehen (exchange agent) (”Toimitusasiamies”) tietyn Kauppakirjan mukaan maksettavan vastikkeen toimittamista varten. Toimitusasiamiehen vastaanotettua Myyjältä (i) asianmukaisesti allekirjoitetun arvopaperien siirtokirjan, (ii) Liittymissopimuksen ja (iii) täytetyn Yhdysvaltain veroviranomaisen (Internal Revenue Service, ”IRS”) W-8-lomakkeen tai vaaditun sarjan täytettyjä IRS:n W-8-lomakkeita, DoorDash huolehtii siitä, että Toimitusasiamies antaa Myyjälle sen määrän DoorDashin A-sarjan kantaosakkeita, johon Myyjä on oikeutettu Kauppakirjan nojalla.

Täytäntöönpano on ehdollinen tietyille täytäntöönpanoehdoille, mukaan lukien muun muassa SEC:lle Yritysjärjestelyn yhteydessä jätetyn Form S-4:n rekisteröintiasiakirjan voimaantulolle ja tämän Esitteen hyväksymiselle, tarvittavien viranomaishyväksyntöjen saamiselle ja muiden Täytäntöönpanon ehtojen täyttymiselle (tai niistä luopumiselle siltä osin kuin sen on soveltuvan lain mukaan sallittua). Tällä hetkellä DoorDash ja Wolt odottavat, että Yritysjärjestely pannaan täytäntöön vuoden 2022 ensimmäisen puoliskon aikana edellyttäen, että tarvittavat viranomaishyväksynnät on saatu ja muut Kauppakirjassa asetetut Täytäntöönpanon ehdot ovat täyttyneet (tai niistä on luovuttu siltä osin kuin se on soveltuvan lain mukaan sallittua). On kuitenkin mahdollista, että tekijät, joita DoorDash ja Wolt eivät voi kontrolloida, mukaan lukien tarvittavien viranomaishyväksyntöjen saaminen, voivat edellyttää, että DoorDash ja Wolt toteuttavat Yritysjärjestelyn myöhempänä ajankohtana tai että Yritysjärjestelyä ei toteuteta lainkaan.

Woltin osakkeenomistajille ja Vestautuneiden Wolt Optioiden haltijoille Kauppakirjan mukaisesti maksettavan vastikkeen ja 31.1.2022 ulkona olevien DoorDashin A-sarjan kantaosakkeiden lukumäärän perusteella entisten Woltin arvopaperien haltijoiden arvioidaan välittömästi Yritysjärjestelyn toteuttamisen jälkeen omistavan noin 11,12 prosenttia ulkona olevista DoorDashin A-sarjan kantaosakkeista, mikä johtaa vastaavansuuruiseen DoorDashin A-sarjan kantaosakkeiden nykyisten haltijoiden omistuksen laimentumiseen. Tämän Esitteen päivämäärän mukaisten arvioiden perusteella DoorDashille Suomessa Yritysjärjestelyn yhteydessä tapahtuvan arvopaperien yleisölle tarjoamisen yhteydessä syntyneiden kokonaiskustannusten, jotka enimmäkseen koostuvat taloudellisista ja oikeudellisista neuvonantajapalveluista, arvioidaan olevan noin 4,6 miljoonaa Yhdysvaltain dollaria.

Mitkä ovat keskeiset Yritysjärjestelyyn liittyvät riskit?

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Yritysjärjestelyä ei toteuteta, elleivät sen toteuttamiselle asetetut ehdot täyty, tai ellei niiden täyttymisen vaatimisesta ole luovuttu. Jos Yritysjärjestely ei toteudu, tällä saattaa olla negatiivinen vaikutus DoorDashin ja Woltin tulevaan liiketoimintaan ja taloudelliseen tulokseen.

•	Yritysjärjestely ja Woltin integrointi saattaa altistaa DoorDashin tietyille Woltiin liittyville vastuille tai vastuille, joita saattaa syntyä Yritysjärjestelyn toteuttamisen yhteydessä.

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DoorDashin ja Woltin liikesuhteet saattavat häiriintyä Yritysjärjestelyyn liittyvän epävarmuuden seurauksena, millä saattaa olla haitallinen vaikutus DoorDashin ja Woltin liiketoiminnan tulokseen, rahavirtoihin ja taloudelliseen asemaan.

RISK FACTORS

An investment in DoorDash involves risks, which may be significant. The following describes the risks relating to the Transaction, as well as the risks relating to DoorDash and Wolt and their respective businesses and shares as of the date hereof. Many of the risks related to DoorDash and Wolt are inherent to their respective businesses and the industries in which they operate. Wolt securityholders are advised to carefully review and consider the information contained in this Prospectus, and in particular, the risk factors described below.

Unless a risk factor specifically refers to the Transaction or business operations planned in conjunction with it, the risks presented describe the effects of their materialization on DoorDash or Wolt, as applicable, through describing their existing business operations prior to the Transaction. Prior to the completion of the Transaction, materialization of the risks presented herein could also have the effect described in the risk factor on DoorDash or Wolt, or the prices of their respective shares, on a standalone basis.

The description of risk factors below is based on information available and estimates made on the date of this Prospectus and, therefore, is not necessarily exhaustive. Some of these factors are potential events that may or may not materialize, and as such neither DoorDash nor Wolt is able to present an estimate of the probability of such events materializing or failing to materialize. Should one or more of the risk factors described in this Prospectus materialize, either individually, cumulatively or together with other circumstances, this could have a material adverse effect on the business, financial position, results of operations, future prospects and share price of DoorDash or Wolt, as applicable.

The risk factors presented herein have been divided into eight categories based on their nature. The categories are:

•	Risks related to the Transaction

•	Risks related to DoorDash’s business and operations

•	Risks related to DoorDash’s legal and regulatory environment

•	Risks related to DoorDash’s dependence on third parties

•	Risks related to DoorDash’s intellectual property

•	Risks related to DoorDash’s indebtedness and liquidity

•	Risks related to Wolt’s business, operations and legal and regulatory environment

•	Risks related to the DoorDash Class A common stock

Within each category, the risk factor estimated to be the most material on the basis of an overall evaluation of the criteria set out in the Prospectus Regulation is presented first. However, the order in which the risk factors are presented after the first risk factor in each category is not intended to reflect either the relative probability or the potential impact of their materialization. The order of the categories is not an evaluation of the materiality of the risk factors within that category, when compared to risk factors in another category.

This section contains forward-looking statements. These statements are not guarantees of the financial performance of DoorDash or Wolt. The actual results of operations or financial position of DoorDash or Wolt may differ materially from the results of operations or financial position contained in or implied by the forward-looking statements. This may be due to several factors, which are described, among other things, in the section titled “Information about this Prospectus – Forward-looking statements” of this Prospectus.

Risks related to the Transaction

The Transaction will not be completed unless the conditions are satisfied or waived. If the Transaction is not completed, DoorDash’s and Wolt’s future business and financial results could be negatively affected.

DoorDash’s and Wolt’s obligations to consummate the Transaction are subject to the satisfaction or waiver of certain conditions. These conditions include, among other customary conditions, receipt of certain specified regulatory approvals, the absence of certain laws or orders prohibiting or making illegal the Transaction, effectiveness of the Registration Statement registering the shares of DoorDash’s Class A common stock issuable to the Wolt shareholders and holders of Vested Wolt Options (“Wolt Vested Optionholders”) as consideration in the Transaction, approval of a prospectus under Finnish law by the Finnish authorities, if required pursuant to applicable laws, execution of an escrow agreement by the parties and an escrow agent related to the escrow of certain shares to secure the Sellers’ indemnification obligations, no event occurring that had or would reasonably be expected to result in a DoorDash Material Adverse Effect (as defined below) or a Wolt Material Adverse Effect (as defined below), compliance by the parties with their covenants in the Share Purchase Agreement in all material respects, the accuracy of representations and warranties made by DoorDash or Wolt, and certain conditions related to key employees and the Lockup Agreements. For additional information, please see the section titled “The Share Purchase Agreement – Conditions to completion of the Transaction” of this Prospectus.

In addition, if the Transaction is not completed by the termination date specified in the Share Purchase Agreement, or certain other events have occurred that prevent the closing conditions from being satisfied, either DoorDash or Wolt may choose to terminate the Share Purchase Agreement. DoorDash or Wolt may also elect to terminate the Share Purchase Agreement in certain other circumstances, and the parties can mutually decide to terminate the Share Purchase Agreement at any time prior to the Closing of the Transaction. There is no assurance that the Transaction will be consummated. For additional information, please see the sections titled “The Share Purchase Agreement – Conditions to completion of the Transaction”, “The Share Purchase Agreement – Termination of the Share Purchase Agreement” and “The Share Purchase Agreement – Termination fee” of this Prospectus.

If the Transaction is delayed, terminated or otherwise not completed, DoorDash and Wolt would not realize any of the expected benefits of the Transaction and may suffer other consequences that could adversely affect DoorDash’s or Wolt’s business, results of operations and stock price, including, among others:

•	under certain circumstances, DoorDash could be required to pay a termination fee of €210 million;

•

DoorDash and Wolt will have incurred and may continue to incur costs relating to the Transaction, including, as applicable, professional fees and expenses, fees and costs relating to regulatory filings and notices, and other transaction-related costs, fees and expenses. These costs are payable by DoorDash and Wolt whether or not the Transaction is complete. If the Transaction is not completed, DoorDash and Wolt will have incurred substantial expenses for which no ultimate benefit will have been received by DoorDash or Wolt;

•

matters related to the Transaction (including integration planning) require substantial commitments of time and resources by DoorDash’s and Wolt’s management teams and numerous others throughout DoorDash’s and Wolt’s organizations, which could otherwise have been devoted to other opportunities;

•

should DoorDash waive any of the relevant conditions to completion further described in the section titled “The Share Purchase Agreement – Conditions to completion of the Transaction” of this Prospectus, DoorDash may acquire a majority but less than all of the outstanding shares in the Transaction, which may result in obligations to the minority shareholders of Wolt or additional expenses and obligations in connection with, and following, the Transaction;

•

DoorDash and Wolt may be subject to legal proceedings related to the Transaction or the failure to complete the Transaction, which could be time consuming and expensive, could divert DoorDash’s and Wolt’s managements’ attention away from their regular business and, if any lawsuit is adversely resolved against DoorDash or Wolt, could have a material adverse effect on their financial condition;

•

a delay in completing the Transaction, or failure to complete the Transaction, negative perceptions about the Transaction, or other factors beyond DoorDash’s and Wolt’s control, may result in negative publicity and a negative perception of DoorDash and/or Wolt in the investment community, and could negatively impact on DoorDash’s stock price; and

•

any disruptions to DoorDash’s or Wolt’s businesses resulting from the announcement and pendency of the Transaction, including any adverse changes in DoorDash’s or Wolt’s relationships with their respective customers, suppliers, partners or employees, may continue to intensify in the event the Transaction is not consummated.

Additionally, if the Share Purchase Agreement is terminated and the Wolt Board seeks another Transaction or business combination, Wolt securityholders cannot be certain that Wolt will be able to find a party willing to engage in a transaction on more attractive terms than the Transaction. If the Share Purchase Agreement is terminated, Wolt may require an infusion of cash through a dilutive financing and such financing may not be available or may not be available in a timely manner or on attractive terms.

The Transaction and the integration of Wolt may subject DoorDash to certain liabilities associated with Wolt or liabilities that may arise in connection with the completion of the Transaction.

The Transaction and the integration of Wolt with DoorDash may pose special risks, including write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that the integration will be accomplished effectively or in a timely manner. In addition, the Transaction and the integration of Wolt will subject DoorDash to liabilities that may exist at Wolt or may arise in connection with the completion of the Transaction, some of which may be unknown. Although DoorDash and its advisers have conducted due diligence on the operations of Wolt and DoorDash has certain rights of indemnification, including the escrow of shares to secure the Sellers’ obligations, there can be no guarantee that DoorDash is aware of all liabilities of Wolt or that the amounts in escrow will be sufficient. Further, the escrow consists of shares and therefore, even if DoorDash is able to recover from the escrow, DoorDash will need to use its cash and resources to pay for the liabilities and damages. These liabilities, and any additional risks and uncertainties related to the transaction not currently known to DoorDash or that DoorDash may currently deem immaterial or unlikely to occur, could negatively impact DoorDash’s business, financial condition and results of operations, including DoorDash’s profitability. Further, Wolt’s business is different in certain ways from that of DoorDash, and DoorDash’s results of operations may as a result be affected by factors that differ from those currently affecting its results of operations.

The failure to integrate DoorDash’s business and Wolt’s business successfully in the expected time frame, or to effectively manage DoorDash’s expanded operations following the completion of the Transaction, could adversely affect DoorDash’s future results.

The success of the Transaction will depend, in large part, on DoorDash’s ability to realize the anticipated benefits from combining DoorDash’s business with Wolt’s business. A successful integration will require focusing a substantial amount of resources and management attention to the integration process, which may divert resources and focus from the development and operation of DoorDash’s and Wolt’s regular business operations. DoorDash’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur before the Closing. The integration process is subject to a number of uncertainties, and no assurance can be given as to the realization of anticipated benefits in full or in part or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs and could adversely affect DoorDash’s future business, financial conditions, operating results and prospects.

Potential difficulties that may be encountered in the integration process include the following:

•	challenges and difficulties associated with managing the larger, more complex, combined company;

•	conforming standards, controls, procedures and policies, and compensation structures between the companies;

•

retaining and integrating talent from the two companies, including key employees, while maintaining focus on maintaining DoorDash’s business, expanding DoorDash’s platform and enhancing the DoorDash experience;

•	consolidating corporate and administrative infrastructures;

•	coordinating geographically dispersed organizations;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Transaction;

•	effecting potential actions that may be required in connection with obtaining regulatory approvals;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the transaction and integrating the companies’ operations; and

•	difficulties in delivering on DoorDash’s strategy, including the ability of the transaction to accelerate growth.

Following the completion of the Transaction, the size of the DoorDash business will increase significantly beyond the current size of either DoorDash’s or Wolt’s business. DoorDash’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that DoorDash will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Transaction.

DoorDash’s and Wolt’s business relationships may be subject to disruption due to uncertainty associated with the Transaction, which could have an adverse effect on DoorDash’s and Wolt’s results of operations, cash flows and financial position.

Parties with which DoorDash and Wolt do business may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with DoorDash, Wolt or the combined company following the completion of the transaction. DoorDash’s and Wolt’s relationships may be subject to disruption as merchants, independent contractors who use DoorDash’s platform to deliver orders (“Dashers”) and couriers, and other persons with whom DoorDash and/or Wolt have a business relationship may have concerns about a larger, more international organization, or otherwise, and may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with DoorDash or Wolt, as applicable, or consider entering into business relationships with parties other than DoorDash or Wolt. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of DoorDash, Wolt or the combined company following the completion of the transaction, including an adverse effect on DoorDash’s ability to realize the expected benefits of the transaction. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the completion of or failure to complete the transaction.

Uncertainties associated with the Transaction may cause a loss of management personnel and other key employees, and DoorDash and the combined company may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future businesses and operations of DoorDash and the combined company.

DoorDash and Wolt are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The combined company’s success after the completion of the Transaction will depend in part upon the ability of DoorDash and Wolt to attract, motivate and retain key management personnel and other key employees. Prior to completion of the Transaction, current and prospective employees of DoorDash and Wolt may experience uncertainty about their roles within the combined company following the completion of the Transaction, which may have an adverse effect on the ability of each of DoorDash and Wolt to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that DoorDash will be able to attract, motivate or retain management personnel and other key employees of DoorDash and Wolt to the same extent that DoorDash and Wolt have previously been able to attract or retain their own employees. If key employees terminate their employment, DoorDash’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating DoorDash and Wolt to hiring suitable replacements, all of which may cause DoorDash’s business to suffer.

Wolt is subject to numerous legal and regulatory regimes and the combined business could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which it operates.

Wolt is also subject to a number of legal and compliance risks, and these risks may adversely affect the combined company after completion of the Transaction.

Wolt operates in twenty-three (23) countries in Europe and Asia, including, among others, Japan, Finland, Denmark, Hungary, Germany and Israel. The international scope of Wolt’s business requires the company to comply with a wide range of EU-level, national and local laws and regulations, which may in certain cases diverge from or even conflict with each other.

Wolt’s business principally consists of providing an online delivery logistics platform and enabling people to get the same Wolt delivery experience from virtually any type of merchant (which in the case of Wolt includes, among others, restaurants, grocery stores, retail shops or boutiques), including operating its own Wolt Market grocery stores. With the geographic expansion of DoorDash’s business and that of its subsidiaries, including also Wolt after the consummation of the Transaction, into new markets, DoorDash will become subject to additional and changing legal, regulatory, tax, licensing, and compliance requirements and industry standards with respect to delivery logistics providers. For additional information, please see the section titled “ – Risks related to Wolt’s business, operations and legal and regulatory environment – Wolt is subject to numerous legal and regulatory regimes and its business could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which it operates.” of this Prospectus.

In countries where DoorDash and Wolt operate, legislators and regulatory authorities may introduce new interpretations of existing laws and regulations or introduce new legislation or regulations concerning the business of DoorDash and/or Wolt, e.g., the independent contractor model for couriers (for additional information, please see the section titled “ – Risks related to Wolt’s business, operations and legal and regulatory environment – Wolt faces risks associated with the independent contractor model, which is subject to evolving government regulation of, and administrative or judicial intervention in, the “gig economy.” Changes in government regulation of or successful challenges to the independent contractor model used by Wolt in certain markets may require Wolt to change its existing business models and operations.” of this Prospectus. Any additional regulatory scrutiny or changes in legal requirements may impose significant compliance costs and make it uneconomical for the combined company to continue to operate in all of the current markets or to expand in accordance with DoorDash’s strategy, particularly if regulations or their interpretations vary greatly or conflict between different operating countries. This may negatively impact DoorDash’s or Wolt’s revenue and profitability by preventing DoorDash’s or Wolt’s business from reaching sufficient scale in particular markets or having to change its business model or incur additional costs, which would adversely impact the combined company after the completion of the transaction. DoorDash’s inability, or perceived inability, to comply with existing or new compliance obligations, could lead to regulatory scrutiny, which could result in administrative or enforcement action, such as fines, penalties, and/or enforceable undertakings and adversely affect the combined company after the completion of the transaction.

The Transaction and the expansion of the combined company may lead to an increase in competitive pressure from both existing competitors and new entrants in the already highly competitive food delivery logistics industry.

As a result of the Transaction, DoorDash, through the operations of Wolt, will operate in a greater geographical area than it does currently. A number of competitors both in Europe and Asia offer food delivery logistics services similar to those offered by DoorDash and Wolt. Existing competitors and new entrants in this space in Europe and Asia may engage in aggressive consumer acquisition campaigns, develop superior offerings or consolidate with other entities and achieve benefits of scale. Such competitive pressures in an already highly competitive market may materially erode Wolt’s existing market share and negatively impact Wolt’s revenue, and may hinder Wolt’s expansion into new markets, which could adversely impact the combined company after the completion of the transaction. For additional information, please see the sections titled section titled “ – Risks related to Wolt’s business, operations and legal and regulatory environment – Wolt may not be able to establish, maintain or expand its market positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition.” and “ – Risks related to Wolt’s business, operations and legal and regulatory environment – If Wolt does not continue to innovate and successfully implement its innovations or otherwise meet consumer and partner expectations, it may not remain competitive and its business and results of operations could suffer.” of this Prospectus.

Following the completion of the Transaction, DoorDash’s exposure to fluctuations in foreign currency exchange rates will be increased.

DoorDash is currently subject to some foreign currency exchange risk because DoorDash conducts business operations in several foreign countries through DoorDash’s foreign subsidiaries or affiliates, which conduct business in their respective local currencies. Wolt conducts its operations through its subsidiaries or affiliates, which also operate in their respective local currencies, the most significant of which are currently the Euro, the Japanese Yen and the Israeli Shekel. Therefore, following the completion of the Transaction, DoorDash’s international operations will account for a more significant portion of DoorDash’s overall operations than they do presently and DoorDash’s exposure to fluctuations in foreign currency exchange rates will increase. Because DoorDash’s financial statements will continue to be presented in U.S. dollars subsequent to the completion of the transaction, the local currencies will be translated into U.S. dollars at the applicable exchange rates for inclusion in DoorDash’s consolidated financial statements, thereby increasing the foreign exchange translation risk.

The share consideration is calculated based on a fixed number of shares of DoorDash Class A common stock (subject to certain adjustments set forth in the Share Purchase Agreement) and will not be adjusted based on DoorDash’s stock price. As a result, Wolt securityholders cannot be certain of the market value of the shares of DoorDash Class A common stock they will receive in the Purchase until the Purchase is completed.

Pursuant to the Share Purchase Agreement and as further described in the section titled “The Share Purchase Agreement – Treatment of Wolt securities; purchase price consideration and adjustments” of this Prospectus, the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration divided by the Company Security Number. The Total Share Consideration will not be adjusted for changes in the market price of DoorDash Class A common stock between the date that the Share Purchase Agreement was signed and completion of the Transaction. Changes in the market price of DoorDash Class A common stock prior to the completion of the Transaction will affect the value that Wolt securityholders will receive in the Transaction. Neither DoorDash nor Wolt is permitted to terminate the Share Purchase Agreement solely as a result of any increase or decrease in the market price of DoorDash Class A common stock.

As of the date of this Prospectus, the market price of DoorDash’s Class A common stock price is lower than it was on the date that the Share Purchase Agreement was signed. Stock price changes may result from a variety of factors, including general market and economic conditions (such as levels inflation, general employment and wages, interest rates and currency fluctuations), changes in geopolitical conditions (such as regional or local conflicts, trade disputes or trade restrictions), changes in the values and perceptions of food delivery logistics platform stocks, stocks generally or DoorDash, Wolt or the Transaction in particular, changes in DoorDash’s business, operations and prospects, the ongoing coronavirus (COVID-19), including the recent and potential future outbreaks of novel strains of COVID-19, and actions taken to contain it, and regulatory considerations. Many of these factors are beyond DoorDash’s control.

There has been no public market for Wolt Shares and the lack of a public market makes it difficult to determine the fair market value of Wolt.

The outstanding Wolt Shares are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of Wolt than if the outstanding Wolt Shares were traded publicly. The value ascribed to Wolt Shares in other contexts, including in private valuations or financings, may not be indicative of the price at which the outstanding Wolt Shares might have traded if they were traded on a public market. The Total Share Consideration to be paid to Wolt shareholders and Wolt Vested Optionholders in the Transaction was determined based on negotiations between the parties and likewise may not be indicative of the price at which the outstanding Wolt Shares might have traded if they were traded on a public market.

Wolt’s board and management team members have interests in the Transaction that may be different from, or in addition to, the interests of Wolt securityholders generally.

In considering and resolving on matters related to the Transaction, the board members and management team members of Wolt have concluded, as a matter of Finnish law, that they do not have any conflicts of interest which would prevent any of them from considering matters relating to the Transaction or resolving upon them. However, it should be noted certain members of the Wolt Board have been nominated by or are representatives of Wolt’s major shareholders. In considering the Purchase, Wolt securityholders should be aware and take into account the fact that, although they do not represent conflicts of interests which would disqualify them under Finnish law from considering and resolving on the Transaction unconstrained by any undue influences, it cannot be ruled out certain Wolt board members and management team members may have interests in the Transaction that may be different from, or in addition to, the interests of Wolt securityholders generally and that may create, or be perceived to create, potential conflicts of interest.

These interests include, among other things, the Retention Awards to be granted to Continuing Employees, the vesting of equity-based awards and payments in return for cancellation of Wolt equity-based awards and rights to indemnification and board members’ and officers’ liability insurance that will survive the completion of the Transaction. See the section titled “Information about Wolt – Interests of board and management team members of Wolt in the Transaction” of this Prospectus for a more detailed description of these interests. The Wolt Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Transaction and in approving the Share Purchase Agreement.

DoorDash may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Transaction from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into share purchase agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on DoorDash’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Transaction, then that injunction may delay or prevent the Transaction from being completed, or from being completed within the expected timeframe, which may adversely affect DoorDash’s and Wolt’s respective businesses, financial positions and results of operation. Currently, neither DoorDash nor Wolt is aware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Transaction.

The Transaction may be completed even though material adverse changes may result from the announcement of the Transaction, industry-wide changes or other causes.

In general, either party can refuse to complete the Transaction if there is a DoorDash Material Adverse Effect (as defined below) or a Wolt Material Adverse Effect (as defined below) affecting the other party prior to the Closing. However, some types of changes that would result in a material adverse effect of either party are excluded from the definitions of a DoorDash Material Adverse Effect or a Wolt Material Adverse Effect, and do not permit either party to refuse to complete the Transaction. If such adverse changes occur but DoorDash and Wolt still complete the Transaction, the market price of DoorDash Class A common stock may suffer. For a more complete discussion of what constitutes a DoorDash Material Adverse Effect or a Wolt Material Adverse Effect under the Share Purchase Agreement, see the section titled “The Share Purchase Agreement – Representations and warranties” of this Prospectus.

While the Transaction is pending, Wolt is subject to contractual restrictions that could harm its business and operating results.

The Share Purchase Agreement includes restrictions on the conduct of Wolt’s business prior to the completion of the Transaction, generally requiring Wolt to operate in the ordinary course of business and in compliance with applicable law, and restricting Wolt from taking certain specified actions absent DoorDash’s prior written consent. See the section titled “The Share Purchase Agreement – Conduct of business of Wolt prior to the completion of the Transaction” of this Prospectus. Wolt may find that these and other obligations in the Share Purchase Agreement may delay or prevent Wolt from or limit its ability to respond effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if Wolt’s management and the Wolt Board think they may be advisable. These restrictions could adversely impact Wolt’s business and operating results, regardless of whether the Transaction is completed.

Completion of the Transaction may trigger change in control, assignment or other provisions in certain agreements to which Wolt or its subsidiaries are a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the Transaction may trigger change in control, assignment and other provisions in certain agreements to which Wolt or its subsidiaries are a party. If DoorDash and Wolt are unable to negotiate waivers of, or consents under, those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, seeking monetary damages or other remedies. Even if DoorDash and Wolt are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to DoorDash. Any of the foregoing or similar developments may have an adverse impact on the businesses, financial condition and results of operations of DoorDash following the completion of the transaction, or the ability to successfully integrate their respective businesses and/or execute their respective strategies.

Wolt shareholders and Wolt Vested Optionholders will have a significantly lower ownership and voting interest in DoorDash following the Transaction than they currently have or would potentially have had in Wolt and will exercise less influence over management.

Based on the consideration payable to Wolt shareholders and Wolt Vested Optionholders pursuant to the Share Purchase Agreement and the number of shares of DoorDash Class A common stock outstanding as of January 31, 2022, it is expected that, immediately after completion of the Transaction, former Wolt securityholders will own approximately 11.12% of the outstanding DoorDash Class A common stock. Consequently, former Wolt shareholders will have less influence over the management and policies of DoorDash than they currently have over the management and policies of Wolt, and former Wolt Vested Optionholders will have less influence over the management and policies of DoorDash than they would potentially have had over the management and policies of Wolt as shareholders of Wolt, after exercising their option rights. The estimated dilution is exclusive of the shares being issued in escrow as further described in the Share Purchase Agreement and any further dilution that may be caused as a result of vesting of the Substitute RSUs.

The shares of DoorDash Class A common stock to be received by Wolt shareholders and Wolt Vested Optionholders upon completion of the Transaction will have different rights from Wolt Shares.

Upon completion of the Transaction, Wolt shareholders and Wolt Vested Optionholders will no longer be securityholders of Wolt, but will instead become stockholders of DoorDash and their rights as DoorDash stockholders will be governed by the terms of DoorDash’s amended and restated certificate of incorporation (the “DoorDash Certificate”) and DoorDash’s amended and restated bylaws (the “DoorDash Bylaws”). The terms of the DoorDash Certificate and the DoorDash Bylaws are in some respects materially different than the terms of Wolt’s articles of association (the “Wolt Articles of Association”), which currently govern the rights of Wolt shareholders. For a discussion of the different rights associated with Wolt Shares and shares of DoorDash Class A common stock, see the section titled “Comparison of rights of DoorDash stockholders and Wolt shareholders” of this Prospectus.

In addition, Wolt employees will become subject to DoorDash policies, including an insider trading policy, which will restrict the Wolt employees’ ability to sell DoorDash Class A common stock during certain time periods.

DoorDash and Wolt will incur significant transaction- and integration-related costs in connection with the Transaction, and any such costs could adversely affect DoorDash’s ability to execute on its integration plan.

DoorDash expects to incur a number of non-recurring costs associated with the Transaction and combining the operations of the two companies. Additionally, each of DoorDash and Wolt will incur significant transaction costs related to the Transaction, some of which must be paid even if the Transaction is not completed. These costs are substantial and include financial advisory, legal and accounting costs. DoorDash also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. DoorDash continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Transaction and the integration of the two companies’ businesses. Although DoorDash expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow DoorDash to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Risks related to DoorDash’s business and operations

DoorDash has a limited operating history in an evolving industry, which makes it difficult to evaluate DoorDash’s future prospects and may increase the risk that DoorDash will not be successful.

DoorDash launched operations in 2013 and DoorDash has since frequently expanded its platform features and services and changed DoorDash’s pricing methodologies. This limited operating history and DoorDash’s evolving business make it difficult to evaluate DoorDash’s future prospects and the risks and challenges DoorDash may encounter. These risks and challenges include DoorDash’s ability to:

•	accurately forecast its revenue and plan its operating expenses;

•	increase the number of and retain existing merchants, consumers, and Dashers using DoorDash’s platform

•	successfully compete with current and future competitors;

•	successfully expand its business in existing markets and enter new markets and geographies;

•	anticipate and respond to macroeconomic changes and changes in the markets in which DoorDash operates;

•	maintain and enhance the value of its reputation and brand;

•	adapt to rapidly evolving trends in the ways merchants and consumers interact with technology;

•	avoid interruptions or disruptions in its service;

•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

•	hire, integrate, and retain talented technology, sales, customer service, and other personnel;

•	effectively manage rapid growth in its personnel and operations; and

•	effectively manage its costs related to Dashers.

If DoorDash fails to address the risks and difficulties that DoorDash faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, DoorDash’s business, financial condition, and results of operations could be adversely affected. Further, because DoorDash has limited historical financial data and operate in a rapidly evolving market, any predictions about DoorDash’s future revenue and expenses may not be as accurate as they would be if DoorDash had a longer operating history or operated in a more predictable market. DoorDash has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If DoorDash’s assumptions regarding these risks and uncertainties, which DoorDash uses to plan and operate its business, are incorrect or change, or if DoorDash does not address these risks successfully, DoorDash’s results of operations could differ materially from its expectations and its business, financial condition, and results of operations could be adversely affected.

DoorDash has a history of net losses, DoorDash anticipates increasing expenses in the future, and DoorDash may not be able to achieve, maintain or increase profitability in the future.

Although DoorDash generated net income of $23 million for the three (3) months ended June 30, 2020, DoorDash has incurred net losses in each year since its founding, it anticipates increasing expenses in the future, and DoorDash may not be able to achieve profitability again, or maintain or increase profitability in the future. DoorDash incurred a net loss of $149 million and $313 million in the nine months ended September 30, 2020 and 2021, respectively, and, as of December 31, 2020 and September 30, 2021, DoorDash had an accumulated deficit of $1.6 billion and $1.9 billion, respectively. DoorDash expects its costs will increase over time and its losses to continue as DoorDash expects to invest significant additional funds towards growing its business and operating as a public company. DoorDash has expended and expect to continue to expend substantial financial and other resources on developing its platform, including expanding DoorDash’s platform offerings, developing or acquiring new platform features and services, expanding into new markets and geographies, and increasing DoorDash’s sales and marketing efforts. These efforts may be more costly than DoorDash expects and may not result in increased revenue or growth in its business. Any failure to increase revenue sufficiently to keep pace with DoorDash’s investments and other expenses could prevent DoorDash from maintaining or increasing profitability or positive cash flow on a consistent basis. If DoorDash is unable to successfully address these risks and challenges as it encounters them, DoorDash’s business, financial condition, and results of operations could be adversely affected.

In addition, the stock-based compensation expense related to DoorDash’s restricted stock units (“DoorDash RSUs”) and other outstanding equity awards will result in increases in DoorDash’s expenses in future periods. As of September 30, 2021, DoorDash had $1.7 billion of unrecognized stock-based compensation expense related to DoorDash RSUs and other outstanding equity awards. Additionally, DoorDash may expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the initial settlement of certain of its DoorDash RSUs. For additional information, please see the section titled “ – Risks related to DoorDash Class A common stock – DoorDash has implemented “sell-to-cover” in which shares of DoorDash’s Class A common stock are sold into the market on behalf of DoorDash RSU holders upon vesting and/or settlement of DoorDash RSUs to cover tax withholding liabilities and such sales will result in dilution to DoorDash’s stockholders. DoorDash also permits certain DoorDash RSU holders to elect to cover the DoorDash RSU tax withholding liabilities by providing to DoorDash a cash payment amount.” of this Prospectus.

If DoorDash is unable to generate adequate revenue growth and manage its expenses, DoorDash may continue to incur significant losses in the future and may not be able to achieve, maintain or increase profitability.

DoorDash may not continue to grow on pace with historical rates.

DoorDash has grown rapidly over the last several years, and therefore its recent revenue growth rate, growth in demand for DoorDash’s offerings, and financial performance should not be considered indicative of DoorDash’s future performance. For the three months ended September 30, 2020 and 2021, DoorDash’s revenue was $879 million and $1.3 billion, respectively, representing a 45% year-over-year growth rate. For the nine months ended September 30, 2020 and 2021, DoorDash’s revenue was $1.9 billion and $3.6 billion, respectively, representing an 87% year-over-year growth rate. In addition, with the COVID-19 pandemic, DoorDash experienced a significant increase in revenue, Total Orders, and Marketplace GOV (Total Orders and Marketplace GOV as defined below in the section titled “Selected historical financial information of DoorDash – Key business metrics and alternative performance measures – Definitions of business metrics” of this Prospectus). The circumstances that accelerated the growth of DoorDash’s business stemming from the effects of the COVID-19 pandemic are not likely to continue, and DoorDash expects growth in consumer demand and its revenue, Total Orders, and Marketplace GOV growth rates to decline in future periods. Wolt securityholders should not rely on DoorDash’s revenue or key business metrics for any previous quarterly or annual period as any indication of DoorDash’s revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, DoorDash’s revenue growth rate has fluctuated in prior periods. DoorDash expects its revenue growth rate to continue to fluctuate over the short term and decline in the long term. DoorDash’s revenue growth rate may decline in future periods as the size of its business grows and as it achieves higher market adoption rates. DoorDash may also experience declines in its revenue growth rate as a result of a number of factors, including slowing demand for its platform, insufficient growth in the number of merchants, consumers, and Dashers that utilize DoorDash’s platform, increasing competition, a decrease in the growth of DoorDash’s overall market, DoorDash’s failure to continue to capitalize on growth opportunities, increasing regulatory costs, and the maturation of its business, among others. DoorDash also expects to continue to make investments in the development and expansion of its business, which may not result in increased revenue or growth. In addition, DoorDash has strategically focused on suburban markets and smaller metropolitan areas since DoorDash’s founding because of the opportunity that these markets have presented for its local logistics platform. If the demand for local logistics platforms does not continue to grow in these markets, or if DoorDash is unable to maintain its category share in these markets, its revenue growth rate could be adversely affected. If DoorDash’s revenue growth rate declines, Wolt securityholders’ perceptions of its business and the trading price of DoorDash’s Class A common stock could be adversely affected.

DoorDash faces intense competition and if it is unable to compete effectively, its business, financial condition, and results of operations would be adversely affected.

The markets in which DoorDash operates are intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. As further described in the section titled “Information about DoorDash – Business of DoorDash – Industry and market information” of this Prospectus, DoorDash competes in a highly competitive and fragmented space.

DoorDash’s current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with local merchants and larger existing user bases in certain markets, more successful marketing capabilities, and substantially greater financial, technical, and other resources than DoorDash has. Greater financial resources and product development capabilities may allow these competitors to respond more quickly to new or emerging technologies and changes in merchant, consumer, and Dasher preferences that may render

DoorDash’s platform less attractive or obsolete. If certain merchants choose to partner with DoorDash’s competitors in a specific geographic market, or if merchants choose to engage exclusively with DoorDash’s competitors, DoorDash may lack a sufficient variety and supply of merchant options or lack access to the most popular merchants, such that DoorDash’s offering would become less appealing to consumers. DoorDash’s competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, including merchants. For example, Uber acquired Postmates in December 2020, and Just Eat Takeaway, a European local logistics platform, acquired Grubhub in June 2021, and Lyft announced a partnership with Grubhub that allows Lyft’s loyalty-program members free delivery from Grubhub restaurants. In addition, certain of DoorDash’s competitors have acquired kitchens to enable them to produce and deliver food directly to consumers. DoorDash’s competitors could also introduce new offerings with competitive price and performance characteristics or undertake more aggressive marketing campaigns than those of DoorDash.

Additionally, many of DoorDash’s competitors are well capitalized and offer discounted services, lower merchant commission rates and consumer fees, incentives for independent contractors who provide delivery services and consumer discounts and promotions, innovative platforms and offerings, and alternative pay models, which may be more attractive than those that DoorDash offers. Such competitive pressures may lead DoorDash to maintain or lower its commission rates and fees or maintain or increase its incentives, discounts, and promotions in order to remain competitive, particularly in markets where DoorDash does not have a leading position. Such efforts have negatively affected, and will continue to negatively affect, DoorDash’s financial performance, and there is no guarantee that such efforts will be successful. Further, the markets in which DoorDash competes have attracted significant investments from a wide range of funding sources, and DoorDash anticipates that many of its competitors will continue to be highly capitalized. These investments, along with the other competitive advantages discussed above, may allow DoorDash’s competitors to continue to lower their prices and fees, or increase the incentives, discounts, and promotions they offer, and compete more effectively against DoorDash. Delivery logistics services for food and the other verticals in which DoorDash competes are nascent, and it cannot guarantee that they will stabilize at a competitive equilibrium that will allow DoorDash to achieve, maintain or increase profitability. Changing traditional ordering habits is difficult, and if merchants and consumers do not embrace the transition to local food delivery logistics as DoorDash expects, its business, financial condition, and results of operations could be adversely affected. Further, merchants could determine that it is more cost- effective to develop their own platforms to offer online pickup and delivery rather than use DoorDash’s platform.

In addition, within DoorDash’s industry, the cost to switch between offerings is low. Consumers have a propensity to shift to the lowest-cost provider and could use more than one local logistics platform, independent contractors who provide delivery services could use multiple platforms concurrently as they attempt to maximize earnings, and merchants could prefer to use the local logistics platform that offers the lowest commission rates and adopt more than one platform to maximize their volume of orders. As DoorDash and its competitors introduce new offerings and as existing offerings evolve, DoorDash expects to become subject to additional competition. In addition, DoorDash’s competitors may adopt certain of DoorDash’s platform features or may adopt innovations that merchants, consumers, or Dashers value more highly than those of DoorDash, which would render DoorDash’s platform less attractive and reduce DoorDash’s ability to differentiate its platform. Increased competition could result in, among other things, a reduction of the revenue DoorDash generates from the use of DoorDash’s platform, the number of platform users, the frequency of use of DoorDash’s platform, and DoorDash’s margins.

For all of these reasons, DoorDash may not be able to compete successfully. If DoorDash loses existing merchants, consumers, or Dashers that utilize DoorDash’s platform, fail to attract new merchants, consumers, or Dashers, or are forced to reduce DoorDash’s commission rate or make pricing concessions as a result of increased competition, DoorDash’s business, financial condition, and results of operations would be adversely affected.

If DoorDash fails to retain its existing merchants and consumers or acquire new merchants and consumers in a cost-effective manner, DoorDash’s revenue may decrease and its business, financial condition, and results of operations could be adversely affected.

DoorDash believes that growth of its business and revenue is dependent on DoorDash’s ability to continue to cost-effectively grow its platform by retaining DoorDash’s existing merchants and consumers and adding new merchants and consumers, including in new markets. The increase in merchants attracts more consumers to DoorDash’s platform and the increase in consumers attracts more merchants. This network takes time to build and may grow slower than DoorDash expects or than it has grown in the past. In particular, national brand partnerships are a key component of DoorDash’s strategy to provide a wide selection for consumers. If DoorDash fails to retain either its existing merchants, especially the most popular merchants and the national brand partners, or consumers, the value of DoorDash’s network would be diminished. In addition, DoorDash expects to continue to incur substantial expenses to acquire additional merchants and consumers. In expanding DoorDash’s operations into new markets to acquire additional merchants and consumers, DoorDash may be placed into unfamiliar competitive environments, and DoorDash may invest significant resources with the possibility that the return on such investments will not be achieved for several years or at all. DoorDash cannot assure Wolt securityholders that the revenue from the merchants and consumers DoorDash acquires will ultimately exceed the cost of acquisition.

In addition, if merchants on DoorDash’s platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, or if DoorDash’s relationships with merchants on its platform deteriorate, DoorDash may not be able to provide consumers with sufficient merchant selection. This risk is particularly pronounced with restaurants, as each year a significant percentage of restaurants go out of business, and in markets where DoorDash has fewer merchants. In addition, if DoorDash is unsuccessful in attracting and retaining popular merchants, if merchants enter into exclusive arrangements with DoorDash’s competitors, if DoorDash fails to negotiate satisfactory terms with merchants, or if DoorDash ineffectively manages its relationships with merchants, DoorDash’s business, financial condition, and results of operations could be adversely affected. DoorDash’s agreements with partner merchants generally remain in effect until terminated by partner merchants or DoorDash. Based on the type of partner agreement, partner merchants may generally terminate their agreements with DoorDash by providing DoorDash at least seven (7) or thirty (30) days advance notice and such agreements do not generally provide for any exclusivity. In the event that DoorDash’s partner merchants terminate their agreements with DoorDash, the merchant selection available on DoorDash’s local logistics platform could be adversely affected. Changes to DoorDash’s business and to its relationships with some of its constituencies may also impact DoorDash’s ability to attract and retain other constituencies. For example, the increased growth of DoorDash’s membership product (“DashPass”), and how compelling this offering is to consumers, depends on DoorDash’s ability to sign up eligible merchants to DashPass. Additionally, many of DoorDash’s consumers initially access its platform to take advantage of certain promotions, such as discounts and other reduced fees. DoorDash strives to demonstrate the value of its platform and offerings to such consumers, thereby encouraging them to access DoorDash’s platform regularly or become a paid user of DashPass, through prompts and notifications and time-limited trials of DashPass and other offerings. However, these consumers may never convert to a paid membership to DashPass or access DoorDash’s platform after they take advantage of DoorDash’s promotions. If DoorDash is not able to continue to expand the consumer base or fail to convert its consumers to regular paying consumers, demand for its full-price or paid services, such as DashPass, and DoorDash’s revenue may grow slower than expected or decline.

Further, certain consumers are indirect users of DoorDash’s platform, as they place orders through third-party websites and applications, such as Google, and merchant websites. Consumers may perceive these third-party websites and applications to be more efficient or user-friendly or have a stronger brand affinity to these third parties. If consumers increasingly use such third-party websites and applications to make orders on DoorDash’s platform, rather than through its website and consumer mobile application directly, DoorDash’s ability to establish relationships and build brand loyalty with consumers, collect information about consumer trends and preferences, and provide a customized experience based on such preferences would be adversely affected. This in turn could impact DoorDash’s ability to attract and retain consumers and adversely affect DoorDash’s business, financial condition, and results of operations

If DoorDash fails to cost-effectively attract and retain Dashers or to increase the use of DoorDash’s platform by existing Dashers, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash’s continued growth depends in part on DoorDash’s ability to cost-effectively attract and retain Dashers who satisfy DoorDash’s screening criteria and procedures and to increase use of DoorDash’s platform by existing Dashers. To attract and retain Dashers, DoorDash has, among other things, offered monetary incentives and perquisites, such as credits to be used for orders on its platform, free DoorDash-branded apparel, and access to Dasher Experience Centers where Dashers can receive assistance with pressing issues, meet other Dashers, and participate in special events. If DoorDash does not continue to provide Dashers with flexibility on DoorDash’s platform, compelling opportunities to earn income, and other incentive programs that are comparable or superior to those of the competitors, DoorDash may fail to attract new Dashers or retain existing Dashers or increase their use of its platform, or DoorDash may experience complaints, negative publicity, or other work stoppages that could adversely affect DoorDash’s users and its business. For example, if merchants and consumers choose to use competing offerings, DoorDash may lack sufficient opportunities for Dashers to earn, which may reduce the perceived utility of DoorDash’s platform and impact DoorDash’s ability to attract and retain Dashers. DoorDash also frequently tests Dasher incentives with subsets of existing Dashers and potential Dashers, and these incentives could fail to attract and retain Dashers or fail to increase use of DoorDash’s platform by existing Dashers or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, including immigration and labor and employment laws, may result in a decrease in the pool of Dashers, which may result in increased competition for Dashers or higher costs of recruitment and engagement. Other factors outside of DoorDash’s control, such as increases in the price of gasoline, vehicles, or insurance, may also reduce the number of Dashers that utilize DoorDash’s platform or the use of the platform by Dashers. DoorDash’s agreements with Dashers generally remain in effect until terminated by Dashers or DoorDash. Dashers may generally terminate their agreements with DoorDash by providing DoorDash at least seven (7) days advance notice and such agreements do not provide for any exclusivity. If DoorDash fails to attract Dashers or retain existing Dashers on favorable terms, if DoorDash fails to increase the use of its platform by existing Dashers, or if Dashers terminate their agreements with DoorDash, it may not be able to meet the demand of merchants and consumers and DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash relies on merchants on its platform for many aspects of DoorDash’s business, and to the extent they fail to maintain their service levels or increase the prices they charge consumers on DoorDash’s platform, either as a result of increased operating costs, or to offset the commission DoorDash charges, DoorDash’s business would be adversely affected.

DoorDash relies upon merchants on its platform, including small and local independent businesses, to provide quality goods to DoorDash’s consumers at expected price points. If these merchants experience difficulty servicing consumer demand, producing quality goods at affordable prices, or meeting DoorDash’s other requirements or standards, or experience problems with their point-of-sale or other technologies, DoorDash’s reputation and brand could be damaged. Further, an increase in merchant operating costs could cause merchants on DoorDash’s platform to raise prices, renegotiate commission rates, or cease operations, which could in turn adversely affect DoorDash’s operational costs and efficiency, and if merchants on DoorDash’s platform were to cease operations, temporarily or permanently, DoorDash may not be able to provide consumers with sufficient merchant selection, which DoorDash expects would reduce the number of consumers on its platform. Many of the factors affecting merchant operating costs, including off-premise costs and prices, are beyond the control of merchants and include inflation, costs associated with the goods provided, labor and employee benefit costs, rent costs, and energy costs. If merchants pass along these increased operating costs and increase prices on DoorDash’s platform, order volume may decline. Additionally, some items on DoorDash’s platform are listed at higher prices relative to their in-store prices. This practice can negatively affect consumer perception of DoorDash’s platform and could result in a decline in consumers or order volume, or both, which would adversely affect DoorDash’s financial condition and results of operations.

DoorDash expects a number of factors to cause its results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict DoorDash’s future performance.

DoorDash’s results of operations have historically varied from period to period, and DoorDash expects that its results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of DoorDash’s control. As a result, comparing DoorDash’s results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors described elsewhere in this “Risk factors” section, factors that may contribute to the variability of DoorDash’s quarterly and annual results include:

•	DoorDash’s ability to attract and retain merchants, consumers, and Dashers that utilize DoorDash’s platform in a cost- effective manner;

•	DoorDash’s ability to accurately forecast revenue and appropriately plan expenses;

•	the effects of increased competition on DoorDash’s business;

•	DoorDash’s ability to successfully expand in existing markets and successfully enter new markets;

•	changes in consumer behavior with respect to on-demand delivery;

•	increases in marketing, sales, and other operating expenses that DoorDash may incur to grow and acquire new merchants, consumers, and Dashers;

•	DoorDash’s business mix between DoorDash Marketplace and DoorDash Drive;

•	the proportion of consumers that are members of DashPass;

•	the impact of worldwide economic conditions, including the resulting effect on consumer spending on on-demand delivery;

•

the seasonality of DoorDash’s business, particularly with respect to local food delivery logistics, including the effect of academic calendars on college campuses and seasonal patterns in restaurant dining;

•	the impact of weather on DoorDash’s business;

•	DoorDash’s ability to maintain an adequate rate of growth and effectively manage that growth;

•	DoorDash’s ability to maintain and increase traffic to its platform;

•	the effects of changes in search engine placement and prominence;

•	DoorDash’s ability to keep pace with technology changes in its industry;

•	the success of DoorDash’s sales and marketing efforts;

•	the effects of negative publicity on DoorDash’s business, reputation, or brand;

•	DoorDash’s ability to protect, maintain, and enforce its intellectual property;

•	costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

•

changes in governmental or other regulations affecting DoorDash’s business, including regulations regarding the classification of Dashers that utilize DoorDash’s platform and regulations impacting the commission rates DoorDash charges to merchants;

•	interruptions in service and any related impact on DoorDash’s business, reputation, or brand

•	the attraction and engagement of qualified employees and key personnel

•	DoorDash’s ability to choose and effectively manage third-party service providers;

•	the effects of natural or man-made catastrophic events;

•	the effect the widespread rollout of the COVID-19 vaccine has on consumer behavior and DoorDash’s order volumes;

•

the impact that price controls on local food delivery logistics platforms imposed by various jurisdictions, and any associated increase in the fees DoorDash charges to consumers, have on DoorDash’s operating results;

•	the effectiveness of DoorDash’s internal control over financial reporting;

•	the impact of payment processor costs and procedures;

•	changes in the online payment transfer rate; and

•	changes in DoorDash’s tax rates or exposure to additional tax liabilities.

The variability and unpredictability of DoorDash’s results of operations could result in DoorDash’s failure to meet its expectations or those of analysts that cover DoorDash or Wolt securityholders with respect to revenue or other results of operations for a particular period. If DoorDash fails to meet or exceed such expectations, the market price of DoorDash’s Class A common stock could fall substantially, and DoorDash could face costly lawsuits, including securities class action suits.

Systems failures and resulting interruptions in the availability of DoorDash’s website, mobile application, or platform could adversely affect DoorDash’s business, financial condition, and results of operations.

It is critical to DoorDash’s success that merchants, consumers, and Dashers be able to access DoorDash’s platform at all times. DoorDash’s systems, or those of third parties upon which DoorDash relies, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. DoorDash’s systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by DoorDash’s own employees. Some of DoorDash’s systems are not fully redundant and DoorDash’s disaster recovery planning may not be sufficient for all eventualities. DoorDash’s business interruption insurance may not be sufficient to cover all of DoorDash’s losses that may result from interruptions in its service as a result of systems failures and similar events.

DoorDash has experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of DoorDash’s platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Moreover, DoorDash has in the past voluntarily provided credits to consumers on its platform to compensate them for the inconvenience caused by a system failure or similar event, including for orders that are delivered late or orders that are cancelled by DoorDash or the merchant, and may voluntarily provide similar such credits in the future. In addition, the affected user could seek monetary recourse from DoorDash for their losses and such claims, even if unsuccessful, would likely be time- consuming and costly for DoorDash to address. Further, in some instances, DoorDash may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of DoorDash’s platform could adversely affect DoorDash’s business and reputation and could result in the loss of users.

The COVID-19 pandemic, or a similar public health threat, could adversely affect DoorDash’s business, financial condition, and results of operations. With the COVID-19 pandemic, DoorDash experienced a significant increase in revenue, Total Orders, and Marketplace GOV. DoorDash expects its revenue, Total Orders, and Marketplace GOV growth rates to decline as the impacts of the COVID-19 pandemic wane.

The current outbreak of COVID-19 has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings. The extent to which the COVID-19 pandemic impacts DoorDash’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time, including:

•	new information which may emerge concerning the severity of the disease;

•	the duration and spread of the outbreak;

•	the severity of travel restrictions imposed by geographic areas in which DoorDash operates, mandatory or voluntary business closures;

•	regulatory actions taken in response to the pandemic, which may impact merchant operations, consumer and merchant pricing, Dasher pay, and DoorDash’s product offerings;

•	other business disruptions that affect DoorDash’s workforce;

•	the availability of effective vaccines and the speed at which they can be administered to the public;

•	the continued emergence of new strains of COVID-19;

•	the impact on capital and financial markets; and

•	actions taken throughout the world, including in markets in which DoorDash operates, to contain the COVID-19 outbreak or treat its impact.

In response to the COVID-19 pandemic, DoorDash has taken active measures to promote health and safety, including providing for no-contact delivery, distributing masks, hand sanitizer, and gloves to Dashers in affected areas, and working closely with merchants to share safety guidelines. However, DoorDash’s efforts may not be successful and DoorDash may not have sufficient protection or recovery plans to continue to deal with the COVID-19 pandemic or similar public health threats in the future. In connection with public health threats, DoorDash may also be required to temporarily close its corporate offices and have its employees work remotely, as DoorDash has done in connection with the COVID-19 pandemic, which impacts productivity and otherwise disrupts DoorDash’s business operations. In addition, the current outbreak of COVID-19 has resulted in a widespread global health crisis and adversely affected global economies and financial markets, and similar public health threats could do so in the future. Such events have impacted, and could in the future impact, demand for merchants and consumer purchase patterns, which in turn, could adversely affect DoorDash’s revenue and results of operations.

With the COVID-19 pandemic, DoorDash has experienced a significant increase in revenue, Total Orders, and Marketplace GOV due to increased consumer demand for delivery, more merchants using DoorDash’s platform to facilitate both delivery and take-out, and improved efficiency of DoorDash’s local logistics platform. The circumstances that have accelerated the growth of DoorDash’s business stemming from the effects of the COVID-19 pandemic are not likely to continue, and DoorDash expects its revenue, Total Orders, and Marketplace GOV growth rates to decline in future periods.

Furthermore, if a virus or other disease is transmitted by human contact, as is the case with COVID-19, DoorDash’s employees and any constituent of DoorDash’s network may become infected, or may choose, or be advised, to avoid any contact with others, any of which may adversely affect DoorDash’s ability to provide its platform and for merchants, consumers, and Dashers to use the platform. In addition, shelter-in-place orders and similar regulations impact merchants’ ability to operate their businesses, consumers’ ability to pick up orders, and Dashers’ ability to make deliveries during certain times, or at all. Further, demand from businesses that typically place large orders for their employees or in-person meetings may be significantly reduced. With the COVID-19 pandemic, the DoorDash for Work offering has been limited to providing large group orders solely to businesses that are deemed essential and DoorDash has also temporarily paused catering orders. Such events have in the past caused, and may in the future cause, a temporary closure of merchants’ businesses, either due to government mandate or voluntary preventative measures, and many of DoorDash’s merchants may not be able to withstand prolonged interruptions to their businesses, and may be forced to go out of business. Even if merchants are able to continue to operate their businesses, many may operate with limited hours, menus, and capacity and other limitations. Any limitations on or disruptions or closures of merchants’ businesses could impact the selection available on DoorDash’s platform, disrupt DoorDash’s ability to operate its local logistics platform, and adversely affect DoorDash’s business.

Even if a virus or other disease does not spread significantly and such measures are not implemented, the perceived risk of infection or significant health risk may adversely affect DoorDash’s business. Merchants may be perceived as unsafe during such public health threats, even for order delivery or pickup. If the services offered through DoorDash’s platform or at other businesses in DoorDash’s industry become a significant risk for transmitting COVID-19 or similar public health threats, or if there is a public perception that such risk exists, demand for the use of DoorDash’s platform would be adversely affected. Any negative impact on consumers’ willingness or ability to order delivery or complete a Pickup order, or on Dashers’ willingness or ability to make deliveries, could adversely affect DoorDash’s business, financial condition, and results of operations.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on DoorDash’s business, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

DoorDash’s pricing methodologies are impacted by a number of factors and ultimately may not be successful in attracting and retaining merchants, consumers, and Dashers. Price controls on local food delivery logistics platforms will have an adverse impact on DoorDash’s results of operations.

Demand for DoorDash’s platform is highly sensitive to a range of factors, including the price of the goods delivered, the amount of compensation and gratuities required to attract and retain Dashers, incentives paid to Dashers, and the fees and commissions DoorDash charges merchants and consumers. Many factors, including operating costs, legal and regulatory requirements, constraints or changes, and DoorDash’s current and future competitors’ pricing and marketing strategies, could significantly affect DoorDash’s pricing strategies. For example, in connection with the COVID-19 pandemic, over fifty (50) jurisdictions across the United States, including Portland, Oregon, Oregon, jurisdictions within Los Angeles County, California, Oakland and San Diego, California, Seattle, Washington, Unincorporated Clark County, Nevada, and Washington, D.C., have implemented temporary price controls on local food delivery logistics platforms. In addition, there are legislative proposals to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made. In addition, some jurisdictions have enacted permanent price controls, including San Francisco, California, New York, New York, Philadelphia, Pennsylvania, and Minneapolis Minnesota (although the latter two jurisdictions’ price restrictions do not apply when certain conditions are met). DoorDash filed litigation challenging the San Francisco and New York price controls as unconstitutional and in excess of each respective jurisdiction’s police power. There are legislative proposals in additional jurisdictions to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made in the future. These price controls have had in the past, and are likely to have in the future, an adverse effect on DoorDash’s results of operations. These price controls have also caused, and may in the future cause, DoorDash to increase the fees it charges to consumers, though DoorDash is aware of a few jurisdictions that have adopted limits or explicit prohibitions against doing so in connection with price controls. An increase in the fees DoorDash charges to consumers could result in reduced demand for DoorDash’s services by consumers. In addition, certain jurisdictions may challenge the way in which DoorDash categorizes or collects such increased consumer fees on its platform. For example, the City of Chicago has challenged such fees as confusing and/or misleading to consumers. Although temporary price controls in some jurisdictions in which DoorDash operates have expired, with the continued duration of the COVID-19 pandemic, DoorDash expects existing price controls to persist in the near term and for additional jurisdictions where DoorDash operates to implement similar price controls. If any of these events occur, or if price controls are retained after the COVID-19 pandemic subsides, DoorDash’s business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on DoorDash from one jurisdiction to another, which creates additional challenges to managing DoorDash’s business. Certain of DoorDash’s competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new merchants, consumers, and Dashers at a lower cost than DoorDash. There can be no assurance that DoorDash will not be forced, through competition, regulation, or otherwise, to reduce the price of delivery for consumers, increase the incentives DoorDash pays to Dashers that utilize DoorDash’s platform, or further reduce the fees and commissions DoorDash charges merchants, or to increase DoorDash’s marketing and other expenses to attract and retain merchants, consumers, and Dashers in response to competitive pressures. DoorDash has launched, and may in the future launch, new pricing strategies and initiatives, such as subscription or membership products like DashPass, and Dasher or consumer loyalty programs, or modify existing pricing methodologies or the way in which fees, taxes, or similar items are presented on DoorDash’s platform, any of which may not ultimately be successful in attracting and retaining merchants, consumers, or Dashers or which may result in lower commissions or fees, which could adversely affect DoorDash’s business, financial condition, and results of operations. For example, on April 27, 2021, DoorDash changed its merchant pricing models to better support certain U.S. restaurant partners, including by offering them a choice of three different delivery commission rates tied to varying levels of marketing support and services. Further, DoorDash’s consumers’ price sensitivity may vary by geographic location, and as DoorDash expands, its pricing methodologies may not enable DoorDash to compete effectively in these locations. In particular, DoorDash’s continued international expansion may require DoorDash to change its pricing strategies and to adjust to different cultural norms, including with respect to consumer pricing and gratuities. While DoorDash does and will attempt to set prices based on DoorDash’s prior operating experience and merchant, consumer, and Dasher feedback and engagement levels, DoorDash’s assessments may not be accurate or there may be errors in the technology used in DoorDash’s pricing and DoorDash could be underpricing or overpricing its services. In addition, if the services on DoorDash’s platform change, then DoorDash may need to revise its pricing methodologies.

DoorDash faces certain risks associated with its pay model for Dashers.

DoorDash’s pay model for Dashers, particularly with respect to tips for Dashers, has previously led, and may continue to lead, to negative publicity, lawsuits, arbitration demands, and government inquiries. For example, under DoorDash’s former Dasher pay model, DoorDash would increase the amount paid to Dashers on a delivery in cases when a consumer left little or no tip. Although this “boost” pay was intended to help Dashers by making every delivery economically worthwhile, it also had the unintended effect of causing some people to be under the misimpression that not all tips were being received by Dashers. Government authorities have also brought claims against DoorDash related to its former Dasher pay model and may bring similar claims in the future. For example, on November 19, 2019, the District of Columbia filed an action in the Superior Court of the District of Columbia alleging violations of the District of Columbia’s Consumer Protection Procedures Act with respect to DoorDash’s former Dasher pay model and on November 30, 2020, the court entered a consent order and judgment to resolve the litigation. DoorDash could face similar claims related to its former Dasher pay model from other government authorities in the future.

The incorrect understanding or perception of the former Dasher pay model by some led, and may continue to lead, to some consumers providing lower tips, or no tips at all, to Dashers, which could impact the amount that Dashers are able to earn on DoorDash’s platform and DoorDash’s ability to attract and retain Dashers. DoorDash’s has also launched, and may in the future launch, certain changes to the rates and fee structure for Dashers that utilize DoorDash’s platform, which may not ultimately be successful in attracting and retaining Dashers. As further described in the section titled “Information about DoorDash – Operating and financial review of DoorDash – Factors affecting DoorDash’s performance – Improve the cost-effectiveness of DoorDash’s local logistics platform” of this Prospectus, in September 2019, DoorDash’s changed the Dasher pay model.

DoorDash increased the amount it pays to Dashers per order when DoorDash changed to the current pay model, but the current Dasher pay model may also cause less consistency in earnings across deliveries in some cases. Further, this pay model may lead to negative publicity related to perceptions of the complexity of the pay model, inconsistency in earnings for Dashers, and lack of flexibility in the ways consumers can leave tips, and as a result, DoorDash’s may not be successful in attracting and retaining merchants, consumers, and Dashers. In the future, based on a variety of factors, including legal and regulatory changes, DoorDash’s may change its pay model again. DoorDash’s current pay model, and any future changes to the pay model or DoorDash’s ability to cost-effectively acquire and retain Dashers, could result in an increase to the fees DoorDash charges to consumers, which in turn could affect DoorDash’s ability to attract and retain consumers, and could adversely affect DoorDash’s business, financial condition, and results of operations.

Further, while DoorDash maintains that Dashers that utilize DoorDash’s platform are independent contractors, there is a risk that Dashers may be reclassified as employees under federal or state law. DoorDash has been involved in and continues to be involved in numerous legal proceedings related to Dasher classification, as described further below in “ – If Dashers in the United States are reclassified as employees under federal or state law, DoorDash’s business, financial condition, and results of operations would be adversely affected.” of this Prospectus. A reclassification of Dashers or delivery service providers using a local logistics platform as employees could require DoorDash to revise its pricing methodologies and pay model to account for such a change to Dasher classification, and to make other substantive internal adjustments to account for any transition of a Dasher to an employment position, which would have an adverse impact on DoorDash’s business, financial condition, and results of operations.

DoorDash is committed to expanding its platform and enhancing the DoorDash experience, which may not maximize short-term financial results and may yield results that conflict with the market’s expectations, which could result in DoorDash’s stock price being adversely affected.

DoorDash is passionate about expanding its platform and continually enhancing the DoorDash experience, with a focus on driving long-term engagement through innovation, the expansion of its platform and services, and providing high-quality support, which may not necessarily maximize short-term financial results. DoorDash frequently makes business decisions that may reduce its short-term financial results if DoorDash believes that the decisions are consistent with DoorDash’s goals to improve the DoorDash experience, which DoorDash believes will improve the financial results over the long term. These decisions may not be consistent with the short-term expectations of DoorDash’s stockholders and may not produce the long-term benefits that DoorDash expects, in which case DoorDash’s growth, business, financial condition, and results of operations could be adversely affected.

If DoorDash fails to manage its growth effectively, DoorDash’s brand, business, financial condition, and results of operations could be adversely affected.

Since 2013, DoorDash has experienced rapid growth in its employee headcount, the number of users on its platform, DoorDash’s geographic reach, and its operations, and DoorDash expects to continue to experience growth in the future. For example, employee growth has occurred both at the San Francisco headquarters and in a number of the offices across the United States and internationally. This growth has placed, and may continue to place, substantial demands on management and DoorDash’s operational and financial infrastructure. For example, in connection with the audit of DoorDash’s consolidated financial statements as of and for the years ended December 31, 2018 and 2019, DoorDash and its independent registered public accounting firm identified a material weakness in DoorDash’s internal control over financial reporting, which has since been remediated. A failure to implement and maintain effective internal control over financial reporting could result in errors in DoorDash’s consolidated financial statements that could result in a restatement of the financial statements, and could cause DoorDash to fail to meet its reporting obligations, any of which could diminish investor confidence in DoorDash and could cause a decline in the price of DoorDash’s Class A common stock. DoorDash will need to continue to improve its operational and financial infrastructure in order to manage its business effectively and accurately report its results of operations.

As with many companies in DoorDash’s growth stage, a majority of its employees have been with DoorDash for fewer than twenty-four (24) months. DoorDash has made, and intends to continue to make, substantial investments in technology, customer service, and sales and marketing infrastructure. DoorDash’s ability to manage its growth effectively and to integrate new employees, technologies, and acquisitions into its existing business will require DoorDash to continue to expand its operational and financial infrastructure and to continue to effectively integrate, develop, and motivate a large number of new employees, while maintaining the beneficial aspects of DoorDash’s culture. Continued growth could challenge DoorDash’s ability to develop and improve its operational, financial, and management controls, enhance its reporting systems and procedures, recruit, train, and retain highly skilled personnel, and maintain user satisfaction. Additionally, if DoorDash does not manage the growth of its business and operations effectively, the quality of its platform and the efficiency of DoorDash’s operations could suffer, which could adversely affect DoorDash’s reputation and brand, business, financial condition, and results of operations.

Growth of DoorDash’s business will depend on a strong reputation and brand and any failure to maintain, protect, and enhance the brand would hurt DoorDash’s ability to retain or expand DoorDash’s base of merchants, consumers, and Dashers and DoorDash’s ability to increase their level of engagement.

DoorDash believes that building a strong reputation and brand and continuing to increase the strength of the local network effects among the merchants, consumers, and Dashers that use DoorDash’s platform are critical to DoorDash’s ability to attract and retain all three constituencies and increase their engagement with DoorDash’s platform and will only become more important as competition in DoorDash’s industry further intensifies. Successfully maintaining, protecting, and enhancing DoorDash’s reputation and brand and increasing the local network effects of DoorDash’s platform will depend on the success of DoorDash’s marketing efforts, DoorDash’s ability to provide consistent, high-quality services and support, and its ability to successfully secure, maintain, and defend DoorDash’s rights to use the “DoorDash” mark, DoorDash’s logo, and other trademarks important to its brand, as well as a number of other factors, many of which are outside DoorDash’s control. DoorDash believes that DoorDash’s paid marketing initiatives have been critical in promoting awareness of DoorDash’s platform, which in turn drives new consumer growth and engagement, but future marketing efforts may not be successful or cost- effective. DoorDash’s consumers have a wide variety of options for delivery of goods, including other local logistics platforms and services, and consumer preferences may also change from time to time. To expand its consumer base, DoorDash’s must appeal to new consumers who may have historically used other methods of delivering goods or other local logistics platforms.

DoorDash’s reputation, brand, and ability to build trust with existing and new merchants, consumers, and Dashers may be adversely affected by complaints and negative publicity about DoorDash, its platform, merchants, and Dashers that utilize the platform or DoorDash’s competitors’ platforms, even if factually incorrect or based on isolated incidents. Negative perception of DoorDash’s platform or the company itself may harm DoorDash’s reputation, brand, and local network effects, including as a result of:

•

complaints or negative publicity about DoorDash, its platform, services or items provided through the platform, Dashers, merchants, consumers, or DoorDash’s policies and guidelines, including Dasher pay;

•	missing or incorrect items, inaccurate orders, or cancelled orders;

•	fraud;

•	illegal, negligent, reckless, or otherwise inappropriate behavior by users or third parties;

•	food tampering or inappropriate or unsanitary food preparation, handling, or delivery;

•	a pandemic or an outbreak of disease, such as the COVID-19 pandemic, in which constituencies of DoorDash’s network become infected;

•	a failure to provide Dashers with a sufficient level of orders or to pay Dashers competitively;

•	a failure to offer consumers competitive pricing and delivery times;

•	a failure to provide a range of delivery options sought by consumers;

•	a failure to provide environmentally friendly delivery and packaging options;

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actual or perceived disruptions to or defects in DoorDash’s platform or similar incidents, such as privacy or data security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact the reliability of services of DoorDash;

•	litigation over, or investigations by regulators into, DoorDash’s platform;

•	users’ lack of awareness of, or compliance with, DoorDash’s policies;

•	changes to DoorDash’s policies that users or others perceive as overly restrictive, unclear, inconsistent with DoorDash’s values or mission, or not clearly articulated;

•	a failure to comply with legal, tax, privacy, and regulatory requirements;

•	changes to DoorDash’s practices with respect to collection and use of consumer, merchant and Dasher data;

•	a failure to enforce DoorDash’s policies in a manner that users perceive as effective, fair, and transparent;

•	a failure to operate business in a way that is consistent with DoorDash’s values and mission;

•	inadequate or unsatisfactory user support experiences;

•	illegal or otherwise inappropriate behavior by DoorDash management team or other employees or contractors;

•	negative responses by merchants, consumers, or Dashers to new services on DoorDash’s platform;

•	a failure to register and prevent misappropriation of DoorDash’s trademarks;

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perception of DoorDash’s treatment of employees, merchants, consumers, and Dashers and DoorDash’s response to employee, merchant, consumer, and Dasher sentiment related to political or social causes or actions of management; or

•	any of the foregoing with respect to DoorDash’s competitors, to the extent such resulting negative perception affects the public’s perception of DoorDash or its industry as a whole.

If DoorDash does not successfully develop, protect, and enhance its reputation and brand and increase the local network effects of DoorDash’s platform, DoorDash’s business may not grow, and DoorDash may not be able to compete effectively. If existing and new merchants and consumers do not perceive the delivery services provided by Dashers that utilize DoorDash’s platform to be reliable, safe, and affordable, or if DoorDash fails to offer new and relevant services and features on DoorDash’s platform, DoorDash may not be able to attract or retain merchants, consumers, or Dashers or to increase their use of DoorDash’s platform, any of which DoorDash expects would adversely affect its business, financial condition, and results of operations. In addition, changes DoorDash may make to enhance and improve its platform and balance the needs and interests of merchants, consumers, and Dashers that utilize the platform may be viewed positively from one group’s perspective but negatively from another group’s perspective, or may not be viewed positively by any group. If DoorDash fails to balance the interests of merchants, consumers, and Dashers or make changes that they view negatively, merchants, consumers, and Dashers may stop or reduce usage of DoorDash’s platform or use alternative platforms, any of which could adversely affect DoorDash’s reputation, brand, business, financial condition, and results of operations.

Unfavorable media coverage could harm DoorDash’s business, financial condition, and results of operations.

DoorDash is the subject of media coverage from time to time. Unfavorable publicity regarding DoorDash’s business model, pay model, user support, technology, platform changes, platform quality, delivery issues, privacy or security practices, management team or the safety of Dashers, merchants and consumers using DoorDash’s platform could adversely affect DoorDash’s reputation. Such negative publicity could also harm the size of DoorDash’s network and the engagement and loyalty of merchants, consumers, and Dashers that utilize DoorDash’s platform, which could adversely affect DoorDash’s business, financial condition, and results of operations. For example, DoorDash has previously received negative media coverage related to the manner in which Dashers were compensated, in particular with respect to gratuities, concerns related to food tampering and general food safety and quality, and concerns regarding the safety of Dashers, consumers and merchants using the platform, which has adversely affected DoorDash’s reputation and brand. As DoorDash’s platform continues to scale and public awareness of DoorDash’s brand increases, any future issues that draw media coverage could have an amplified negative effect on DoorDash’s reputation and brand. In addition, negative publicity related to key brands or influencers that DoorDash has partnered with may damage DoorDash’s reputation, even if the publicity is not directly related to DoorDash. Any negative publicity that DoorDash may receive could diminish confidence in, and the use of, DoorDash’s platform, which could adversely affect DoorDash’s business.

DoorDash has been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived security or privacy breach or incident could interrupt DoorDash’s operations, harm its brand, and adversely affect DoorDash’s reputation, brand, business, financial condition, and results of operations.

DoorDash’s business involves the collection, storage, processing, and transmission of personal data and other sensitive and proprietary data of DoorDash’s merchants, consumers, and Dashers. Additionally, DoorDash maintains sensitive and proprietary information relating to its business, such as its own proprietary information and personal data relating to DoorDash’s employees. An increasing number of organizations, including large online and off-line merchants and businesses, other large Internet companies, financial institutions, and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. In addition, these incidents could originate on DoorDash’s vendors’ platforms, vendors’ systems, or with DoorDash’s vendors’ personnel, which could then be leveraged to access DoorDash’s website and platforms. DoorDash has previously experienced these types of breaches and other incidents. For example, in September 2019, DoorDash reported an incident affecting one of its vendors that resulted in the unauthorized acquisition of certain Dashers’ driver licenses as well as data related to certain of DoorDash’s consumers. This incident has resulted in regulatory inquiries and is the subject of litigation. To date, this incident has not resulted in a material loss of revenue or the incurrence of material expenses. DoorDash has undertaken steps to enhance its data security and governance program, which include adding additional protective security layers around the data, improving security protocols that govern access to DoorDash’s systems, and bringing in outside expertise to increase DoorDash’s ability to identify and repel threats. DoorDash cannot assure Wolt securityholders that all potential causes of the incident have been identified and remediated or will not lead to recurrence or similar incidents. While DoorDash maintains cyber insurance that may help provide coverage for these types of incidents, it cannot assure Wolt securityholders that DoorDash’s insurance will be adequate to cover costs and liabilities related to this incident or to any incidents which may occur in the future.

Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against DoorDash, it may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and DoorDash may face delays in detection or remediation of, or other responses to, security breaches and other privacy- and security-related incidents. Unauthorized parties have in the past gained access, and may in the future gain access, to systems or facilities used in DoorDash’s business through various means, including gaining unauthorized access into DoorDash’s systems or facilities or those of merchants, consumers, and Dashers that utilize DoorDash’s platform, attempting to fraudulently induce DoorDash’s employees, merchants, consumers, Dashers, vendors, or others into disclosing user names, passwords, payment card information, or other sensitive information, which may in turn be used to access DoorDash’s information technology, or IT, systems, or attempting to fraudulently induce DoorDash’s employees, merchants, or others into manipulating payment information, resulting in the fraudulent transfer of funds to bad actors.

In addition, users on DoorDash’s platform could have vulnerabilities on their own devices that are entirely unrelated to DoorDash’s systems and platform but could mistakenly attribute their own vulnerabilities to DoorDash. Further, breaches experienced by other companies may also be leveraged against DoorDash. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. DoorDash has previously experienced incidents of fraud on its platform that DoorDash believes involve credential stuffing attacks, which DoorDash has been unable to detect or prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

Although DoorDash has developed systems and processes that are designed to protect the personal data of merchants, consumers, and Dashers that utilize DoorDash’s platform, protect DoorDash’s systems, prevent data loss, and prevent other security breaches and security incidents, these security measures have not fully protected DoorDash’s systems in the past and cannot guarantee security in the future. The IT and infrastructure used in DoorDash’s business may be vulnerable to cyberattacks, ransomware and other malware and malicious code, and other sources of disruption or interruption of such IT and infrastructure, or security breaches or incidents, and third parties may be able to access data, including personal data and other sensitive and proprietary data of merchants, consumers, and Dashers, DoorDash’s employees’ personal data, or DoorDash’s other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance, or other errors or negligence in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident. Although DoorDash has policies restricting the access to the personal information it stores, there is a risk that these policies may not be effective in all cases. Any actual or perceived breach of privacy, or any actual or perceived security breach or other incidents, could interrupt DoorDash’s operations, result in DoorDash’s platform being unavailable, result in loss or improper access to, or acquisition, disclosure, modification or other processing of, data, result in fraudulent transfer of funds, harm DoorDash’s reputation, brand, and competitive position, damage DoorDash’s relationships with third-party partners, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that DoorDash’s security measures are inadequate could lead to loss of merchant, consumer, or Dasher confidence in, or decreased use of, DoorDash’s platform, any of which could adversely affect DoorDash’s business, financial condition, and results of operations. Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which DoorDash shares or disclose data (including, for example, its third-party technology providers) could have similar effects. Also, applicable laws or regulations could force DoorDash to disclose its intellectual property, such as its trade secrets and other proprietary information. For example, the City Council of New York passed a law effective in December 2021 that would require DoorDash to provide customer data, such as names, phone numbers, email addresses and delivery addresses, to restaurant merchants for orders on DoorDash’s platform in New York City, unless a customer opts out. Furthermore, this could result in certain consumers receiving unsolicited outreach from merchants as a result of this data sharing, which could lead to a negative consumer experience. DoorDash has filed a lawsuit challenging this law, and New York City has agreed not to enforce the law against DoorDash during the pendency of the litigation. If DoorDash’s lawsuit is not successful, complying with this law could have an adverse effect on DoorDash’s intellectual property or result in harm to DoorDash’s reputation or brand. Further, any cyberattacks or actual or perceived security and privacy breaches and other incidents directed at, or suffered by, DoorDash’s competitors could reduce confidence in DoorDash’s industry as a whole and, as a result, reduce confidence in DoorDash. DoorDash also expects to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents, and DoorDash may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. DoorDash cannot be certain that its insurance coverage will be adequate for data handling or data security costs or liabilities actually incurred, that insurance will continue to be available to DoorDash on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against DoorDash that exceed available insurance coverage, or the occurrence of changes in its insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on DoorDash’s reputation, brand, business, financial condition, and results of operations.

The markets for local food delivery logistics and DoorDash’s other delivery logistics services are still in relatively early stages of growth, and if these markets do not continue to grow, grow slower than DoorDash expects, or fail to grow as large as it expects, DoorDash’s business, financial condition, and results of operations could be adversely affected.

The local food delivery logistics market has grown rapidly since DoorDash launched its local logistics platform in 2013, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all. In addition, the market for the other delivery logistics services DoorDash facilitates, such as grocery delivery services, is also relatively nascent, and it is uncertain whether demand for grocery delivery services or other delivery logistics services DoorDash may facilitate in the future will continue to grow and achieve wide market acceptance, if at all. DoorDash’s success will depend to a substantial extent on the willingness of people to widely adopt local food delivery logistics and the other delivery logistics services DoorDash facilitates. If the public does not perceive these services as beneficial, or chooses not to adopt them as a result of concerns regarding safety, affordability, or for other reasons, whether as a result of incidents on DoorDash’s platform or on DoorDash’s competitors’ platforms or otherwise, or instead adopts alternative solutions that may arise, then the market for DoorDash’s platform may not further develop, may develop slower than DoorDash expects, or may not achieve the growth potential DoorDash expects, any of which could adversely affect DoorDash’s business, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activity of merchants, consumers, or Dashers, whether or not occurring while using DoorDash’s platform, could expose DoorDash to liability and adversely affect DoorDash’s business, brand, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activities by merchants, consumers, or Dashers, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, DoorDash’s platform or individuals who are intentionally impersonating consumers or Dashers or the activities of Dashers while making deliveries to DoorDash’s consumers, have occurred, and in the future may occur, which could adversely affect DoorDash’s brand, business, financial condition, and results of operations. These activities include food tampering, inappropriate or unsanitary food preparation, handling, or delivery, assault, battery, theft, unauthorized use of credit and debit cards or bank accounts, sharing of consumer accounts, registering Dasher accounts with DoorDash with stolen personal information, consumer identity theft, and other misconduct. Such activities may result in injuries, property damage, or loss of life for consumers and third parties, or business interruptions, reputational and brand damage, or other significant liabilities for DoorDash.

DoorDash has in the past incurred, and may in the future incur, losses from various types of fraud, including use of stolen or fraudulent credit card data, referral fraud by both consumers and Dashers, fraud with respect to background checks, fraud by employees or agents relating to payments or credits on DoorDash’s platform, attempted payments by consumers with insufficient funds, fraud committed by consumers in concert with Dashers, and account takeovers of Dasher accounts by bad actors. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information, or payment information and unauthorized acquisition or use of credit or debit card details, bank account information, and mobile phone numbers. For example, bad actors have created Dasher accounts using other people’s stolen personal identifying information to commit fraud on DoorDash’s platform and for other illicit purposes. Among other things, this has caused Form 1099s to be incorrectly sent to individuals who are not performing services as Dashers. DoorDash has launched a series of initiatives and products changes to help prevent these practices.

Under current credit card practices, DoorDash may be liable for orders facilitated on DoorDash’s platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction. Despite measures DoorDash has taken to detect and reduce the occurrence of fraudulent or other malicious activity on DoorDash’s platform, DoorDash cannot guarantee that any of DoorDash’s measures will be effective or will scale efficiently with its business. DoorDash’s failure to adequately detect or prevent fraudulent transactions could harm its reputation or brand, result in litigation or regulatory action, and lead to expenses that could adversely affect DoorDash’s business, financial condition, and results of operations.

While DoorDash has implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring and such conduct could expose DoorDash to liability, including through litigation, or adversely affect DoorDash’s brand or reputation. For example, Dashers whose accounts DoorDash has deactivated from its platform may nevertheless find a way to create a new account on the platform and perform deliveries. At the same time, if the measures DoorDash has taken to guard against these illegal, improper, or otherwise inappropriate activities, such as DoorDash’s requirement that all Dashers undergo a background check, are too restrictive and inadvertently prevent Dashers and consumers otherwise in good standing from using DoorDash’s platform, or if DoorDash is unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and engagement of the number of Dashers and consumers on DoorDash’s platform and their use of the platform could be adversely affected. In addition, DoorDash’s ability to adopt measures to anticipate, identify, and address illegal, improper, or otherwise inappropriate activity may be particularly limited with DoorDash’s Self-Delivery service, which enables merchants on DoorDash’s Marketplace to fulfill orders with their own delivery fleets. These delivery providers are retained directly by merchants, and as a result, DoorDash does not conduct background checks on such providers or engage in any of the other activities that are a part of the typical onboarding process for Dashers on DoorDash’s platform. Further, any negative publicity related to the foregoing, whether such incident occurred on DoorDash’s platform or on DoorDash’s competitors’ platforms, could adversely affect DoorDash’s reputation and brand or public perception of its industry as a whole, which could negatively affect demand for platforms like that of DoorDash, and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s platform facilitates deliveries to consumers from non-partner merchants, and DoorDash faces certain risks associated with these deliveries.

DoorDash aims to have a broad selection of merchants on its platform, which includes facilitating deliveries to consumers from non-partner merchants. Facilitating deliveries from non-partner merchants is generally less operationally efficient than doing so with partner merchants, as DoorDash’s platform is not integrated with non-partner merchants’ systems. For example, for orders with most partner merchants, Dashers have an expedited checkout process that does not require a separate payment in store, but for orders with non-partner merchants, Dashers may have to place and pay for the order separately in store. As a result, DoorDash generally experiences higher operational expenses for each order, more time and manual processes needed to place each order, and a higher likelihood of errors. Further, DoorDash sometimes unintentionally incorrectly price non-partner goods on its platform as a result of inaccuracies that occur when capturing menu prices. The occurrence of any errors, delays with orders, or other problems associated with facilitating deliveries with non-partner merchants could create a negative perception of DoorDash’s platform and cause damage to its reputation and brand. While DoorDash’s goal is to convert non-partner merchants into partner merchants, DoorDash’s inability to do so at a sufficiently high rate, or at all, could adversely affect DoorDash’s business, financial condition, and results of operations.

Further, some non-partner merchants may not want to be included on DoorDash’s platform and may request to be removed. While DoorDash honors these requests, removing non-partner merchants impacts DoorDash’s ability to provide a broad selection of merchants. In addition, there is a risk that non-partner merchants bring legal claims against DoorDash relating to their inclusion on DoorDash’s platform. For example, in 2015, In-N-Out Burger filed a complaint against DoorDash claiming unfair competition, among other claims, and sought a permanent injunction to stop DoorDash from delivering their food. There is also a risk that state or local law is enacted to prevent platforms like that of DoorDash from including non-partners on the platform. For example, the California Legislature passed legislation, California Assembly Bill 2149 (“AB 2149”), which was signed into law by Governor Gavin Newsom and became effective on January 1, 2021. AB 2149 prohibits, among other things, food delivery logistics platforms from facilitating deliveries from restaurants in California without the restaurants’ prior consent. Similar prohibitions have also been enacted in jurisdictions where DoorDash operates including Louisiana, Massachusetts, Michigan, Arkansas, Virginia, Washington, DC, Nevada, Missouri, Oregon, Rhode Island, New York, Colorado, and New Hampshire and are being contemplated in other jurisdictions. Beyond regulatory restrictions, DoorDash may also adopt internal policies that limit or prohibit the facilitation of deliveries from merchants without their prior consent. For example, in November 2020, DoorDash adopted internal policies pursuant to which it generally does not add new non-partner restaurants for delivery on DoorDash’s platform in the United States and such policies require the use of disclaimers with existing non-

partner restaurants on DoorDash platform in the United States to inform consumers that such restaurants are not partnered with DoorDash. In the future, based on a variety of factors, including legal and regulatory changes, DoorDash may continue to revise and update its internal policies related to non-partner restaurants and other merchants. To the extent DoorDash is required or it chooses to remove non-partner merchants for any reason, this will adversely affect DoorDash’s ability to attract and retain consumers and could directly and adversely affect DoorDash’s business, financial condition, and results of operations.

If DoorDash does not continue to innovate and further develop its platform, the platform developments do not perform, or DoorDash is not able to keep pace with technological developments, DoorDash may not remain competitive and its business and results of operations could suffer.

DoorDash’s success depends in part on its ability to continue to innovate and further develop its platform. To remain competitive, DoorDash must continuously enhance and improve the functionality and features of the platform, including DoorDash’s website and mobile applications and the suite of merchant services that DoorDash offers through the platform. If DoorDash fails to expand the suite of merchant services that it offers through DoorDash’s platform, or if DoorDash fails to continuously enhance and improve its existing merchant services, its ability to retain and acquire merchants could be adversely affected. If competitors introduce new offerings embodying new technologies, or if new industry standards and practices emerge, DoorDash’s existing technology, services, website, and mobile applications may become obsolete. DoorDash’s future success could depend on its ability to respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

DoorDash has scaled its business rapidly and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting DoorDash’s business. Developing and launching enhancements to DoorDash’s platform and new services on the platform may involve significant technical risks and upfront capital investments that may not generate return on investment. DoorDash may use new technologies ineffectively, or DoorDash may fail to adapt to emerging industry standards. If DoorDash faces material delays in introducing new or enhanced platform features and services or if DoorDash’s recently introduced offerings do not perform in accordance with DoorDash’s expectations, the merchants, consumers, and Dashers that utilize DoorDash’s platform may forego the use of DoorDash’s services in favor of those of its competitors.

DoorDash’s marketing efforts to help grow its business may not be effective.

Promoting awareness of DoorDash’s platform is important to DoorDash’s ability to grow its business and to attract new merchants, consumers, and Dashers and can be costly. DoorDash believes that much of the growth in the number of merchants, consumers, and Dashers that utilize the platform is attributable to DoorDash’s paid marketing initiatives. DoorDash’s marketing efforts currently include referrals, affiliate programs, free or discount trials, partnerships, display advertising, television, billboards, radio, video, direct mail, social media, email, podcasts, hiring and classified advertisement websites, mobile “push” communications, search engine optimization, and keyword search campaigns. DoorDash’s marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if DoorDash successfully increases revenue as a result of its paid marketing efforts, it may not offset the additional marketing expenses DoorDash incurs. If DoorDash’s marketing efforts to help grow its business are not effective, DoorDash expects that its business, financial condition, and results of operations would be adversely affected.

Any failure to offer high-quality support may harm DoorDash’s relationships with merchants, consumers, and Dashers and could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s ability to attract and retain merchants, consumers, and Dashers is dependent in part on DoorDash’s ability to provide high-quality support. Merchants, consumers, and Dashers depend on DoorDash’s support organization to resolve any issues relating to DoorDash’s platform. DoorDash relies on third parties to provide some support services and DoorDash’s ability to provide effective support is partially dependent on its ability to attract and retain third-party service providers who are not only qualified to support users of DoorDash’s platform but are also well versed in the platform. As DoorDash continues to grow its business and improve its offerings, DoorDash will face challenges related to providing high- quality support services at scale. Additionally, as DoorDash continues to grow its international business outside the United States and the number of international users on DoorDash’s platform, the support organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that DoorDash does not maintain high-quality support, could harm DoorDash’s reputation and adversely affect DoorDash’s ability to scale its platform and business, DoorDash’s financial condition, and results of operations.

If DoorDash fails to maintain or improve the cost-effectiveness of its local logistics platform, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash’s ability to provide a cost-effective local logistics platform depends on a number of factors, including Dasher efficiency and Dasher pay. Dasher efficiency relies on the technology that powers DoorDash’s local logistics platform and while DoorDash continues to make significant investments to improve the efficiency and sophistication of DoorDash’s technology, including enhancements to demand prediction, forecasting food preparation times at merchants, and optimizing DoorDash’s routing and batching algorithms, there is no guarantee that such efforts will be successful and produce the resulting gains in efficiency to DoorDash’s platform that DoorDash expects, or at all. Dasher pay is a major component of the cost of DoorDash’s business and subject to a number of risks, including changes to the Dasher pay model. The cost effectiveness of DoorDash’s local logistics platform would also be adversely affected if DoorDash’s operational and technological improvements do not reduce the number of defective orders and accordingly DoorDash’s cost of revenue and refunds and credits. If DoorDash is unable to maintain or improve the cost effectiveness of its local logistics platform, including with respect to Dasher efficiency and Dasher pay, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash experiences significant seasonal fluctuations in its financial results, which could cause DoorDash’s Class A common stock price to fluctuate.

DoorDash’s business is highly dependent on consumer spending and Dasher behavior patterns that have an impact on DoorDash’s growth and expenses. DoorDash generally experiences changes in consumer activity over the course of the calendar year, although DoorDash’s rapid growth and the impact of the COVID-19 pandemic has made, and may continue to make, seasonal fluctuations difficult to detect. For example, consumer activity can be impacted by colder or more inclement weather, which typically increases consumer demand, and warmer or sunny weather, which typically decreases consumer demand. In addition, the number of available Dashers generally decreases during periods of inclement weather, but consumer demand during these times requires DoorDash to have more Dashers available to fulfill orders. During these times, DoorDash relies on incentive pay to attract sufficient Dashers to maintain the quality of its platform, which increases DoorDash’s costs. Further, severe weather in certain areas can cause businesses, including restaurants, to close, and make it impossible for Dashers to make deliveries if roads are closed or difficult to drive on. In addition, DoorDash benefits from increased order volume in DoorDash’s campus markets when school is in session, and DoorDash experiences a decrease in order volume when school is not in session and during summer breaks and other vacation periods, causing a similar decrease in Dasher pay. Seasonality will likely cause fluctuations in DoorDash’s financial results on a quarterly basis. In addition, other seasonal trends may develop and the existing seasonal trends that DoorDash experiences may become more pronounced and contribute to fluctuations in DoorDash’s results of operations as DoorDash continues to scale and its growth slows. As such, DoorDash may not accurately forecast its results of operations. However, DoorDash bases its spending and investment plans on forecasts and estimates, and DoorDash may not be able to adjust its spending quickly enough if its revenue is less than expected, causing DoorDash’s results of operations to fail to meet DoorDash’s expectations or the expectations of Wolt securityholders.

The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s performance is subject to economic conditions and their impact on levels of consumer spending. Some of the factors having an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the COVID-19 pandemic. Further, small businesses that do not have substantial resources, like some of the merchants on DoorDash’s platform, tend to be more adversely affected by poor economic conditions than large businesses. If merchants on DoorDash’s platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, DoorDash may not be able to provide consumers with sufficient merchant selection, and they may be less likely to use DoorDash’s platform. This risk is particularly pronounced with restaurants, as each year a significant percentage of restaurants go out of business, and in markets where DoorDash has fewer merchants. In addition, because spending for purchases from many of the merchants on DoorDash’s platform is generally considered to be discretionary, DoorDash expects that any decline in consumer spending would have a disproportionate effect on DoorDash’s business relative to those businesses that sell products or services considered to be necessities. If spending at the merchants on DoorDash’s platform declines, consumers may be less likely to use the platform, which could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash may face difficulties as it expands its operations into new local markets in which DoorDash has limited or no prior operating experience.

DoorDash’s capacity for continued growth depends in part on DoorDash’s ability to expand its operations into, and compete effectively in, new local markets. It may be difficult for DoorDash to understand and accurately predict consumer preferences and purchasing habits in these new local markets. In addition, each market has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect DoorDash’s ability to operate, the pool of Dashers that are available, and DoorDash’s costs associated with insurance, support, fraud, and onboarding new Dashers. In addition, each market is subject to distinct competitive and operational dynamics. These include DoorDash’s ability to offer more attractive services than alternative options and its ability to efficiently attract and retain merchants, consumers, and Dashers, all of which affect DoorDash’s sales, results of operations, and key business metrics. As a result, DoorDash may experience fluctuations in its results of operations due to the changing dynamics in the local markets where it operates. If DoorDash invests substantial time and resources to expand its operations and is unable to manage these risks effectively, its business, financial condition, and results of operations could be adversely affected.

DoorDash’s presence outside the United States and any future international expansion strategy will subject DoorDash to additional costs and risks and DoorDash’s plans may not be successful.

DoorDash has started expanding its presence internationally. For example, DoorDash launched its platform in Canada in 2015, in Australia in 2019, and in Japan in 2021, and it expects to expand its international operations. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on DoorDash’s finance, analytics, compliance, legal, engineering, and operations teams. DoorDash may incur significant operating expenses and may not be successful in DoorDash’s international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining DoorDash’s company culture across all of its offices;

•	an inability to attract merchants, consumers, and Dashers;

•	competition from local incumbents that better understand the local market, may market and operate more effectively, and may enjoy greater local affinity or awareness;

•	differing demand dynamics, which may make DoorDash’s platform less successful;

•	complying with varying laws and regulatory standards, including with respect to labor and employment, data privacy, tax, and local regulatory restrictions;

•	obtaining any required government approvals, licenses, or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

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public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which DoorDash operate or may operate in the future; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

DoorDash’s limited experience in operating its business internationally increases the risk that any potential future expansion efforts that DoorDash may undertake may not be successful. If DoorDash invests substantial time and resources to expand its operations internationally and is unable to manage these risks effectively, DoorDash’s business, financial condition, and results of operations could be adversely affected. In addition, international expansion may increase DoorDash’s risks in complying with various laws and standards, including with respect to anti-corruption, anti- bribery, export controls, and trade and economic sanctions.

If DoorDash or its partners fail to develop and successfully commercialize autonomous or drone delivery technologies or fail to develop such technologies before DoorDash’s competitors, or if such technologies fail to perform as expected, change DoorDash’s cost structure materially, are inferior to those of DoorDash’s competitors, or are perceived as less safe than those of the competitors or non-autonomous or non-drone delivery methods, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash believes that autonomous and drone delivery technologies may have the ability to meaningfully impact its industry. DoorDash has invested and it expects to continue to invest in research and development related to autonomous and drone delivery technologies, either directly or in partnership with companies that develop such technologies. While DoorDash believes that autonomous and drone delivery could present substantial opportunities, the development of such technologies is expensive and time-consuming and may not be successful. Autonomous and drone delivery technologies involve significant risks and liabilities. Failures of DoorDash’s or its partners’ autonomous or drone delivery technologies could generate substantial liability, create negative publicity, or result in regulatory scrutiny, all of which could have an adverse effect on DoorDash’s reputation, brand, business, results of operations, and prospects. Even if DoorDash’s or its partners’ efforts to develop autonomous and drone delivery technologies are successful, such efforts may not be cost-effective and there is no guarantee that such technologies can reduce DoorDash’s current costs of facilitating on-demand delivery services. Further, several other companies, including Uber and Amazon, are also developing autonomous and drone delivery technologies, either themselves or through collaborations, and DoorDash expects that they will use such technology to further compete with DoorDash in the local logistics industry. Certain competitors may commercialize autonomous and drone delivery technologies at scale before DoorDash or its partners do. In the event that DoorDash’s competitors bring autonomous or drone delivery to market before DoorDash does, or their technology is or is perceived to be superior to DoorDash’s or its partners’ technology, they may be able to leverage such technology to compete more effectively with DoorDash, which would adversely affect DoorDash’s business, financial condition, and results of operations. For example, if competitors develop autonomous and drone delivery technologies that successfully reduce the cost of facilitating delivery logistics services, these competitors could offer their services at lower prices as compared to the price available to consumers on DoorDash’s platform. If a significant number of consumers choose to use DoorDash’s competitors’ offerings over those of DoorDash, DoorDash’s business, financial condition, and results of operations could be adversely affected.

Further, DoorDash expects that governments will develop regulations that are specifically designed to apply to autonomous and drone technologies. These regulations could include requirements that significantly delay or narrowly limit the commercialization of autonomous and drone technologies, limit the amount of autonomous and drone delivery on DoorDash’s platform, or impose significant liabilities on manufacturers or operators of these solutions or developers of these technologies. Moreover, these regulations may affect DoorDash’s or its partners’ ability to design and manufacture new autonomous or drone technologies. For example, commercial drone regulations adopted by the Federal Aviation Administration limit the altitude, available airspace, and weight of a drone and also the certification of remote pilots that can operate a drone for commercial purposes in the United States. If regulations of this nature continue to be implemented, DoorDash or its partners may not be able to commercialize autonomous and drone delivery technologies in the manner DoorDash expects, or at all. Further, if DoorDash or its partners are unable to comply with existing or new regulations or laws applicable to autonomous and drone solutions, DoorDash could become subject to substantial fines or penalties.

If DoorDash is unable to make acquisitions and investments, or successfully integrate them into its business, DoorDash’s business, results of operations, and financial condition could be adversely affected.

As part of DoorDash’s business strategy, DoorDash will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement its business. For example, in October 2019, DoorDash acquired certain assets and liabilities from Square, Inc. related to Caviar, a marketplace focused on facilitating deliveries from premium restaurants. DoorDash has previously acquired and continues to evaluate targets that operate in relatively nascent markets, and as a result, there is no assurance that such acquired businesses will be successfully integrated into DoorDash’s business or generate substantial revenue.

Acquisitions involve numerous risks, any of which could harm DoorDash’s business and negatively affect DoorDash’s financial condition and results of operations, including:

•	intense competition for suitable acquisition targets, which could increase prices and adversely affect DoorDash’s ability to consummate deals on favorable or acceptable terms;

•	failure or material delay in closing a transaction;

•	transaction-related lawsuits or claims;

•	difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	difficulties in retaining merchants, consumers, and delivery service providers, as applicable, of an acquired company;

•	challenges with integrating the brand identity of an acquired company with DoorDash’s own;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

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failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•	risks that regulatory bodies do not approve DoorDash’s acquisitions or business combinations or delay such approvals;

•	theft of DoorDash’s trade secrets or confidential information that DoorDash shares with potential acquisition candidates;

•	risk that an acquired company or investment in new services cannibalizes a portion of DoorDash’s existing business; and

•	adverse market reaction to an acquisition.

DoorDash has made and may continue to make strategic investments as part of its business strategy. For example, in October 2021, DoorDash closed a $400 million investment in preferred shares of a private company based in Europe which provides an instant grocery delivery service. Strategic investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with the joint venture or strategic investment. In addition,

DoorDash may be dependent on partners, controlling shareholders, management, or other persons or entities who control them and who may have business interests, strategies, or goals that are inconsistent or competitive with those of DoorDash. Business decisions or other actions or omissions of the partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of DoorDash’s investment, result in litigation or regulatory action against DoorDash, and may otherwise damage its reputation and brand. DoorDash’s ability to sell or transfer, or realize value from its investments may be limited by applicable securities laws and regulations. In addition, DoorDash’s investments are speculative in nature and may decline in value or be entirely lost.

If DoorDash fails to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services, and other assets and strategic investments, or if it fails to successfully integrate such acquisitions or investments, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash depends on its highly skilled employees to grow and operate its business, and if it is unable to hire, retain, manage, and motivate its employees, or if its new employees do not perform as DoorDash anticipates, DoorDash may not be able to grow effectively and DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash’s future success will depend in part on the continued service of its founders, senior management team, key technical employees, and other highly skilled employees, including Tony Xu, DoorDash’s co-founder and Chief Executive Officer, and on DoorDash’s ability to continue to identify, hire, develop, motivate, and retain talented employees. DoorDash may not be able to retain the services of any of its employees or other members of senior management in the future. Also, all of DoorDash’s U.S.-based employees, including its senior management team and Mr. Xu, work for DoorDash on an at-will basis, and there is no assurance that any such employee will remain with DoorDash. The competitors of DoorDash may be successful in recruiting and hiring members of DoorDash’s management team or other key employees, and it may be difficult for DoorDash to find suitable replacements on a timely basis, on competitive terms, or at all. If DoorDash is unable to attract and retain the necessary employees, particularly in critical areas of its business, DoorDash may not achieve its strategic goals. In addition, from time to time, there may be changes in DoorDash’s senior management team that may be disruptive to its business. If the senior management team fails to work together effectively and to execute its plans and strategies, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash faces intense competition for highly skilled employees, especially in the San Francisco Bay Area where it has a substantial presence and need for highly skilled employees. To attract and retain top talent, DoorDash has had to offer, and it believes it will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of DoorDash’s Class A common stock may be volatile and could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of DoorDash’s equity awards declines for this or other reasons, it may adversely affect DoorDash’s ability to attract and retain highly qualified employees. Certain of DoorDash’s employees have received significant proceeds from sales of DoorDash’s equity in private transactions and many of DoorDash’s employees have received, and may in the future receive, significant proceeds from sales of DoorDash’s equity in the public markets, which may reduce their motivation to continue to work for DoorDash. DoorDash may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and DoorDash may never realize returns on these investments. If DoorDash is unable to effectively manage its hiring needs or successfully integrate new hires, its efficiency, ability to meet forecasts, and employee morale, productivity, and engagement could suffer, which could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s company culture has contributed to its success and if DoorDash cannot maintain and evolve its culture as DoorDash grows, DoorDash’s business could be adversely affected.

DoorDash believes that its company culture, which promotes authenticity, empathy, support for others, and bias for action, has been critical to DoorDash’s success. DoorDash faces a number of challenges that may affect DoorDash’s ability to sustain DoorDash’s corporate culture, including:

•	failure to identify, attract, reward, and retain people in leadership positions in DoorDash’s organization who share and further DoorDash’s culture, values, and mission;

•	the increasing size and geographic diversity of DoorDash’s workforce;

•	competitive pressures to move in directions that may divert DoorDash from its mission, vision, and values;

•	the continued challenges of a rapidly evolving industry;

•	the increasing need to develop expertise in new areas of business that affect DoorDash;

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negative perception of DoorDash’s treatment of employees, merchants, consumers, and Dashers or DoorDash’s response to employee sentiment related to political or social causes or actions of management; and

•	the integration of new personnel and businesses from acquisitions.

If DoorDash is not able to maintain and evolve its culture, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash’s business could be adversely impacted by changes in the Internet and mobile device accessibility of users.

DoorDash’s business depends on users’ access to DoorDash’s platform via a mobile device or personal computer and the Internet. DoorDash may operate in jurisdictions that provide limited Internet connectivity, particularly as DoorDash expands internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access DoorDash’s platform. In addition, the Internet infrastructure that DoorDash and users of its platform rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of DoorDash’s platform. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect DoorDash’s results of operations.

If DoorDash fails to maintain an effective system of disclosure controls and internal control over financial reporting, DoorDash’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, DoorDash is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing standards of the NYSE. DoorDash expects that the requirements of these rules and regulations will continue to increase DoorDash’s legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on DoorDash’s personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that DoorDash maintains effective disclosure controls and procedures and internal control over financial reporting. DoorDash is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by DoorDash in the reports that it will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to DoorDash’s principal executive and financial officers. DoorDash is also continuing to improve its internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In connection with the audit of DoorDash’s consolidated financial statements as of and for the years ended December 31, 2018 and 2019, DoorDash and its independent registered public accounting firm identified a material weakness in DoorDash’s internal control over financial reporting. To address this material weakness, DoorDash hired additional accounting, engineering, and business intelligence personnel and implemented process level and management review controls to identify and address emerging risks. While DoorDash believes this material weakness has been remediated as of December 31, 2020, DoorDash cannot assure Wolt securityholders that DoorDash has identified all of its existing material weaknesses, or that it will not in the future have additional material weaknesses.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, DoorDash has expended, and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems, or the existing systems and third-party software applications that DoorDash relies on for financial reporting, do not perform as expected, DoorDash may experience further deficiencies in its controls and DoorDash may not be able to meet its financial reporting obligations.

DoorDash’s current controls and any new controls that DoorDash develops may become inadequate because of changes in conditions in DoorDash’s business. Further, additional weaknesses in DoorDash’s disclosure controls and internal controls over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm DoorDash’s results of operations or cause DoorDash to fail to meet its reporting obligations and may result in a restatement of its financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of DoorDash’s internal control over financial reporting that DoorDash will eventually be required to include in its periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause Wolt securityholders to lose confidence in DoorDash’s reported financial and other information, which would likely have a negative effect on the trading price of DoorDash Class A common stock. In addition, if DoorDash is unable to continue to meet these requirements, DoorDash may not be able to remain listed on the NYSE. DoorDash is not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and is therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. As a public company, DoorDash is required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with DoorDash’s second annual report on Form 10-K.

KPMG LLP, an independent registered public accounting firm, will attest to the effectiveness of DoorDash’s internal control over financial reporting as of December 31, 2021 in a report to be included in DoorDash’s annual report on From 10-K for the year ended December 31, 2021. At such time, DoorDash’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which DoorDash’s internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on DoorDash’s business and results of operations and could cause a decline in the price of DoorDash’s Class A common stock.

DoorDash may not timely and effectively scale and adapt its existing technology and network infrastructure to ensure that its platform is accessible, which would adversely affect DoorDash’s business, reputation, financial condition, and results of operations.

DoorDash expects to continue to make significant investments to maintain and improve the availability of DoorDash’s platform and to enable rapid releases of new features and services. However, it may become increasingly difficult to maintain and improve the availability of DoorDash’s platform, especially during peak usage times and as the platform becomes more complex and the user traffic increases. If DoorDash’s platform is unavailable when merchants, consumers, and Dashers attempt to access it or it does not load as quickly as they expect or it experiences capacity constraints due to an overwhelming number of users accessing DoorDash’s platform simultaneously, users may seek other offerings, and may not return to DoorDash’s platform as often in the future, or at all. This would adversely affect DoorDash’s ability to attract merchants, consumers, and Dashers and decrease the frequency with which they use DoorDash’s platform. To the extent that DoorDash does not effectively address capacity constraints, upgrade its systems as needed, or continually develop DoorDash’s technology and network architecture to accommodate actual and anticipated changes in technology, DoorDash’s business, reputation, financial condition, and results of operations would be adversely affected.

Defects, errors, or vulnerabilities in DoorDash’s applications, backend systems, or other technology systems and those of third-party technology providers could harm DoorDash’s reputation and brand and adversely impact DoorDash’s business, financial condition, and results of operations.

The software underlying DoorDash’s platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. DoorDash’s practice is to effect frequent releases of software updates, sometimes multiple times per day. The third-party software that DoorDash incorporates into its platform may also be subject to errors or vulnerabilities. Any errors or vulnerabilities discovered in DoorDash’s code or from third-party software after release could result in negative publicity, a loss of users or loss of revenue, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on DoorDash’s platform, or otherwise result in a security breach or other security incident. DoorDash may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect DoorDash’s business, reputation, brand, financial condition, and results of operations.

DoorDash tracks certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of DoorDash’s operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect DoorDash’s business and reputation.

DoorDash tracks certain operational metrics, including its merchant, consumer, and Dasher counts and key business and non-GAAP metrics such as Total Orders, Marketplace GOV, Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which DoorDash relies. DoorDash’s internal systems and tools have a number of limitations, and DoorDash’s methodologies for tracking these metrics may change over time, which could result in unexpected changes to DoorDash’s metrics, including the metrics DoorDash publicly discloses. If the internal systems and tools DoorDash uses to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data DoorDash reports may not be accurate. While these numbers are based on what DoorDash believes to be reasonable estimates of its metrics for the applicable period of measurement, there are inherent challenges in measuring how DoorDash’s platform is used across large populations. For example, the accuracy of DoorDash’s operating metrics could be impacted by fraudulent users of DoorDash’s platform, and further, DoorDash believes that there are consumers who have multiple accounts, even though this is prohibited in DoorDash’s Terms of Service and DoorDash implements measures to detect and prevent this behavior. Consumer usage of multiple accounts may cause DoorDash to overstate the number of consumers on DoorDash’s platform. In addition, limitations or errors with respect to how DoorDash measures data or with respect to the data that DoorDash measures may affect its understanding of certain details of its business, which could affect DoorDash’s long-term strategies. If DoorDash’s operating metrics are not accurate representations of its business, if Wolt securityholders do not perceive the operating metrics to be accurate, or if DoorDash discovers material inaccuracies with respect to these figures, DoorDash expects that its business, reputation, financial condition, and results of operations would be adversely affected.

Risks related to DoorDash’s legal and regulatory environment

If Dashers in the United States are reclassified as employees under federal or state law, DoorDash’s business, financial condition, and results of operations would be adversely affected.

DoorDash is subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of Dashers that utilize DoorDash’s platform as independent contractors. The tests governing whether a Dasher is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for DoorDash. DoorDash maintains that Dashers that utilize its platform are independent contractors. However, Dashers may be reclassified as employees, especially in light of the evolving rules and restrictions on service provider classification and their potential impact on the local logistics industry. A reclassification of Dashers or other delivery service providers as employees would adversely affect DoorDash’s business, financial condition, and results of operations, including as a result of:

•

monetary exposure arising from, or relating to failure to, withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to the California Labor Code Private Attorneys General Act (“PAGA”) and government fines;

•	injunctions prohibiting continuance of existing business practices;

•	claims for employee benefits, social security, workers’ compensation, and unemployment;

•	claims of discrimination, harassment, and retaliation under civil rights laws;

•	claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;

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other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

•	harm to DoorDash’s reputation and brand.

In addition to the harms listed above, a reclassification of Dashers or other delivery service providers as employees would require DoorDash to significantly alter its existing business model and operations and impact DoorDash’s ability to add and retain Dashers to its platform and grow its business, which DoorDash would expect to have an adverse effect on DoorDash’s business, financial condition, and results of operations.

DoorDash has been involved in and continues to be involved in numerous legal proceedings related to Dasher classification, and such proceedings have increased in volume since the California Supreme Court’s 2018 ruling in Dynamex Operations West, Inc. v. Superior Court (“Dynamex”). DoorDash is currently involved in a number of putative class actions and representative actions brought, for example, pursuant to PAGA, and numerous individual claims, including those brought in arbitration or compelled pursuant to the terms of DoorDash’s independent contractor agreements to arbitration, challenging the classification of Dashers that utilize DoorDash’s platform as independent contractors. For additional information about these types of legal proceedings, see the section titled “Information about DoorDash – Business of DoorDash – Legal proceedings” of this Prospectus.

An increasing number of jurisdictions are considering implementing standards similar to the test set forth in Dynamex to determine worker classification. For example, as further described in the section titled “Information about DoorDash – Business of DoorDash – Legal proceedings” of this Prospectus, the California Legislature passed AB 5 and it was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve- outs. DoorDash, along with certain other companies, supported a campaign for the 2020 California ballot initiative (“Proposition 22”) to address AB 5 and preserve flexibility for Dashers, which passed in November 2020. However, on August 20, 2021, the Alameda County Superior Court in California issued an order finding that the entirety of Proposition 22 is unenforceable. The California Attorney General and other groups and individuals have filed notices of appeal to the California Court of Appeal. As a result, to the extent Proposition 22 remains in effect pending further court proceedings, as such, certain provisions regarding compensation, along with certain other requirements, are applicable to DoorDash and Dashers in California and DoorDash’s costs related to Dashers have increased in California. To offset a portion of these increased costs, DoorDash will in certain circumstances charge higher fees and commissions, which could result in lower order volumes over time. Depending on whether and how much it chooses to increase fees and commissions, these increased costs could also lead to a lower Net Revenue Margin, which DoorDash previously referred to in past SEC filings as Take Rate, defined as revenue expressed as a percentage of Marketplace GOV. The provisions resulting from Proposition 22 that are now applicable to DoorDash include, but are not limited to, (i) net earnings (which excludes tips, tolls, and certain other amounts) to Dashers no less than a net earnings floor equal to (A) 120% of the minimum wage for a Dasher’s engaged time and (B) for Dashers using a motor vehicle, $0.30 per engaged mile (which amount shall be adjusted for inflation after 2021) and (ii) for Dashers averaging at least fifteen (15) hours per week of engaged time during a calendar quarter who subscribe to a qualifying health plan, payments to such Dashers of healthcare subsidies of varying dollar amounts depending on a Dasher’s engaged time per week. As such, Proposition 22 is likely to have an adverse impact on DoorDash’s results of operations. In addition, several other jurisdictions where DoorDash operates may be considering adopting legislation that would pair worker flexibility and independence with new protections and benefits, and DoorDash engaged in ongoing discussions with Dashers, policy makers and other stakeholders regarding the future of the type of work that Dashers perform. To the extent other states adopt such legislation, DoorDash would expect its costs related to Dashers in such jurisdictions to increase and DoorDash could experience lower order volumes in such jurisdictions if it charges higher fees and commissions as a result of such laws, which would adversely impact DoorDash’s results of operations. Even with the passage of Proposition

22 and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. For example, certain plaintiffs filed a claim in California Superior Court challenging the constitutionality of Proposition 22, which resulted in the Alameda County Superior Court’s order noted above (which is being appealed), and similar challenges may also be filed. Furthermore, if Dashers are determined to be employees in other states or under federal law, this could result in even higher increases to DoorDash’s costs related to Dashers, which would likely lead DoorDash to increase fees and commissions even more and may result in further lower order volumes. To the extent Dashers are determined to be employees under other state or federal law, DoorDash would be required to significantly alter its existing business model and operations, which would have an adverse impact on DoorDash’s business, financial condition, and results of operations.

DoorDash is subject to claims, lawsuits, investigations, and various proceedings, and face potential liability, expenses for legal claims, and harm to DoorDash business based on the nature of its business.

DoorDash faces potential liability, expenses for legal claims, and harm to its business relating to the nature of its business generally, and with the food delivery services DoorDash facilitates in particular, including potential claims related to food offerings, delivery, and quality. DoorDash is subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal, regulatory, and other administrative proceedings, including those involving personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, marketing and advertising to consumers and Dashers, compliance with regulatory requirements, and other matters, and DoorDash may become subject to additional types of claims, lawsuits, government investigations, and legal or regulatory proceedings as DoorDash’s business grows and as it deploys new services.

DoorDash is also subject to claims, lawsuits, and other legal proceedings seeking to hold DoorDash vicariously liable for the actions of merchants, consumers, and Dashers. For example, third parties could assert legal claims against DoorDash in connection with personal injuries related to food poisoning, tampering, or other food safety issues or accidents caused by Dashers that utilize DoorDash’s platform. DoorDash has incurred expenses to settle personal injury claims, which it sometimes chooses to settle for reasons including expediency, protection of its reputation, and to prevent the uncertainty of litigating, and DoorDash expects that such expenses will continue to increase as DoorDash’s business grows and it faces increasing public scrutiny. In addition, DoorDash could be subject to legal claims relating to the sale of alcoholic beverages or alcohol consumption. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any consumers, Dashers, or third parties could result in negative publicity and harm to DoorDash’s brand, reputation, business, financial condition, and results of operations. Reports, whether true or not, of food-borne illnesses (such as E. Coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis, or salmonella) and injuries caused by food tampering or inappropriate or unsanitary food preparation, handling, or delivery, or other food safety incidents have led to potential legal claims against, and severely injured the reputations of, participants in the food business and could do so in the future as well. Further, if any such report were to affect one or more of the merchants on DoorDash’s platform that generate a significant percentage of DoorDash’s overall Marketplace GOV, it could seriously harm DoorDash’s business. The potential for acts of terrorism on the U.S. or international food supply also exists and, if such an event occurs, it could harm DoorDash’s business and results of operations. Further, food that is ordered through DoorDash’s platform could be subject to a recall, but DoorDash may have limited ability, if any, to ensure compliance with a food recall. In addition, reports of food-borne illnesses, food recalls, food tampering, or inappropriate or unsanitary food preparation, handling, or delivery, even those occurring solely at merchants that are not on DoorDash’s platform, could, as a result of negative publicity about the restaurant or grocery industry, adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash also faces potential liability and expense for claims, including class, collective, and other representative actions, by or relating to Dashers regarding, among other things, the classification of Dashers that utilize DoorDash’s platform as well as the Dasher pay model, including claims regarding disclosures DoorDash makes with respect to sales tax, service fees, delivery fees, and gratuities, the process of signing up to become a Dasher, including the background check process, and the nature and frequency of DoorDash’s communications to Dashers via email, text, or telephone. In addition, DoorDash also faces potential liability and expense for claims, including class actions, by consumers relating to, among other things, the Dasher pay model, including claims regarding disclosures DoorDash makes with respect to sales tax, service fees, delivery fees, and gratuities, the local food delivery logistics services DoorDash facilitates, discrepancies between the menus on DoorDash’s website and consumer mobile application and the menus at the restaurant from which the food is delivered, including discrepancies in menu items and the prices of such items and taxes on such items, and the nature and frequency of DoorDash’s marketing communications to consumers via email, text, or telephone. For additional information about these types of legal proceedings, please see the section titled “Information about DoorDash – Business of DoorDash – Legal proceedings” of this Prospectus.

In addition, DoorDash faces potential liability and expense for claims relating to the information that DoorDash publishes on its website and mobile applications, including claims for trademark and copyright infringement, defamation, libel, and negligence, among others. DoorDash also faces potential liability and expense for claims arising from a data security incident, including claims regarding the adequacy and timeliness of DoorDash’s response to such an incident and DoorDash’s notification to affected consumers and Dashers.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against DoorDash, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to DoorDash’s reputation, require significant management attention, and divert significant resources. Determining reserves for DoorDash’s pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect DoorDash’s business, financial condition, and results of operations. These proceedings could also result in harm to DoorDash’s reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in DoorDash’s business practices. Any of these consequences could adversely affect DoorDash’s business, financial condition, and results of operations. Further, under certain circumstances, DoorDash has contractual and other legal obligations to indemnify and to incur legal expenses on behalf of its business and commercial partners and current and former board members and officers. In addition, DoorDash includes arbitration and class action waiver provisions in its terms of service with the merchants, consumers, and Dashers that utilize DoorDash’s platform. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome, and the use of arbitration and class action waiver provisions subjects DoorDash to certain risks to DoorDash’s reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to its reputation and brand, DoorDash may limit its use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in DoorDash’s litigation costs and exposure. Additionally, DoorDash’s permits certain users of its platform to opt out of such provisions, which could also cause an increase in DoorDash’s litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of DoorDash’s arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, DoorDash could experience an increase in its costs to litigate disputes and the time involved in resolving such disputes, and DoorDash could face increased exposure to potentially costly lawsuits, each of which could adversely affect DoorDash’s business, financial condition, and results of operations.

Taxing authorities may successfully assert that DoorDash has not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on DoorDash, and any such assessments, obligations, or inaccuracies could adversely affect DoorDash’s business, financial condition, and results of operations.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to businesses like DoorDash’s is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to DoorDash’s business or to local logistics businesses generally.

In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect DoorDash’s financial condition and results of operations.

DoorDash is subject to indirect taxes, such as payroll, sales, use, value-added, and goods and services taxes in the United States and foreign jurisdictions where it operates, such as Canada and Australia, and it may face various indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, DoorDash collects and remits indirect taxes. However, tax authorities may raise questions about, or challenge or disagree with, DoorDash’s calculation, reporting, or collection of taxes and may require DoorDash to collect taxes in jurisdictions in which DoorDash does not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring DoorDash to collect taxes in jurisdictions in which it does not currently do so or to collect additional taxes in a jurisdiction in which DoorDash currently collects taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage merchants, consumers, and Dashers from utilizing DoorDash’s offerings, or could otherwise harm DoorDash’s business, financial condition, and results of operations. Further, even where DoorDash collecting taxes and remitting them to the appropriate authorities, DoorDash may fail to accurately calculate, collect, report, and remit such taxes. Additionally, if merchants try to pass along increased additional taxes and raise prices to consumers, order volume may decline. Although DoorDash has reserved for potential payments of possible past tax liabilities in its financial statements, if these liabilities exceed such reserves, DoorDash’s financial condition would be harmed.

Under state tax law, DoorDash may be deemed responsible for collecting and remitting sales taxes directly to certain states. DoorDash’s responsibility for these taxes may be applicable to past sales and could be applicable to the cost of goods or fees charged on DoorDash’s platform. A successful assertion that DoorDash should be collecting additional sales, use, or other taxes or remitting such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses. These taxes could also increase the cost for consumers using DoorDash’s platform. Any of the foregoing would adversely affect DoorDash’s business, financial condition, and results of operations.

Additionally, one or more states, localities, or other taxing jurisdictions may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like that of DoorDash. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect, and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have enacted laws that would require tax reporting, collection, or tax remittance on items sold online. Requiring tax reporting or collection could decrease merchant, consumer, or Dasher activity, which would harm DoorDash’s business. This new legislation could require DoorDash or Dashers to incur substantial costs in order to comply, including costs associated with tax calculation, collection, and remittance and audit requirements, which could make DoorDash’s offerings less attractive and could adversely affect DoorDash’s business, financial condition, and results of operations. Also, federal tax rules generally require payors to report payments to unrelated parties to the Internal Revenue Service (the IRS). Under certain circumstances, a failure to comply with such reporting obligations may cause DoorDash to become liable to withhold a percentage of the amounts paid to Dashers and merchants and remit such amounts to the taxing authorities. Due to the large number of Dashers and merchants, and the amounts paid to each, process failures with respect to these reporting obligations could result in financial liability and other consequences to DoorDash if it was unable to remedy such failures in a timely manner.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in DoorDash’s financial statements and any such difference may adversely affect DoorDash’s results of operations in future periods in which DoorDash change its estimates of its tax obligations or in which the ultimate tax outcome is determined.

DoorDash may have exposure to greater than anticipated tax liabilities.

DoorDash is subject to income taxes in the United States and certain foreign jurisdictions. DoorDash’s effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, and the valuation of deferred tax assets. Increases in DoorDash’s effective tax rate would reduce profitability or increase losses.

As DoorDash expands the scale of its international business activities, any changes in the United States or foreign taxation of such activities may increase DoorDash’s worldwide effective tax rate and harm its business, financial condition, and results of operations.

DoorDash has been subject to examination, and may be subject to examination in the future, by federal, state, local, and foreign tax authorities on income, employment, sales, and other tax matters. While DoorDash regularly assesses the likelihood of adverse outcomes from such examinations and the adequacy of DoorDash’s provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on DoorDash’s business, financial condition, and results of operations. Certain risks relating to employment taxes and sales taxes are described in more detail under “– If Dashers in the United States are reclassified as employees under federal or state law, DoorDash’s business, financial condition, and results of operations would be adversely affected.” and “– Taxing authorities may successfully assert that DoorDash has not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on DoorDash, and any such assessments, obligations, or inaccuracies could adversely affect DoorDash’s business, financial condition, and results of operations.” above.

On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on DoorDash’s provision for income taxes was a reduction of the future tax benefits of DoorDash’s deferred tax assets as a result of the reduction in the corporate tax rate. However, since DoorDash has recorded a full valuation allowance against DoorDash’s deferred tax assets, these changes did not have a material impact on DoorDash’s consolidated financial statements. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which DoorDash will continue to monitor and assess.

DoorDash’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, DoorDash had accumulated $689 million and $547 million of federal and state net operating loss carryforwards (“NOLs”), respectively, available to reduce future taxable income, some of which will begin to expire in 2033 for federal and 2023 for state tax purposes. It is possible that DoorDash will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in DoorDash’s ownership by “5 percent stockholders” that exceeds fifty (50) percentage points over a rolling three-year period. Similar rules may apply under state tax laws. DoorDash’s ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future.

Under the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five (5) taxable years preceding the tax year of such loss, but net operating losses arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, net operating losses from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of net operating losses from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As DoorDash maintains a full valuation allowance against its U.S. NOLs, these changes will not impact DoorDash’s balance sheet as of December 31, 2019. However, in future years, if and when a net deferred tax asset is recognized related to DoorDash’s NOLs, the changes in the carryforward and carryback periods as well as the new limitation on use of NOLs may significantly impact DoorDash’s valuation allowance assessments for NOLs generated after December 31, 2019.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, DoorDash’s existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, DoorDash may not be able to realize a tax benefit from the use of its NOLs and tax credits.

DoorDash’s business is subject to a variety of U.S. and international laws and regulations, including those related to worker classification, Dasher pay, and pricing and commissions, many of which are unsettled and still developing, and failure to comply with such laws and regulations could subject DoorDash to claims or otherwise adversely affect DoorDash’s business, financial condition, or results of operations.

The local delivery logistics industry and DoorDash’s business model are relatively nascent and rapidly evolving. DoorDash is subject to a variety of laws in the United States and other jurisdictions, including those related to worker classification, Dasher pay, and pricing and commissions. Laws, regulations, and standards governing issues such as worker classification, labor and employment, anti-discrimination, food safety, alcoholic beverages and other highly regulated products, online credit card payments, gratuities, pricing and commissions, text messaging, subscription services, intellectual property, data retention, privacy, data security, consumer protection, background checks, website and mobile application accessibility, and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws, and whether they are applicable to DoorDash, are often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general, and companies engaged in dealings with independent contractors. Regulatory and administrative bodies may enact new laws or promulgate new regulations that are adverse to DoorDash’s business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to DoorDash’s business, including by changing employment-related laws or by regulating or capping the commissions businesses like that of DoorDash agree to with merchants or the fees that DoorDash may charge consumers. For example, in connection with the COVID-19 pandemic, over fifty (50) jurisdictions across the United States, including Seattle, Washington, Unincorporated Clark County, Nevada, San Diego, California, Oakland, California, Baltimore, Maryland, and Washington, DC, have implemented temporary price controls on local food delivery logistics platforms. In addition, some jurisdictions have enacted permanent price controls, as further described in the section titled “Information about DoorDash – Operating and financial review of DoorDash – Factors affecting DoorDash’s future performance – Price controls” of this Prospectus. There are legislative proposals in additional jurisdictions to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made in the future. These price controls have had in the past, and are likely to have in the future, an adverse effect on DoorDash’s results of operations. These price controls have also caused, and may in the future cause, DoorDash to increase the fees it charges to consumers, though DoorDash aware of multiple jurisdictions which have adopted explicit limits or prohibitions against doing so in connection with price controls, which could further increase DoorDash’s costs. In addition, certain jurisdictions may challenge the way in which DoorDash categorizes or collects such increased consumer fees on its platform. For example, the City of Chicago has challenged such fees as confusing and/or misleading to consumers. Although temporary price controls in some jurisdictions in which DoorDash operates have expired, with the continued duration of the COVID-19 pandemic, DoorDash expects existing price controls to persist in the near term and for additional jurisdictions where DoorDash operates to implement similar price controls. If any of these events occur, or if price controls are retained after the COVID-19 pandemic subsides, DoorDash’s business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on DoorDash from one jurisdiction to another, which creates additional challenges to managing DoorDash’s business.

DoorDash’s success, or perceived success, and increased visibility may also drive some businesses that perceive DoorDash’s business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where DoorDash may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede DoorDash’s business and the ability of merchants, consumers, and Dashers to use DoorDash’s platform. If DoorDash is not able to comply with these laws or regulations or if it becomes liable under these laws or regulations, including any future laws or obligations that DoorDash may not be able to anticipate at this time, DoorDash could be adversely affected, and it may be forced to implement new measures to reduce its exposure to this liability. This may require DoorDash to expend substantial resources or to discontinue certain services or platform features, which would adversely affect DoorDash’s business. Any failure to comply with applicable laws and regulations could also subject DoorDash to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, and other enforcement actions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect DoorDash’s reputation or otherwise impact the growth of its business. Any costs incurred to prevent or mitigate this potential liability are also expected to adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash is subject to various U.S. and international anti-corruption laws and other anti-bribery and anti- kickback laws and regulations.

DoorDash is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other anticorruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which DoorDash does business, both in the United States and abroad. These laws generally prohibit DoorDash and its employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold DoorDash liable for acts of corruption and bribery committed by its third-party business partners, representatives, and agents who are acting on DoorDash’s behalf. DoorDash and its third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and DoorDash may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and DoorDash’s employees, representatives, contractors, and agents, even if DoorDash does not explicitly authorize such activities. These laws also require that DoorDash keeps accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While DoorDash has policies and procedures to address compliance with such laws, it cannot assure Wolt securityholders that its employees and agents will not take actions in violation of DoorDash’s policies or applicable law, for which DoorDash may be ultimately held responsible, and its exposure for violating these laws increases as its international presence expands and as DoorDash increase sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti- corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a drop in DoorDash’s stock price, or overall adverse consequences to DoorDash’s business, all of which may have an adverse effect on DoorDash’s reputation, business, financial condition, and results of operations.

Government regulation of the Internet, mobile devices, and e-commerce is evolving, and unfavorable changes could substantially adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash is subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the Internet, mobile devices, and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services, and increase the cost of providing online services, require DoorDash to change its business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, broadband residential Internet access, and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use, and other taxes, libel, and personal privacy apply to the Internet and e-commerce. In addition, as DoorDash continues to expand internationally, it is possible that foreign government entities may seek to censor content available on DoorDash’s mobile applications or website or may even attempt to block access to DoorDash’s mobile applications and website. Any failure, or perceived failure, by DoorDash to comply with any of these laws or regulations could result in damage to DoorDash’s reputation and brand, a loss in business, and proceedings or actions against DoorDash by governmental entities or others, which could adversely affect DoorDash’s business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy or the protection or transfer of data relating to individuals, or any actual or perceived failure by DoorDash to comply with such laws and regulations or any other obligations relating to privacy or the protection or transfer of data relating to individuals, could adversely affect DoorDash’s business.

DoorDash receives, transmits, and stores a large volume of personally identifiable information and other data relating to the users on its platform, as well as other personally identifiable information and other data relating to individuals such as DoorDash’s employees. As further described in the section titled “Information about DoorDash – Business of DoorDash – Regulatory environment”, numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti- Spam Law, Australia’s Privacy Act, the European Union’s General Data

Protection Regulation (the “GDPR”), the Telephone Consumer Protection Act of 1991 (the “TCPA”), Section 5 of the Federal Trade Commission Act, and the California Consumer Privacy Act (the “CCPA”). These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another. For example, a ballot initiative in California in November 2020, the California Privacy Rights Act (the “CPRA”) was approved by California voters and significantly modified the CCPA, resulting in further uncertainty and likely requiring DoorDash to incur additional costs and expenses in an effort to comply. The effects of the CCPA, CPRA, and other new and evolving laws and regulations relating to privacy, data protection, and information security potentially are far-reaching, however, and may require DoorDash to modify its data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. The CCPA, CPRA, and other changes in laws or regulations relating to privacy, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing DoorDash’s platform, require significant changes to DoorDash’s operations, or even prevent DoorDash from providing its platform in jurisdictions in which DoorDash currently operates and in which it may operate in the future.

Additionally, DoorDash has incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the CCPA, CPRA and GDPR imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, DoorDash may face challenges in addressing their requirements and making necessary changes to its policies and practices and may incur significant costs and expenses in an effort to do so.

Despite DoorDash’s efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that DoorDash’s interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. DoorDash’s failure, or the failure by its third-party providers or merchants on DoorDash’s platform, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data relating to Dashers, consumers, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage DoorDash’s reputation, discourage new and existing Dashers and consumers from using its platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect DoorDash’s business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm DoorDash’s reputation and brand and adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash faces the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

The actual or perceived improper sending of text messages may subject DoorDash to potential risks, including liabilities or claims relating to consumer protection laws. For example, the TCPA restricts telemarketing and the use of automated SMS text messages without proper consent. This has resulted, and may in the future result, in civil claims against DoorDash. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If DoorDash does not comply with these laws or regulations or if it becomes liable under these laws or regulations, DoorDash could face direct liability and DoorDash’s business, financial condition, and results of operations could be adversely affected.

Risks related to DoorDash’s dependence on third parties

DoorDash primarily relies on a third-party payment processor to process payments made by consumers and payments made to merchants and Dashers, and if DoorDash cannot manage its relationship with such third party and other payment-related risks, DoorDash’s business, financial condition, and results of operations could be adversely affected.

DoorDash primarily relies on a third-party payment processor, Stripe, to process payments made by consumers and payments made to merchants and Dashers. Under DoorDash’s commercial agreement with Stripe, Stripe may terminate the relationship with advanced notice. If Stripe terminates its relationship with DoorDash or refuses to renew the agreement on commercially reasonable terms, DoorDash would be required to find an alternate payment processor and may not be able to secure similar terms or replace such payment processor in an acceptable timeframe. Further, the software and services provided by Stripe may not meet DoorDash’s expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Any of these risks could cause DoorDash to lose its ability to accept online payments or other payment transactions or make timely payments to merchants and Dashers, any of which could disrupt DoorDash’s business for an extended period of time, make DoorDash’s platform less convenient and attractive to users, and adversely affect DoorDash’s ability to attract and retain qualified merchants, consumers, and Dashers.

Nearly all payments by DoorDash’s consumers are made by credit card or debit card or through third-party payment services, which subjects DoorDash to certain regulations and to the risk of fraud. DoorDash may in the future offer new payment options to consumers that may be subject to additional regulations and risks. DoorDash is also subject to a number of other laws and regulations relating to the payments it accepts from its consumers, including with respect to money laundering, money transfers, privacy, and information security. If DoorDash fails to or is alleged to fail to comply with applicable regulations, it may be subject to claims and litigation, regulatory investigations and proceedings, civil or criminal penalties, fines, or higher transaction fees and may lose the ability to accept online payments or other payment card transactions, which could make DoorDash’s platform less convenient and attractive to consumers. DoorDash also relies on data provided by Stripe for financial statement reporting, and there could be inaccuracies and other errors in such data. If any of these events were to occur, DoorDash’s business, financial condition, and results of operations could be adversely affected.

Further, if DoorDash is deemed to be a money transmitter as defined by applicable law, it could become subject to certain laws, rules, and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies that may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, DoorDash could be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if DoorDash expands into new jurisdictions, the foreign regulations governing its business that DoorDash is subject to will expand as well. If DoorDash is found to be a money transmitter under any applicable regulation and DoorDash is not in compliance with such regulations, DoorDash may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. DoorDash could also be required to make changes to its business practices or compliance programs as a result of regulatory scrutiny.

Additionally, DoorDash’s primary third-party payment processor requires DoorDash to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit DoorDash from providing certain services to some users, be costly to implement, or difficult to follow. If DoorDash fails to comply with these rules or regulations, it may be subject to fines and higher transaction fees and lose its ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and DoorDash’s business, financial condition, and results of operations could be adversely affected. DoorDash has also agreed to reimburse its third-party payment processor for any reversals, chargebacks, and fines they are assessed by payment card networks if DoorDash violates these rules. Any of the foregoing risks could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash primarily relies on Amazon Web Services to deliver its services to users on DoorDash’s platform, and any disruption of or interference with DoorDash’s use of Amazon Web Services could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash currently hosts its platform and supports its operations on a single datacenter provided by Amazon Web Services (“AWS”), a third-party provider of cloud infrastructure services. DoorDash does not have control over the operations of the facilities of AWS that DoorDash uses. AWS’s facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. DoorDash’s platform’s continuing and uninterrupted performance is critical to DoorDash’s success. DoorDash has experienced, and expects that in the future it will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in

AWS’ service levels may adversely affect DoorDash’s ability to meet the requirements of users on its platform. Since the platform’s continuing and uninterrupted performance is critical to DoorDash’s success, sustained or repeated system failures would reduce the attractiveness of the platform. It may become increasingly difficult to maintain and improve DoorDash’s performance, especially during peak usage times, as DoorDash expands and the usage of its platform increases. Any negative publicity arising from these disruptions could harm DoorDash’s reputation and brand and may adversely affect the usage of its platform. Any of the above circumstances or events may harm DoorDash’s reputation and brand, reduce the availability or usage of DoorDash’s platform, lead to a significant short-term loss of revenue, increase DoorDash’s costs, and impair its ability to attract new users, any of which could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s commercial agreement with AWS will remain in effect until terminated by AWS or DoorDash. AWS may terminate the agreement for convenience by providing DoorDash at least thirty (30) days advanced notice. AWS may also terminate the agreement for cause upon a material breach of the agreement, subject to AWS providing prior written notice and a 30-day cure period, and may in some cases terminate the agreement immediately for cause upon written notice. Even though DoorDash’s platform is entirely in the cloud, DoorDash believe that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. In the event that DoorDash’s agreement with AWS is terminated or DoorDash add additional cloud infrastructure service providers, DoorDash may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, DoorDash does not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to DoorDash’s business, financial condition, or results of operations over the longer term.

DoorDash relies on third-party background check providers to screen potential Dashers and if such providers fail to provide accurate information or DoorDash does not maintain business relationships with them, DoorDash’s business, financial condition, and results of operations could be adversely affected.

Where permitted under applicable law, DoorDash relies on third-party background check providers to provide the criminal and/or driving records of potential Dashers to help identify those that are not qualified to use DoorDash’s platform pursuant to applicable law or DoorDash’s internal standards, and DoorDash’s business may be adversely affected to the extent such providers do not meet their contractual obligations, DoorDash’s expectations, or the requirements of applicable law or regulations. If any of DoorDash’s third-party background check providers terminates its relationship with DoorDash or refuses to renew its agreement with DoorDash on commercially reasonable terms, DoorDash may need to find an alternate provider, and may not be able to secure similar terms or replace such partners in an acceptable timeframe. In certain jurisdictions, including the United States, DoorDash relies on a single third-party background check provider for these jurisdictions. If DoorDash cannot find alternate third-party background check providers on terms acceptable to DoorDash, it may not be able to timely onboard potential Dashers, and as a result, its platform may be less attractive to potential Dashers and DoorDash may have difficulty finding enough Dashers to meet consumer demand. Further, if the background checks conducted by the third-party background check providers are inaccurate or do not otherwise meet DoorDash’s expectations, unqualified Dashers may be permitted to make deliveries on DoorDash’s platform, and as a result, DoorDash may be unable to adequately protect or provide a safe environment for its merchants and consumers and qualified Dashers may be inadvertently excluded from DoorDash’s platform. For example, DoorDash had a Dasher who had a criminal conviction that should have excluded him from using DoorDash’s platform who was nonetheless cleared by one of the background check providers, and as a result, DoorDash allowed him to make deliveries on its platform and he was subsequently alleged to cause personal injury to a merchant on the platform. As a result of inaccurate background checks, DoorDash’s reputation and brand could be adversely affected and DoorDash could be subject to increased regulatory or litigation exposure. In addition, if a Dasher engages in criminal activity after the third-party background check has been conducted, DoorDash may not be informed of such criminal activity and this Dasher may be permitted to continue making deliveries on DoorDash’s platform. In addition, if the background checks conducted by DoorDash’s third-party background check providers do not meet the requirements under applicable laws and regulations, DoorDash could face legal liability or negative publicity.

DoorDash is also subject to a number of laws and regulations applicable to background checks for potential and existing Dashers that utilize DoorDash’s platform. If DoorDash or its third-party background check providers fail to comply with applicable laws, rules, and legislation, DoorDash’s reputation, business, financial condition, and results of operations could be adversely affected, and DoorDash could face legal action, including class, collective, or other representative actions. For example, DoorDash has faced non-material issues in the past, including lawsuits and demand letters, related to notice requirements around background checks. In addition, background check qualification processes may be limited in certain jurisdictions based on national and local laws, and DoorDash’s third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.

In jurisdictions where DoorDash’s industry does not have regulations establishing standards for background checks, DoorDash decides on the scope of its background checks and the cadence with which it conducts such background checks. By choosing background checks that are less thorough in scope than DoorDash is permitted to conduct under applicable law or regulation, or by failing to run additional background checks after Dashers are on-boarded, DoorDash may face negative publicity or become subject to litigation in the future.

Any negative publicity related to any of DoorDash’s third-party background check providers, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect DoorDash’s reputation and brand, and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash relies on third parties to provide some of the software for its platform. If such third parties interfere with the distribution of DoorDash’s platform or with DoorDash’s use of such software, DoorDash’s business would be adversely affected.

DoorDash relies upon certain third parties to provide software for its platform. For example, DoorDash uses Google Maps for the mapping function that is critical to the functionality of the platform, and accordingly, DoorDash does not control all mapping functions employed by its platform or Dashers using the platform, and it is possible that such mapping functions may not be reliable. From time to time DoorDash has had, and may in the future have, disputes with certain of its third-party software providers. If, in connection with such a dispute, a software provider terminates its relationship with DoorDash or otherwise limits the provision of their software to DoorDash, the availability or usage of DoorDash’s platform could be disrupted. If the third parties DoorDash relies upon cease to provide access to the third-party software that DoorDash and Dashers use, whether in connection with disputes or otherwise, do not provide access to such software on terms that DoorDash believes to be attractive or reasonable, or do not provide DoorDash with the most current version of such software, DoorDash may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect DoorDash’s business.

DoorDash depends on the interoperability of its platform across third-party applications and services that DoorDash do not control.

DoorDash has integrations with Stripe, Salesforce, Twilio, Wavefront, Snowflake, Olo, third-party offerings such as Google Maps and AWS, and a variety of other vendors. Third-party applications, products, and services are constantly evolving, and DoorDash may not be able to maintain or modify its platform to ensure its compatibility with third-party offerings following development changes. In addition, some of DoorDash’s competitors or merchants on DoorDash’s platform may take actions that disrupt the interoperability of the platform with their own products or services, or exert strong business influence on DoorDash’s ability to operate and distribute its platform, as well as on the terms under which DoorDash operates and distributes the platform. As the platform evolves, DoorDash expects the types and levels of competition it faces to increase. Should any of DoorDash’s competitors or merchants on its platform modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of DoorDash’s platform or is otherwise unsatisfactory to DoorDash or gives preferential treatment to its competitors’ products or services, DoorDash’s platform, business, financial condition, and results of operations could be adversely affected.

DoorDash relies primarily on third-party insurance policies to insure its operations-related risks. If DoorDash’s insurance coverage is insufficient for the needs of its business or the insurance providers are unable to meet their obligations, DoorDash may not be able to mitigate the risks facing its business, which could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash procures third-party insurance policies to cover various operations-related risks including auto liability, employment practices liability, workers’ compensation, business interruptions, cybersecurity and data breaches, crime, board members’ and officers’ liability, occupational accident liability for Dashers, and general business liabilities. For example, DoorDash provides auto liability insurance to Dashers, and any inability to obtain adequate insurance coverage on acceptable terms or at all could harm its business. For certain types of operations-related risks or future risks related to DoorDash’s new and evolving services, DoorDash may not be able to, or may choose not to, acquire insurance. In addition, DoorDash may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to DoorDash’s new and evolving services, and DoorDash may have to pay high premiums, self-insured retentions, or deductibles for the coverage DoorDash does obtain. Additionally, if any of DoorDash’s insurance providers becomes insolvent, it would be unable to pay any operations- related claims that DoorDash makes. Further, some of DoorDash’s agreements with merchants require that it procures certain types of insurance, and if DoorDash is unable to obtain and maintain such insurance, DoorDash would be in violation of the terms of these merchant agreements.

If the amount of one or more operations-related claims were to exceed DoorDash’s applicable aggregate coverage limits, DoorDash would bear the excess, in addition to amounts already incurred in connection with deductibles, self- insured retentions, or otherwise paid by DoorDash’s insurance subsidiary. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, DoorDash’s insurance and claims expense could increase, or DoorDash may decide to raise its deductibles or self-insured retentions when its policies are renewed or replaced. DoorDash’s business, financial condition, and results of operations could be adversely affected if (i) the cost per claim, premiums, or the number of claims significantly exceeds DoorDash’s historical experience and coverage limits, (ii) DoorDash experiences a claim in excess of the coverage limits, (iii) DoorDash’s insurance providers fail to pay on its insurance claims, (iv) DoorDash experiences a claim for which coverage is not provided or (v) the number of claims under DoorDash’s deductibles or self-insured retentions differs from historical averages.

DoorDash relies on mobile operating systems and application marketplaces to make its applications available to merchants, consumers, and Dashers. If DoorDash does not effectively operate with or receive favorable placements within such application marketplaces or if the mobile operating system providers make changes to their platforms that reduce the effectiveness of DoorDash’s advertising, DoorDash’s usage or brand recognition could decline and DoorDash’s business, financial results, and results of operations could be adversely affected.

DoorDash depends in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make DoorDash’s applications available to merchants, consumers, and Dashers that utilize DoorDash’s platform. Any changes in such systems and application marketplaces that degrade the functionality of DoorDash’s applications or give preferential treatment to DoorDash’s competitors’ applications could adversely affect DoorDash’s platform’s usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit DoorDash from making its applications available to merchants, consumers, and Dashers, make changes that degrade the functionality of DoorDash’s applications, increase the cost of using DoorDash’s applications, impose terms of use unsatisfactory to DoorDash, or modify their search or ratings algorithms in ways that are detrimental to DoorDash, or if its competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of DoorDash’s applications, DoorDash’s user growth could slow. DoorDash’s applications have experienced fluctuations in the past, and DoorDash anticipates similar fluctuations in the future. Any of the foregoing risks could adversely affect DoorDash’s business, financial condition, and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support DoorDash’s platform or effectively roll out updates to DoorDash’s applications. Additionally, in order to deliver high-quality applications, DoorDash needs to ensure that its platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. DoorDash may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If merchants, consumers, or Dashers that utilize DoorDash’s platform encounter any difficulty accessing or using DoorDash’s applications on their mobile devices or if DoorDash is unable to adapt to changes in popular mobile operating systems, DoorDash expects that its user growth and user engagement would be adversely affected.

In addition, mobile operating system and browser providers, such as Apple and Google, have announced changes as well as future plans to limit the ability of application developers like DoorDash to collect and use certain data about users of DoorDash’s platform, including merchants, consumers and Dashers. For example, Apple has imposed new requirements for consumer disclosures regarding privacy practices, and has implemented a new application tracking transparency framework that requires opt-in consent for certain types of tracking. These changes have, and DoorDash expects that these changes will continue to, negatively impact the effectiveness of its advertising and promotions because they will limit DoorDash’s visibility into the performance of specific advertising channels. If DoorDash is unable to mitigate the effects of these developments, it could experience a decline in the growth of new users as well as order rates from existing consumers on its platform, which would have an adverse effect on its business, financial condition and results of operations.

Internet search engines drive traffic to DoorDash’s platform and DoorDash’s new consumer growth could decline and its business, financial condition, and results of operations would be adversely affected if DoorDash fails to appear prominently in search results.

DoorDash’s success depends in part on its ability to attract consumers through unpaid Internet search results on search engines like Google, Yahoo!, and Bing. The number of consumers DoorDash attracts to its platform from search engines is due in large part to how and where its website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not under DoorDash’s direct control and may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to DoorDash’s website may not be prominent enough to drive traffic to the website, and DoorDash may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of DoorDash’s competitors. Search engines may also adopt a more aggressive auction-pricing system for keywords that would cause DoorDash to incur higher advertising costs or reduce DoorDash’s market visibility to prospective consumers. DoorDash’s website has experienced fluctuations in search result rankings in the past, and DoorDash anticipates similar fluctuations in the future. Any reduction in the number of consumers directed to DoorDash’s platform could adversely affect DoorDash’s business, financial condition, and results of operations.

Risks related to DoorDash’s intellectual property

Failure to adequately protect its intellectual property could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s business depends on its intellectual property, the protection of which is crucial to the success of the business. DoorDash relies on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect its intellectual property. In addition, DoorDash attempts to protect its intellectual property, technology, and confidential information by requiring its employees and consultants who develop intellectual property on its behalf to enter into confidentiality and invention assignment agreements, and third parties DoorDash shares information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of DoorDash’s confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of DoorDash’s confidential information or technology, or infringement of DoorDash’s intellectual property. Despite DoorDash’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of its platform or other software, technology, and functionality or obtain and use information that DoorDash considers proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain DoorDash’s intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, and legal or other methods of protecting this data may be inadequate. Also, applicable laws or regulations could force DoorDash to disclose its intellectual property, such as trade secrets and other proprietary information. For example, the City Council of New York passed a law effective in December 2021 that would require DoorDash to provide customer data, such as names, phone numbers, emails and delivery addresses, to restaurants merchants for orders on DoorDash’s platform in New York City, unless a customer opts out. DoorDash has filed a lawsuit challenging this law, and New York City has agreed not to enforce the law against DoorDash during the pendency of the litigation. If the lawsuit is not successful, complying with this law could have an adverse effect on DoorDash’s intellectual property or result in harm to DoorDash’s reputation or brand.

DoorDash has registered, among other trademarks, the term “DoorDash” in the United States, Canada, and other jurisdictions. Competitors have and may continue to adopt service names similar to those of DoorDash, thereby harming DoorDash’s ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to DoorDash’s trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce DoorDash’s intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, DoorDash may not timely or successfully apply for a patent or register its trademarks or otherwise secure its intellectual property. DoorDash’s efforts to protect, maintain, or enforce its proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect DoorDash’s business, financial condition, and results of operations.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect DoorDash’s business, financial condition, results of operations, and reputation.

DoorDash operates in an industry with frequent intellectual property litigation. Other parties have asserted, and in the future may assert, that DoorDash has infringed their intellectual property rights. DoorDash could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

Further, DoorDash cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect DoorDash’s business, financial condition, and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in DoorDash’s favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require DoorDash to pay damages, potentially including treble damages and attorneys’ fees if DoorDash is found to have willfully infringed a party’s patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign DoorDash’s offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to DoorDash, or at all. In any event, DoorDash may need to license intellectual property which would require DoorDash to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in DoorDash’s favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect DoorDash’s business, reputation, financial condition, and results of operations.

DoorDash may be unable to continue to use the domain names that it uses in its business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of DoorDash’s brand, trademarks, or service marks.

DoorDash has registered domain names that it uses in, or are related to, its business, most importantly www.doordash.com. If DoorDash loses the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, DoorDash may be forced to market its offerings under a new domain name, which could cause DoorDash substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. DoorDash may not be able to obtain preferred domain names outside the United States due to a variety of reasons. In addition, DoorDash’s competitors and others could attempt to capitalize on DoorDash’s brand recognition by using domain names similar to those of DoorDash. DoorDash may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of its brand or its trademarks or service marks. Protecting, maintaining, and enforcing rights in DoorDash’s domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict DoorDash’s ability to provide its platform.

DoorDash’s platform contains software modules licensed to DoorDash by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise DoorDash’s platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that DoorDash makes available source code for modifications or derivative works DoorDash creates based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to DoorDash’s intellectual property. If DoorDash combines its proprietary software with open source software in a certain manner, DoorDash could, under certain open source licenses, be required to release the source code of DoorDash’s proprietary software under the terms of an open source software license. This could enable DoorDash’s competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of DoorDash’s competitive advantages. Alternatively, to avoid the release of the affected portions of its source code, DoorDash could be required to purchase additional licenses, expend substantial time, and resources to re-engineer some or all of its software or cease use or distribution of some or all of its software until DoorDash can adequately address the concerns.

Although DoorDash has certain policies and procedures in place to monitor its use of open source software that are designed to avoid subjecting DoorDash’s platform to conditions DoorDash does not intend, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on DoorDash’s ability to provide or distribute its platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, DoorDash could be subject to lawsuits by parties claiming ownership of what DoorDash believes to be open source software. If DoorDash is held to have breached or failed to fully comply with all the terms and conditions of an open source software license, DoorDash could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing its platform on terms that are not economically feasible, to re-engineer the platform, to discontinue or delay the provision of the platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, DoorDash’s proprietary code, any of which could adversely affect DoorDash’s business, financial condition, and results of operations.

Risks related to DoorDash’s indebtedness and liquidity

DoorDash may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, DoorDash has financed its operations primarily through equity issuances and cash generated from DoorDash’s operations. To support the growing business and to effectively compete, DoorDash must have sufficient capital to continue to make significant investments in its platform. DoorDash intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance its existing platform, improve its operating infrastructure, or acquire complementary businesses and technologies. DoorDash believes its working capital will be sufficient to meet its anticipated operating cash needs for at least the next 12 months. From time to time, DoorDash may seek additional equity or debt financing to fund capital expenditures, strategic initiatives or investments and its ongoing operations. If DoorDash raises additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, its existing stockholders could suffer significant dilution, and any new securities DoorDash issues could have rights, preferences, and privileges superior to those of holders of DoorDash’s Class A common stock. DoorDash evaluates financing opportunities from time to time, and DoorDash’s ability to obtain financing will depend, among other things, on DoorDash’s development efforts, business plans, and operating performance and the condition of the capital markets at the time it seeks financing. DoorDash may not be able to obtain additional financing on terms favorable to DoorDash, if at all. If DoorDash is unable to obtain adequate financing or financing on terms satisfactory to DoorDash when DoorDash requires it, DoorDash’s ability to continue to support its business growth and to respond to business challenges could be impaired, and DoorDash’s business, financial condition, and results of operations may be adversely affected.

DoorDash’s revolving credit facility contains financial covenants and other restrictions on DoorDash’s actions that may limit its operational flexibility or otherwise adversely affect DoorDash’s results of operations.

The terms of DoorDash’s USD 300 million revolving credit facility includes a number of covenants that limit DoorDash’s ability and its subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of DoorDash’s assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates. The terms of the revolving credit facility may restrict DoorDash’s current and future operations and could adversely affect DoorDash’s ability to finance its future operations or capital needs. In addition, complying with these covenants may make it more difficult for DoorDash to successfully execute its business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions.

A failure by DoorDash to comply with the covenants or payment requirements specified in DoorDash’s credit agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under the revolving credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable.

If the debt under the revolving credit facility were to be accelerated, DoorDash may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect DoorDash’s business, cash flows, results of operations, and financial condition. Even if DoorDash was able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to DoorDash. As of September 30, 2021, there were no amounts outstanding under the revolving credit facility.

For additional information on DoorDash’s revolving credit facility, see the section titled “Information about DoorDash – Business of DoorDash – Material agreements – Bank commitments and letters of credit” of this Prospectus.

Risks related to Wolt’s business, operations, and legal and regulatory environment

DoorDash and Wolt operate in similar businesses and many of the risks affecting their business and operations are common to both companies. As such, the risks described under the sections titled “– Risks related to DoorDash’s business and operations”, “– Risks related to DoorDash’s legal and regulatory environment”, “– Risks related to DoorDash’s dependence on third parties”, “– Risks related to DoorDash’s intellectual property” and “– Risks related to DoorDash’s indebtedness and liquidity” of this Prospectus, in so far as describing general dynamics and events, also apply to Wolt and its business and the below risk factors should therefore not be read in isolation but in conjunction with the risk factors referred to in the said sections.

Wolt may not be able to establish, maintain or expand its market positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition.

The online delivery logistics platform industry, including online food delivery logistics platforms as well as other rapid delivery logistics services are highly competitive and prone to rapid changes. Wolt has also been expanding from food delivery logistics to facilitating the delivery of retail items as well as groceries. The industries in which Wolt operates are highly competitive, and include well-funded participants that may compete at price points that are difficult to match profitably. Wolt currently faces competition in the jurisdictions in which it operates from other online food delivery logistics marketplaces as well as independent restaurants and regional and national chain restaurants, including those that offer their own online ordering services, delivery logistics services and/or their own mobile applications. Wolt faces competition from a number of companies in the markets where it operates. Such competitors may operate in multiple countries, be localized within a country or in a certain geographic area within a certain country. The vast majority of restaurants or retail merchants that participate on Wolt’s platform can simultaneously work with or switch to one or more of their competitors or use their own online ordering services, delivery logistics services and/or mobile applications, which may result in fewer consumers ordering from such restaurants or other merchants via Wolt’s platforms.

In the facilitation of grocery delivery logistics segment, Wolt competes with established grocery chains that have large bargaining power and established connections with suppliers, including their own delivery fleets or operations with third parties. The competitive landscape in each particular jurisdiction in which Wolt operates is likely to change over time, including due to consolidation among existing competitors or the emergence of new market entrants and technological developments and innovation by competitors. The establishment of contracts with a sufficiently large number of partners is crucial in providing a competitive service for the users of Wolt’s platform. Should Wolt fail in acquiring a sufficient number of partners to participate on its platform, or lose existing partners, this can have an adverse effect on the competitiveness of the Wolt platform. Wolt’s competitiveness is also dependent on having a sufficient number of couriers in various areas where it operates. Should Wolt fail to recruit, onboard and retain couriers for any reason, this can have an adverse effect on the competitiveness of the Wolt services.

Larger competitors, including those formed as a result of consolidation or new market entrants, particularly if they have greater financial resources, could undertake extensive marketing campaigns aimed at increasing consumers’ awareness, website visits, mobile application downloads and orders through such competitors’ online platforms, which may compel Wolt to increase its own marketing expenditures in order to maintain its market share, or could lead to it losing market share. Increased competition by larger competitors could also adversely impact Wolt to the extent that it results in downward pressure on the commission rates that it is able to charge restaurants or other merchants and/or the fees that it is able to charge consumers.

In particular, Wolt may be forced to compete with companies with significantly greater financial resources or infrastructure. This may include large data or mobile services providers, such as Google, logistical, delivery or transportation companies, such as Uber, online grocery retailers, or other large technology companies, retailers or supermarket chains, if and to the extent that such companies choose to compete actively in, or devote substantial additional financial resources to, the sectors and markets in which Wolt operates. This competition may require further investments to increase Wolt’s competitiveness. Additional investments may however put pressure on profitability, and there can be no assurance that such investments would produce the desired outcome. Should Wolt not be able to develop its offering and operating model to respond to the changing competitive landscape, competitors may be able to react faster or more efficiently to changing technologies and customer preferences, and may consequently be able to provide services more efficiently and on more attractive terms to merchants, couriers and/or customers.

In addition to the risk of competition from new entrants or existing online delivery logistics marketplaces, the success of different current or emerging business models in the online delivery logistics platform and pick-up logistics industry, such as delivery logistics companies (that is, companies that partner with merchants to provide logistics and facilitate the delivery of food or other items on their behalf) might attract and retain current or potential consumers of Wolt’s services, which could result in the loss of existing Wolt users and/or additional challenges in attracting new users to the platform. For example, in certain of the jurisdictions in which Wolt operates, competition is fierce as on-demand delivery logistics service companies are active. Such delivery logistics services companies can connect consumers to delivery personnel who are able to pick up and deliver a potentially broad range of food and other products and services as requested by the consumer at increasing speed, which may be difficult to meet profitably or with current business models. If Wolt is not able to successfully adapt to increased competitive pressure, this may materially erode Wolt’s existing market share and negatively impact Wolt’s revenue. Wolt’s international operations subject it to additional risks that can adversely affect Wolt’s business, results of operations and financial condition.

Wolt’s international operations subject it to additional risks that can adversely affect Wolt’s business, results of operations and financial condition.

Wolt has international operations and is continuing to expand as part of its growth strategy. Wolt’s current international operations and its plans to expand its international operations could subject Wolt to a number of risks, including:

•	increased management, travel, infrastructure, and legal compliance costs associated with having multiple international operations;

•	unique terms and conditions in contract negotiations imposed by clients in foreign countries;

•	longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

•	the need to localize services for international clients;

•	changes in foreign regulatory requirements;

•	increased exposure to fluctuations in currency exchange rates and tied-up cash funds;

•	highly inflationary international economies;

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operational issues including, among others, issues in timing and appropriate expedience in hiring key management and employees as well as onboarding couriers, arrangements with fleet companies, acquiring office locations, establishing appropriate local financing arrangements, accounting systems and finding suppliers and business partners such as banks to facilitate the operations;

•	the burdens and costs of complying with a wide variety of foreign laws and legal standards relating to data security and protection of personal information, including the GDPR;

•	compliance with anti-corruption regulations, particularly in emerging market countries;

•	compliance by international staff with accounting practices, including adherence to Wolt’s accounting policies and internal controls;

•	increased financial accounting and reporting burdens and complexities;

•	weaker protection of intellectual property rights in some countries;

•	multiple and possibly overlapping tax regimes;

•	the application of the respective local laws and regulations to Wolt’s business in each of the jurisdictions in which it operates;

•	disruption to Wolt’s operations caused by epidemics or pandemics, such as COVID-19; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

As Wolt continues to expand its business globally, its success will depend, in large part, on its ability to anticipate and effectively manage these and other risks associated with its international operations. Any of these risks could harm Wolt’s international operations and reduce its international sales, adversely affecting Wolt’s business, results of operations, financial condition, and growth prospects.

Wolt is a multinational company faced with increasingly complex tax issues in many jurisdictions, and Wolt could be obligated to pay additional taxes in various jurisdictions.

As a multinational company, Wolt will continue to be subject to taxation in several jurisdictions worldwide with increasingly complex tax laws, the application and interpretation of which can be uncertain.

Wolt also operates in jurisdictions that impose transfer pricing regulations, and any failure to comply with such regulations could materially and adversely affect Wolt’s profitability. Transfer pricing regulations require Wolt to conduct any intra-group transactions on an arm’s length basis and provide sufficient documentation thereof in accordance with applicable rules in relevant jurisdictions. Wolt may consequently be exposed to transfer pricing risks, as authorities may question the conformance with regulations of the transfer pricing rules Wolt applies in its operations.

Unforeseen tax-related costs may also arise from protectionist government policies resulting in sudden changes to tax laws or interpretations concerning the operations of foreign companies or their local subsidiaries. Such new policies, or even existing regulations and interpretations, by tax authorities in different jurisdictions may also result in conflicting interpretations, and could increase the risk of double taxation of income as well as potentially costly disputes with authorities concerning the actual tax liabilities of Wolt or its subsidiaries. The amount of taxes Wolt pays in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on Wolt’s liquidity and results of operations. In addition, the authorities in these jurisdictions could review Wolt’s tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to Wolt or its subsidiaries or assert that benefits of tax treaties are not available to Wolt or its subsidiaries, any of which could have a material impact on Wolt and the results of its operations.

Wolt’s business could be affected by litigation, government investigations and enforcement actions.

Wolt operates in many jurisdictions and could be subject to litigation, government investigation and enforcement actions on a variety of matters, including, without limitation, intellectual property, regulatory, false claims, privacy, anti-bribery, securities, commercial, employment (including claims for worker or employment status), occupational health and safety, competition and antitrust as well as other claims and legal proceedings which may arise from conducting Wolt’s business. Legal proceedings, government investigations and enforcement actions can be expensive and time consuming. An adverse outcome could result in significant liabilities, damages awards, fines, penalties, injunctive relief, reputational damage and modifications of Wolt’s business practices, which could have a material adverse effect on Wolt’s business and results of operations.

Wolt’s ability to comply with existing laws and regulations applicable to its business across the multiple jurisdictions in which it operates and to predict and adapt to changes in those jurisdictions, is important to its success, particularly potential future expansion plans, which may include entries into new geographic markets or new business areas in existing or new geographic markets. Any uncertainty or changes in applicable laws or regulations, in particular in relation to payment services, competition, the internet, e-commerce, consumer protection, food safety, working hours and other labor and employment regulations, health and safety, contracted courier-related topics, cookies, privacy, processing of personal data, electronic marketing, platform regulation and legislation or rules relating to the right to be forgotten, or the takeaway restaurant or general online delivery logistics platform industry specifically, in one or more of the markets in which Wolt operates, could have a material adverse effect on Wolt’s reputation, business, results of operations, financial condition and/or prospects. For additional information, please see the section titled “ – Risks Related to the Transaction – Wolt is subject to numerous legal and regulatory regimes and the combined business could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which it operates.” of this Prospectus.

If Wolt does not continue to innovate and successfully implement its innovations or otherwise meet consumer and partner expectations, it may not remain competitive and its business and results of operations could suffer.

Wolt’s success depends on the quality and user-friendliness of its websites and mobile applications and the quality of its back-end technology infrastructure. To remain competitive, Wolt will need to continuously enhance and improve the functionality and features of its websites and mobile applications to maintain a convenient, efficient and reliable user experience for consumers, merchants and couriers. Wolt may be unable to keep pace with developments in its websites and mobile applications or its back-end technology infrastructure and other trends or disruptive innovations in the e-commerce industry relative to their competitors, such as the development of predictive software or variants of artificial intelligence. For example, Wolt may not sufficiently develop or assess consumer behavior analysis or identify emerging consumer trends, such as the potentially higher adoption of subscription-based customer relations involving recurring orders. Any such failure may lead to Wolt losing market share to its competitors to the extent that its competitors roll out more popular websites and/or mobile applications and software more consistently, with better quality or stability, or more quickly, than Wolt.

In addition, Wolt may fail to adequately manage and execute other opportunities for innovation. Any failure to keep pace with technological developments could affect the ability of Wolt to retain consumers, merchants and couriers and have a material adverse effect on the pursuit of its strategic goals, as well as on their business, results of operations, financial condition and/or prospects.

Wolt’s success depends on its reputation and the reputation and consumer awareness of its brand, which may be negatively impacted by negative publicity relating to Wolt, the restaurants on its platform or the online delivery logistics platform industry in general.

Wolt’s brand is a key part of its value proposition relative to actual and potential competitors, and therefore, any failure to maintain brand appeal is a potential business threat. Wolt’s brand could suffer as a result of a range of events beyond Wolt’s control, such as a food poisoning incident (including as a result of non-compliance with local food hygiene standards) or an allergic reaction involving one or more of the merchants on its platform (whether or not the food was ordered via its platform), violation of food safety rules by merchants on its platform, failure by merchants on its platform to comply with the EU and other regional, national or local food information regulations, to the extent applicable, other health scares involving merchants generally, data breaches, allegations of unlawful or unethical behavior, demonstrations by merchants or courier partners, traffic accidents caused by, or involving, couriers associated with Wolt, death or serious injury involving a courier partner or any party associated with Wolt, whether or not employed or engaged by Wolt, or other misconduct or allegations of misconduct by persons associated with items or merchandise bearing Wolt’s brand. The risk of reputational damage due to the misconduct of individuals is increased by Wolt’s expansion of its own complementary online delivery logistics platform.

In addition, Wolt’s operations depend on various third parties to provide services, in particular telecommunications, internet and cloud providers, as well as banks and payment service providers used by Wolt and its consumers. Notwithstanding the measures designed into Wolt’s operational systems, there remains a risk that potential system outages or cyber-attacks may affect the operation of telecommunications, cloud or internet services, as well as any unannounced action by telecommunications, cloud or internet service providers. As consumers and merchants may attribute any performance failure or payment problem relating to a food delivery order to Wolt, regardless of the cause of the failure or problem, Wolt’s value proposition could be adversely affected. In addition, delays in deliveries by merchants, or Wolt’s inability to offer a uniform online delivery logistics services experience, could adversely affect perceptions of its value proposition.

Negative publicity as a result of any of the foregoing could have a material adverse effect on Wolt’s reputation and the reputation of its brand and thereby on its business, results of operations, financial condition and/or prospects. This risk is heightened by the fact that Wolt operates in an industry that is impacted by dynamic social change and public expectation, such as food safety, allergens and workers’ rights. The effect of negative publicity could be exacerbated to the extent dissatisfaction with or complaints concerning Wolt are disseminated via social media due to its immediacy and accessibility as a means of communication. Any such complaints or expressions of dissatisfaction, even if ultimately concluded to be unfounded or if successfully resolved without direct adverse financial effect, could still result in a material adverse effect on Wolt’s brand and reputation and thereby on its business, results of operations, financial condition and/or prospects.

Any disruptions to Wolt’s IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which it depends, may adversely affect its performance.

There is no assurance that the IT systems underlying Wolt’s platform will not temporarily fail. Any failure of, or disruptions to, such IT systems may adversely affect Wolt’s performance. For instance, during 2021, Wolt experienced several outages in its applications that impacted the availability of Wolt’s services, including a critical outage in September 2021 that resulted in the unavailability of virtually all of Wolt’s services for several hours. All applications and digital services are prone to outages and Wolt cannot guarantee that Wolt’s applications and services will be free from similar incidents going forward. Wolt’s rapid growth and entry into new business areas may increase the risk of such outages. Any system outages affecting the operation of telecommunications or the internet may restrict the ability of consumers to access Wolt’s platform or merchants and Wolt’s ability to receive and process orders. Any failures in services provided by Wolt or third-party telecommunications providers, co-location providers, internet service providers or cloud and payment services providers could adversely affect Wolt’s business, results of operations, financial condition and/or prospects. Moreover, if a third-party provider, does not perform adequately, terminates its relationship with Wolt or refuses to renew its agreement with Wolt on commercially reasonable terms, Wolt may have difficulty finding an alternate provider on similar terms and in an acceptable timeframe, as a consequence of which its costs may increase and its business and results of operations could be harmed.

Wolt relies on several commercial third-party devices to connect merchants to its platform. These devices provide the interface for merchants to receive, fulfill or reject orders. Whilst Wolt continues to mitigate risks through a greater diversity in merchant connectivity options, there remains a risk that a significant supply chain issue could impact business performance in the territories where those devices are deployed. Should devices develop significant hardware or software-related issues or failures, this could similarly impact supply levels as inventories are consumed above forecast levels and, in the case that adjustment to demand requires several months of lead time. If information security controls were to be circumvented and the devices’ central management systems were subject to a security breach, a group population of merchants could simultaneously be disrupted.

Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect Wolt’s reputation, business operations and/or financial performance.

Like all online services, Wolt’s platform is vulnerable to computer viruses, break-ins, phishing attacks, ransomware attacks, attempts to overload their servers with distributed denial-of-service attacks, leaks due to technical or human errors, credential stuffing attacks, misappropriation of data through website scraping or other attacks or similar disruptions from unauthorized use of its computer systems by any party, including any external or internal party for reasons including, for example, accidental or intentional sabotage. Despite Wolt’s resilience and disaster recovery procedures, the occurrence of any of the foregoing with respect to Wolt’s platform or any third-party service providers which Wolt currently or in the future relies upon could lead to interruptions, delays or website shutdowns, potentially causing lost business, temporary inaccessibility of critical data, or account details, including personal data, being stolen or released. The coverage under Wolt’s insurance policies may not be adequate to reimburse it for losses caused by security incidents, or other adverse consequences related to a security incident. Security incidents could have a material adverse impact on the respective reputation, business operations, or financial performance of Wolt. While Wolt commits considerable resources to continually enhance the security of its systems, such efforts may not be sufficient.

Compromised security measures and performance or security failures of Wolt’s services or of third-party service providers’ services which Wolt currently or in the future relies upon may adversely affect Wolt’s competitive position, relationships with merchants, restaurants, consumers and suppliers, and therefore, its business, results of operations, financial condition and/or prospects, as merchants, restaurants, consumers and suppliers may lose confidence in its reliability, and consumers may be inclined to use a competitor or alternative means.

Wolt’s entry into new business areas or markets may not be successful and may expose Wolt to additional risks and uncertainties.

The growth that Wolt has experienced, and any future growth following completion of the Transaction, may pose various challenges to Wolt, such as finding suitable personnel on every operational level, including qualified managers, software engineers, designers, IT personnel, customer services employees, support function employees and sales agents. Wolt may not be able to scale and adapt its existing technology and network infrastructure as its businesses grow. Any failure by Wolt to expand its operations and staff successfully may have an adverse effect on its reputation, business and/or results of operations.

Where Wolt grows its operations by expanding its business into new markets or offering new services, it may not be able to do this in a cost-effective and/or timely manner. New business endeavors launched or expanded may not be favorably received by corporate customers, consumers, merchants, governments or regulators as well as by any partners that Wolt relies on in its operations such as service providers, banks and insurance companies, or may not become profitable to the extent planned or at all. In addition, entering into new geographical markets, or growing the business in existing markets may prove more costly or time-consuming than expected, and consumers, restaurants and merchants in such markets may be less receptive to Wolt’s value proposition than anticipated based on their expectations from, and experience in, its other markets. The entry into new markets and geographical regions also exposes Wolt to additional regulatory, integrity, financial, compliance, currency and geopolitical risks, including corruption, favoring of domestic parties, nepotism, bribery, money laundering and terrorism financing, political instability, and conflicts with or between countries in certain regions, as well as operational risks for the expansion for instance in establishing the operations successfully or at all, for instance through finding premises in a timely manner. Especially the Wolt Market grocery store expansion is dependent on securing appropriate locations and timely hiring of employees.

For example, the recent civil unrest in Kazakhstan required Wolt to temporarily suspend its business operations in the country due to safety and security concerns, as well as unavailability of and significant disruptions to internet service. While Wolt has been able to resume business operations, such events may occur also in the future in Kazakhstan or other countries or areas leading to similar disruptions or even exit from a country or area.

Any such expansion of Wolt’s operations may also require significant additional investment, together with operations and resources, which may strain their management, personnel, financial and operational resources. The lack of market acceptance of such efforts or Wolt’s inability to generate sufficient revenue from such expanded services, products or operations to offset their costs could have a material adverse effect on its business, results of operations, financial condition and/or prospects.

Wolt faces certain risks in expanding its grocery and other retail business plans with third-party merchants as well as and in connection with, and as a result of, its self-operated grocery stores under Wolt Market business.

Recently, Wolt has made substantial investments into expanding its own Wolt Market dark store grocery chain business, which fulfils orders but does not enable customers to shop on-premises, and expanding in and into new countries and locations and thereby investing in its own online delivery logistics services businesses, including through managing the relevant supply chain for groceries, establishing supply-related contractual partnerships, leasing premises, hiring personnel, and rolling out its technologies and processes. Wolt also plans to continue to invest in such businesses in the future. The maintenance and expansion of the Wolt Market business requires significant investments, and there is no assurance that the investments will result in the business plans being realized in a timely manner, or at all.

Wolt’s roll-out of its self-operated grocery stores and related investments has necessitated significant supply chain and people-related costs, as a food delivery logistics business model structurally requires significant investments to ensure reliable supply chains, real estate locations in the vicinity of city centers and logistics (including the maintenance of a cold chain due to food safety and hygiene reasons), as well as sufficient related delivery logistics services. Such costs include those related to supply chain and inventory management, relevant software for managing such operations, personnel costs, leasing premises as well as any changes needed to tailor any of Wolt’s applications or software assets. In addition to Wolt Market, Wolt also cooperates with third-party retail stores to facilitate deliveries of groceries and other items. Wolt may not be able to charge commission rates or customer delivery charges, as applicable, in all of their markets at a level that would make working with third parties or the operation of Wolt’s self-operated grocery stores profitable, particularly given increasing competition and the possibility of changing consumer preferences. Furthermore, it is also possible that Wolt may not be able to generate a sufficient number of orders to optimize the utilization rates of couriers or real estate, which is necessary to make grocery- and retail-related delivery logistics services profitable, both in cooperation with third parties and on a self-operated basis. As a result, Wolt’s food delivery logistics services may not reach its profitability targets in the planned time frame or at all. Expansion may also result in the diversion of management’s attention from other issues as well as the diversion of resources from support functions, leading to adverse developments for Wolt in general.

Due to increasing online penetration and the pace of growth of online food ordering and courier churn, Wolt seeks to find enough potential couriers to ensure that it is able to respond to all online orders from its consumers in a timely manner. Wolt may not be able to onboard a sufficient number of couriers for various reasons, including competition for the services of such couriers by other delivery logistics services (which could be intensified by other cost-sensitive factors, such as the risk of monthly minimum hour requirements or an increase in the average tenure of couriers), growth in a perception that employment as a courier is unattractive due to the risk of involvement in traffic accidents which arises from operating in congested urban areas with intense traffic, as well as labor law-related restrictions applicable in certain jurisdictions (for example, on the number of hours that couriers can work in a single day or during consecutive days). In addition, irrespective of Wolt’s efforts to maintain the satisfaction of its employees and independent contractors (including that of their couriers), the risk of conflicts arising with employees and independent contractors and the emergence of other labor-related disputes has increased, since working conditions in the food industry, particularly in the food delivery logistics business, have come to the attention of labor unions in recent times.

A number of factors contribute to other uncertainties related to the grocery- and retail-related delivery logistics businesses, which will continue to be relevant to Wolt. The factors which could impact overall profitability and sustainability of a food delivery logistics business in a given market include: the extent to which consumers favor restaurants or other merchants that deliver themselves, as opposed to restaurants or other merchants for which Wolt facilitates the delivery, the degree to which logistical processes can be optimized, the extent to which efficiencies can be achieved in areas where merchant, courier and customer demand densities are sub-optimal, external conditions affecting the pricing of couriers, merchant commissions and delivery fees, and the need to develop solutions in new markets which exhibit different supply, demand and regulatory conditions. Activities related to and the expansion of the Wolt Market business may not be viewed favorably by all current or potential partners. This may reduce the appeal of the Wolt platform for certain grocery stores or other merchants, or may subject Wolt to regulatory challenges which could limit Wolt’s ability to conduct the business in alignment with its business plans.

Other operational risks, including potential accidents caused by or involving couriers or the failure to facilitate the delivery of products on time or at all (due to factors such as traffic or technology failure), may impact Wolt’s appeal or result in liabilities, which in turn may negatively affect revenues and/or its reputation.

The materialization of the risks described above could have a material adverse effect on Wolt’s business, reputation, financial condition, results of operations and/or prospects.

Wolt may face certain risks in connection with potential software failures in its merchant management system which facilitate the receiving and processing of online orders.

Wolt’s services and Wolt’s ability to retain existing, and to attract new, customers and merchant partners depend on the successful integration of Wolt’s technology and systems into various third-party systems and platforms such as websites, point of sale systems, online payment gateways and other merchant systems that Wolt does not control, which facilitate the receiving and processing of online orders by merchants on Wolt’s platform. Any failure by Wolt to understand and manage its exposure to the risks associated with the use of third-party technology and services (such as the risk of misuse of confidential or proprietary information or the exposure to cybersecurity risk) could adversely impact Wolt’s business operations and profitability. Additionally, issues in integration could lead to issues or failures in onboarding partners or loss of existing partners as well as reduced sales. As these systems and platforms are regularly updated, it is possible that when such updates occur it could cause Wolt’s services to not operate as efficiently as they previously had or at all. Any changes in these systems that degrade the functionality of Wolt’s services or give preferential treatment to competitive services may impose additional costs or requirements on Wolt and could adversely affect usage of Wolt’s services. Wolt’s success partly depends on its ability to offer services and systems that remain current with the continuing changes in technology, evolving industry standards and changing consumer preferences. If Wolt is not successful in addressing these changes in technology in a timely manner, there may be reduced demand for Wolt’s services and merchants, restaurants and customers may choose to utilize services of Wolt’s competitors instead, which would adversely impact the competitiveness and, consequently, the results of operations and profitability of Wolt. Additionally, in the event of any software failure in any of these merchant management systems, the ability of Wolt to service the merchants in its existing networks and expand its networks of merchants may be materially adversely affected. There can be no guarantee that efforts to improve disaster recovery so as to reduce this risk will reduce or eliminate the risk of software failures.

Wolt may be adversely affected by changes in internet search engines’ algorithms or terms of service causing its website to be excluded from or ranked lower in organic search results.

Wolt’s success depends on potential and existing consumers’ ability to search for and find its online platform. Returning and new consumers often rely on online search engines, such as Google, Yahoo and Bing, when contemplating ordering food delivery online. Therefore, higher rankings in such search engines generally result in higher visibility, more visits to Wolt’s website and mobile application downloads, and consequently more orders. Search engines often modify the algorithms and ranking criteria that produce search results and, as a result, may adversely affect the algorithmic placement of links, both purchased and otherwise, of Wolt’s website. Any failure to appear prominently in search results, either due to a change of a search engine’s algorithms or their terms of service, which in turn affect the success of Wolt’s initiatives, could reduce the amount of traffic to its online delivery logistics platform and thereby harm its businesses and operations.

Furthermore, Wolt may use various marketing efforts, including those related to search engine marketing or pay-per-click marketing or other media or online marketing. In general, pricing for pay-per-click marketing is dynamic and depends on bidding on a keyword-by-keyword, or keyword group, basis. The cost per acquisition for Wolt may be influenced by competition or by changes to search engines’ terms of service with regard to pricing of pay-per-click campaigns. This will especially be the case if Wolt’s competitors in a given market have greater financial resources and, hence, can outspend Wolt in pay-per-click marketing or other marketing efforts or campaigns.

Wolt’s operations are affected by issues with reliance on partners and weather conditions, which cause fluctuations in demand or issues with the equipment and gear used by couriers.

Wolt’s business depends to a high degree on consumer behavior with regard to using online delivery logistics platforms and availability of couriers. Unexpected weather patterns may affect demand for Wolt’s online delivery logistics services at any time throughout the year or the availability of couriers. While colder, rainy or otherwise more inclement weather typically increases orders (although, particularly harsh weather may hinder or preclude the ability for delivery to take place, for instance due to adverse weather or traffic conditions or availability of couriers), warmer or sunnier weather typically decreases orders. If there are adverse weather conditions or any significant or material periods that are sunnier and/or warmer than historically normal for that period of the year, that could have a material adverse effect on Wolt’s business, results of operations and/or financial condition.

Wolt relies on various partners in its operations, including courier partners, fleet partners with a fleet of employed and/or self-employed couriers, suppliers, subcontractors, gear manufacturers, advertisers, as well as IT and other service providers. If any of Wolt’s partners fail to perform as expected or if Wolt is unable to establish appropriate partnerships at reasonable terms, this may have an adverse effect on Wolt and its operations. Any adverse contractual terms or disputes with any partners could cause operational issues and result in significant costs due to, for example, contractual penalties and/or costs related to legal proceedings. Any failure, whether simply alleged or actual, associated with Wolt with respect to the maintenance of high standards of ethics and compliance, the prevention of corruption and unsound business practices and the implementation of appropriate health and safety standards, or any other issues with regulatory compliance, could result in significant reputational damage to Wolt. Additionally, civil unrest, geopolitical issues, pandemic events or other disruptions affecting certain regions, import regulations, global freight and supply chains as well as similar issues may cause a disruption in Wolt’s operations. Such effects may be more pronounced for certain suppliers (e.g. due to their geographic concentration).

Couriers generally have the option to select the appropriate gear or delivery-related equipment that they use. This includes cold- or heated-delivery equipment, whether their own, equipment obtained through Wolt competitors or through Wolt itself. Issues with such gear may cause reputational damage or lead to claims against Wolt for various issues, including food quality or safety. Additionally, if such gear is obtained through Wolt, any issues with the quality of such gear or its adherence to relevant safety or other standards could lead to claims against Wolt or investigations that may result in penalties or fines. As Wolt purchases the gear that it provides for its couriers from various partners, it may be at risk of third-party claims for infringement of intellectual property or other rights.

Wolt is exposed to risk relating to the receipt and processing of online payments and the collection of commissions arising from cash payments.

Wolt depends on third parties, in particular their payment service provider partners and their consumers’ and their own banks, in order to offer online payment options to consumers and to provide payment processing services. Any third party’s unwillingness or inability to provide payment processing services for debit, credit card or other payments may disrupt Wolt’s operations and harm its reputation. In addition, Wolt’s results of operations may be adversely affected if banks or payment service providers introduce new terms and conditions that cannot be sustained, or costs that cannot be passed on to consumers. Wolt also provides certain payment services through a Finnish subsidiary holding a payment institution license. Any failure by this subsidiary to process payments appropriately or in a timely manner may result in loss of business or other damages to merchant partners, which may in turn result in claims against Wolt, as well as additional reputational harm by failures directly associated with the Wolt brand through the subsidiary.

Cash payment is used as market practice in various countries. Facilitating cash payments may be operationally difficult to implement, and significant cash holdings entail a risk that a certain portion of the cash payments may be lost, misplaced or stolen. Payment-related regulations may increase the operational costs of Wolt in implementing payment related mechanisms in the countries where it operates, and regulatory differences between various jurisdictions may result in increased costs, for instance due to issues in implementing scalable solutions. Furthermore, robust controls are required to ensure that Wolt does not facilitate or act as an inadvertent accomplice in any money laundering by offering cash as a payment option, and any failure in maintaining or enforcing such controls could have an adverse effect on Wolt, including due to fines, penalties, reputational damage, the loss of business or resulting decisions to exit a certain region or business.

With regard to credit card payments, Wolt faces an additional payment collection risk. As Wolt collects the full merchandise value of each order paid via an online payment on behalf of the relevant merchant, it may have to bear financial risks related to credit card fraud. Any widespread occurrence of credit card fraud could materially impact Wolt’s profitability. All payment and cash collection systems are vulnerable to breaches or uses in illegal activity such as money laundering. Should Wolt’s efforts fail to prevent breaches or uses of Wolt services for illegal activities including, among others, money laundering, this may result in significant damages, including additional compliance costs, fines or penalties as well as reputational damage.

Wolt is affected by economic conditions across the various markets in which it operates or will operate.

A deterioration in economic conditions in any of the markets in which Wolt operates may have an adverse effect on Wolt. Economic and market disruption and political and legal uncertainty can be expected to influence consumers’ purchasing behavior and could, for example, cause consumers to cook at home rather than to purchase takeaway food (although consumers may also purchase takeaway food rather than eat out) or to reduce their use of delivery logistics services for food, retail items and groceries. These changes in consumer behavior could lead to lower overall orders through Wolt’s platform. In addition, changes in economic conditions may lead to higher costs associated with Wolt’s operations, such as in relation to food, labor and energy, which could affect consumer spending behavior and Wolt’s results of operations. In addition, there can be no assurance that macroeconomic conditions will not impair Wolt’s ability to obtain financing in the future at acceptable terms, in a timely manner or at all, and thereby impede the expansion of their operations.

Wolt is subject to numerous legal and regulatory regimes and its business could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which it operates.

Wolt faces certain inherent risks due to the geographic scope and the nature of its business. As of the date of this Prospectus, Wolt operates in twenty-three (23) countries in Europe and Asia and is engaged in various business areas including the facilitation of the delivery of restaurant and retail items as well as groceries, and in operating its own Wolt Market grocery stores. As a result, Wolt is exposed to laws and regulations which vary, and sometimes conflict, from one jurisdiction to another. Wolt’s ability to comply with existing laws and regulations applicable to its business across the multiple jurisdictions in which it operates and to predict and adapt to changes in those jurisdictions, is important to its success, particularly potential future expansion plans, which may include entries into new geographic markets or new business areas in existing or new geographic markets. Any uncertainty or changes in applicable laws or regulations, or judicial precedents and practices or precedents and practices established in regulatory supervision and enforcement of laws or regulations, in particular in relation to payment services, competition, the internet, e-commerce, consumer protection, food safety, working hours and other labor regulations applicable to couriers, health and safety, cookies, privacy, processing of personal data, electronic marketing, platform regulation and legislation or rules relating to the right to be forgotten, or the takeaway restaurant industry, or the general online delivery logistics platform industry specifically, in one or more of the markets in which Wolt operates, could have a material adverse effect on Wolt’s reputation, business, results of operations, financial condition and/or prospects.

Wolt faces risks associated with the independent contractor model, which is subject to evolving government regulation of, and administrative or judicial intervention in, the “gig economy.” Changes in government regulation of or successful challenges to the independent contractor model used by Wolt in certain markets may require Wolt to change its existing business models and operations.

Government regulation of platform work and the “gig economy” (a labor market characterized by the prevalence of short-term missions or freelance work as opposed to permanent jobs) has evolved considerably over the past few years and continues to do so. The independent contractor model whereby couriers are engaged directly as self-employed, independent contractors, such that they are not employees or workers remains subject to evolving government regulation as well as administrative and judicial interpretations. Due to uncertainties in the interpretation of applicable law, as well as constant legislative evolution, this sector has been subject to scrutiny and, in some cases, the commencement of class actions in certain jurisdictions, with couriers claiming they should have been treated as employees or workers rather than self-employed contractors. For example, on November 1, 2021, the Finnish Occupational Safety and Health Administration (through the Division at the Regional State Administrative Agency for Southern Finland) issued a decision, which deemed that Wolt couriers in Finland are in an employment relationship, and that Wolt should be mandated to keep statutory records of their working hours. Wolt has appealed the decision to the Administrative Court of Helsinki. There is currently no definitive timeline regarding when a final court judgement will be issued. The procedure may take a significant amount of time, up to several months or even years, and additional time may be required should the judgement be appealed and taken up in the Finnish Supreme Administrative Court. In addition, there can be no guarantee that any final court judgement would be favorable to Wolt.

In February 2021, the European Commission (the “EC”) launched the first phase of a consultation designed to address challenges experienced by those engaged in platform work within the EU. This includes the work carried out by couriers engaged by Wolt in the EU. The consultation seeks social partners’ views on whether EU-wide measures are required to address, among other things, platform workers’ employment status, working conditions, access to social protection and access to collective representation and bargaining. On September 16, 2021, the European Parliament adopted a resolution (2019/2186(INI)) on fair working conditions, rights and social protection for platform workers and new forms of employment linked to digital development. In December 2021, the EC published a draft directive on improving the conditions of platform workers, the scope of which may cover Wolt couriers currently operating under the independent contractor model. In its current form, the EC’s draft proposal would, among other items, introduce certain criteria for evaluating the nature of platform work, which could create a presumption of employment status. However, there is no certainty about the final contents or timing of any final, legally binding EU-wide legislation. While the new legislation may reduce the uncertainty concerning the interpretation of the employment status of couriers, this potential EU-wide legislative reform may adversely affect Wolt’s ability to operate its current independent contractor model within the EU.

As a result of uncertainties surrounding the interpretation of applicable law and the evolving legislative and regulatory landscape concerning the “gig economy,” there is a risk that Wolt’s independent contractor models in some countries may be subject to further challenge. Successful challenges may result in the couriers engaged by Wolt being reclassified as employees or workers rather than self-employed contractors, and/or becoming entitled to additional employment-related benefits and protections. This may result in additional costs and an increased administrative burden on Wolt to comply with certain employer-related obligations, while also reducing flexibility for both Wolt and couriers in terms of working hours and availability of couriers. Some couriers may not be able to work in the delivery industry if hours are inflexible and predetermined by an employer or through legislation. Reduced flexibility may consequently shift the competitive landscape and potentially favor centralized e-commerce companies over local logistics networks, and require Wolt to adapt its operating model, while also resulting in a substantial number of couriers leaving the workforce, as well as creating difficulties in recruiting new couriers. Due to uncertainties associated with the interpretation of applicable law, Wolt may also decide to adopt employment-based models in certain countries, as it already does in Germany (which could result in certain operational challenges and increased costs), withdraw from certain countries and/or decide not to expand its business in or into a certain country or business area, which could result in slower growth in sales than may otherwise have been the case. Wolt is growing and may continue to grow its delivery logistics services. As a result, to the extent such growth involves engaging additional independent contractors, the effects of any such successful challenges may be material to existing business operations, or may limit expansion opportunities. It can also not be excluded that governmental entities may impose administrative or punitive fines or undertake measures which would increase the operational costs of Wolt, even retroactively, e.g., to collect past fees or taxes or similar amounts that may have accumulated over a significant period, as well as further penalties for late payment. It is also possible that Wolt may be subjected to fines and/or other sanctions in respect of its independent contractor models. Such events could have a material and adverse effect on Wolt’s business, results of operations, financial condition and/or prospects.

Wolt’s operations involve the processing of personal data of consumers, restaurant owners and other merchants, employees and contracted couriers, which processing is regulated under privacy and data protection laws and governmental regulations. Compliance with such laws and regulations could give rise to additional costs and failure to comply, including as the result of security breaches, could give rise to liabilities and could have a material and adverse effect on Wolt’s reputation, business, financial condition, results of operations and/or prospects as a result of privacy and data protection laws and governmental regulations and risks of security breaches.

Wolt’s operations involve the processing of personal data of individuals, including consumers, restaurant owners and other merchants, employees and contracted couriers, in furtherance of the services it provides. Such personal data includes identification data, location data, and payment transaction data that consumers supply when they wish to make a payment for an order (such as the consumer’s name, email, phone number and location and, in some cases, payment method details), or in the case of restaurant owners, other merchants and contracted couriers, bank routing and account information so that they can hold a business account and receive payments from Wolt, as well as location data, consumer feedback and identity documentation.

Consequently, Wolt is subject to the privacy rules and regulations concerning the collection and processing of personal data applicable in the countries in which it operates, including the GDPR. The requirements of these rules and regulations affect Wolt’s ability to collect and process personal data in a way that is of commercial use. There can be no assurances that Wolt will in all cases be able to develop and implement a proper level of data protection and privacy law compliance in all of its operations. Any failure to comply with applicable data protection and privacy laws may harm Wolt’s reputation or lead to investigations, sanctions, penalties, proceedings or actions against Wolt by governmental agencies or other persons, including class action litigation in certain jurisdictions. The GDPR introduces substantial administrative fines for non-compliance, which can be up to the greater of EUR 20 million or four (4) percent of global annual revenues. Even if potential non-compliance would not result in significant direct financial consequences in the form of penalties or private claims for damages, negative publicity related to any breaches may have a material adverse effects on Wolt’s business, especially a decrease of or a loss of customer confidence. As a result, customers may choose to delete their Wolt user account, including their personal data, and prohibit Wolt from processing their personal data. Consequently, Wolt may be prevented from utilizing data concerning, for example, customers’ purchasing behavior or customers may shift to making their purchases from competitors of Wolt that they consider to offer a higher level of data protection. In addition, Wolt faces the possibility of security breaches, which themselves may result in a violation of applicable data protection and privacy laws. Any failure of Wolt and its affiliated merchants, partners, service providers or others to adequately protect personal or sensitive data could have a material and adverse effect on its reputation, business, financial condition, results of operations and/or prospects.

Wolt operates in certain countries with stringent food safety laws and laws, consumer protection related to the sales of alcohol, tobacco or other controlled items such as pharmaceutical items, in each case, applicable to merchants listed on its platform and such laws may also apply to Wolt, which could result in increased compliance costs as well as liability for, and material damage to its reputation as a result of, non-compliance with such laws.

Stringent food safety laws, consumer protection laws and laws related to the sales of alcohol, tobacco or other controlled items such as pharmaceutical items, imposed by some countries where Wolt operates (including, in the EU, EU laws implemented in national legislation, including in Nordic countries that are members of the European Economic Area (the “EEA”)) apply to the restaurants or other merchants or grocery stores including Wolt’s self-operated dark grocery stores that are listed on Wolt’s platform. This includes laws with respect to provision of food information, such as allergens, additives and/or ingredients of the food items that are sold on, and age verification of customers who order alcoholic beverages or other age-restricted items on Wolt’s platform. Food safety laws further require that a cold chain is maintained during delivery as well as throughout grocery store operations when receiving, storing and packaging temperature-controlled grocery items. In addition, consumer protection laws applicable in some countries where Wolt operates provide for extensive obligations on the provision of information to consumers purchasing products on Wolt’s platform, such as information on the price and unit price of retail items. Such laws may also apply to Wolt, which could result in increased compliance costs, including as a result of non-compliance. In certain markets Wolt provides or assists in providing food information to consumers on its platforms on behalf of restaurants or other merchants, and for Wolt’s self-operated dark grocery store business Wolt provides this information. Wolt cannot rule out the possibility that it may be held liable for non-compliance with the laws and regulations relating to the provision of food information or other information to consumers, or due to the provision of inaccurate or incomplete food- related or other information. Wolt cannot rule out that any non-compliance would result in material damage to its reputation, in particular if there should be a case of injury or death connected with any such non-compliance.

Wolt is subject to extensive government regulation and oversight relating to the provision of payment services. Failure to comply with, loss of privileges pursuant to or material modifications to applicable regulations could severely impact its ability to process payments or result in penalties or costly and time consuming remediation efforts.

Wolt is affected by the revised Payment Services Directive 2015/2366/EU (“PSD II”) as well as the Directive on prevention of the use of the financial system for the purposes of money laundering or terrorist financing 2018/843 (the “AML Directive”) and their implementation in the European countries in which it operates since it provides regulated payment services in multiple countries in the EEA. Wolt relies on one of its Finnish subsidiaries to act as an intra-group licensed payment service provider for its payment services under PSD II in respect of EEA countries. In a limited number of EEA jurisdictions, Wolt operates under the commercial agent exemption of PSD II and the AML Directive. Consequently, the payment services it provides are not regulated and do not require a license. Wolt may continue to rely on this exemption because it receives payments as a commercial agent authorized via an agreement to negotiate or conclude the sale of goods on behalf of merchants and does not act as a commercial agent on behalf of the consumers. Wolt’s subsidiary has obtained a payment institution license from the Finnish Financial Supervisory Authority in accordance with PSD II. The payment institution license will be passported to these jurisdictions as well, thus ensuring full compliance throughout the EEA markets. Should such license be revoked in the future, or other enforcement measures be taken by the Finnish Financial Supervisory Authority, such as imposing penalties and/or forcing Wolt to cease offering certain payment facilities, Wolt’s ability to process online payments in the manner and historical markets of Wolt would be severely impacted and Wolt may be forced to involve third-party payment service providers, or be subjected to a combination of the possible consequences referred to above. In addition, Wolt may be subjected to penalties or fines for failure to meet requirements under the AML Directive, such as meeting local “know your customer” standards.

Wolt is subject to digital services, pricing and platform regulations and its business models may be affected by such regulations or it may become subject to related litigation or regulatory inquiries. Modifications to pricing and/or platform regulations or the outcome of related litigation or regulatory inquiries may, among other things, require changes to the business or pricing models of Wolt and may negatively impact financial results and/or increase its costs of doing business.

Wolt is subject to digital services, pricing and platform regulations in the jurisdictions in which it operates. Fees and commissions charged by online food delivery logistics marketplaces and other business practices of online platforms are currently under increased scrutiny and are expected to continue to be subject to political and public debate in the jurisdictions in which Wolt operates. This increased scrutiny may lead to changes in platform regulation or legislation, negative publicity or investigations or litigation commenced by governmental authorities or other parties. For example, in July 2019, the EC enacted Regulation (EU) 2019/1150 of the European Parliament and of the Council of 20 June 2019 on promoting fairness and transparency for business users of online intermediation services (“Regulation (EU) 2019/1150”), which imposes certain transparency obligations on online intermediation services and online search engines by requiring marketplaces to disclose the main parameters, including paid ranking, if applicable, used to rank goods and services on their sites. Additionally, there are various regulatory initiatives to govern digital markets that are relevant to the platform economy and Wolt’s business. For instance, the EC is moving forward with proposed legislative initiatives to upgrade rules governing digital services in the EU: the Digital Services Act and the Digital Markets Act. The final form of the resulting regulation is yet to be determined and its impact on the overall industry, business models and Wolt is uncertain, and could result for instance in needs to change business models, or introduce new operational procedures with administrative costs that could have an adverse effect on Wolt.

Further changes in platform regulation, legislation or related litigation resulting from such increased scrutiny may require changes to certain business practices of Wolt, including changes to fees and commissions. Changes to fees and commissions may, among other things, negatively affect Wolt’s ability to generate revenue or result in dissatisfaction or loss of consumers or merchants on Wolt’s platform.

Wolt is subject to the competition laws of the countries it operates in, and changes in, or its failure to comply with, competition laws could require changes to its businesses and could otherwise adversely affect its businesses, results of operations, financial condition and/or prospects.

Wolt is subject to the competition laws of the countries it operates in and such laws may, depending on Wolt’s market position in regard to the services and geographic areas in question, restrict, among others, Wolt’s ability to agree with merchants on pricing-related clauses such as those related to a price parity or some other type of price guarantee (for example, an agreement that merchants will not charge consumers a higher price for the same food if ordered via Wolt’s platform, as opposed to if ordered directly through the merchants’ own online order channels, at the restaurant venue or the merchant’s physical store, as opposed to if ordered via Wolt’s platform). Competition authorities in some of the markets in which Wolt is active have made queries regarding or otherwise investigated such pricing-related clauses and certain decisions have been issued by competition authorities and courts concerning such pricing-related clauses and practices. For example, in December 2021, Wolt became aware that a request for action was being made to the Finnish Competition and Consumer Authority, alleging that Wolt has a dominant market position and should be prohibited from including certain pricing-related clauses in its general contract terms for merchants. As of yet, there is no indication on how the process will move forward or any potential outcome. However, there can be no guarantee that any outcome would be favorable to Wolt.

Accordingly, there is a risk that, in particular as a result of the adoption of new laws, regulations or interpretations, certain pricing-related clauses in agreements between certain merchants or other partners and Wolt could be found to violate competition laws, or render Wolt unable to implement contractual practices that may be used by similar companies with a different market position or which have adopted a different stance in relation to regulatory issues. Additionally, allegations of violations of competition laws cannot be excluded in certain business areas in which Wolt currently operates, or could potentially expand into, such as alleged market sharing, price fixing or exchange of competitively sensitive information or other allegations related to the relationship between Wolt Markets and third-party grocery stores on the platform. Any potential or hypothetical violations of competition law could result in fines, the relevant terms or the agreements themselves being unenforceable, consequential amendments to agreements, claims for damages and reputational damage, each of which could potentially have a material adverse effect on Wolt’s business, results of operations, financial condition and/or prospects.

Wolt may be adversely affected if it fails to obtain or maintain adequate protection for its intellectual property rights, and it may be subjected to claims of intellectual property infringement.

Wolt’s intellectual property rights, whether developed organically, licensed in or acquired from a third party are crucial for the operation of its business. In particular, this includes its trademarks (both registered and unregistered), design rights, rights in domain names, and copyright in software code, databases and other information technology, including database rights and rights under applicable business and trade secret regulations. These intellectual property rights are, and will continue to be, important for protecting the innovation, distinctiveness and value in Wolt’s services and in enabling Wolt to effectively raise consumer awareness of its services and are thus directly related to the success and reputation of its business. Intellectual property created in connection with, and during employment with, Wolt will (in general) become the property of Wolt. In addition to the proprietary software in its technology, Wolt may use open-source software and may publish its code under open-source licenses. Wolt is dependent on its ability to protect and promote its intellectual property rights, specifically its trademarks.

Wolt cannot guarantee that third parties will not infringe upon Wolt’s intellectual property rights including, among others, its trademark rights, or that a third party will not purchase domain names that are similar to Wolt’s domain names. In addition, Wolt may be unable to adequately register or otherwise secure intellectual property rights including, among others, trademarks or purchase at a reasonable price relevant domain names as it enters new markets and as it operates in its existing markets. Additionally, Wolt may also be subject to claims, whether substantiated or not, that Wolt’s business infringes the intellectual property rights of others.

Should Wolt’s intellectual property rights, including, among others, trademarks, be challenged or infringed upon, or should Wolt be unable to adequately register or otherwise protect trademarks, software code or purchase domain names in its existing markets or when entering new markets, this may have an adverse effect on Wolt’s brands and technology and, as a result, on its businesses, results of operations and/or financial condition. Enforcement of Wolt’s intellectual property rights or defending Wolt against claims of infringement of the intellectual property rights of other parties may result in disputes or litigation, which may be time-consuming and costly, and may harm Wolt’s reputation, require Wolt to enter into certain royalty or licensing arrangements, or prevent Wolt from providing some of its solutions or services altogether.

Risks related to the DoorDash Class A common stock

The trading price of DoorDash’s Class A common stock may be volatile, and Wolt securityholders could lose all or part of their investment.

The trading price of DoorDash’s Class A common stock may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond DoorDash’s control. These fluctuations could cause Wolt securityholders to lose all or part of their investment in DoorDash’s Class A common stock. Factors that could cause fluctuations in the trading price of DoorDash’s Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in DoorDash’s industry in particular;

•	sales of shares of DoorDash’s Class A common stock by DoorDash or its stockholders, as well as the perception that such sales could occur;

•

failure of securities analysts to maintain coverage of DoorDash, changes in financial estimates by securities analysts who follow DoorDash, or DoorDash’s failure to meet these estimates or the expectations of Wolt securityholders;

•	the financial projections DoorDash may provide to the public, any changes in those projections, or DoorDash’s failure to meet those projections;

•	announcements by DoorDash or its competitors of new services or platform features;

•	the public’s reaction to DoorDash’s press releases, other public announcements, and filings with the SEC, or those of DoorDash’s competitors or others in DoorDash’s industry;

•	rumors and market speculation involving DoorDash or other companies in its industry;

•	actual or anticipated changes in DoorDash’s results of operations or fluctuations in DoorDash’s results of operations;

•	actual or anticipated developments in DoorDash’s business, its competitors’ businesses, or the competitive landscape generally;

•	litigation involving DoorDash, its industry or both, or investigations by regulators into DoorDash’s operations or those of its competitors;

•	actual or perceived privacy or security breaches or other incidents;

•	developments or disputes concerning DoorDash’s intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, services, or technologies by DoorDash or its competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to DoorDash’s business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in DoorDash’s management;

•	general economic conditions and slow or negative growth of DoorDash’s markets; and

•

other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against DoorDash, could result in substantial costs and a diversion of DoorDash’s management’s attention and resources.

The multi-class structure of DoorDash’s common stock and the voting agreement and irrevocable proxy between the DoorDash Co-Founders has the effect of concentrating voting power with Tony Xu, DoorDash’s co-founder, Chief Executive Officer, and Chair of DoorDash’s board of directors, which will limit Wolt securityholders’ ability to influence the outcome of matters submitted to DoorDash’s stockholders for approval, including the election of DoorDash’s board of directors, the adoption of amendments to the DoorDash Certificate and DoorDash Bylaws, and the approval of any merger, consolidation, sale of all or substantially all of DoorDash’s assets, or other major corporate transaction.

DoorDash’s Class A common stock has one (1) vote per share, the Class B common stock has twenty (20) votes per share, and the Class C common stock has no voting rights, except as otherwise required by law. Tony Xu, Andy Fang, and Stanley Tang (the “DoorDash Co-Founders”) together hold all of the issued and outstanding shares of DoorDash’s Class B common stock. As of September 30, 2021, Tony Xu, DoorDash’s co-founder, Chief Executive Officer, and Chair of DoorDash’s board of directors (the “DoorDash Board”), Andy Fang, DoorDash’s co-founder, Head of Consumer Engineering, and a member of the DoorDash Board, and Stanley Tang, DoorDash’s co-founder, Head of DoorDash Labs, and a member of the DoorDash Board collectively held 67% of the voting power of DoorDash’s outstanding capital stock in aggregate, which voting power may increase over time as the DoorDash Co-Founders exercise or vest in outstanding equity awards (including those equity awards granted to the DoorDash Co-Founders prior to DoorDash’s initial public offering in December 2020 (the “DoorDash IPO”) and subject to equity exchange right agreements further described in the section titled “Information about DoorDash – Related party transactions of DoorDash – Other transactions” of this Prospectus. If all such equity awards held by the DoorDash Co-Founders (including the CEO Performance Award (as defined in the section titled “Information about DoorDash – Operating and financial review of DoorDash – Results of operations – Comparison of the nine months ended September 30, 2020 and 2021 – General and administrative” of this Prospectus) had been exercised or vested and exchanged for shares of Class B common stock as of September 30, 2021, the DoorDash Co-Founders would collectively hold 76% of the voting power of DoorDash’s outstanding capital stock.

The DoorDash Co-Founders have also entered into a voting agreement (the “DoorDash Voting Agreement”), whereby Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of DoorDash’s stockholders, including the election of the DoorDash Board, the adoption of amendments to the DoorDash Certificate and DoorDash Bylaws, and the approval of any merger, consolidation, sale of all or substantially all of DoorDash’s assets, or other major corporate transaction. Mr. Xu may have interests that differ from those of some Wolt securityholders and may vote in a way with which some Wolt securityholders disagree and which may be adverse to interests of some Wolt securityholders. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of DoorDash, could deprive DoorDash’s stockholders of an opportunity to receive a premium for their capital stock as part of a sale of DoorDash, and might ultimately affect the market price of DoorDash’s Class A common stock. Further, the separation between voting power and economic interests could cause conflicts of interest between the DoorDash Co-Founders and other stockholders of DoorDash, which may result in Mr. Xu undertaking, or causing DoorDash to undertake, actions that would be desirable for himself or the DoorDash Co-Founders but would not be desirable for DoorDash’s other stockholders.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions. In addition, each share of Class B common stock will convert automatically into one (1) share of Class A common stock upon certain conditions described in the section titled “Information about DoorDash – Shares and share capital of DoorDash – Common stock – Conversion of Class B common stock” of this Prospectus. DoorDash has no current plans to issue shares of DoorDash’s Class C common stock, which entitle the holder to zero votes per share (except as otherwise required by law). These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to DoorDash’s service providers. Over time the issuance of shares of Class A common stock will result in voting dilution to all of DoorDash’s stockholders and this dilution could eventually result in the DoorDash Co-Founders, in particular Mr. Xu, holding less than a majority of DoorDash’s total outstanding voting power. Once the DoorDash Co-Founders own less than a majority of DoorDash’s total outstanding voting power, Mr. Xu would no longer have the unilateral ability to elect all of members of the DoorDash Board and to determine the outcome of any matter submitted for a vote of DoorDash’s stockholders. Because the shares of Class C common stock have no voting rights (except as required by law), the issuance of such shares will not result in further voting dilution, which would prolong the voting control of Mr. Xu. Further, the issuance of such shares of Class C common stock to Mr. Xu would also delay the final conversion of all of DoorDash’s outstanding Class B common stock because shares of Class C common stock issued to Mr. Xu would be counted when determining whether the 35% Ownership Threshold has been met, as described in the section titled “Information about DoorDash – Shares and share capital of DoorDash – Common stock – Conversion of Class B common stock” of this Prospectus. As a result, the issuance of shares of Class C common stock could prolong the duration of Mr. Xu’s control of DoorDash’s voting power and his ability to elect all members of the DoorDash Board and to determine the outcome of most matters submitted to a vote of DoorDash’s stockholders. In addition, DoorDash could issue shares of Class C common stock to the DoorDash Co-Founders and, in that event, they would be able to sell such shares of Class C common stock and achieve liquidity in their holdings without diminishing Mr. Xu’s voting control. Any future issuances of shares of Class C common stock will not be subject to approval by DoorDash’s stockholders except as required by the listing standards of the NYSE.

Although DoorDash does not expect to rely on the “controlled company” exemption under the listing standards of the NYSE, DoorDash expects to have the right to use such exemption and therefore DoorDash could in the future avail itself of certain reduced corporate governance requirements.

As a result of DoorDash’s multi-class common stock structure and the DoorDash Voting Agreement, the DoorDash Co-Founders collectively hold a majority of the voting power of DoorDash’s outstanding capital stock as of December 31, 2021, and Mr. Xu will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. Therefore, DoorDash is considered a “controlled company” as that term is set forth in the listing standards of the NYSE. Under these listing standards, a company in which over 50% of the voting power for the election of board members is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain listing standards of the NYSE regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent board members;

•

the requirement that its nominating or corporate governance committee be composed entirely of independent board members with a written charter addressing the committee’s purpose and responsibilities and an annual performance evaluation of the committee; and

•

the requirement that its compensation committee be composed entirely of independent board members with a written charter addressing the committee’s purpose and responsibilities, an annual performance evaluation of the committee, and the rights and responsibilities of the committee relate to any compensation consultant, independent legal advisors, or any other advisor retained by the committee.

These requirements would not apply to DoorDash if, in the future, DoorDash chooses to avail itself of the “controlled company” exemption. Although DoorDash qualifies as a “controlled company,” DoorDash does not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of the NYSE. However, if DoorDash was to utilize some or all of these exemptions, DoorDash would not comply with certain of the corporate governance standards of the NYSE, which could adversely affect the protections for other stockholders.

DoorDash cannot predict the effect its multi-class structure may have on the market price of DoorDash’s Class A common stock. Future issuances of DoorDash’s Class C common stock, if any, will not dilute the voting control of Mr. Xu, but will dilute his economic interest which could cause his interests to conflict with some other Wolt securityholders’ interests. Further, the issuance of shares of Class C common stock, whether to Mr. Xu or to other stockholders, could prolong the duration of Mr. Xu’s voting control.

DoorDash cannot predict whether its multi-class structure will result in a lower or more volatile market price of its Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For further information on these policies, see the section titled “Information about DoorDash – Shares and share capital of DoorDash – Shares and share capital of this Prospectus”. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make DoorDash’s Class A common stock less attractive to other investors. As a result, the market price of DoorDash’s Class A common stock could be adversely affected.

The market price of DoorDash Class A common stock may decline as a result of the Transaction.

The market price of DoorDash Class A common stock may decline as a result of the Transaction, and Wolt shareholders and Wolt Vested Optionholders who receive DoorDash Class A common stock as a result of the Transaction could see a decrease in the value of their investment in DoorDash Class A common stock, if, among other things, DoorDash and the combined company are unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the Transaction are not realized, or if the transaction costs related to the Transaction are greater than expected. The market price may also decline if DoorDash does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by Wolt securityholders or financial or industry analysts or if the effect of the Transaction on DoorDash’s financial position, results of operations or cash flows is not consistent with the expectations of Wolt securityholders or financial or industry analysts. The issuance of shares of DoorDash Class A common stock in the Transaction could on its own have the effect of depressing the market price for DoorDash Class A common stock. In addition, many Wolt shareholders and Wolt Vested Optionholders may decide not to hold the shares of DoorDash Class A common stock they receive as a result of the Transaction. Other Wolt shareholders and Wolt Vested Optionholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of DoorDash Class A common stock they receive as a result of the Transaction. Any such sales of DoorDash Class A common stock could have the effect of depressing the market price for DoorDash Class A common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the DoorDash Class A common stock, regardless of the actual operating performance of the combined company.

Sale of substantial amounts of DoorDash’s Class A common stock, or the perception that such sales could occur, could depress the market price of the Class A common stock.

The market price of DoorDash’s Class A common stock could decline as a result of sales of a large number of shares of the Class A common stock in the market, and the perception that these sales could occur may also depress the market price of the Class A common stock.

Certain stockholders are entitled, under Restated Investors’ Rights Agreement dated June 17, 2020 (the “DoorDash IRA”), to require DoorDash to register shares owned by them for public sale in the United States. In addition, DoorDash previously filed a registration statement to register shares reserved for future issuance under DoorDash’s equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding DoorDash RSU awards will be available for immediate resale in the United States in the open market.

Sales of DoorDash’s Class A common stock may make it more difficult for DoorDash to sell equity securities in the future at a time and at a price that DoorDash deems appropriate. These sales could also cause the trading price of DoorDash’s Class A common stock to fall and make it more difficult for Wolt securityholders to sell shares of the Class A common stock.

Delaware law and provisions in the DoorDash Certificate and DoorDash Bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of DoorDash’s Class A common stock.

DoorDash’s status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the “DGCL”) may discourage, delay, or prevent a change in control by prohibiting DoorDash from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to DoorDash’s existing stockholders. In addition, the DoorDash Certificate and the DoorDash Bylaws contain provisions that may make the acquisition of DoorDash more difficult, including the following:

•	any amendments to the DoorDash Certificate require the approval of at least a majority of the voting power of the outstanding shares of DoorDash’s Class A common stock and Class B common stock;

•

the DoorDash Bylaws provide that approval of the holders of at least a majority of the voting power of the outstanding shares of DoorDash’s Class A common stock and Class B common stock voting as a single class is required for stockholders to amend or adopt any provision of the DoorDash Bylaws;

•

DoorDash’s multi-class common stock structure and the DoorDash Voting Agreement, which provide Tony Xu with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of DoorDash’s outstanding Class A common stock, Class B common stock, and Class C common stock;

•	The DoorDash Board is classified into three classes of board members with staggered three-year terms and board members are only able to be removed from office for cause;

•

until the first date on which the outstanding shares of DoorDash’s Class B common stock represent less than a majority of the total combined voting power of DoorDash’s Class A common stock and the Class B common stock (the “Voting Threshold Date”), DoorDash’s stockholders will only be able to take action by written consent if such action is first recommended or approved by the DoorDash Board;

•	after the Voting Threshold Date, DoorDash’s stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	the DoorDash Certificate does not provide for cumulative voting;

•	vacancies on the DoorDash Board will be able to be filled only by the DoorDash Board and not by stockholders;

•	a special meeting of DoorDash’s stockholders may only be called by the Chair of the DoorDash Board, DoorDash’s Chief Executive Officer, or a majority of the DoorDash Board;

•	certain litigation against DoorDash can only be brought in Delaware;

•	the DoorDash Certificate authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by DoorDash’s stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as board members or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of DoorDash. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect board members of their choosing and to cause DoorDash to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for DoorDash’s stockholders to receive a premium for their shares of DoorDash’s Class A common stock, and could also affect the price that some Wolt securityholders are willing to pay for DoorDash’s Class A common stock. For additional information on these provisions, see the section titled “Information about DoorDash – Shares and share capital of DoorDash – Anti-takeover provisions” of this Prospectus.

The DoorDash Bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between DoorDash and its stockholders, which could limit the stockholders’ ability to choose the judicial forum for disputes with DoorDash or its board members, officers, or employees.

The DoorDash Bylaws provide that, unless DoorDash consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on DoorDash’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of DoorDash’s board members, officers, or other employees to DoorDash or DoorDash’s stockholders, (iii) any action arising pursuant to any provision of the DGCL, the DoorDash Certificate, or the DoorDash Bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The DoorDash Bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Nothing in the DoorDash Bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of DoorDash’s securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with DoorDash or its board members, officers, or other employees, which may discourage lawsuits against DoorDash and its board members, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in the DoorDash Bylaws to be inapplicable or unenforceable in an action, DoorDash may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect DoorDash’s results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about DoorDash, its business, or its market, or if they change their recommendation regarding DoorDash’s Class A common stock adversely, the market price and trading volume of DoorDash’s Class A common stock could decline.

The trading market for DoorDash’s Class A common stock depends in part on the research and reports that securities or industry analysts publish about DoorDash, its business, its market, or its competitors. The analysts’ estimates are based upon their own opinions and are often different from DoorDash’s estimates or expectations. If any of the analysts who cover DoorDash change their recommendation regarding DoorDash’s Class A common stock adversely, provide more favorable relative recommendations about DoorDash’s competitors, or publish inaccurate or unfavorable research about DoorDash’s business, the price of DoorDash’s securities would likely decline. If few securities analysts commence coverage of DoorDash, or if one or more of these analysts cease coverage of DoorDash or fail to publish reports on DoorDash regularly, DoorDash could lose visibility in the financial markets and demand for its securities could decrease, which could cause the price and trading volume of DoorDash’s Class A common stock to decline.

DoorDash does not expect to pay dividends in the foreseeable future.

DoorDash has never declared nor paid cash dividends on its capital stock. DoorDash currently intends to retain any future earnings to finance the operation and expansion of its business, and DoorDash do not anticipate declaring or paying any dividends to holders of its capital stock in the foreseeable future. In addition, DoorDash’s revolving credit facility contains restrictions on DoorDash’s ability to pay dividends. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

DoorDash has implemented “sell-to-cover” in which shares of DoorDash’s Class A common stock are sold into the market on behalf of DoorDash RSU holders upon vesting and/or settlement of DoorDash RSUs to cover tax withholding liabilities and such sales will result in dilution to DoorDash’s stockholders. DoorDash also permits certain DoorDash RSU holders to elect to cover the DoorDash RSU tax withholding liabilities by providing to DoorDash a cash payment amount.

To fund the tax withholding and remittance obligations arising in connection with the future vesting and/or settlement of DoorDash RSUs, DoorDash will either (i) withhold shares of DoorDash’s Class A common stock that would otherwise be issued with respect to such DoorDash RSUs and pay the relevant tax authorities in cash (which may include cash generated from the proceeds of the DoorDash IPO) to satisfy such tax obligations, (ii) have the holders of such DoorDash RSUs use a broker or brokers to sell a portion of such shares into the market on the applicable settlement date, with the proceeds of such sales to be delivered to DoorDash for remittance to the relevant taxing authorities, in order to satisfy such tax withholding and remittance obligations, or (iii) allow certain holders of such DoorDash RSUs to pay DoorDash an amount in cash, via a broker, sufficient to cover the applicable DoorDash RSU tax withholding obligations. The tax withholding due in connection with such DoorDash RSU vesting and settlement will be based on the then-current value of the underlying shares of DoorDash’s Class A common stock, and DoorDash would expect to withhold and remit the tax withholding liabilities at the applicable statutory rates on behalf of the DoorDash RSU holders to the relevant tax authorities in cash. If DoorDash withholds shares of its Class A common stock that would otherwise be issued with respect to the vesting and/or settlement of DoorDash RSUs and pay the relevant tax authorities in cash to satisfy such tax obligations, this may result in significant cash expenditures by DoorDash. In the three months ended September 30, 2021, DoorDash expended less than $1 million to satisfy tax withholding and remittance obligations for certain DoorDash RSUs vested during the period. DoorDash has implemented “sell-to-cover” to satisfy tax withholding obligations, pursuant to which shares with a market value equivalent to the tax withholding obligation are sold on behalf of the holder of the DoorDash RSUs upon vesting and settlement to cover the tax withholding liability and the cash proceeds from such sales are remitted by DoorDash to the taxing authorities. Such sales or any cash amount that the holder provides to DoorDash to cover the applicable DoorDash RSU tax withholding obligations, in either case, will not result in the expenditure of additional cash by DoorDash to satisfy the tax withholding obligations for DoorDash RSUs, but will cause dilution to its stockholders and, to the extent a large number of shares are sold in connection with any vesting event, such sales volume may cause DoorDash’s stock price to fluctuate.

DoorDash Class A common stock is only listed in the U.S. which will expose non-U.S. stockholders to additional risks.

The DoorDash Class A common stock to be delivered as consideration in the Transaction will only be listed on the NYSE. DoorDash Class A common stock is traded in USD and the value of the shares for a non-U.S. stockholder will not only be dependent on the value of the combined company, but also on the EUR/USD exchange rate or the exchange rate between USD and other local currencies. Changes in the EUR/USD exchange rate or the exchange rate between USD and other local currencies may have an adverse effect on the value in EUR or other local currencies of DoorDash Class A common stock, notwithstanding the absence of any material events affecting the combined company’s business and its stock price. Further, the fact that DoorDash Class A common stock is not listed in Finland or anywhere else besides the U.S. may cause additional transaction costs and logistical challenges, such as delays in effecting transactions in DoorDash Class A common stock.

THE COMPANIES, BOARDS OF DIRECTORS, AUDITORS AND ADVISORS

DoorDash

DoorDash, Inc.

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

United States

Board of directors of DoorDash

Tony Xu	Chair of the board of directors
Shona Brown	Member of the board of directors
John Doerr	Member of the board of directors
Andy Fang	Member of the board of directors
Alfred Lin	Member of the board of directors
Stan Meresman	Member of the board of directors
Greg Peters	Member of the board of directors
Maria Renz	Member of the board of directors
Stanley Tang	Member of the board of directors

The business address of the board of directors is c/o DoorDash, Inc., 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, United States.

Auditor of DoorDash

KPMG LLP

55 2nd Street, 14th Floor

San Francisco, California 94105

United States

Financial advisor to DoorDash

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

United States

Legal advisors to DoorDash

As to Finnish law:	As to United States law:

Avance Attorneys Ltd	Wilson Sonsini Goodrich & Rosati P.C.
Mannerheimintie 20 A	650 Page Mill Road
FI-00100 Helsinki	Palo Alto, California 94304
Finland	United States

Wolt

Wolt Enterprises Oy

Arkadiankatu 6

FI-00100 Helsinki

Finland

Board of directors of Wolt

Petteri Koponen	Chair of the board of directors
Laurel Bowden	Member of the board of directors
Mikko Kuusi	Member of the board of directors
Ilkka Paananen	Member of the board of directors
Gregory Stanger	Member of the board of directors
Dag Svanström	Member of the board of directors

The business address of the board of directors is Arkadiankatu 6, FI-00100 Helsinki, Finland.

Auditor of Wolt

PricewaterhouseCoopers Oy

Itämerentori 2

FI-00180 Helsinki

Finland

Auditor with principal responsibility: Samuli Perälä, Authorized Public Accountant

Financial advisor to Wolt

Qatalyst Partners Limited

52 Conduit Street – 6th Floor

London, W1S 2YX

United Kingdom

Legal advisors to Wolt

As to Finnish law:	As to United States law:

Roschier, Attorneys Ltd.	Skadden, Arps, Slate, Meagher & Flom LLP
Kasarmikatu 21 A	40 Bank Street
FI-00130 Helsinki	London E14 5DS
Finland	United Kingdom

INFORMATION ABOUT THIS PROSPECTUS

Statement regarding information in this Prospectus

DoorDash is responsible for the information included in this Prospectus (excluding the information about Wolt as set out below) and declares that information presented in this Prospectus is, to the best knowledge of DoorDash, in accordance with the facts and this Prospectus contains no omission likely to affect its import.

Wolt is responsible for the information included in this Prospectus in the sections titled “Risk Factors – Risks related to Wolt’s business, operations, and legal and regulatory environment”, “The Transaction – The Wolt Board’s reasons for the Transaction” and “Information about Wolt”; the information specifically concerning or including information on Wolt in the sections titled “Risk factors – Risks related to the Transaction”, “The Transaction – Background of the Transaction” and “Comparison of rights of DoorDash stockholders and Wolt shareholders”; and Wolt’s current estimate of the Per Share Closing Stock Consideration as provided on the cover page as well as pages 6, 13, 14, 92 and 110 of this Prospectus, and declares that the information for which it is responsible for is, to the best knowledge of Wolt, in accordance with the facts and that those parts of this Prospectus make no omission likely to affect its import.

February 23, 2022
DoorDash	Wolt

Availability of this Prospectus

This Prospectus will be available on the website of DoorDash at ir.doordash.com no later than as of the Registration Statement Effective Date (as defined below in the section titled “The Transaction – Overview of the Transaction” of this Prospectus) or, if later, as of the commencement of the offer to the public of DoorDash Class A common stock in Finland. Further, a copy of this Prospectus may be requested in writing or by telephone at the registered offices of DoorDash at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, Attention: Investor Relations as of the date referred to in the preceding sentence.

Forward-looking statements

This Prospectus includes forward-looking statements. Such statements are not necessarily based on historical facts, but they are statements concerning future expectations. Forward-looking statements have been set forth in several parts of this Prospectus, such as under the sections titled “Summary”, “Risk factors”, “Information about DoorDash”, “Information about Wolt” as well as in other such parts of this Prospectus which contain information on DoorDash’s or Wolt’s business-related future results, plans and expectations, including its strategic plans, plans on future growth and profitability, and general financial situation. Such statements are based on perceptions and assumptions of the management of DoorDash and Wolt and information currently available for the management of DoorDash and Wolt, and thus such statements may be considered as forward-looking statements. Among others, statements that include the words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “assume”, “may”, “aim”, “could” or other similar verbs or expressions may be considered as forward-looking statements. Other forward-looking statements can be identified from the context in which such statements have been made.

These forward-looking statements are being based on present plans, estimates, forecasts and expectations which in turn rest on certain expectations that are currently justifiable but may turn out to be incorrect. As forward-looking statements are being based on expectations, they are often associated with risks and factors of uncertainty. Shareholders should not rely on these forward-looking statements. Numerous factors of uncertainty may cause the actual results of operations or financial position DoorDash or Wolt to differ materially from the results of operations or financial position that are expressly described in or may be concluded from the forward-looking statements included in this Prospectus.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, level of performance or achievements of DoorDash or Wolt, or industry results, to differ even materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Examples of these risks, uncertainties and other factors are included in the section titled “Risk factors” in this Prospectus. Such examples are not exhaustive and new risks may emerge from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove to be incorrect, the actual results of operations or financial position of DoorDash or Wolt could differ materially from what has been described as expected, believed, estimated or anticipated in this Prospectus.

Presentation of financial and certain other information

Historical financial information of DoorDash

The historical financial information of DoorDash included in this Prospectus has been derived from

i.

DoorDash’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended December 31, 2021, including the comparative financial information for the three and twelve months ended December 31, 2020, as published by DoorDash on February 16, 2022 (the “Earnings Release”), which is incorporated by reference into this Prospectus;

ii.

DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, including the unaudited comparative financial information for the nine months ended September 30, 2020, as included in DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September 30, 2021 (the “Interim Report”), which is incorporated by reference into this Prospectus;

iii.

DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2020, including the audited comparative financial information for the financial years ended December 31, 2019 and 2018, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”), which is incorporated by reference into this Prospectus; and

iv.

DoorDash’s audited consolidated balance sheet as of December 31, 2018, as included in DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020 (the “Form S-1”), pages F-3 and F-10 – F-53 of which, containing DoorDash’s consolidated balance sheet as of December 31, 2018 and the notes thereto, are incorporated by reference into this Prospectus, whereas the non-incorporated parts of the Form S-1 are either not relevant for the Wolt securityholders or covered elsewhere in this Prospectus.

All of the historical financial information referred to above has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Alternative performance measures

This Prospectus includes certain performance measures of DoorDash’s historical financial performance, financial position and cash flows, which, in accordance with the guidance issued by the European Securities and Markets Authority, are not accounting measures defined or specified in US GAAP, being the applicable financial reporting framework, and therefore are considered as alternative performance measures.

DoorDash presents the following alternative performance measures:

•	Contribution Profit (Loss)

•	Contribution Margin

•	Adjusted EBITDA; and

•	Adjusted EBITDA Margin

DoorDash uses Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with U.S. GAAP measures as part of its overall assessment of its performance, including the preparation of its annual operating budget and quarterly forecasts, to evaluate the effectiveness of its business strategies and to communicate with its board of directors concerning DoorDash’s business and financial performance. DoorDash believes that these alternative performance measures provide useful information to Wolt securityholders about DoorDash’s business and financial performance, enhance their overall understanding of DoorDash’s past performance and future prospects, and allow for greater transparency with respect to metrics used by DoorDash’s management in their financial and operational decision making. DoorDash is presenting these alternative performance measures to assist Wolt securityholders in seeing its business and financial performance through the eyes of management, and because DoorDash believes that these alternative performance measures provide an additional tool for Wolt securityholders to use in comparing results of operations of DoorDash’s business over multiple periods with other companies in its industry.

DoorDash’s definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Further, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in DoorDash’s consolidated statements of operations. Thus, DoorDash’s Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with U.S. GAAP.

DoorDash compensates for these limitations by providing a reconciliation of Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin to their respective related U.S. GAAP financial measures. DoorDash encourages Wolt securityholders and others to review its business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with their respective related U.S. GAAP financial measures.

For the detailed definitions and reconciliation of alternative performance measures presented in this Prospectus, see the section titled “Selected historical financial information of DoorDash” of this Prospectus. Unless otherwise stated, the alternative performance measures presented in this Prospectus are unaudited.

Third party information

Where certain information contained in this Prospectus concerning DoorDash has been derived from a third-party source, such a source has been identified herein. DoorDash confirms that such third-party information (with the exception of information concerning Wolt, as stated above in section “– Statement regarding information in this Prospectus”) has been accurately reproduced in the Prospectus and that as far as DoorDash is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information misleading or inaccurate.

This Prospectus contains certain information relating to markets, market positions and other industry information pertaining to the business and markets of DoorDash. Unless otherwise indicated, solely on the experiences, internal investigations and assessments of DoorDash, as well as other sources, which DoorDash deems reliable, including the U.S. Department of Agriculture (America’s Eating Habits: Food Away From Home, September 2018) and the U.S. Bureau of Labor Statistics. In many cases, there is no publicly available information on market data, for example from industry associations, public authorities or other organizations and institutions. DoorDash believes that its internal estimates of market data and information derived therefrom and included in this Prospectus are helpful in order to give Wolt securityholders a better understanding of the industries in which DoorDash operates as well as its position therein. Although DoorDash believes that its internal market estimates are fair, DoorDash cannot guarantee that any of these statements are accurate or give an accurate description of DoorDash’s position in its market areas and they have not been reviewed or verified by any external experts and DoorDash cannot guarantee that a third-party expert using different methods would obtain or generate the same results.

Presentation of certain other information

Any reference in this Prospectus to “DoorDash” means DoorDash, Inc. and its subsidiaries on a consolidated basis prior to the Closing, except where it is clear from the context that the term means DoorDash, Inc. or a particular subsidiary or a business unit only, or any of the aforementioned after the Closing. References and matters relating to the shares, share capital and corporate governance of DoorDash refer, however, to the shares, share capital and corporate governance of DoorDash, Inc.

Any reference in this Prospectus to “Wolt” means Wolt Enterprises Oy and its subsidiaries on a consolidated basis prior to the Closing, except where it is clear from the context that the term means Wolt Enterprises Oy or a particular subsidiary or a business unit only, or any of the aforementioned after the Closing. References and matters relating to the shares, share capital and corporate governance of Wolt refer, however, to the shares, share capital and corporate governance of Wolt Enterprises Oy.

Any reference in this Prospectus to the “Combined Company” means DoorDash, Inc. and its subsidiaries (including Wolt) on a consolidated basis after the Closing.

The figures presented in this Prospectus, including the financial information, have been subject to rounding. Accordingly, in certain instances, the sum of the numbers in a column or row in tables may not conform exactly to the total figure given for that column or row. In addition, certain percentages presented in this Prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

As used in this Prospectus, references to (i) “euro”, “EUR” or “€” are to the euro, the lawful currency of the participating member states in the Third Stage of the European and Monetary Union of the Treaty Establishing the European Community and (ii) “U.S. dollar”, “USD” or “$” are to the United States dollar, the lawful currency of the United States of America.

No incorporation of website information

DoorDash and Wolt will publish this Prospectus and any supplements thereto on their websites. The contents of DoorDash’s and Wolt’s websites or any other website do not form part of this Prospectus, and the Wolt Securityholders should not rely on such information in making their decision to invest in DoorDash Class A common stock. However, as an exception from the above, the information incorporated by reference into this Prospectus, which is available at DoorDash’s and Wolt’s websites, as well as any supplements to this Prospectus to be published on the aforementioned websites, are a part of this Prospectus.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

This Prospectus is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This Prospectus is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Wolt securityholders in the European Economic Area

This Prospectus has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the Prospectus in Finland once the Prospectus has been approved by the competent authority in Finland and published in accordance with the Prospectus Regulation, and in respect of which DoorDash has consented in writing to the use of the Prospectus, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in this Prospectus, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by this Prospectus to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

This Prospectus has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

This Prospectus may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under this Prospectus has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under this Prospectus may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines.

EXCHANGE RATES

The following table sets forth the average, high, low, and period end reference rates as published by the European Central Bank for the U.S. dollar (USD) as of the dates and for the periods indicated.

	Reference rates of USD per EUR
	Average	High	Low	Period-end
2018	1.1810	1.2493	1.1261	1.145
2019	1.1195	1.535	1.0889	1.1234
2020	1.1422	1.2281	1.0707	1.2271
2021	1.1827	1.2338	1.1206	1.1326

The above rates are provided solely for the convenience of the reader and are not necessarily the rates used in the preparation of DoorDash’s financial statements and financial statement information. No representation is made that euros could have been converted into U.S. dollars at the rates shown or at any other rate at such dates or during such periods.

THE TRANSACTION

The following is a description of the material aspects of the Transaction. While DoorDash and Wolt believe that the following description covers the material aspects of the Transaction, the description may not contain all of the information that is important to Wolt securityholders. DoorDash and Wolt encourage Wolt securityholders to carefully read this entire Prospectus for a more complete understanding of the Transaction.

Overview of the Transaction

Wolt has entered into the Share Purchase Agreement with DoorDash and the Securityholder Representative. DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares and Vested Wolt Options held by each Seller.

In connection with the execution of the Share Purchase Agreement, Wolt shareholders who collectively owned, as of November 9, 2021, approximately 72% of the outstanding Wolt Shares and approximately 64% of the fully-diluted securities of Wolt (the “Supporting Stockholders”) entered into support agreements (the “Support Agreements”) with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt Shares and Vested Wolt Options to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the later of the effectiveness of the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transaction (the “Registration Statement”) or the date on which this Prospectus is approved by the FIN-FSA (the “Registration Statement Effective Date”). The Support Agreements were entered into by holders of 5% or more of Wolt Shares, management team members, board members or founders of Wolt.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt securityholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements, powers of attorney and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Shareholders Agreements (as defined below). For a discussion on the process for obtaining the Joinder Agreements, see the section titled “The Share Purchase Agreement – The Transaction” of this Prospectus.

At the Closing, (i) each Wolt Share held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below) and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from an escrow fund established in connection with the Purchase as set forth in the Share Purchase Agreement (if any) and (ii) each Vested Wolt Option held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration, reduced by the quotient equal to (1) an amount equal to the aggregate exercise price of such Vested Wolt Option and any applicable tax withholding amount, divided by (2) €177.7454, and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from an escrow fund established in connection with the Purchase as set forth in the Share Purchase Agreement (if any). Each Vested Wolt Option that is not sold to DoorDash pursuant to the Share Purchase Agreement and remains unexercised as of immediately prior to the Closing will be cancelled and extinguished. No fractional shares will be issued in the Purchase. Instead, the shares issuable to each Seller shall be aggregated on a Seller-by-Seller basis, and the number of shares of DoorDash Class A common stock to be issued to each Seller in exchange for the Wolt Shares and Vested Wolt Options held by such Seller shall be rounded up to the nearest whole number. After the consummation of the Purchase, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities. The DoorDash Class A common stock received by certain key employees of Wolt in exchange of their Vested Wolt Options will, subject to their continued employment, vest gradually over a four-year period. In light of the final and binding advance ruling which has been received from the Finnish Tax Administration confirming that an exchange of such Vested Wolt Options into DoorDash RSUs, instead of DoorDash Class A common stock, defers taxation until the restricted stock units vest, the parties may agree that certain Vested Wolt Options will be exchanged into DoorDash RSUs.

At the Closing, the Unvested Wolt Options will be cancelled and extinguished and, with respect to any Unvested Wolt Option held by a Continuing Employee, will be entitled to the following: (i) in lieu of such Unvested Wolt Options, DoorDash will grant an award of Substitute RSUs covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement, and (ii) an award of restricted stock units included in the indemnity escrow (“Indemnity Escrow Substitute RSUs”) covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the Company Security Number (as defined in the Share Purchase Agreement). The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, minus (ii) 2,250,409 shares (which shall be available to compensate DoorDash and its affiliates for the matters provided for in the Share Purchase Agreement), plus or minus, as applicable, (iii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments” and collectively clauses (i)-(iii), the “Total Share Consideration”). For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Ratio (which will be calculated at the Closing). Pursuant to the Share Purchase Agreement, the “Closing Euro Exchange Ratio” means the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to euros as reported by Bloomberg L.P. on each of the screen EUR Currency BFIX on each of the ten (10) consecutive trading days ending with the business day ending three (3) business days prior to the date of the Closing. Further, the amount of any tax receivables (which have been confirmed by the Finnish Tax Administration as refundable or creditable to Wolt) of value-added taxes arising with respect to Wolt’s transaction costs will be taken into account when computing the amount of the Consideration Adjustments and hence also the amount of the Per Share Closing Stock Consideration.

While the date of the Closing has not yet been determined, if the Closing were to occur during the first half of calendar year 2022, Wolt currently estimates (based in part on Wolt’s estimate of the Consideration Adjustments (including a preliminary forecast of Wolt’s closing balance sheet) and the number of Wolt’s securities anticipated to be outstanding as of the Closing) that the Per Share Closing Stock Consideration would equal approximately one fifteenth (1/15) to one eighteenth (1/18) of a share of DoorDash Class A common stock, meaning that one (1) share of DoorDash Class A common stock would be issued in exchange for approximately fifteen (15) to eighteen (18) Wolt Shares. The estimate is exclusive of the shares being issued in escrow as further described in the Share Purchase Agreement. At this estimated Per Share Closing Stock Consideration, one (1) share of DoorDash Class A common stock or one (1) Substitute RSU would be issued in exchange for approximately sixteen (16) to twenty (20) Vested Wolt Options or Unvested Wolt Options, respectively. This equates to the excess of (i) the product of (a) the number of Wolt Shares with respect to which such Wolt option is outstanding as of immediately prior to the Closing, multiplied by (b) the Per Share Closing Stock Consideration minus (ii)(a) the aggregate per share exercise price of such Wolt options, divided by (b) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock. The actual amount of the Per Share Closing Stock Consideration will not be determined until the Closing, and any changes in Wolt’s estimate (including with respect to the Consideration Adjustments and the number of Wolt securities anticipated to be outstanding as of the Closing) as compared to the amounts used for purposes of the above estimates, would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration.

In addition, certain key employees of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement, which agreements provide that 40% of the aggregate amount of shares of DoorDash Class A common stock and the aggregate amount of shares of DoorDash Class A common stock underlying Substitute RSUs and Indemnity Escrow Substitute RSUs, as applicable, that each key employee otherwise would receive on the Closing in exchange for such key employee’s Wolt securities (collectively, the “Restricted Consideration”) will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to such key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. If, prior to the date on which the Restricted Consideration is fully vested, there is a change in control of Wolt or DoorDash or the key employee’s employment is involuntarily terminated without “cause,” due to such key employee’s death or “disability” or for “good reason,” then a portion of such key employee’s then-unvested Restricted Consideration will become immediately vested, subject to such key employee (or his or her estate, as applicable) timely signing and not revoking a release of claims.

The board of directors of Wolt (the “Wolt Board”) has unanimously (i) approved the terms and conditions of, and entering into, the Share Purchase Agreement and any related agreements to the extent Wolt is a party to such related agreements, (ii) given its consent for such transactions in accordance with the Wolt Articles of Association and (iii) resolved to waive any rights of pre-emption and rights of first refusal in relation to such transactions under the Wolt Articles of Association and the amended and restated shareholders’ agreement relating to Wolt, dated as of December 30, 2020, as amended from time to time (the “Wolt Majority Shareholders Agreement”), and the amended and restated minority shareholders’ agreement relating to Wolt, dated as of December 30, 2020, as amended from time to time (the “Wolt Minority Shareholders Agreement” and, together with the Wolt Majority Shareholders Agreement, the “Wolt Shareholders Agreements”).

Structure of the Transaction

DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares and Vested Wolt Options from the Sellers.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt securityholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements, powers of attorney and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Shareholders Agreements. For a discussion on the process for obtaining the Joinder Agreements, see the section titled “The Share Purchase Agreement – The Transaction” of this Prospectus.

Purchase price consideration to Wolt securityholders

For a discussion of the purchase price consideration and related matters, please see the section titled “The Share Purchase Agreement – Treatment of Wolt securities; purchase price consideration and adjustments” of this Prospectus.

Background of the Transaction

Each of DoorDash and Wolt periodically evaluate opportunities to achieve their long-term operational and financial goals and to enhance shareholder value through potential strategic transactions.

Tony Xu, co-founder and Chief Executive Officer of DoorDash, and Mikko Kuusi, co-founder and Chief Executive Officer of Wolt, had known each other for several years and would occasionally discuss the industry in which the companies operated.

On November 11, 2020, Gokul Rajaram, VP of Corporate Development & Strategy at DoorDash, and Mr. Kuusi held a meeting via videoconference during which they shared background information regarding their respective businesses.

On November 19, 2020, Messrs. Xu and Kuusi held a meeting via videoconference during which they discussed the two respective businesses and their plans for the future.

Over the course of the summer in 2021, Wolt was approached by multiple investors who expressed an interest in leading Wolt’s next preferred share financing round. Such interest materialized in August and September in several offers to lead a round of financing for Wolt. Wolt’s management discussed the terms of the potential financing, with the goal of completing the financing transaction in Q4 2021.

On July 27, 2021, Mr. Xu emailed Mr. Kuusi expressing an interest in arranging a meeting to explore ways in which DoorDash and Wolt might be able to work together. In the ensuing email exchange, Mr. Xu and Mr. Kuusi agreed that representatives of DoorDash and Wolt should meet.

On August 13, 2021, Keith Yandell, who was at the time Chief Business and Legal Officer and Secretary of DoorDash, and is now Chief Business Officer of DoorDash, travelled to Helsinki, Finland, in order to meet with members of Wolt’s senior management team. Messrs. Yandell and Kuusi and Riku Mäkelä, Chief Operating Officer of Wolt, had an in-person meeting to discuss if Wolt would be interested in further discussions about common strategic opportunities with DoorDash either at the present time or in the future.

On August 18, 2021, DoorDash and Wolt entered into a non-disclosure agreement to facilitate further discussions regarding potential strategic opportunities between DoorDash and Wolt.

On August 26, 2021, Messrs. Yandell, Kuusi and Mäkelä, held a meeting via videoconference during which Wolt’s management gave a presentation regarding Wolt’s business and operations. Over the course of the following days, representatives of Wolt provided additional diligence materials in response to requests by DoorDash.

On August 30, 2021, Messrs. Xu, Yandell, Kuusi and Mäkelä, Prabir Adarkar, Chief Financial Officer of DoorDash and David Richter, Vice President of Business and Corporate Development of DoorDash, held a meeting via videoconference during which they discussed DoorDash’s and Wolt’s operations and businesses in general and the benefits of a potential combination of the two businesses.

On September 11, 2021, Wolt provided DoorDash representatives access to Wolt’s electronic data room.

On September 16, 2021, Messrs. Yandell, Adarkar, Kuusi, Mäkelä and Richter held an in-person meeting in Berlin, Germany, during which they engaged in a strategic discussion of Wolt’s business model and operating model, as well as a discussion of the existing products, existing technology and company cultures of DoorDash and Wolt.

On September 17, 2021, Messrs. Adarkar and Mäkelä held an in-person meeting in Berlin to engage in further discussions regarding Wolt’s business model, business plan and financial plan. Following the meeting, Wolt sent DoorDash the financial plan reviewed at the meeting.

On September 21, 2021, Messrs. Xu and Kuusi held a meeting via videoconference in order to further the discussions engaged in during the in-person meetings in Berlin and to discuss the potential for next steps in a strategic transaction.

On September 23, 2021, Messrs. Adarkar, Richter, Kuusi and Mäkelä and Ravi Inukonda, Vice President of Strategic Finance of DoorDash, held a meeting via videoconference in order to further earlier discussions regarding the operating and business plan of Wolt.

Over the following days, representatives of Wolt provided additional business and financial due diligence materials in response to DoorDash requests and, on September 25, 2021, Wolt provided DoorDash an updated financial plan for the Wolt business.

On September 28 and 29, 2021, Messrs. Xu, Yandell, Kuusi and Mäkelä held an in-person meeting in Helsinki to initiate discussions regarding possible headline terms of a strategic transaction between DoorDash and Wolt. During this period, Messrs. Xu and Yandell met with additional members of the Wolt management team. During the meeting on September 29, 2021, the DoorDash participants shared their view regarding the commercial parameters of a potential transaction between DoorDash and Wolt. Based on such discussions, Wolt’s management resolved to consider the proposal with the Wolt Board.

Over the following days, DoorDash provided additional diligence requests with respect to Wolt’s operations and representatives of Wolt provided additional diligence materials in response to DoorDash’s requests.

On October 1, 2021, the Wolt Board held a videoconference call with all full-time Wolt Board members, including Mr. Kuusi, Petteri Koponen, Ilkka Paananen, Laurel Bowden, Gregory Stanger and Johan Svanström. The Wolt Board discussed the indication of interest made by DoorDash along with a status update for the financing round. During the meeting, Mr. Kuusi presented the proposed headline terms for the potential DoorDash transaction, and it was discussed how the shared vision and cultural fit of the companies could make the transaction a compelling opportunity for Wolt and its shareholders. The Wolt Board ultimately concluded that while the proposition had some potential, the status of discussions with DoorDash and its initial proposal were at too preliminary of a stage for Wolt to accept. The Wolt Board also reviewed the status of discussions related to the proposed preferred share financing and, following discussion, directed management to continue discussions and negotiations related to the financing, which, alongside a prospective initial public offering of Wolt in 2022–2023, was determined to be the main process for the company to continue to pursue. Also, during the meeting, the Wolt Board decided to authorize two board members to negotiate an engagement letter with Qatalyst Partners (“Qatalyst”) to serve as financial advisor to Wolt, if the discussions with DoorDash continued. It was further agreed that Wolt should also seek advice from Qatalyst about engaging with other potential third parties that might have an interest in acquiring Wolt.

During October and November 2021, representatives of Wolt and its advisors continued to engage in negotiations and exchanges of documentation with potential investors related to the potential Wolt preferred share financing round.

Between October 3 and October 20, 2021, based on the advice from Qatalyst, Wolt entered into non-disclosure and clean team agreements with two (2) consumer internet companies (“Company A” and “Company B”) to assess their interest in pursuing an acquisition of Wolt to facilitate further discussions. During this period, Wolt management and representatives of Qatalyst were in contact with each of Company A and Company B and provided additional high-level diligence materials in response to their requests. During the course of the month, Company A and Wolt held additional discussions, including regarding potential antitrust issues, and did not reach an agreement on key terms. In the same period, Wolt held preliminary discussions with Company B and such discussions did not progress to an advanced stage.

On October 3, 2021, Messrs. Xu, Adarkar, Yandell, Inukonda, Kuusi and Michael Golub, Senior Director of Strategic Finance of DoorDash, held a meeting via videoconference during which they engaged in discussions regarding Wolt’s business and financial plan.

On October 4, 2021, Messrs. Yandell, Kuusi and Mäkelä held a meeting via videoconference to discuss next steps and additional diligence requests in relation to a potential strategic transaction between DoorDash and Wolt.

On October 6, 2021, Messrs. Xu and Kuusi held a meeting via videoconference in order to continue the discussions regarding the commercial parameters of a potential transaction. Mr. Kuusi expressed that DoorDash’s proposal was still not acceptable and would have a low probability of success if taken to the Wolt Board.

On October 7, 2021, Messrs. Yandell, Adarkar, Inukonda, Golub, Kuusi, Mäkelä and Jessica Lachs, Vice President of Analytics and Data Science of DoorDash held a meeting via videoconference in order to continue the discussions regarding Wolt’s business and financial plan.

During the weekend of October 9 and 10, 2021, Mr. Kuusi had discussions with full-time Wolt Board members about DoorDash’s initial proposal, and it was concluded in those discussions that the proposal was not acceptable, but given Wolt’s interest in a potential transaction with DoorDash, it was further determined that Mr. Kuusi should continue conversations with the goal of improving the proposal.

On October 11, 2021, Wolt Board held a meeting with full time Wolt Board members, Wolt Board observers, Messrs. Mäkelä and Beyens, and Ms. Tieaho present. In this meeting, the Wolt Board decided to enter into a term sheet with two investors for the proposed preferred share financing round, which reflected a pre-money valuation of Wolt of 6 billion euros. The term sheet was signed later in the same day. Over the course of the following weeks, Wolt’s management and advisors proceeded to negotiate definitive agreements, carry out due diligence for such financing and hold discussions with potential further participants for the financing round.

On October 12, 2021, Christopher Payne, President of DoorDash, held a meeting via videoconference with Messrs. Kuusi and Mäkelä to discuss DoorDash and Wolt’s company cultures and Wolt’s business strategy and operations.

On October 13, 2021, Messrs. Adarkar, Kuusi and Mäkelä, Kristian Beyens, Chief Financial Officer of Wolt, and selected members of the management teams from DoorDash and Wolt held a meeting via videoconference in order to continue the discussions regarding the potential transaction and Wolt’s financial plan.

On October 14 and 15, 2021, Wolt provided DoorDash additional diligence materials, including updates to Wolt’s financial plan.

On October 18, 2021, Wolt signed an engagement letter with Qatalyst following the Wolt Board’s approval. On October 19, 2021, Messrs. Xu, Richter, Kuusi and Mäkelä held a meeting via videoconference during which the DoorDash team presented a revised indication of interest.

On October 21, 2021, the Wolt Board convened an update call via teleconference to discuss the revised indication of interest that had been presented by DoorDash. This meeting was attended by full-time members of the Wolt Board—Petteri Koponen, Ilkka Paananen, Laurel Bowden, Greg Stanger, Johan Svanström and Mr. Kuusi—and representatives from Qatalyst.

On October 22 and 23, 2021, Messrs. Xu and Kuusi held meetings via videoconference to continue discussions on the commercial terms of the potential strategic transaction between DoorDash and Wolt. During those meetings, Mr. Kuusi stated that Wolt was not amenable to DoorDash’s proposal.

On October 23 and 24, 2021, representatives from Goldman Sachs, financial advisor to DoorDash (“Goldman Sachs”), and Qatalyst held discussions regarding the commercial terms previously discussed by representatives of DoorDash and Wolt.

On October 25, 2021, Mr. Xu and Mr. Kuusi discussed DoorDash’s indication of interest, during which Mr. Kuusi proposed that DoorDash further revise the terms for the proposed strategic transaction with Wolt. Later that day, Messrs. Xu, Yandell, Adarkar, Kuusi and Mäkelä, held a meeting via videoconference to discuss the potential transaction. During the meeting, the DoorDash representatives indicated that DoorDash was not open to substantially increasing the aggregate transaction payments above its initial proposal and that DoorDash was terminating discussions as it did not see a path forward given Wolt’s commercial and purchase price expectations.

On October 26, 2021, Messrs. Kuusi, Mäkelä and Beyens, Riikka Tieaho, General Counsel of Wolt, and additional members of the Wolt management team held a meeting with some attendees appearing in person and others via videoconference to provide an update to Wolt’s management team regarding the discussions with DoorDash to date and to engage in a comparison of the alternatives available to Wolt, including moving ahead with the pre-existing plan to engage in another financing round.

Later in the day, Messrs. Xu and Kuusi held a meeting via videoconference during which Mr. Kuusi proposed that the parties continue discussions regarding a potential strategic transaction. On the same day, a further meeting was held via videoconference with Messrs. Xu, Yandell, Richter, Adarkar and Kuusi to continue discussions regarding the headline commercial terms of the potential transaction.

On October 27, 2021, Wolt’s management team held a meeting with some attendees appearing in person and others via videoconference to provide further updates regarding the latest discussions with DoorDash and to discuss the current commercial headline terms.

Subsequent to such meeting, representatives from DoorDash and Wolt began the first of the standing meetings to discuss the process of the transaction (each a “Standing Meeting”). The representatives typically included in each Standing Meeting were Messrs. Xu, Adarkar, Yandell, Richter and Tia Sherringham, who was at the time Vice President, Head of Legal, of DoorDash, and is now General Counsel and Secretary of DoorDash, from DoorDash and Messrs. Kuusi, Mäkelä, Beyens and Ms. Tieaho from Wolt. During the first Standing Meeting, the representatives of DoorDash and Wolt discussed the terms of a written indication of interest for the proposed strategic transaction (the “Indication of Interest”).

On October 28, 2021, the Wolt Board convened an update call via videoconference to discuss the Indication of Interest. This meeting was attended by full-time members of the Wolt Board—Petteri Koponen, Ilkka Paananen, Laurel Bowden, Greg Stanger, Johan Svanström and Mr. Kuusi—and Messrs. Mäkelä and Beyens and Ms. Tieaho. The Wolt Board was updated on both alternatives: the Indication of Interest provided by DoorDash as well as a status update of the financing round. At this time the new financing round had total confirmations of over 1 billion euros, the due diligence was finished and the definitive agreements were pending final approval.

During such update call, and over the course of the following days, it was determined by the Wolt Board and management that Wolt would pursue the DoorDash offer as the primary option because the potential for a strategic transaction with DoorDash, a company with a similar corporate culture, proven product and technology portfolios and a complementary geographic presence, offered greater long-term shareholder value, but that Wolt would not enter into an exclusivity period that would restrict the company from continuing the financing discussions as a strategic alternative. Following this update call, the Wolt Board approved the Indication of Interest and the related exclusivity agreement.

On October 28, 2021, Wolt and DoorDash entered into the Indication of Interest. In connection with entering into the Indication of Interest, Wolt agreed to an exclusivity period through November 9, 2021, with the exception that Wolt could continue to negotiate the terms of the preferred share financing transaction contemplated by the term sheet previously entered into by Wolt.

On October 28, 2021, a Standing Meeting was held via videoconference to engage in further discussions regarding the Indication of Interest. Subsequent to this meeting and following several rounds of comments by the parties and their advisors to the Indication of Interest, DoorDash and Wolt signed the Indication of Interest setting out the major commercial terms of the transaction.

Starting on October 29, 2021, Standing Meetings were held via videoconference on either a twice-daily, or a daily, basis to generally discuss the progress of the transaction. In addition to the attendees noted above, representatives of legal counsel to DoorDash and Wolt attended the majority of these meetings.

On October 30, 2021, representatives of DoorDash, Wolt, Wilson Sonsini Goodrich & Rosati PC, legal counsel to DoorDash (“WSGR”), Avance Attorneys Ltd, Finnish legal counsel to DoorDash (“Avance”), Deloitte Ltd (Deloitte Finland), tax advisor to Wolt (“Deloitte”), Roschier, Attorneys Ltd., Finnish legal counsel to Wolt (“Roschier”), Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to Wolt (“Skadden”), and Qatalyst held a meeting via videoconference to discuss tax matters relating to the transaction, including different structuring approaches and the tax implications of different types of consideration.

On October 31, 2021, representatives of the DoorDash legal team, including Ms. Sherringham, and representatives of the Wolt legal team, including Ms. Tieaho, and legal counsel to both DoorDash and Wolt held a meeting via videoconference to discuss matters relating to the legal due diligence for the transaction. On the same day, representatives from DoorDash, Wolt, WSGR, Roschier, Avance, Deloitte and Qatalyst, held a meeting via videoconference to further the previous discussions regarding tax matters relating to the transaction.

On November 1, 2021, representatives from DoorDash, Wolt, WSGR, Roschier, Skadden, Avance, Deloitte and Qatalyst, held a meeting via videoconference to further the previous discussions regarding tax matters relating to the transaction. Later in the day, the Wolt Board’s full-time members—Ms. Bowden and Messrs. Kuusi, Koponen, Paananen, Stanger and Svanström, representatives of Wolt, including Ms. Tieaho and Messrs. Mäkelä and Beyens, and representatives of Qatalyst held a meeting via videoconference to discuss the status of the transaction.

On November 2, 2021, Messrs. Yandell and Mäkelä held a call to discuss matters relating to the Share Purchase Agreement. Additionally, Messrs. Xu and Kuusi held a call to discuss matters relating to the Share Purchase Agreement. Later in the day, representatives from DoorDash, Wolt, WSGR and Skadden, held a meeting via videoconference to discuss the terms of the transaction.

On November 2, 2021, DoorDash’s legal counsel delivered a Share Purchase Agreement to Wolt’s legal counsel.

On November 3, 2021, representatives of DoorDash, Wolt, WSGR and Skadden, held a meeting via videoconference to continue discussions regarding the terms of the transaction. On the same day, representatives of DoorDash, Wolt and Qatalyst held a meeting via videoconference to discuss the purchase price adjustment mechanism to be included in the terms of the transaction.

On November 3 and 4, 2021 representatives of Wolt and DoorDash participated in business and legal due diligence sessions.

On November 4, 2021, Messrs. Xu and Kuusi held a meeting via videoconference to discuss the status of the transaction.

On November 4, 2021, Wolt’s legal counsel delivered a revised draft of a Share Purchase Agreement to DoorDash’s legal counsel. Over the following days, legal counsel for Wolt and DoorDash negotiated the Share Purchase Agreement and the other transaction agreements.

On November 5, 2021, Wolt held an extraordinary general meeting of shareholders. The extraordinary general meeting resolved to amend the Wolt Articles of Association to create a new share class of class H preferred shares, which would be issued in Wolt’s preferred share financing in the event that the strategic transaction with DoorDash did not move forward. Over the following days, Wolt’s management continued to consider the terms of the preferred share financing before eventually abandoning the financing option as the discussions regarding the strategic acquisition by DoorDash progressed.

Also on November 5, 2021, representatives of the DoorDash legal team, including Ms. Sherringham, and representatives of the Wolt legal team, including Ms. Tieaho, and legal counsel to both DoorDash and Wolt held a meeting via videoconference to discuss matters relating to the legal due diligence for the transaction. Additionally, representatives of DoorDash and Wolt held a meeting via videoconference to discuss the diligence matters. Lastly, Messrs. Xu and Kuusi held a meeting via videoconference to discuss the status of the transaction.

On November 6, 2021, the Wolt Board, senior management of Wolt, representatives of Qatalyst and representatives of Skadden held a meeting via videoconference to provide the Wolt Board with an update regarding the key terms of the transaction and the current draft of the Share Purchase Agreement and to discuss the same.

On November 7, 2021, representatives of DoorDash, Wolt, Avance, WSGR, Skadden and Goldman Sachs held a number of meetings via videoconference to further discussions regarding key terms of the transaction, including the escrow provisions, foreign exchange issues and other outstanding items relating to the Share Purchase Agreement.

On November 8, 2021, the DoorDash Board held a meeting to consider the proposed transaction, which was attended by members of DoorDash senior management, and representatives of Goldman Sachs, WSGR, and Allen & Overy, legal counsel to DoorDash. Following a review of the terms of the Share Purchase Agreement and other material terms of the transaction, the DoorDash Board approved DoorDash’s entry into the agreements related to the transaction.

On November 8, 2021, the Wolt Board, senior management of Wolt, and representatives of Qatalyst, Roschier and Skadden held a meeting via videoconference to discuss the progress relating to the transaction, including the key commercial terms and the Share Purchase Agreement, and for the Wolt Board to consider Wolt’s entry into the agreements related to the transaction. Following discussion and consideration of the alternatives available to Wolt, the Wolt Board determined that the transaction with DoorDash was in the best interest of Wolt as well as Wolt’s shareholders and approved the Share Purchase Agreement and Wolt’s entry into the agreements related to the transaction. On the same day, representatives of DoorDash, Wolt, WSGR, Roschier and Skadden held a meeting via videoconference to discuss the final outstanding items related to the Share Purchase Agreement. Later that day, Mmes. Sherringham and Tieaho and representatives of advisors to DoorDash and Wolt held a meeting via videoconference to discuss the terms of the Share Purchase Agreement.

On November 9, 2021, representatives from DoorDash, Wolt and their respective advisors held via videoconference to conduct a final discussion on the progress of the transaction and its documentation. Later that day, representatives from DoorDash and Wolt signed the Share Purchase Agreement and other transaction documentation. Mr. Kuusi also gave separately his CEO consent for the transaction, as required by the Wolt Shareholders Agreements for any acquisition of Wolt.

The DoorDash Board’s reasons for the Transaction

In evaluating the Transaction, DoorDash Board, in consultation with DoorDash’s senior management and its financial and legal advisors, engaged in numerous discussions regarding the Transaction and received various materials for review and consideration prior to the execution of the Share Purchase Agreement. After consideration and consultation with its senior management and its financial and legal advisors, at a meeting held on November 8, 2021, the DoorDash Board unanimously determined that (i) the Transaction was consistent with and in furtherance of the long-term business strategy of DoorDash and is in the best interests of DoorDash, and (ii) consummation of the Transaction on the terms and conditions substantially as set forth in the Share Purchase Agreement and the other documents necessary to consummate the Transaction and as described and discussed at the meeting of the DoorDash Board were advisable and in the best interests of DoorDash.

In reaching its decision to approve the Share Purchase Agreement, the DoorDash Board considered a variety of factors, including its knowledge of Wolt’s business, operations, financial condition, results of operations and prospects, as well as the risks in achieving those prospects, including uncertainties associated with achieving financial forecasts. The DoorDash Board also considered a variety of other factors, including the significant factors listed below in support of the decision (which are not in any relative order of importance):

•	the fact that DoorDash and Wolt share a vision to build a global platform for local commerce that empowers the communities they operate in;

•	the fact that Wolt employs approximately 5,000 people, not including couriers, and operates a local commerce platform across twenty-three (23) countries;

•	the fact that Wolt’s operational efficiency allows it to operate in a variety of environments ranging from rural towns to dense city centers;

•

the fact that DoorDash expects the ingenuity, product expertise, and operational excellence of the combined company to expand DoorDash’s addressable market, improve its long-term operating efficiency and profit potential and generate significant shareholder value over time;

•	Wolt’s consumer loyalty and retention rate;

•	DoorDash’s ability to retain members of Wolt management through revested consideration and incentive compensation;

•

the fact that the terms of the Share Purchase Agreement and related transaction documents reflected extensive negotiations between the parties and their respective advisors, and the DoorDash Board’s belief that the economic and other terms of the Share Purchase Agreement and related transaction documents, taken as a whole, were the best that Wolt and its shareholders would be willing to offer to DoorDash;

•

the DoorDash Board’s and management’s familiarity with, and understanding of, Wolt’s business, assets, financial condition, results of operations, strategy, competitive position and prospects, the risks and uncertainties facing Wolt, and current and prospective industry, economic and market conditions and trends;

•

information and discussions between DoorDash’s senior management and its financial and legal advisors, on the one hand, and Wolt management and advisors, on the other hand, regarding Wolt’s business, assets, financial condition, results of operations, strategy, competitive position and prospects, including the expected pro forma effect of the Transaction on the combined company;

•	the results of the due diligence review of Wolt and its businesses conducted by DoorDash and its financial advisors and outside legal advisors;

•

the review by the DoorDash Board with DoorDash’s senior management and its financial advisor and legal advisors, as applicable, of the financial and other terms of the Share Purchase Agreement and related transaction documents;

•

the likelihood that the Transaction would be completed based on, among other things, the conditions to the Closing and the assessment of the DoorDash Board, after consulting with its legal advisors, regarding the likelihood of obtaining all required regulatory approvals, and the termination and remedy provisions under the Share Purchase Agreement in the event that the Transaction is not completed due to the failure to obtain required regulatory approvals on the terms and conditions set forth in the Share Purchase Agreement; and

•

the right of each of DoorDash and Wolt to specific performance to prevent breaches and to enforce the terms of the Share Purchase Agreement (as more fully described in the section titled “The Share Purchase Agreement – Specific performance” of this Prospectus.

The DoorDash Board also considered a number of countervailing uncertainties and risks in its deliberations concerning the Transaction, including the following (not necessarily in order of relative importance):

•

the possibility that the Transaction may not be completed or may be unduly delayed for reasons beyond the control of DoorDash and/or Wolt, including the potential length of the regulatory review process and the risk that applicable regulatory authorities may impose conditions on DoorDash and/or Wolt that could jeopardize or delay the completion of, or reduce or delay the anticipated benefits of, the Transaction;

•

the fact that the value of the DoorDash Class A common stock to be issued to Wolt shareholders and Wolt Vested Optionholders in the Transaction is not fixed and, as a result, the value of the consideration to Wolt shareholders and Wolt Vested Optionholders may be more than the price per share of DoorDash Class A common stock at the time of entry into the Share Purchase Agreement in the event of an increase in the trading price of DoorDash Class A common stock during the pendency of the Transaction, and the fact that the Share Purchase Agreement does not provide DoorDash with a price-based termination right or other similar protection in favor of DoorDash or its stockholders in such circumstances;

•

the potential for diversion of management and employee attention and for increased DoorDash employee attrition during the period prior to completion of the Transaction, and the potential effect of the Transaction on DoorDash’s business and relations with customers, merchants, couriers and strategic partners;

•

the difficulty inherent in integrating the businesses of the two companies and the risk that anticipated strategic and other benefits to DoorDash and Wolt following the completion of the Transaction, including any expected synergies, will not be realized or will take longer to realize than expected;

•	the transaction costs to be incurred in connection with the Transaction, regardless of whether the Transaction is consummated;

•	the retention cost to be incurred in connection with the Transaction if the Transaction is consummated;

•	the fact that if the Transaction is not consummated, DoorDash will have expended significant human and financial resources on a failed transaction; and

•

various other risks associated with the transaction and the businesses of DoorDash, Wolt and the combined company following the completion of the transaction described in the sections titled “Risk factors” and “Information about this Prospectus – Forward-looking statements” of this Prospectus.

The DoorDash Board determined that the benefits expected to be achieved for DoorDash and its stockholders as a result of the Transaction outweighed these potential risks and uncertainties. The DoorDash Board recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the Prospectus.

The DoorDash Board concluded that the potentially negative factors associated with the Transaction were outweighed by the potential benefits that it expected DoorDash and its stockholders would achieve as a result of entering into the Transaction. Accordingly, the DoorDash Board determined that the Transaction was in the best interests of DoorDash.

The foregoing discussion of the factors considered by the DoorDash Board is not intended to be exhaustive, but, rather, includes certain illustrative material factors considered by the DoorDash Board. In view of the wide variety of factors considered by the DoorDash Board in connection with its evaluation of the Transaction and the complexity of these matters, in reaching their decisions to approve the Transaction, the DoorDash Board did not quantify or assign any relative weights to the factors considered, and individual board members may have given different weights to different factors and/or considered other factors altogether. The DoorDash Board considered the applicable factors as a whole in the context of the Transaction, including with the use of thorough discussions with, and questioning of, DoorDash management and DoorDash’s financial and legal advisors, and overall considered such factors to be favorable to, and to support, their determination.

This discussion of DoorDash’s reasons for the Transaction is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections titled “Risk factors” and “Information about this Prospectus –Forward-looking statements” of this Prospectus, which sections should be read in conjunction with this discussion of the DoorDash Board’s reasons for the Transaction.

The Wolt Board’s reasons for the Transaction

At a meeting held on November 8, 2021, the Wolt Board unanimously determined that the Share Purchase Agreement and the Transaction are in the best interests of, and fair to, Wolt and its shareholders. In evaluating and ultimately approving the Transaction, the Wolt Board, in consultation with Wolt’s management and Wolt’s financial and legal advisors, engaged in numerous discussions regarding the Transaction, held meetings, received materials for review and consideration, and considered a variety of alternatives available to the company. The alternatives included a new funding round with commitments of over 1 billion euros for which Wolt had received a term sheet and gone through a due diligence process and other preparations parallel to the DoorDash process, including continuing as an independent company with a view towards an initial public offering in either 2022 or 2023. In evaluating the Transaction and in reaching its decision, the Wolt Board also considered a variety of other factors, including the significant factors listed below (which are not in any relative order of importance):

•

the opportunity to combine two successful businesses with well-positioned and proven product and technology portfolios and complementary geographic presence—DoorDash, a market leader in the US with successful operations in Australia and Canada, and Wolt, a rapidly expanding company operating in twenty-three (23) countries in Europe and Asia, including, among others, Japan, Finland, Denmark, Hungary, Germany and Israel;

•	the fact that the combined company will have greater technical resources for their respective delivery logistics platforms;

•	the expectation that the combined company will have increased financial strength and flexibility;

•	the expectation that the combined company would create additional growth opportunities by leveraging the respective strengths of each business, which is expected to create long-term shareholder value;

•

the amount and form of consideration to be paid in the Transaction, including the fact that the number of shares of DoorDash Class A common stock to be issued in the Transaction is fixed (subject to the purchase price adjustments set forth in the Share Purchase Agreement), indicating that Wolt shareholders could be adversely affected by a decrease in the trading price of DoorDash Class A common stock during the pendency of the Transaction;

•

the fact that the Total Share Consideration and Per Share Closing Stock Consideration offers Wolt shareholders and Wolt Vested Optionholders an opportunity to participate in the potential for earnings per share accretion and potential synergies created by the Transaction;

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the expectation that the Transaction will result in greater long-term value for Wolt securityholders than the potential for earnings per share accretion that might result from other alternatives available to Wolt, including seeking an alternative transaction with another third party, remaining an independent private company and completing a funding round or pursuing an initial public offering;

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information and discussions with Wolt’s management and its legal and financial advisors regarding the structure of the Transaction, the financial and other terms of the Share Purchase Agreement and related documents, and DoorDash’s business, assets, financial condition, results of operations, current business strategy, competitive position and prospects, including the expected pro forma effect of the Transaction on the combined company; and

•

the fact that the Supporting Stockholders have entered into the Support Agreements with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their shares of Wolt Shares and Vested Wolt Options to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date (as more fully described in the section titled “Ancillary Agreements – The Support Agreements” of this Prospectus).

In the course of its evaluation of the Share Purchase Agreement, the Wolt Board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	the possibility that the Transaction may not be completed or that completion may be unduly delayed for reasons beyond the control of Wolt and/or DoorDash;

•

the fact that Wolt was in the process of negotiating a funding round that would secure additional capital enabling the continued implementation and execution of Wolt’s strategy, and that the Share Purchase Agreement would prevent the completion of the funding round and prohibit Wolt from obtaining such additional financing without the consent of DoorDash;

•

the amount and form of consideration to be paid in the Transaction, including the fact that the number of shares of DoorDash Class A common stock to be issued in the Transaction is fixed (subject to the purchase price adjustments set forth in the Share Purchase Agreement), indicating that Wolt shareholders could be adversely affected by a decrease in the trading price of DoorDash Class A common stock during the pendency of the Transaction;

•

the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the Transaction, and the potential effect of the Transaction on Wolt’s business and relations with customers, suppliers and strategic partners;

•

the restrictions on the conduct of Wolt’s business prior to completion of the Transaction, requiring Wolt to conduct its business in the ordinary course, subject to specific limitations or DoorDash’s written consent, which could delay or prevent Wolt from undertaking business opportunities that may arise pending completion of the Transaction and could negatively impact Wolt’s ability to attract and retain employees and decisions of customers, suppliers and strategic partners;

•

the difficulty inherent in integrating the businesses, assets and workforces of the two companies and the risk that anticipated strategic and other benefits to Wolt and DoorDash following completion of the Transaction, including any expected synergies, will not be realized or will take longer to realize than expected;

•	the transaction costs to be incurred in connection with the Transaction, regardless of whether the Transaction is completed;

•

the fact that the Share Purchase Agreement prohibits Wolt from soliciting or facilitating proposals for alternative transactions or engage in discussions regarding such proposals (as more fully described in the section titled “The Share Purchase Agreement – No solicitation of alternative transactions” of this Prospectus; and

•

various other risks associated with the Transaction and the business of Wolt and the combined company described in the sections titled “Risk factors” and “Information about this Prospectus – Forward-looking statements” of this Prospectus.

In addition to considering the factors described above, the Wolt Board considered the fact that some of Wolt’s board members and management team members may have other interests in the Transaction that are different from, or in addition to, the interests of Wolt shareholders generally, as more fully described in the section titled “Information about Wolt – Interests of board and management members of Wolt in the Transaction” of this Prospectus. However, it should be noted that in considering and resolving on matters related to the Transaction, the board members and management team members of Wolt have concluded, as a matter of Finnish law, that they do not have any conflicts of interest which would prevent any of them from considering matters relating to the Transaction or resolving upon them.

Each member of the Wolt Board concluded that the potentially negative factors associated with the Transaction were outweighed by the potential benefits that it expected Wolt and its shareholders would achieve as a result of entering into the Transaction. Accordingly, the Wolt Board determined that the Transaction was in the best interests of, and fair to, Wolt and its shareholders.

The foregoing discussion of the factors considered by the Wolt Board is not intended to be exhaustive, but, rather, includes certain illustrative material factors considered by the Wolt Board. In view of the wide variety of factors considered by the Wolt Board in connection with its evaluation of the Transaction and the complexity of these matters, in reaching their decisions to approve the Transaction, the Wolt Board did not quantify or assign any relative weights to the factors considered, and individual board members may have given different weights to different factors and/or considered other factors altogether. The Wolt Board considered the applicable factors as a whole in the context of the Transaction, including with the use of thorough discussions with, and questioning of, Wolt management and Wolt’s financial and legal advisors, and overall considered such factors to be favorable to, and to support, their determination.

This discussion of Wolt’s reasons for the Transaction is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections titled “Risk Factors” and “Information about this Prospectus – Forward-looking statements” of this Prospectus, which sections should be read in conjunction with this discussion of the Wolt Board’s reasons for the Transaction.

Regulatory approvals

The parties are required to execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental entity, whether federal, state, local or foreign, that may be reasonably required, or that DoorDash may reasonably request, in connection with the Transaction.

Wolt License Services Oy, a subsidiary of Wolt, is a licensed payment institution under the Finnish Act on Payment Institutions (statute 297/2010, as amended). As the Transaction constitutes an indirect change of control in Wolt License Services Oy, DoorDash is under Finnish law required to notify the Transaction to the FIN-FSA. The FIN-FSA has a right to prohibit the Transaction and it may also prohibit DoorDash from indirectly exercising its voting rights in Wolt License Services Oy if the Transaction is consummated before the FIN-FSA approval. Therefore, the Transaction is conditioned upon the FIN-FSA approval. Once the FIN-FSA has, within two (2) business days from the filing of the notification, confirmed that the information provided in the notification is considered complete, the statutory handling time applicable to the notification is sixty (60) business days, which may be extended by up to thirty (30) business days if the FIN-FSA deems that it needs additional information in order to process the notification. On December 20, 2021, DoorDash filed the notification regarding the indirect change of control in Wolt License Services Oy with the FIN-FSA.

In connection with the Transaction, the parties also intend to deliver a notification to the NYSE regarding the listing of additional DoorDash Class A common stock that will be registered pursuant to the Registration Statement.

Although the parties expect to obtain all required regulatory clearances to complete the Transaction, they cannot provide any assurances that the applicable regulators or other government agencies (including pursuant to any applicable United States or foreign investment laws or laws that provide for review of national security or defense matters and/or the cross-border acquisition of any interest in or assets of a business under the jurisdiction of an applicable United States or foreign governmental entity (“Investment Laws”)), including private parties or additional state attorneys general, will not initiate actions to challenge the Transaction before or after they are completed. Any such challenge to the Transaction could result in an administrative or court order enjoining the Transaction or in restrictions or conditions that would have a DoorDash Material Adverse Effect or a Wolt Material Adverse Effect (as defined below) after completion of the Transaction. Such restrictions and conditions could include requiring the divestiture or spin-off of certain businesses, assets or products, the licensing of intellectual property rights, and the imposition of limitations on the ability of Wolt, as a condition to completion of the Transaction, to operate its business as it sees fit. Neither DoorDash nor Wolt can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction. In particular, DoorDash shall prior to the Closing, subject to the terms and conditions of the Share

Purchase Agreement, in each jurisdiction that is not a Primary Jurisdiction (as defined below), take, or cause to be taken, all actions, all things necessary, proper or advisable under the Share Purchase Agreement and any applicable antitrust laws and Investment Laws, including, to consummate and make effective, as promptly as practicable after the date of the Share Purchase Agreement and in any event prior to the End Date (as defined below), the Purchase, including taking Burdensome Actions (as defined in the Share Purchase Agreement). For the purposes of this Prospectus a “Primary Jurisdiction” shall mean any of Denmark, Finland, Israel, Germany and Japan. For Germany and Japan only, for DoorDash, “reasonable best efforts” shall include taking Burdensome Actions, but only with respect to the business of DoorDash in Germany and Japan, respectively (but not with respect to the business of Wolt in Germany or Japan).

Neither DoorDash nor Wolt can provide assurance that any such regulatory approvals will not result in the delay or abandonment of the Transaction.

No shareholder approval required

The approval of the Share Purchase Agreement and the Transaction by DoorDash does not require the affirmative vote or consent of DoorDash stockholders. While Wolt shareholders are required to sign Joinder Agreements as a condition in the Share Purchase Agreement, no Wolt shareholder vote or approval is required.

Indemnification

Following the Closing, pursuant to the Share Purchase Agreement, each of the Sellers and the holders of Indemnity Escrow Substitute RSUs (together, the “Indemnifying Parties”) shall indemnify (on a several and not joint basis based on their pro rata portion of the aggregate purchase consideration) DoorDash and its affiliates (including Wolt) (collectively, the “Indemnified Parties”) against, and hold them harmless from, any losses, liabilities, damages, deficiencies, taxes, costs, interest, awards, judgments, settlements, penalties, fees and expenses, including reasonable and documented out-of-pocket attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigation, defending against, prosecuting, or settling any of the foregoing) and court or arbitration costs, but excluding punitive or exemplary damages (other than as paid to a third party) (collectively, “Losses”) paid or incurred by any of the Indemnified Parties (regardless of whether or not such Losses relate to any third-party claims) directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of Wolt’s representations and warranties, (ii) any breach of Wolt’s or the Securityholder Representative’s covenants, (iii) any inaccuracy in any information set forth in the payment spreadsheets or the closing statement delivered by Wolt pursuant to the Share Purchase Agreement, (iv) any pre-closing taxes not set forth in the payment spreadsheets, (v) any claims or threatened claims by any actual or purported or former Wolt securityholder including any claims alleging violations of fiduciary duty by any current or former member of the Wolt Board or officers, (vi) any fraud committed by or on behalf of Wolt or any of its representatives in connection with the Transaction and (vii) certain other specified third-party claims set forth in a confidential schedule (such indemnifiable matters, collectively the “Wolt Related Indemnifiable Matters”).

In addition, following the Closing, each Indemnifying Party shall indemnify (on a several and not joint basis) the Indemnified Parties against, and hold them harmless from, any Losses paid or incurred by any of the Indemnified Parties directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of such Indemnifying Party’s representations and warranties, (ii) any breach of such Indemnifying Party’s covenants and (iii) any fraud committed by or on behalf of such Indemnifying Party or any of its representatives in connection with the Transaction.

The Indemnity Escrow Shares (as defined below) and the Indemnity Escrow Substitute RSUs (together, the “Indemnity Escrow Available Recourse”) shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The number of Indemnity Escrow Shares and the Indemnity Escrow Substitute RSUs shall in the aggregate be equal to the Indemnity Escrow Number (as defined below). The Indemnifying Parties will not be required to make any indemnification payments for any inaccuracy or breach of the representations and warranties of Wolt until (i) the Losses for any particular loss (and any related indemnifiable losses arising from the same or substantially similar underlying facts, circumstances, or claims) exceeds €750,000 and (ii) the total amount of all Losses that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Parties as a result of any inaccuracy in or breach of any of the representations and warranties of Wolt or any breach of any covenant by Wolt or the Securityholder

Representative, in the aggregate, exceeds €25 million in the aggregate; provided, however, that the aforementioned requirements set forth in clauses (i) and (ii) to make any indemnification payments will not apply to breaches of fundamental representations or warranties of Wolt or any fraud by Wolt. Indemnification claims for losses directly or indirectly resulting from the matters set forth in a certain confidential schedule shall be limited, in the aggregate to €200 million from the Indemnity Escrow Available Recourse. The sole recourse of the Indemnified Parties for indemnification claims for breach of the Wolt representations and warranties will be the Indemnity Escrow Available Recourse; provided, however, that the aforementioned limitation will not apply to breaches of fundamental representations or warranties or any fraud by Wolt.

In no event will any Indemnifying Party be liable to the Indemnified Parties for Losses with respect to the Wolt Related Indemnifiable Matters in excess of such Indemnifying Party’s pro rata share of such Losses and in no event will any Indemnifying Party’s liability for indemnifiable Losses exceed such Indemnifying Party’s portion of the aggregate consideration actually received by such Indemnifying Party (except an Indemnifying Party will be liable to the Indemnified Parties for the full amount of any Losses resulting from, arising out of or related to such Indemnifying Party’s own fraud or the right of any Indemnified Party to pursue remedies under or related to any ancillary agreement against such Indemnifying Party). Payments by the Indemnifying Parties in respect of any Losses will be calculated after giving effect to any Losses recoverable by the Indemnified Parties from insurance policies (net of any (i) reasonable and documented out-of-pocket costs and expenses (including taxes) incurred by such Indemnified Party or its affiliates and its and their respective representatives in procuring such recovery; (ii) any increases in premiums or premium adjustments to the extent attributable to such recovery (applicable to any past, present or future premiums); and (iii) deductibles and other amounts incurred in connection with such recovery).

The indemnification provisions of the Share Purchase Agreement are the Indemnified Parties’ sole and exclusive remedy following the Closing arising from or relating to the Share Purchase Agreement or the Transaction, except for (i) claims under Section 8.11 of the Share Purchase Agreement, (ii) claims for specific performance or injunctive relief and (iii) claims under or related to any related agreement in connection with the Transaction; provided, however, that nothing in the Share Purchase Agreement shall limit the liability of any person or entity in connection with a claim based on fraud committed by such person or entity.

For purposes of this Prospectus, the following terms shall have the following meanings: (i) “Indemnity Escrow Number” means a number of equal to 2,250,409; (ii) “Indemnity Escrow Equity” means a number of shares of DoorDash Class A common stock and Substitute RSUs equal to, in the aggregate, the Indemnity Escrow Number; and (iii) “Indemnity Escrow Shares” means the shares of DoorDash Class A common stock included in the Indemnity Escrow Equity.

For additional information, please see the section titled “The Share Purchase Agreement – Indemnification” of this Prospectus.

Listing of DoorDash Class A common stock

DoorDash expects to obtain approval to list the shares of DoorDash Class A common stock to be issued pursuant to the Share Purchase Agreement on the NYSE, which approval is a condition to the Closing. Accordingly, application will be made to have the shares of DoorDash Class A common stock to be issued pursuant to the Share Purchase Agreement approved for listing on the NYSE, where shares of DoorDash Class A common stock are currently traded under the symbol “DASH.”

Exchange Agent and Escrow Agent

Prior to the effective time of the Transaction, DoorDash will appoint Computershare Trust Company as the exchange agent or another exchange agent selected by DoorDash that is reasonably acceptable to Wolt and the Securityholder Representative (the “Exchange Agent”) for purposes of exchanging certain consideration to be paid under the Share Purchase Agreement. In addition, Computershare Trust Company acts as an escrow agent for the purpose of the Transaction (the “Escrow Agent”).

After receipt by the Exchange Agent of (i) a duly executed equity transfer agreement (ii) a Joinder Agreement and (iii) a completed IRS form W-8 or the appropriate series of IRS Form W-8 by a Seller, DoorDash will cause the Exchange Agent to issue the amount of shares of DoorDash Class A common stock that such Seller has the right to receive pursuant to the Share Purchase Agreement.

Appraisal and dissenters’ rights

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Finnish law, Wolt shareholders are not entitled to appraisal rights in connection with the Transaction.

Tax treatment of the Purchase

Finnish tax consequences

For information on certain aspects of Finnish taxation that may be relevant in connection with the Transaction, please see the section titled “Finnish taxation” of this Prospectus.

Withholding Rights

Each of DoorDash, Wolt, the Exchange Agent, the Escrow Agent, each of their affiliates and representatives, and any other applicable withholding agent shall be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Wolt securityholder, former Wolt securityholder or other person or entity pursuant to the Share Purchase Agreement such amounts as may be required to be deducted or withheld under any applicable tax law, with respect to the making of such payment. All amounts so deducted or withheld and paid over to the applicable governmental authority will be treated for all purposes of the Share Purchase Agreement as having been paid to the person or entity in respect of which such deduction and withholding was made. Before making any deduction and withholding (other than in respect of compensation), the applicable withholding agent is required to use commercially reasonable efforts to provide a reasonable advance notice to the Securityholder Representative.

Accounting treatment of the Transaction

DoorDash prepares its financial statements in accordance with U.S. GAAP. The Transaction will be accounted for under the acquisition method of accounting in accordance with FASB ASC 805 with DoorDash as the accounting acquirer. DoorDash will record the assets acquired, including identifiable intangible assets, and liabilities assumed from Wolt at their respective fair values at the date of Transaction completion. Any excess purchase consideration over the net fair value of such assets and liabilities will be recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

The financial condition and results of operations of DoorDash after completion of the Transaction will reflect Wolt after completion of the Transaction, but will not be restated retroactively to reflect the historical financial condition or results of operations of Wolt. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, DoorDash determines that tangible or intangible assets (including goodwill) are impaired, DoorDash would record an impairment charge at that time.

Dilution

Based on the consideration payable to Wolt shareholders and Wolt Vested Optionholders pursuant to the Share Purchase Agreement and the number of shares of DoorDash Class A common stock outstanding as of January 31, 2022, it is expected that, immediately after completion of the Transaction, former Wolt securityholders will own approximately 11.12% of the outstanding DoorDash Class A common stock, resulting in a corresponding dilution of the total ownership of existing holders of DoorDash Class A common stock. The estimated dilution is exclusive of the shares being issued in escrow as further described in the Share Purchase Agreement and any further dilution that may be caused as a result of vesting of the Substitute RSUs. Further, the Total Share Consideration will not be determined until the Closing, and any changes in the amount of the Consideration Adjustments as compared to the estimated amount of the Consideration Adjustments used for purposes of the above estimate would result in the dilution of the ownership of existing holders of DoorDash Class A common stock being proportionately decreased or increased, as applicable.

Fees and costs relating to the Finnish offering

According to estimates as of the date of this Prospectus, the total costs for DoorDash arising in connection with the offer to the public (as defined in the Prospectus Regulation) of DoorDash Class A common stock in Finland in connection with the Transaction, mostly consisting of expenses related to financial and legal advisory services, are expected to amount to approximately USD 4.6 million.

THE SHARE PURCHASE AGREEMENT

The following section summarizes material provisions of the Share Purchase Agreement, which is included in this Prospectus as Annex A. The summary of the material provisions of the Share Purchase Agreement below and elsewhere in this Prospectus is qualified in its entirety by reference to the Share Purchase Agreement. This summary does not purport to be complete and may not contain all of the information about the Share Purchase Agreement that is important to an investor. The rights and obligations of DoorDash and Wolt are governed by the Share Purchase Agreement and not by this summary or any other information contained in or incorporated by reference into this Prospectus. Wolt securityholders are urged to read the Share Purchase Agreement carefully and in its entirety, as well as this Prospectus and the information incorporated by reference into this Prospectus, before making any decisions regarding the Share Purchase Agreement and the Transaction. Capitalized terms used but not otherwise defined herein or elsewhere in this Prospectus shall have the respective meanings ascribed to such terms in the Share Purchase Agreement.

Explanatory note regarding the Share Purchase Agreement

The Share Purchase Agreement is included in this Prospectus as Annex A and described in this summary to provide Wolt securityholders with information regarding its terms. The Share Purchase Agreement contains representations and warranties by Wolt and Sellers, on the one hand, and by DoorDash, on the other hand, which were made solely for the benefit of the other parties for purposes of the Share Purchase Agreement. The representations, warranties and covenants made in the Share Purchase Agreement by Wolt, DoorDash and the Sellers were qualified and subject to important limitations agreed to by Wolt, DoorDash and the Sellers in connection with negotiating the terms of the Share Purchase Agreement. In particular, when reviewing the representations and warranties contained in the Share Purchase Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Share Purchase Agreement may have the right not to consummate the Transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Share Purchase Agreement, rather than establishing matters as facts about Wolt, the Sellers or DoorDash or any other person at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure statement that Wolt delivered in connection with the Share Purchase Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Prospectus, may have changed since the date of the Share Purchase Agreement. Accordingly, the representations and warranties and other provisions of the Share Purchase Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Prospectus and in the documents incorporated by reference into this Prospectus.

The Transaction

DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares and Vested Wolt Options from the Sellers.

In connection with the execution of the Share Purchase Agreement, the Supporting Stockholders have entered into Support Agreements with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt Shares and Vested Wolt Options to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date. The Support Agreements were entered into by holders of 5% or more of the Wolt Shares, management team members, board members or founders of Wolt.

Pursuant to the Share Purchase Agreement, Wolt and each Seller (including each Supporting Stockholder) will use their reasonable best efforts to cause each of the Wolt shareholders and Wolt Vested Optionholders who have not yet duly executed and delivered a Joinder Agreement to DoorDash and Wolt, to duly execute and deliver a Joinder Agreement to Wolt and DoorDash as promptly as practicable following the Registration Statement Effective Date.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt securityholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements, powers of attorney and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Shareholders Agreements.

Under the terms of the Wolt Shareholders Agreements, Wolt shareholders have tag along rights that they can exercise via a notice to join the Transaction and sell their Wolt Shares to DoorDash. Exercise of the tag along right is not required and such exercise of the tag along right would not change the terms and conditions under which Wolt shareholders’ Wolt Shares will be transferred to DoorDash.

If all Wolt shareholders do not voluntarily accede to the Transaction by way of signing a Joinder Agreement within forty-five (45) days following Registration Statement Effective Date, Wolt and each Supporting Stockholder shall, in accordance with the provisions of the Share Purchase Agreement and within two (2) business days thereafter, commence the Drag-Along Exercise, cause the Drag-Along Exercise to remain effective through the completion of the Transaction and cause a Joinder Agreement to be executed on behalf of each Wolt shareholder that has not duly executed and delivered a binding Joinder Agreement as such person’s or entity’s agent and attorney pursuant the Wolt Shareholders Agreements. Any Vested Wolt Options held by any holder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement as described above shall be cancelled and extinguished pursuant to the terms applicable to such Vested Wolt Options. The Supporting Stockholders constitute the requisite majorities to commence the Drag-Along Exercise.

Wolt and the Supporting Stockholders will, before commencing the Drag-Along Exercise set forth in the Wolt Shareholders Agreements, first approach the other Wolt shareholders and Wolt Vested Optionholders and seek to have as many of them as possible sign Joinder Agreements and powers of attorney as well as other necessary ancillary documentation to implement the sale to DoorDash of the Wolt Shares and Vested Wolt Options held by such Wolt shareholders and Wolt Vested Optionholders pursuant to the Share Purchase Agreement. The Wolt Vested Optionholders will be informed of (i) their right to exercise their option rights pursuant to the terms of the applicable option plans and (ii) the possibility of selling their Vested Wolt Options directly to DoorDash by acceding to the Share Purchase Agreement as Sellers by signing Joinder Agreements and/or powers of attorney.

Closing of the Transaction

The Share Purchase Agreement provides that, unless another date is agreed to in writing by DoorDash and Wolt, the Closing will take place no later than the fifth business day after the satisfaction or waiver of the conditions to the Closing (other than such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or permitted waiver of such conditions at the Closing).

Treatment of Wolt securities; purchase price consideration and adjustments

At the Closing, (i) each Wolt Share held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from the Indemnity Escrow Fund and (ii) each Vested Wolt Option held by a Seller will be sold to DoorDash in exchange for (A) a number of shares of DoorDash Class A common stock equal to the Per Share Closing Stock Consideration, reduced by the quotient equal to (1) an amount equal to the aggregate exercise price of such Vested Wolt Option and any applicable tax withholding amount, divided by (2) €177.7454, and (B) the right to receive a portion of the shares of DoorDash Class A common stock released from the Indemnity Escrow Fund (if any). Each Vested Wolt Option that is not sold to DoorDash pursuant to the Share Purchase Agreement and remains unexercised as of immediately prior to the Closing will be cancelled and extinguished. No fractional shares will be issued in the Purchase. Instead, the shares issuable to each Seller shall be aggregated on a Seller-by-Seller basis, and the number of shares of DoorDash Class A common stock to be issued to each Seller in exchange for the Wolt Shares and Vested Wolt Options held by such Seller shall be rounded up to the nearest whole number. After the consummation of the Purchase, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities. The DoorDash Class A common stock received by certain key employees of Wolt in exchange of their Vested Wolt Options will, subject to their continued employment, vest gradually over a four-year period. In light of the final and binding advance ruling which has been received from the Finnish Tax

Administration confirming that an exchange of such Vested Wolt Options into DoorDash RSUs, instead of DoorDash Class A common stock, defers taxation until the restricted stock units vest, the parties may agree that certain Vested Wolt Options will be exchanged into DoorDash RSUs.

At the Closing, the Unvested Wolt Options will be cancelled and extinguished and, with respect to any Unvested Wolt Option held by a Continuing Employee, will be entitled to the following: (i) in lieu of such Unvested Wolt Options, DoorDash will grant an award of Substitute RSUs covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement, and (ii) an award of Indemnity Escrow Substitute RSUs covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement.

In addition, certain key employees of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement, which agreements provide the Restricted Consideration will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to the key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. If, prior to the date the Restricted Consideration is fully vested, there is a change in control of Wolt or DoorDash or the key employee’s employment is involuntarily terminated without “cause,” due to the key employee’s death or “disability” or for “good reason,” then a portion of the then-unvested Restricted Consideration will become immediately vested, subject to the key employee (or his or her estate, as applicable) timely signing and not revoking a release of claims.

Pursuant to the Share Purchase Agreement, the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration divided by the Company Security Number. The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, minus (ii) 2,250,409 shares (which shall be available to compensate DoorDash and its affiliates for the matters provided for in the Share Purchase Agreement), plus or minus, as applicable, (iii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness, net working capital and aggregate option exercise prices for outstanding Wolt options. For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Ratio (which will be calculated at the Closing). Further, the amount of any tax receivables (which have been confirmed by the Finnish Tax Administration as refundable or creditable to Wolt) of value-added taxes arising with respect to Wolt’s transaction costs will be taken into account when computing the amount of the Consideration Adjustments and hence also the amount of the Per Share Closing Stock Consideration.

While the date of the Closing has not yet been determined, if the Closing were to occur during the first half of calendar year 2022, Wolt currently estimates (based in part on Wolt’s estimate of the Consideration Adjustments (including a preliminary forecast of Wolt’s closing balance sheet) and the number of Wolt’s securities anticipated to be outstanding as of the Closing) that the Per Share Closing Stock Consideration would equal approximately one fifteenth (1/15) to one eighteenth (1/18) of a share of DoorDash Class A common stock, meaning that one (1) share of DoorDash Class A common stock would be issued in exchange for approximately fifteen (15) to eighteen (18) Wolt Shares. The estimate is exclusive of the shares being issued in escrow as further described in the Share Purchase Agreement. At this estimated Per Share Closing Stock Consideration, one (1) share of DoorDash Class A common stock or one (1) Substitute RSU would be issued in exchange for approximately sixteen (16) to twenty (20) Vested Wolt Options or Unvested Wolt Options, respectively. This equates to the excess of (i) the product of (a) the number of Wolt Shares with respect to which such Wolt option is outstanding as of immediately prior to the Closing, multiplied by (b) the Per Share Closing Stock Consideration minus (ii)(a) the aggregate per share exercise price of such Wolt options, divided by (b) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock. The actual amount of the Per Share Closing Stock Consideration will not be determined until the Closing, and any changes in Wolt’s estimate (including with respect to the Consideration Adjustments and the number of Wolt securities anticipated to be outstanding as of the Closing) as compared to the amounts used for purposes of the above estimates, would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration.

Escrow fund; Indemnity Escrow Available Recourse

As soon as reasonably practicable after the Closing, DoorDash shall issue or cause to be issued to the Escrow Agent the Indemnity Escrow Shares, which shall be held in trust as an escrow fund in accordance with the terms of the Escrow Agreement.

On or prior to the date that is three (3) business days after the date that is fifteen (15) months following the Closing Date (the “Expiration Date”), DoorDash and the Securityholder Representative (as defined in the section titled “ – Securityholder Representative” below) shall cause to be released or removed, as applicable from the Indemnity Escrow Available Recourse that number of Indemnity Escrow Shares and Indemnity Escrow Substitute RSUs (starting (i) first with Indemnity Escrow Shares in reverse chronological order of latest vesting, (ii) second, with Indemnity Escrow Substitute RSUs in reverse chronological order of latest to satisfy time-based vesting requirements under Section1.1(h)(ii) of the Share Purchase Agreement, and (iii) third, with Indemnity Escrow Shares which are not subject to vesting), in each case, having an aggregate value equal to (x) the aggregate amount then-remaining in the Indemnity Escrow Available Recourse, less (y) such aggregate amount of Indemnity Escrow Equity as is reasonably necessary (with each Indemnity Escrow Share and Indemnity Escrow Substitute RSU being valued at the DoorDash Share Deemed Value) to satisfy any then-unsatisfied claims specified in a valid claim notice delivered in good faith to the Securityholder Representative on or prior to the Expiration Date (the amount to be released, the “Initial Indemnity Escrow Release Amount”) and transfer to (in the case of DoorDash Class A common stock) or cancel the escrow-related vesting terms (in the case of Substitute RSUs), in respect of each of the Indemnifying Parties, the Initial Indemnity Escrow Release Amount in accordance with his, her, or its pro rata portion. DoorDash and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund the portion of the Initial Indemnity Escrow Release Amount comprised of Indemnity Escrow Shares.

Upon the resolution of all pending indemnification claims for which a portion of the Indemnity Escrow Available Recourse was withheld (and after any distributions from the Indemnity Escrow Available Recourse to the Indemnified Parties), DoorDash and the Securityholder Representative shall cause to be released (in the case of DoorDash Class A common stock) or removed (in the case of Substitute RSUs) from the Indemnity Escrow Available Recourse all then-remaining amounts in the Indemnity Escrow Fund and all remaining Indemnity Escrow Substitute RSUs (the “Final Indemnity Escrow Release Amount”), and cause DoorDash Class A common stock to be transferred to or the escrow-related vesting terms of Indemnity Escrow Substitute RSUs to be cancelled in respect of each of the Indemnifying Parties the Final Indemnity Escrow Release Amount in accordance with his, her, or its pro rata portion.

Fractional shares

No fractional shares will be issued in the Purchase. Instead, the shares issuable to each Seller shall be aggregated on a Seller-by-Seller basis, and the number of shares of DoorDash Class A common stock to be issued to each Seller in exchange for the Wolt Shares and Vested Wolt Options held by such Seller shall be rounded up to the nearest whole number. After the consummation of the Purchase, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities.

Withholding rights

Each of DoorDash, Wolt, the Exchange Agent, the Escrow Agent, each of their affiliates and representatives, and any other applicable withholding agent shall be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Wolt securityholder, former Wolt securityholder or other person or entity pursuant to the Share Purchase Agreement such amounts as may be required to be deducted or withheld under any applicable tax law, with respect to the making of such payment. All amounts so deducted or withheld and paid over to the applicable governmental authority will be treated for all purposes of the Share Purchase Agreement as having been paid to the person or entity in respect of which such deduction and withholding was made. Before making any deduction and withholding (other than in respect of compensation), the applicable withholding agent is required to use commercially reasonable efforts to provide a reasonable advance notice to the Securityholder Representative.

Representations and warranties

The Share Purchase Agreement contains customary representations and warranties by Wolt, DoorDash and the Sellers that are subject, in some cases, to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect on the applicable party).

The Share Purchase Agreement contains representations and warranties by Wolt relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business;

•	corporate power; authority and enforceability of the Share Purchase Agreement;

•	governmental approvals;

•	absence of certain conflicts;

•	capitalization;

•	subsidiaries;

•	financial information;

•	corporate records and documentation;

•	related party transactions;

•	absence of undisclosed liabilities;

•	absence of certain changes;

•	intellectual property, information technology and data protection and privacy;

•	material contracts;

•	employee benefit plans;

•	employment matters and pensions;

•	tax matters;

•	environmental matters, health and safety;

•	real property;

•	absence of certain legal proceedings and governmental orders;

•	insurance matters;

•	compliance with applicable laws;

•	possession of and compliance with required permits;

•	anti-bribery and corruption, sanctions and compliance;

•	board members and chief executive officers;

•	active users;

•	complete copies of materials;

•	accuracy and completeness of information supplied in prospectus ; and

•	broker’s fees and expenses.

The Share Purchase Agreement includes representations by Sellers relating to, among other things, the following:

•	capitalization;

•	requisite power and authority and enforceability of the Share Purchase Agreement;

•	absence of certain claims against Wolt;

•	absence of certain legal proceedings;

•	absence of certain conflicts;

•	governmental approvals;

•	broker fees and expenses; and

•	adequacy of information.

The Share Purchase Agreement includes representations and warranties by DoorDash relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business;

•	corporate power and authority and enforceability of the Share Purchase Agreement;

•	absence of certain conflicts;

•	governmental approvals;

•	capitalization;

•	valid issuance of capital stock in connection with the Transaction;

•	SEC filings of DoorDash;

•	listing of DoorDash Class A common stock on the NYSE;

•	absence of certain legal proceedings and governmental orders; and

•	independent investigation and absence of additional representations.

Many of the representations and warranties in the Share Purchase Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to or have a material adverse effect with respect to the party).

As used in this Prospectus, a “material adverse effect” with respect to Wolt (a “Wolt Material Adverse Effect”) means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) that individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of such Effect, that is or is reasonably likely to (i) materially impede the authority or ability of Wolt or any Seller to consummate the transactions contemplated by the Share Purchase Agreement in accordance with the terms thereof and applicable law, or (ii) be materially adverse to the business, assets (including intangible assets) and liabilities, condition (financial or otherwise), or results of operations of Wolt and its subsidiaries taken as a whole, other than, in the case of clause (ii), any Effect resulting from:

•	changes in general economic, financial market, business or geopolitical conditions;

•	general changes or developments in any of the industries in which Wolt and its subsidiaries operate;

•

changes following the date of the Share Purchase Agreement in any laws or legal, regulatory or political conditions or changes following the date of the Share Purchase Agreement in Finnish GAAP (as defined in the Share Purchase Agreement) or other applicable accounting standards, or the interpretation or enforcement thereof;

•

any natural disaster, hurricane, pandemic (including in respect of COVID-19), epidemic, act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity;

•

any failure by Wolt to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has been a Wolt Material Adverse Effect); or

•

the announcement of the Share Purchase Agreement (other than any conflict with (i) any provision of the certificate of incorporation, bylaws, and other governing documents of Wolt and its subsidiaries, as amended, (ii) any contract to which Wolt or any of its subsidiaries is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound or (iii) any law or order applicable to Wolt or any of its subsidiaries or any of their respective properties or assets (whether tangible or intangible); provided that such Effects referenced in the first four (4) bullets above do not, individually or when taken together with all other such Effects, have a disproportionate or unique effect on Wolt and its subsidiaries as compared to other companies in the industry in which Wolt operates.

As used in this Prospectus, a “material adverse effect” with respect to DoorDash (a “DoorDash Material Adverse Effect”) means any Effect that individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of such Effect, that is or is reasonably likely to (i) materially impede the authority or ability of DoorDash to consummate the transactions contemplated by the Share Purchase Agreement in accordance with the terms thereof and applicable law, or (ii) be materially adverse to the business, assets (including intangible assets) and liabilities, condition (financial or otherwise), or results of operations of DoorDash and its subsidiaries taken as a whole, other than, in the case of clause (ii), any Effect resulting from:

•	changes in general economic, financial market, business or geopolitical conditions;

•	general changes or developments in any of the industries in which DoorDash and its subsidiaries operate;

•

changes following the date of the Share Purchase Agreement in any laws or legal, regulatory or political conditions or changes following the date of the Share Purchase Agreement in U.S. GAAP or other applicable accounting standards, or the interpretation or enforcement thereof;

•

any natural disaster, hurricane, pandemic (including in respect of COVID-19), epidemic, act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity;

•

any failure by DoorDash to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has been a DoorDash Material Adverse Effect); or

•

the announcement of the Share Purchase Agreement (other than any conflict with (i) any provision of the certificate of incorporation, bylaws, and other governing documents of DoorDash and its subsidiaries, as amended, (ii) any contract to which DoorDash or any of its subsidiaries is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound or (iii) any law or order applicable to DoorDash or any of its subsidiaries or any of their respective properties or assets (whether tangible or intangible); provided that such Effects referenced in the first four (4) bullets above do not, individually or when taken together with all other such Effects, have a disproportionate or unique effect on DoorDash and its subsidiaries as compared to other companies in the industry in which DoorDash operates.

Conduct of business of Wolt prior to completion of the Transaction

During the period from the date of the Share Purchase Agreement and continuing until the earlier of the Closing and the effective time of the Transaction and the valid termination of the Share Purchase Agreement (the “Interim Period”), Wolt will, and will cause each of its subsidiaries to, to conduct its business in the ordinary course of business in all material respects.

In addition, during the Interim Period, subject to certain exceptions, Wolt has agreed to not, and the Sellers shall cause Wolt not to:

•	cause or permit any amendments to the organizational documents of Wolt or its subsidiaries or any Wolt option plans or any contracts applicable to any options to subscribe for shares in Wolt;

•	propose or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Wolt or any of its subsidiaries;

•

declare, set aside, make or pay any dividends or other distributions (whether in cash, shares or property) in respect of any securities of Wolt or any of its subsidiaries, or split, combine or reclassify any shares in Wolt or its subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any securities of Wolt or any of its subsidiaries or directly or indirectly repurchase, redeem or otherwise acquire any securities of Wolt or any of its subsidiaries (or options, warrants or other rights convertible into, exercisable or exchangeable for securities of Wolt or any of its subsidiaries); provided, however, that Wolt may (i) issue common shares of Wolt pursuant to the exercise of vested options to purchase Wolt shares in accordance with the contracts evidencing such options as of the date of the Share Purchase Agreement and (ii) offer, issue and grant Wolt options to employees in accordance with Wolt’s option plans and in the ordinary course of business by application of Wolt’s existing equity grant allocation metrics and tools, in each case, so long as (x) Wolt obtains and delivers to DoorDash a duly executed and delivered Joinder Agreement from any person or entity exercising such Wolt options providing that such person or entity shall be a Seller pursuant to the Share Purchase Agreement and (y) such issuances are made in the ordinary course of business and are consistent with past practices (the “Permitted Issuances”);

•

issue, grant, accelerate vesting of, deliver or sell or authorize or propose the issuance, grant, acceleration of vesting, delivery or sale of, or purchase or propose the purchase of, any Wolt securities or equity-based awards (whether payable in cash, company securities or otherwise) or securities of any Wolt subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other contracts or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, or amend, accelerate the vesting of, adjust or modify any Wolt securities; provided, however, that Wolt may (i) (A) issue class A common shares of Wolt pursuant to the exercise of Vested Wolt Options and (B) offer, issue and grant Wolt options to employees that, in the case of each of clause (A) and (B), constitute Permitted Issuances, and (ii) amend the terms of Wolt’s option plans following the review and approval of DoorDash (which review and approval shall not be unreasonably withheld, conditioned or delayed);

•

acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof or any portion of the assets of the foregoing;

•	enter into any intercompany license agreement or sale agreement;

•	make or agree to make any capital expenditure or commitment exceeding €1,000,000 individually or €20,000,000 in the aggregate;

•

acquire or agree to acquire or dispose or agree to dispose of (i) assets of any person or entity, other than acquisitions of supplies or similar assets in the ordinary course of business consistent with past practice or the disposal of non-material assets of Wolt or any of subsidiary of Wolt in the ordinary course of business consistent with past practice, or (ii) any equity interest in any person or entity (including any subsidiary of Wolt) or any business or operations of any person or entity;

•

sell, divest, exclusively license or assign to any person or entity or enter into any contract to sell, divest or assign to any person or entity any rights to any intellectual property (other than non-exclusive licenses pursuant to a contract substantially in the form of a standard form intellectual property contract entered into in the ordinary course of business consistent with past practice); (ii) license any Wolt services or intellectual property to third parties (other than non-exclusive licenses pursuant to a contract substantially in the form of Wolt’s standard form intellectual property contract); (iii) amend, modify, or extend any contract for the license or sale of intellectual property (other than amendments, extensions, or modifications entered into in the ordinary course of business consistent with past practice and which do not change pricing under such contracts); (iv) enter into, amend, modify, or extend any contract with respect to the development of any technology or intellectual property right on behalf of Wolt or its subsidiaries with a third party (other than in the ordinary course of business or contracts with employees in the form of an applicable proprietary information agreement); or (v) disclose any Wolt source code to, or deposit in escrow any Wolt source code with, any third party other than its employees who have entered into contracts in the form of a proprietary information agreement;

•

allow any Wolt intellectual property rights to lapse or expire, or fail to renew or make any filing or payment necessary in connection with the prosecution or maintenance of any Wolt registered intellectual property;

•

(i) incur any indebtedness for borrowed money in excess of €5,000,000, including by the issuance or sale of any debt securities, (ii) create or permit any lien (other than certain permitted liens) over any material intangible or other asset of Wolt or any of its subsidiaries or (iii) amend the terms of any outstanding loan agreement or other contract evidencing indebtedness;

•

make any loan to any person or entity (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), purchase debt securities of any person or entity or guarantee any indebtedness of any person or entity (other than intercompany arrangements among Wolt and its subsidiaries entered into in the ordinary course of business consistent with past practice);

•	commence or settle any action or threat of any action by or against Wolt or any of its subsidiaries or relating to any of their businesses, properties or assets with a value in excess of €5,000,000;

•

adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by Finnish GAAP;

•

make or change any material election in respect of any taxes, adopt or change any accounting method in respect of any taxes (other than determining to use accrual method in accounting for income tax purposes), enter into any contract in respect of any material taxes (other than any commercial contracts entered into the ordinary course of business and the primary purpose of which is not related to taxes), waive any right to a material tax refund or credit, settle any material claim or assessment in respect of taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material taxes, make or request any tax ruling (other than, if agreed to in advance and in writing by DoorDash (acting reasonably) and Wolt, a ruling requested from a governmental entity with respect to the Finnish or Israeli tax treatment of the transactions contemplated by the Share Purchase Agreement), enter into any tax sharing or similar contract or arrangement (other than commercial contracts entered into in the ordinary course of business the primary purpose of which is unrelated to tax), enter into any transactions giving rise to any material deferred gain or loss, amend any tax return;

•	fail to maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

•

(i) other than in the ordinary course of business, adopt, enter into amend, renew, terminate or fail to maintain any material Wolt employee plan or employment contract, (ii) pay or agree to pay any bonus or remuneration (in cash or otherwise) to any board member, officer or employee of or consultant to Wolt or any of its subsidiaries or (iii) increase or agree to increase the salaries, wage rates, or other compensation or benefits of their respective employees or consultants, in each case other than payments made pursuant to the Share Purchase Agreement or standard written agreements outstanding on the date of the Share Purchase Agreement that are set forth in Wolt’s confidential disclosure statement;

•	amend in any material respect or remove any Wolt privacy policy, publish any new Wolt privacy policy or announce any such amendment, modification, removal, or publication;

•

(i) increase or make any other change, or make any commitment to increase or mark a change, to the salary, wage rate, employment status, title or other compensation (whether payable in cash, Wolt securities or other property) payable or to become payable by Wolt or any of its subsidiaries to any employee, other than in the ordinary course of business consistent with past practice (ii) pay or agree to pay any bonus or remuneration (in cash or otherwise) to any board member, officer or employee of or consultant to Wolt or any of its subsidiaries, other than payments made pursuant to the Share Purchase Agreement or standard written agreements outstanding on the date hereof and disclosed in Wolt’s confidential disclosure statement, or (iii) hire or engage any person or entity (other than newly hired non-officer employees or consultants in the ordinary course of business consistent with past practice with a total annual base compensation equal to or less than €250,000) or (iv) demote, terminate (other than for cause) or otherwise modify the terms and conditions of the service or employment of any current employee, or cause any employee to resign from Wolt or otherwise terminate the services of any employee (other than for cause);

•	send any communications (including electronic communications) to employees that are inconsistent with the Share Purchase Agreement or the transactions contemplated thereby;

•

enter into or terminate or materially amend (i) any material agreement that imposes any restrictions or limits on Wolt’s ability to compete or otherwise operate its business, (ii) any collective bargaining agreement with a union or similar organization or (iii) any contract with a value in excess of €2,500,000 and which would have constituted a material contract had such contract been entered into prior to the date of the Share Purchase Agreement;

•	enter into any new line of business or change Wolt’s material operating policies in any material respect, except as required by applicable law or by policies imposed by any governmental entity;

•	enter into any contract to purchase or sell any interest in real property, or grant any security interest in any real property;

•	take any action or omit to take any action with the primary intention of improperly increasing the Total Consideration Adjustment Amount; or

•	take, commit, or agree in writing or otherwise take or make any of the foregoing actions.

No solicitation of alternative transactions

Pursuant to the Share Purchase Agreement, Wolt and the Sellers shall, and each shall cause their respective controlled affiliates to, and shall use their reasonable best efforts to cause their other respective affiliates and representatives to, immediately cease and cause to be terminated any negotiations and discussions with third parties regarding any alternative transaction.

In addition, during the Interim Period, Wolt and the Sellers shall not, and each shall cause their respective controlled affiliates not to, and shall direct each of their other respective controlled affiliates and their representatives not to, directly or indirectly:

•

solicit, initiate or seek, or knowingly encourage, promote or support, any inquiry, proposal or offer from, furnish any information regarding Wolt or any of its subsidiaries to, or participate in any discussions or negotiations with, any third party regarding, or in a manner intended to or reasonably likely to facilitate, any alternative transaction;

•

disclose any information not customarily disclosed to any person concerning the business, properties, assets or technologies of Wolt or any of its subsidiaries, or afford to any person access to their respective properties, assets, technologies, books or records, not customarily afforded such access in a manner intended to or reasonably likely to facilitate, any alternative transaction;

•	cooperate with or knowingly assist any person to make any inquiry, offer, proposal or indication of interest regarding any alternative transaction; or

•	enter into any contract with any person providing for an alternative transaction.

During the Interim Period, Wolt is required to promptly provide DoorDash with notice of any inquiry, offer, proposal or indication of interest regarding a potential alternative transaction, or any request for disclosure of information or access to any information not customarily disclosed to any person concerning Wolt that is intended or reasonably likely to facilitate any alternative transaction. Such notice must include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such third party), and such other information related thereto as DoorDash may reasonably request.

An alternative transaction means any acquisition of (i) all or any material portion of the business, properties, assets or technologies of Wolt or any of its subsidiaries or (ii) any securities of Wolt or any Wolt subsidiary, whether or not outstanding (in each case, other than as permitted by the Share Purchase Agreement or in connection with the exercise of options to subscribe for Wolt class A common shares outstanding as of the date of the Share Purchase Agreement or the conversion of Wolt preferred shares in accordance with Wolt’s governing documents), in any case whether by merger, consolidation, amalgamation, purchase, transfer or assignment of assets or shares, tender or exchange offer, license or otherwise (other than the license or sale of products and services in the ordinary course of business consistent with past practice).

Efforts to complete the Transaction; regulatory approvals

Subject to the terms and conditions in the Share Purchase Agreement, each of the parties to the Share Purchase Agreement shall use reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws to consummate and make effective the Purchase and the other transactions contemplated by the Share Purchase Agreement as promptly as practicable, including by using reasonable best efforts to (i) take all action necessary to satisfy all of the conditions to the obligations of the other parties to effect the Purchase and consummate the other transactions contemplated thereby, (ii) to obtain all necessary waivers, authorizations, consents, approvals by any governmental entity required in order to consummate the Purchase or the other transactions contemplated by the Share Purchase Agreement and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the Purchase and the other transactions contemplated by the Share Purchase Agreement for the purpose of securing to the parties hereto the benefits contemplated by the Share Purchase Agreement.

In furtherance of the above, as promptly as practicable after the execution of the Share Purchase Agreement, each party shall execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental entity, whether federal, state, local or foreign, that may be reasonably required, or that DoorDash may reasonably request, in connection with the Transaction (“Regulatory Approval”).

In addition, each party agrees (i) that DoorDash shall make (with reasonable assistance from Wolt) an appropriate filing of the acquisition of ownership to the FIN-FSA pursuant to the Finnish Government Decree 231/8.4.2009 with respect to the transactions contemplated by the Share Purchase Agreement as soon as reasonably practicable after the date of the Share Purchase Agreement (ii) to as promptly as practicable, and in any event in accordance with any relevant time limit make an appropriate filing under any Investment Laws; and (iii) to provide DoorDash, Wolt, or either of their subsidiaries such information and assistance that may be reasonable necessary to allow any other party to make an accurate filing and complete the filings constituting Regulatory Approvals.

Each party shall use its reasonable best efforts to obtain all such authorizations, approvals and consents. To the extent permitted by applicable laws, each of the DoorDash and Wolt shall promptly inform the other of any material communication between Wolt, any Wolt subsidiary or DoorDash, as applicable, and any governmental entity regarding the transactions contemplated by the Share Purchase Agreement. If DoorDash or Wolt or any affiliate thereof receives any formal or informal request for supplemental information or documentary material from any governmental entity with respect to the transactions contemplated by the Share Purchase Agreement, then Wolt and DoorDash (as applicable) shall make, or cause to be made, as soon as reasonably practicable and in any event in accordance with any relevant time limit, a response in compliance with such request. Each of Wolt and DoorDash shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the other.

Subject to certain exceptions, neither DoorDash nor Wolt, nor any of their respective subsidiaries or affiliates, shall be required to agree to, and except with DoorDash’s consent, Wolt shall not (and shall not permit any subsidiary to) agree to (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any of its shares or of any of its businesses, assets or properties, or those of any of its subsidiaries or affiliates (including Wolt or any Wolt subsidiary), (ii) the imposition of any limitation on the ability of DoorDash or Wolt, or any of their respective subsidiaries or affiliates, to conduct their respective businesses or own any shares or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of DoorDash, the business of Wolt, or (iii) the imposition of any impediment on DoorDash or Wolt, or any of their respective subsidiaries or affiliates under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies restrictive trade practices, national security, or foreign investment.

DoorDash shall, in consultation with Wolt, determine strategy, lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any governmental entity and Wolt and its subsidiaries will take such actions as reasonably requested by DoorDash in connection with obtaining such consents, approvals or waivers promptly and in any event in accordance with any relevant time limit.

No party shall independently participate in any substantive meeting or communication with any governmental entity relating to any antitrust law filings, Investment Law filings, investigation or other inquiry in connection with the Share Purchase Agreement or the transactions contemplated by the Share Purchase Agreement without giving the other party sufficient prior notice of the meeting or communication and, to the extent permitted by such governmental entity, the opportunity to attend and/or participate in such substantive meeting or communication. If DoorDash or Wolt, or any affiliate thereof receives any formal or informal request for supplemental information or documentary material from any governmental entity with respect to the contemplated by the Share Purchase Agreement, then DoorDash and Wolt (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Each of DoorDash and Wolt shall (i) consider in good faith the views of the other in making such response and (ii) permit Wolt to review any substantive communication, consult with each other in advance, and consider in good faith Wolt’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, the Federal Trade Commission, the Department of Justice, or any other governmental entity or, in connection with any proceeding by a private party, with any other person or entity.

Wolt employee benefits matters

Prior to the Closing, the DoorDash Board, or such board’s compensation committee, will approve Retention Awards. The number of restricted stock units (the “RSUs”) in a Retention RSU Award will be calculated in the manner set forth in the Share Purchase Agreement. Retention Awards that have been allocated to Continuing Employees prior to the Closing will be granted effective as of immediately following the Closing and, in the case of the Retention RSU Awards, be subject to the terms and conditions of DoorDash’s equity plan then in effect and the standard form of restricted stock unit award agreement thereunder. Prior to or within six (6) months following the Closing, Wolt’s Chief Executive Officer as of immediately prior to the Closing (the “Wolt CEO”) while the Wolt CEO remains employed with DoorDash or any of its affiliates (or the Business Head (as defined below), as applicable) will determine, subject to prior approval from DoorDash (which approval will not be unreasonably withheld, conditioned or delayed), the Continuing Employees to whom Retention Awards will be granted and the allocation thereof. Any Retention Awards will be subject to vesting based only on continued service with DoorDash or its affiliates, with one-quarter of such Retention Award, as applicable, scheduled to vest on the first anniversary of the first DoorDash quarterly vesting date occurring on or after the Closing or, if granted following the Closing, the first anniversary of the first DoorDash quarterly vesting date occurring on or after the date of such grant and the remaining three-quarters of such Retention Award to vest on a quarterly basis in equal installments over three (3) years on each DoorDash quarterly vesting date thereafter.

In the event that, upon or within the one-year anniversary of the Closing, any Retention RSU Award is forfeited by the holder thereof, the value of such forfeited Retention RSU Award, determined as of the Closing, together with the aggregate value of all other forfeited Retention RSU Awards prior to the one-year anniversary of the Closing (the “Reallocation Pool”), will become available for issuance by DoorDash of new RSUs covering shares of DoorDash Class A common stock (the “Reallocated Awards”) to Continuing Employees who remain employees of Wolt at such time or any other employees of DoorDash or its affiliates (including Wolt after the Closing) providing services to Wolt’s business; provided that the subsequent forfeiture of a Reallocated Award will not result in any additional increase to the Reallocation Pool and such forfeited Reallocated Award will not again be available for issuance. If the Wolt CEO is not employed with DoorDash or any of its affiliates, DoorDash will consult with the individual serving as the most senior executive of Wolt’s business after the Closing (the “Business Head”) with respect to the allocation of the Reallocation Pool.

Board member and officer indemnification and insurance

Prior to the Closing, Wolt shall obtain, in its sole discretion and at its expense, a fully prepaid “tail” director and officers’ liability insurance policy, which has an effective term of five (5) years from the Closing, and contains coverage terms comparable to or better than those applicable to the current board members and officers of Wolt and its subsidiaries.

If the Purchase is consummated, from and after the Closing until the sixth anniversary of the Closing Date, Wolt, to the extent permitted by applicable law, shall fulfill and honor, in all respects, the obligations of Wolt to its board members and officers as of immediately prior to the Closing (the “Wolt Indemnified Parties”) pursuant to any indemnification agreements between Wolt and such Wolt Indemnified Parties existing as of the date of the Share Purchase Agreement that were disclosed to the DoorDash in the Wolt confidential disclosure statement with respect to claims arising out of matters occurring at or prior to the Closing, of Wolt to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Wolt Articles of Association, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as otherwise contemplated by the Share Purchase Agreement or required by applicable law. To the extent any of the Wolt Indemnified Parties is advanced expenses thereunder, such person shall provide an undertaking to repay such advances if it is ultimately determined that such Wolt Indemnified Parties are not entitled to indemnification. Any claims for indemnification made under such indemnification agreements or the Articles of Incorporation or bylaws of Wolt on or prior to the sixth anniversary of the Closing shall survive such anniversary until the final resolution thereof.

Waiver and release of certain claims by the Sellers against Wolt

Effective as of the Closing, each Seller, by execution of a Joinder Agreement on behalf of itself, himself or herself and each of its, his or her current or former affiliates, officers, board members, managers, partners, principals, members, equityholders, family members, heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns (collectively, but in each case, excluding Wolt and its subsidiaries, the “Seller Releasing Parties”), thereby:

•

acknowledges and agrees that the Seller Releasing Parties (i) have no claims, (ii) have not transferred or assigned, or purported to transfer or assign, any claims and (iii) shall not transfer or assign, or purport to transfer or assign, any claims, in each case, relating to Wolt or any of its subsidiaries against the Released Parties (as defined below);

•

releases the Released Parties from, and covenants not to sue any Released Parties for, any and all claims relating to, arising out of or in connection with (i) Wolt or any Wolt subsidiary, (ii) without limiting clause (i), any Wolt Related Party (as defined below) (other than Wolt and any Wolt subsidiary) to the extent relating to Wolt or a Wolt subsidiaries and their respective business, operations or affairs, (iii) arising from or relating to any Seller Releasing Party’s capacity, or rights, as a holder of shares or other securities of Wolt or any Wolt subsidiary or (iv) the transactions contemplated by the Share Purchase Agreement which the Seller Releasing Party has or had or can, shall or may now or hereafter have, including any claims arising under any applicable law; provided, however, that the foregoing release shall not cover or constitute a release of (v) the board member and officer indemnification rights set forth, or contemplated to be provided, in Section 8.12 of the Share Purchase Agreement and as more fully described in the section titled “ – Board member and officer indemnification and insurance” above, (w) any rights and obligations of the Sellers under the Share Purchase Agreement or pursuant to any Wolt D&O tail policy or under any liability insurance policies of Wolt or a Wolt subsidiary in effect as of immediately prior to the Closing, (x) any right to receive accrued and unpaid ordinary course compensation in such Seller Releasing Party’s capacity as a service provider of Wolt, (y) any right for reimbursement in respect of out-of-pocket business expenses in such Seller Releasing Party’s capacity as an employee of Wolt in the ordinary course of business and (z) any right that cannot by waived by applicable law;

•

acknowledges and agrees that he, she or it (i) has read and understands the release and has been advised to seek legal counsel prior to signing the Share Purchase Agreement and has had ample opportunity to do so, (ii) has signed the Share Purchase Agreement, freely and voluntarily, (iii) does not rely, and has not relied, on any representation or statement not set forth in the release made by DoorDash, Wolt or any other person or entity with regard to the subject matter, basis or effect of this release or otherwise and (iv) does not rely, and has not relied, on any representations or warranties made by Wolt in the Share Purchase Agreement, which such representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the Share Purchase Agreement rather than establishing such matters as facts; and

•

acknowledges and agrees that, upon consummation of the Closing, each Seller explicitly agrees that it shall have no claims towards Wolt under or arising out of the Wolt Shareholders Agreements or any investment agreement or contracts pertaining to the financing rounds of Wolt.

For purposes of this Prospectus, the following terms shall have the following meanings: (i) “Released Parties” means Wolt, any Wolt subsidiary, DoorDash, each Seller and each of their respective current or former affiliates, subsidiaries, subdivisions, officers, board members, employees, managers, partners, principals, advisors, agents, shareholders, members, investors, equity holders or other representatives (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors), successors, predecessors or assigns; and (ii) “Wolt Related Party” means each Released Parties, other than DoorDash.

Other covenants and agreements

The Share Purchase Agreement contains certain other covenants and agreements, including, among others, covenants relating to:

•

cooperation between DoorDash and Wolt in the preparation and filing of the Registration Statement and the use of their respective reasonable best efforts in connection with the effectiveness of the Registration Statement;

•	DoorDash’s use of reasonable best efforts to cause the issuance of DoorDash Class A common stock in connection with the Transaction to be approved for listing on the NYSE;

•	obligations of Wolt with respect to delivering notices to or obtaining certain consents from third parties and the termination of certain related party transactions;

•	obligations of Wolt with respect to the resignation of officers and board members;

•	obligations of Wolt with respect to using commercially reasonable efforts to make Wolt employees available in order for DoorDash to provide employment related agreements to such employees;

•	obligations of Wolt with respect to the preparation and delivery to DoorDash of certain documents, including a consideration spreadsheet, payoff letters and invoices;

•	obligations of Wolt with respect to access to information and preparation of financial statement;

•	obligations of Wolt with respect to notices of certain events;

•

obligations of DoorDash and Wolt following the Closing to cooperate in good faith with Sellers who are employees to facilitate one or more block trades of their DoorDash Class A common stock to unrelated third parties on the open market during the 90-day period following the Closing, in each case (taking into account the intended U.S. federal income tax treatment of the Purchase addressed by the opinions described in Section 8.6(f) of the Share Purchase Agreement); provided that DoorDash shall not be required to incur any liability or make any filings or disclosures in connection with the foregoing and all fees and expenses of such activities shall be borne solely by such Sellers;

•	confidentiality and public announcements relating to the Share Purchase Agreement, transactions contemplated therein and parties thereto; and

•	cooperation between DoorDash and Wolt in the preparation and filing of this Prospectus.

Conditions to completion of the Transaction

The respective obligations of each of Wolt, DoorDash and the Sellers to effect the Purchase are subject to the satisfaction (or waiver pursuant to the mutual written agreement of Wolt and DoorDash), at or prior to the Closing, of the following conditions:

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(i) a decision of the FIN-FSA to the effect that it will not prohibit the Purchase contemplated hereby under Section 21d of the Finnish Act on Payment Institutions (297/2010, as amended), or expiry of the handling time referred to in Section 32(b) of the Finnish Act on Financial Supervisory Authority (878/2008, as amended) without the FIN-FSA having prohibited the Purchase (the “FIN-FSA Approval”) shall have been obtained and remain in full force and effect and (ii) all consents, authorizations, waivers, clearances, exemptions, and approvals of any governmental entity, the failure of which to receive would result in criminal liability for DoorDash or any of its board members, officers or employees, or would effect greater than 5% of Wolt’s total transaction value for the last completed calendar quarter as determined by reference to Wolt’s financial statements (other than in Finland, Denmark, Israel, Germany or Japan) shall have been obtained and remain in full force and effect;

•

no law or order promulgated by a governmental entity of competent jurisdiction shall be in effect which has the effect of making the consummation of the Purchase illegal, or otherwise prohibiting the consummation of the Purchase;

•

the Registration Statement must have become effective under the Securities Act and no stop order or pending litigation seeking a stop order suspending the effectiveness of the Registration Statement may be issued and in effect;

•

this Prospectus, as and to the extent required under the Prospectus Regulations, must have been approved by the FIN-FSA and published in accordance with the Prospectus Regulations, and must not be subject to any pending litigation seeking to prevent the approval or publication of this Prospectus; and

•

the Securityholder Representative, DoorDash and the Escrow Agent shall have executed and delivered to one another the Escrow Agreement contemplated in the Share Purchase Agreement, and the Escrow Agreement shall be in full force and effect as of and from the Closing.

The obligations of DoorDash to effect the Purchase are subject to the satisfaction (or written waiver by DoorDash), of the following conditions:

•

subject to certain exceptions and materiality standards provided in the Share Purchase Agreement, the representations and warranties of Wolt and the Sellers must be true and correct as of the date of the Share Purchase Agreement and as of and as though made on the Closing Date (except to the extent a representation or warranty speaks as of an earlier date, which shall be true and correct as of such date);

•

Wolt and each Seller shall have performed and complied in all material respects with its and their respective covenants and obligations under the Share Purchase Agreement required to be performed or complied with by Wolt or such Seller, respectively, at or prior to the Closing;

•	since the date of the Share Purchase Agreement, no Wolt Material Adverse Effect shall have occurred;

•

each key employee agreement, stock restriction agreement and non-competition and non-solicitation agreement, as applicable, entered into by Mikko Kuusi, Riku Mäkelä and at least seven (7) of the other key employees in connection with the Share Purchase Agreement, in each case, shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by any such key employee and (ii) each of Mikko Kuusi, Riku Mäkelä and at least seven (7) of the other key employees shall (A) remain an employee of Wolt and (B) not have terminated his or her employment with or services to Wolt or any of its subsidiaries, or expressed an intentional to terminate his or her employment with or services to Wolt, at or prior to the Closing (such condition, the “Key Employee Condition”);

•

DoorDash shall have received Joinder Agreements from the Wolt shareholders (including the Supporting Stockholders) and Wolt Vested Optionholders, duly executed by, and binding upon, each such Wolt securityholder in its, his or her own and personal capacity (without application or enforcement of the drag-along provisions in the Wolt Shareholders Agreements), collectively owning all right, title and interest in and to the Supermajority Securities, in each case as of the Closing, as well as, if applicable, lockup agreements (“Lockup Agreements”) from each of those shareholders (including the Supporting Stockholders) delivering Joinder Agreements who hold at least 1.5% of the outstanding Wolt Shares (other than any person or entity who has executed a stock restriction agreement with DoorDash), in each case, such that at the Closing, DoorDash obtains a statutory right to initiate a squeeze-out process pursuant to Chapter 18 of the Finnish Companies Act, (ii) each such Supermajority Securityholder shall have become a party to the Share Purchase Agreement and (iii) such Lockup Agreements and Joinder Agreements shall be in full force and effect and no Supermajority Securityholder shall have made any claim or commenced any litigation challenging the validity or enforceability of the Drag-Along Exercise or such Lockup Agreements or Joinder Agreements;

•

DoorDash shall have received Joinder Agreements from Wolt shareholders, duly executed by or on behalf of, and binding upon, each such Wolt shareholder (including by such person’s agent and attorney pursuant to the Wolt Shareholders Agreements and in accordance with applicable law), collectively owning all right, title and interest in and to 100% of the outstanding shares of Wolt as of the Closing, calculated on a fully-diluted basis and (ii) each Wolt shareholder shall have become a party to the Share Purchase Agreement;

•

at the Closing, DoorDash shall acquire (i) all right, title and interest in and to the Supermajority Securities, free and clear of all liens and (ii) all right, title and interest in the Minority Dragged Shares, free and clear of all liens except for liens arising from the challenge, if any, by the holders of Minority Dragged Shares of the validity of the execution of the Joinder Agreements on behalf of such holders of the Minority Dragged Shares pursuant to the Wolt Shareholders Agreements; and

•

Wolt shall have delivered to DoorDash (i) final invoices with respect to Wolt’s transaction expenses, (ii) payment spreadsheets, (iii) the payoff letters, (iv) a certificate executed on behalf of Wolt by its Chief Executive Officer and Chief Financial Officer to the effect that certain closing conditions have been duly satisfied, (v) certificates executed on behalf of each Seller to the effect that certain closing conditions have been duly satisfied, (vi) written resignations of the board members and officers of Wolt and its subsidiaries and (vii) all other certificates and other documents that Wolt is required to deliver to DoorDash pursuant to the Share Purchase Agreement prior to the Closing.

The obligations of Wolt and the Sellers to effect the Purchase are subject to the satisfaction (or written waiver by Wolt), of the following conditions:

•

DoorDash shall have performed and complied in all material respects with each of its covenants and obligations under the Share Purchase Agreement required to be performed and complied with by it at or prior to the Closing;

•

subject to certain exceptions and materiality standards provided in the Share Purchase Agreement, the representations and warranties of DoorDash must be true and correct as of the date of the Share Purchase Agreement and as of and as though made on the Closing Date (except to the extent a representation or warranty speaks as of an earlier date, which shall be true and correct as of such date);

•	since the date of the Share Purchase Agreement, no DoorDash Material Adverse Effect shall have occurred;

•

Wolt must have received a certificate executed on behalf of DoorDash by its chief executive officer to the effect that the above closing conditions with respect to DoorDash have been duly satisfied; and

•	the shares of DoorDash Class A common stock issuable as consideration in connection with the Closing of the Purchase shall have been approved for listing on the NYSE.

The Acquiror Loan

If the Closing has not occurred on or prior to May 8, 2022, DoorDash will provide Wolt with a loan of up to €60,000,000 (such amount to be determined by Wolt) within five (5) business days of a written request from Wolt that DoorDash provide such a loan to fund its operations on the Loan Terms and Conditions (as defined below), which written request from Wolt shall include the desired amount to be loaned under the Acquiror Loan.

The Acquiror Loan shall be made on such reasonable, arms’-length terms and conditions as may be agreed between Wolt and DoorDash (the “Loan Terms and Conditions”). The Loan Terms and conditions shall include a covenant to use the Acquiror Loan for working capital funding requirements of Wolt and its subsidiaries and will be customary for a loan of this type, an interest rate equal to the prime rate in effect on the date the Acquiror Loan is funded and shall become due and payable (together with all accrued and unpaid interest thereon), and shall be repaid by Wolt upon the earliest to occur of (i) a qualified equity financing providing Wolt with at least €250,000,000 of primary proceeds, (ii) an initial public offering of Wolt class A common shares on a recognized exchange (iii) the date one (1) year after the termination of the Share Purchase Agreement or (iv) upon the change of control of Wolt.

Indemnification

Following the Closing, pursuant to the Share Purchase Agreement, each of the Indemnifying Parties shall indemnify (on a several and not joint basis based on their pro rata portion of the aggregate purchase consideration) the Indemnified Parties against, and hold them harmless from, any Losses paid or incurred by any of the Indemnified Parties (regardless of whether or not such Losses relate to any third-party claims) directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of Wolt’s representations and warranties, (ii) any breach of Wolt’s or the Securityholder Representative’s covenants, (iii) any inaccuracy in any information set forth in the payment spreadsheets or the closing statement delivered by Wolt pursuant to the Share Purchase Agreement, (iv) any pre-closing taxes not set forth in the payment spreadsheets, (v) any claims or threatened claims by any actual or purported or former Wolt securityholder including any claims alleging violations of fiduciary duty by any current or former member of the Wolt Board or officers, (vi) any fraud committed by or on behalf of Wolt or any of its representatives in connection with the Transaction and (vii) certain other specified third-party claims set forth in a confidential schedule (such indemnifiable matters, collectively the “Wolt Related Indemnifiable Matters”).

In addition, following the Closing, each Indemnifying Party shall indemnify (on a several and not joint basis) the Indemnified Parties against, and hold them harmless from, any Losses paid or incurred by any of the Indemnified Parties directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of such Indemnifying Party’s representations and warranties, (ii) any breach of such Indemnifying Party’s covenants and (iii) any fraud committed by or on behalf of such Indemnifying Party or any of its representatives in connection with the Transaction.

The Indemnity Escrow Available Recourse shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The number of Indemnity Escrow Shares and the Indemnity Escrow Substitute RSUs shall in the aggregate be equal to the Indemnity Escrow Number. The Indemnifying Parties will not be required to make any indemnification payments for any inaccuracy or breach of the representations and warranties of Wolt until (i) the Losses for any particular loss (and any related indemnifiable losses arising from the same or substantially similar underlying facts, circumstances, or claims) exceeds €750,000 and (ii) the total amount of all Losses that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Parties as a result of any inaccuracy in or breach of any of the representations and warranties of Wolt or any breach of any covenant by Wolt or the Securityholder Representatives, in the aggregate, exceeds €25 million in the aggregate; provided, however, that the aforementioned requirements set forth in clauses (i) and (ii) to make any indemnification payments will not apply to breaches of fundamental representations or warranties of Wolt or any fraud by Wolt. Indemnification claims for losses directly or indirectly resulting from the matters set forth in a certain confidential schedule shall be limited, in the aggregate to €200 million from the Indemnity Escrow Available Recourse. The sole recourse of the Indemnified Parties for indemnification claims for breach of the Wolt representations and warranties will be the Indemnity Escrow Available Recourse; provided, however, that the aforementioned limitation will not apply to breaches of fundamental representations or warranties or any fraud by Wolt.

In no event will any Indemnifying Party be liable to the Indemnified Parties for Losses with respect to the Wolt Related Indemnifiable Matters in excess of such Indemnifying Party’s pro rata share of such Losses and in no event will any Indemnifying Party’s liability for indemnifiable Losses exceed such Indemnifying Party’s portion of the aggregate consideration actually received by such Indemnifying Party (except an Indemnifying Party will be liable to the Indemnified Parties for the full amount of any Losses resulting from, arising out of or related to such Indemnifying Party’s own fraud or the right of any Indemnified Party to pursue remedies under or related to any ancillary agreement against such Indemnifying Party). Payments by the Indemnifying Parties in respect of any Losses will be calculated after giving effect to any Losses recoverable by the Indemnified Parties from insurance policies (net of any (i) reasonable and documented out-of-pocket costs and expenses (including taxes) incurred by such Indemnified Party or its affiliates and its and their respective representatives in procuring such recovery; (ii) any increases in premiums or premium adjustments to the extent attributable to such recovery (applicable to any past, present or future premiums); and (iii) deductibles and other amounts incurred in connection with such recovery).

The indemnification provisions of the Share Purchase Agreement are the Indemnified Parties’ sole and exclusive remedy following the Closing arising from or relating to the Share Purchase Agreement or the Transaction, except for (i) claims under Section 8.11 of the Share Purchase Agreement, (ii) claims for specific performance or injunctive relief and (iii) claims under or related to any related agreement in connection with the Transaction; provided, however, that nothing in the Share Purchase Agreement shall limit the liability of any person or entity in connection with a claim based on fraud committed by such person or entity.

Securityholder Representative

Mikko Kuusi is serving as the initial securityholder representative (the “Securityholder Representative”) under the Share Purchase Agreement, and in such capacity will represent the interests of the securityholders under the Share Purchase Agreement prior to and following the Closing with respect to certain matters under the Escrow Agreement and the Share Purchase Agreement, including, but not limited to, acting on behalf of the Indemnifying Parties in any proceeding involving the Share Purchase Agreement and acting for the Indemnifying Parties with regard to certain matters pertaining to indemnification as provided in the Share Purchase Agreement. Prior to the Closing, the parties intend to replace Mikko Kuusi as the Securityholder Representative and appoint Shareholder Representative Services LLC, a professional third party representative, as the new Securityholder Representative.

Termination of the Share Purchase Agreement

The Share Purchase Agreement may be terminated at any time prior to the Closing as follows:

•	by mutual written agreement of Wolt and DoorDash;

•

by either Wolt or DoorDash, if the Closing has not occurred by August 7, 2022 (the “Original End Date”); provided, however, that if on the Original End Date either (i) the conditions set forth in Section 2.2(a)(i) or Section 2.2(a)(ii) of the Share Purchase Agreement have not be satisfied (solely to the extent the matter giving rise to the failure of such condition is related to a regulatory approval) or (ii) all of the conditions to the Closing set forth in Section 2.2 of the Share Purchase Agreement have been satisfied or waived other than the condition set forth in Section 2.2(b)(vi)(A) of the Share Purchase Agreement (which relate to obtaining the requisite amount of Joinder Agreements and Lockup Agreements from the Wolt securityholders) and any other condition that by its nature is to be satisfied at the Closing, then in either case such date shall automatically be extended to November 7, 2022 (the “Extended End Date”); provided, further, that if the Original End Date has been extended to the Extended End Date and on the Extended End Date all of the conditions to the Closing set forth in Section 2.2 of the Share Purchase Agreement have been satisfied or waived other than the condition to the Closing set forth in

Section 2.2(b)(vi)(A) of the Share Purchase Agreement and any other condition that by its nature is to be satisfied at the Closing, then such date shall automatically be extended to February 7, 2023 (the Original End Date, as such date may be extended pursuant to the Share Purchase Agreement, the “End Date”). The right to terminate the Share Purchase Agreement pursuant to such section will not be available (i) to Wolt, if any action or failure to act by Wolt, the Securityholder Representative or any Wolt securityholder has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Share Purchase Agreement or any Related Agreement or (ii) to DoorDash if any action or failure to act by DoorDash has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Share Purchase Agreement or any Related Agreement;

•

by DoorDash, if it is not in material breach of its obligations under the Share Purchase Agreement and there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Wolt or any Seller contained in the Share Purchase Agreement such that certain conditions to the Closing related thereto would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) business days after written notice thereof to Wolt; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if certain of the conditions to the Closing related thereto for the benefit of DoorDash are incapable of being satisfied on or before the End Date;

•

by Wolt, if neither it, nor any Seller is in material breach of its, or their, obligations under the Share Purchase Agreement and there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of DoorDash contained in the Share Purchase Agreement such that certain conditions to the Closing related thereto would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) business days after written notice thereof to DoorDash; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if certain conditions to the Closing related thereto for the benefit of Wolt are incapable of being satisfied on or before the End Date;

•

by either Wolt or DoorDash, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Purchase and such injunction shall have become final and nonappealable; provided that the party seeking to terminate the Share Purchase Agreement shall have used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint in accordance with the applicable terms of the Share Purchase Agreement; provided, further, that such right to terminate the Share Purchase Agreement shall not be available to a party if such injunction was primarily due to a material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the Share Purchase Agreement; or

•

by either Wolt or DoorDash, if (i) the Key Employee Condition becomes impossible to satisfy prior to the End Date, (ii) Wolt has delivered written notice to DoorDash stating that the Key Employee Condition has become impossible to satisfy prior to the End Date and stating in reasonable detail the basis for such impossibility and (iii) DoorDash has failed to waive the portion of the Key Employee Condition giving rise to such impossibility of fulfilment within ninety (90) days after DoorDash’s receipt of such written notice of impossibility (or such longer period mutually agreed to in writing by the Chief Executive Officer of each of Wolt and DoorDash); provided, however, that neither Wolt nor DoorDash shall be entitled to terminate the Share Purchase Agreement pursuant to such section if (x) the impossibility of fulfilling such condition was caused by such party’s breach in any material respect of any provision of the Share Purchase Agreement, (y) the terminating party has not provided the other party five (5) days prior written notice indicating the terminating party’s intention to terminate the Share Purchase Agreement pursuant to such section or (z) if DoorDash has waived the Key Employee Condition (or the portion thereof giving rise to such condition becoming impossible to fulfill) prior to the termination of the Share Purchase Agreement pursuant to such section (whether or not such waiver occurs prior to or after the notice contemplated in clause (y) of this provision).

Any valid termination of the Share Purchase Agreement under Section 9.1 of the Share Purchase Agreement will be effective (subject to the applicable cure periods provided in the Share Purchase Agreement) upon the delivery of a valid written notice of the terminating party to each of the other parties to the Share Purchase Agreement.

If the Share Purchase Agreement is validly terminated, the Share Purchase Agreement and all rights and obligations thereunder shall forthwith become void and there shall be no liability or obligation on the part of DoorDash, the Sellers, or Wolt or their respective representatives; provided that (i) the parties shall remain liable for any fraud and any willful breach of the Share Purchase Agreement or any related agreement occurring prior to such termination and (ii) the provisions of the Share Purchase Agreement related to transaction expenses, the Acquiror Loan, exculpation and indemnification of the Securityholder Representative, confidentiality, public disclosure, certain general provisions and the obligation of DoorDash to pay a termination fee, shall remain in full force and effect and survive any termination of the Share Purchase Agreement.

Termination fee

Except as otherwise provided in the Share Purchase Agreement, each party is required to pay all costs and expenses incurred by it in connection with the Share Purchase Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Transaction.

Except as otherwise provided in the Share Purchase Agreement, each party is required to pay all costs and expenses incurred by it in connection with the Share Purchase Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Transaction.

DoorDash will be required to pay Wolt a termination fee of €210,000,000 if (i) the Share Purchase Agreement is terminated by DoorDash or Wolt pursuant to (A) Section 9.1(b) of the Share Purchase Agreement as a result of the Closing not having occurred by the End Date, at the time of such termination, the conditions to the Closing set forth in Section 2.2(a)(i) or Section 2.2(a)(ii) of the Share Purchase Agreement (solely to the extent the matter giving rise to the failure of such condition is related to approval under a Regulatory Approval contemplated by Section 2.2(a)(i)) of the Share Purchase Agreement, shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on, shall have been satisfied or waived, on the date of such termination) or (B) Section 9.1(e) of the Share Purchase Agreement to the extent an injunction shall have been entered by a governmental entity in connection with a FIN-FSA Approval permanently restraining, enjoining or otherwise prohibiting the consummation of the Purchase and such injunction shall have become final and nonappealable, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on, shall have been satisfied or waived, on the date of such termination) and (ii) Wolt shall have complied, in all material respects, with its covenants and agreements set forth in Section 8.3 of the Share Purchase Agreement (without giving any effect to any breach of, or action or inaction of Wolt of which DoorDash had knowledge required under, Section 8.3 of the Share Purchase Agreement, but failed to provide prompt notice in accordance with Section 8.3 of the Share Purchase Agreement).

DoorDash may set off against such termination fee any amounts then outstanding under the Acquiror Loan contemplated pursuant to the Share Purchase Agreement. If the termination fee shall become due and payable by DoorDash pursuant to the Share Purchase Agreement, from and after the termination of the Share Purchase Agreement and payment of the termination fee in full, DoorDash and its affiliates and representatives shall have no further liability of any kind for any reason in connection with the Share Purchase Agreement or the termination of the Share Purchase Agreement, other than any liability or damages resulting from fraud or willful and material breach. In no event shall Wolt be entitled to more than one payment of the termination fee in connection with a termination of the Share Purchase Agreement.

Amendments and waivers

Any provision of the Share Purchase Agreement may be amended or waived prior to the Closing if, but only if, such amendment or waiver is in writing and signed by DoorDash on the one hand and Wolt and the Securityholder Representative on the other hand provided however, that neither Wolt nor the Securityholder Representative shall be entitled to agree to any waiver of any Seller’s obligation under the Share Purchase Agreement without the consents of DoorDash.

No third-party beneficiaries

No provision of the Share Purchase Agreement is intended to confer upon any person other than DoorDash, Wolt, the Sellers, the Securityholder Representative and their respective successors and permitted assigns any rights, benefits, remedies or liabilities except with respect to (i) the rights to indemnification and liability insurance coverage after the completion of the Purchase for the current and former board members and officers of Wolt and (ii) the rights to indemnification provided to the Indemnified Parties, which are described in detail under the sections titled “ – Board member and officer indemnification and insurance” and “ – Indemnification” above, in each case on the terms and subject to the conditions set forth in the Share Purchase Agreement.

Specific performance

The parties to the Share Purchase Agreement acknowledged and agreed in the Share Purchase Agreement that irreparable injury would occur if any provision of the Share Purchase Agreement were not performed in accordance with its specific terms. The parties further agreed that each party is entitled to an injunction or injunctions to prevent breaches of the Share Purchase Agreement or to enforce specifically the performance of the terms and provisions of the Share Purchase Agreement in addition to any other remedy to which they are entitled to at law or in equity, in each case without the necessity of posting any bond or other type of security.

Governing law

The Share Purchase Agreement is governed by Delaware law, without regard to any applicable conflicts of laws provisions.

ANCILLARY AGREEMENTS

The Support Agreements

The following section summarizes material provisions of the Support Agreements, the form of which is included in this prospectus as Annex B and qualifies the following summary in its entirety. The rights and obligations of DoorDash, Wolt and the Supporting Stockholders are governed by the Support Agreements and not by this summary or any other information contained in or incorporated by reference into this prospectus. DoorDash stockholders and Wolt shareholders are urged to read the form of Support Agreement carefully and in its entirety, as well as this Prospectus and the information incorporated by reference into this prospectus.

Concurrent with the entry into the Share Purchase Agreement, DoorDash and Wolt entered into Support Agreements with Supporting Stockholders with respect to the Wolt Shares and Vested Wolt Options that each such Supporting Stockholder beneficially owns as of the date thereof, or thereafter. Pursuant to the Support Agreements, each of the Supporting Stockholders agreed to enter into the Share Purchase Agreement as a Seller thereunder and become bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date (as defined in the Share Purchase Agreement).

The Support Agreement also provides that the Supporting Stockholders will take all action that is necessary, in their capacity as Wolt securityholders or pursuant to any applicable contractual rights, to cause Wolt to comply with its obligations under the Share Purchase Agreement. The Supporting Stockholders agree that they will comply with the non-solicitation of alternative proposals set forth in the Share Purchase Agreement to the same extent as the Supporting Stockholder was a Seller under the Share Purchase Agreement.

The Wolt Shares subject to the Support Agreements constituted approximately 72% of the outstanding Wolt Shares and approximately 64% of the fully-diluted securities of Wolt. The Support Agreements were entered into by holders of 5% or more of Wolt Shares, management team members, board members or founders of Wolt.

The Supporting Stockholders agreed to restrictions on the transfer of the Wolt Shares and Vested Wolt Options held by them during the period of time from the date of the Share Purchase Agreement until the date and time the Share Purchase Agreement is validly terminated in accordance with its terms or with the mutual written consent of DoorDash, Wolt and the applicable Supporting Stockholder (the “Support Period”). During the Support Period, the Supporting Stockholders agreed not to, generally, modify, amend, waive or change (or permit or consent to any modification, amendment, waiver or change) the Wolt Shareholders Agreements, in each case, without the consent of DoorDash (which cannot be unreasonably withheld, conditioned or delayed except as provided in the proviso to this sentence). However, DoorDash may withhold its consent in its discretion if any modification, amendment, waiver or change (i) to the Wolt Shareholders Agreements that would reasonably be expected to result in any Wolt securityholder not agreeing to become a Seller pursuant to the Share Purchase Agreement, (ii) to the drag-along provisions in the Wolt Shareholders Agreements (or to any other provisions of the Wolt Shareholders Agreements to the extent that such modification, amendment, waiver or change relate to matters similar to the drag-along provision) or (iii) that would cause Wolt or any of its subsidiaries to incur any liabilities that would survive the termination of the Wolt Shareholders Agreements or the Closing.

The Support Agreements terminate if the Share Purchase Agreement is terminated or with the mutual written consent of DoorDash, Wolt and such Supporting Stockholder. However, such termination of the Support Agreements will not relieve any party to such Support Agreements from liability for the breach of any of the Support Agreement itself.

The Lockup Agreements

The following section summarizes material provisions of the Lockup Agreements, the form of which is included in this prospectus as Annex C and qualifies the following summary in its entirety. The rights and obligations of DoorDash and the shareholder signatory to the Lockup Agreements are governed by the Lockup Agreements and not by this summary or any other information contained in or incorporated by reference into this prospectus. DoorDash stockholders and Wolt shareholders are urged to read the form of Lockup Agreement carefully and in its entirety, as well as this prospectus and the information incorporated by reference into this Prospectus.

Concurrently with the entry into the Share Purchase Agreement, DoorDash entered into Lockup Agreements with the non-employee Supporting Stockholders (the “Lockup Stockholders”) pursuant to which each Lockup Stockholder agrees to certain restrictions on the transfer of the shares of DoorDash Class A common stock issued to such Lockup Stockholder under the Share Purchase Agreement from and after Closing. Each shareholder party to a Lockup Agreement agrees not to, except in limited circumstances, sell, transfer or dispose of, directly or indirectly, any of the DoorDash Class A common stock issued to such shareholder as consideration in the Purchase for the periods of time set forth in the Lockup Agreement. In connection with the Purchase, as a condition to the Closing, DoorDash will have received a duly executed Lockup Agreement from each non-employee shareholder delivering a Joinder Agreement and who holds at least 1.5% of the outstanding Wolt Shares (other than any person who has executed a stock restriction agreement).

The Joinder Agreements

Under the Share Purchase Agreement, each Wolt shareholder and Wolt Vested Optionholder will be given the opportunity to execute a Joinder Agreement, pursuant to which such Wolt shareholder and Wolt Vested Optionholder will be added as a party to the Share Purchase Agreement as a Seller in the same manner and capacity as if such Wolt shareholder and Wolt Vested Optionholder was an original party to the Share Purchase Agreement. DoorDash and Wolt are each contemplated to be a party to the Joinder Agreements. Each Wolt securityholder party to the Joinder Agreements would represent and warrant, among other things, as to the number and kind of securities held by such Wolt shareholder or Wolt Vested Optionholder.

Additionally, each party to the Joinder Agreements will agree and acknowledge that, if a Wolt shareholder becomes a party to the Share Purchase Agreement solely as a result of the Drag-Along Exercise (as defined in the Share Purchase Agreement), then such Wolt shareholder will not be considered to have made any representation or warranty in the Joinder Agreements or the Share Purchase Agreement, nor will such Wolt shareholder be bound by any restrictive covenants, obligations or agreements set forth in the Joinder Agreements or the Share Purchase Agreement, to the extent that making any such representations or warranties or being bound by any such restrictive covenants, obligations or agreements by such Wolt shareholder would cause any of the Drag-Along Conditions (as defined in the Wolt Shareholders Agreements) not to be satisfied with respect to such Wolt shareholder and the Purchase. Upon the execution of a Joinder Agreement, the Wolt shareholders and Wolt Vested Optionholders party to such Joinder Agreements agree that DoorDash, Wolt and the Securityholder Representative will be entitled to enforce, and seek remedies under, the Share Purchase Agreement against such Wolt shareholder and Wolt Vested Optionholder party in its capacity as a Seller on the terms and subject to the conditions set forth in the Share Purchase Agreement.

CAPITALIZATION AND INDEBTEDNESS OF DOORDASH

The following table sets forth the capitalization and indebtedness of DoorDash as of December 31, 2021 on actual basis based on DoorDash’s unaudited balance sheet information as of the same date.

The table should be read together with the sections titled “Information about this Prospectus – Presentation of financial and certain other information” and “Selected historical financial information of DoorDash” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2020, 2019 and 2018, unaudited condensed consolidated financial statements for the financial year ended December 31, 2021, and unaudited condensed consolidated interim financial statements as of and for the nine months ended on September 30, 2021, as included in the Annual Report, the Earnings Release, and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

As of December 31, 2021
(USD in millions)	(unaudited)
CAPITALIZATION
Total current debt (including current portion of non-current debt)	26
Guaranteed/secured	—
Unguaranteed/unsecured	26
Total non-current debt (excluding current portion of non-current debt)	373
Guaranteed/secured	—
Unguaranteed/unsecured	373
Stockholders’ equity	4,667
Additional paid-in capital	6,752
Accumulated other comprehensive loss	(4)
Accumulated deficit	(2,081)
Total	5,066
INDEBTEDNESS
(A) Cash	1,910
(B) Cash equivalents	594
(C) Short-term marketable securities	1,253
(D) Liquidity (A + B + C)	3,757
(E) Current financial debt	—
(F) Current portion of non-current financial debt(1)	26
(G) Current financial indebtedness (E + F)	26
(H) Net current financial indebtedness (G - D)	(3,731)
(I) Non-current financial debt(2)	373
(J) Debt instruments	—
(K) Non-current trade and other payables	—
(L) Non-current financial indebtedness (I + J +K)	373
(M) Total net financial indebtedness (H + L)	(3,358)

(1)	Consists of current operating lease liabilities.
(2)	Consists of non-current operating lease liabilities.

For information about DoorDash’s off-balance sheet liabilities, contractual obligations and contingent liabilities, see the section titled “Information about DoorDash – Operating and financial review of DoorDash – Off-balance sheet arrangements” of this Prospectus.

There have not been any material changes in DoorDash’s capitalization and indebtedness between December 31, 2021 and the date of this Prospectus.

Working capital statement

DoorDash believes that the working capital available to it is sufficient to cover its needs for at least 12 months following the date of this Prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION OF DOORDASH

The following tables present selected financial information of DoorDash as of and for the financial years ended December 31, 2021, 2020, 2019 and 2018, and as of and for the nine month period ended September 30, 2021. The selected financial information presented below has been prepared in accordance with US GAAP, and has been derived from the Earnings Release, the Interim Report, the Annual Report, and pages F-3 and F-10 – F-53 of the Form S-1, all of which are incorporated by reference into this Prospectus.

The selected financial information provided herein should be read together with the information included in the section titled “Information about this Prospectus – Presentation of financial and certain other information” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2020, 2019 and 2018, unaudited condensed consolidated financial statements for the financial year ended December 31, 2021, and unaudited condensed consolidated interim financial statements as of and for the nine months ended on September 30, 2021, as included in pages F-3 and F-10 – F-53 of the Form S-1, the Annual Report, the Earnings Release, and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

Consolidated statements of operations data

The following table summarizes DoorDash’s historical consolidated statements of operations data for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions, except share amounts which are reflected in thousands, and per share data)	(unaudited)		(unaudited)	(audited)
Revenue	3,588	1,916	4,888	2,886	885	291
Costs and expenses:(1)
Cost of revenue, exclusive of depreciation and amortization	1,703	899	2,338	1,368	523	228
Sales and marketing	1,206	610	1,619	957	594	135
Research and development	297	112	430	321	107	51
General and administrative	573	337	797	556	245	78
Depreciation and amortization(2)	107	89	156	120	32	9
Total costs and expenses	3,886	2,047	5,340	3,322	1,501	501
Loss from operations	(298)	(131)	(452)	(436)	(616)	(210)
Interest income	2	6	3	7	18	7
Interest expense	(13)	(22)	(14)	(32)	—	(1)
Other income (expense), net	(1)	—	—	3	(68)	—
Loss before income taxes	(310)	(147)	(463)	(458)	(666)	(204)
Provision for income taxes	3	2	5	3	1	—
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Premium paid on repurchase of redeemable convertible preferred stock	—	—	—	—	—	(3)
Deemed dividend to preferred stockholders	—	—	—	—	(1)	—
Net loss attributable to common stockholders	(313)	(149)	(468)	(461)	(668)	(207)
Net loss per share attributable to common stockholders, basic and diluted	(0.94)	(3.34)	(1.39)	(7.39)	(15.44)	(4.67)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	334,277	44,568	336,847	62,390	43,252	44,305

(1) Costs and expenses include stock-based compensation expense as follows:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions)	(unaudited)		(unaudited)	(audited)
Cost of revenue, exclusive of depreciation and amortization	34	1	46	31	2	3
Sales and marketing	38	1	52	37	2	3
Research and development	129	5	182	171	8	11
General and administrative	156	4	206	83	6	7
Total stock-based compensation expense	357	11	486	322	18	24

(2) Depreciation and amortization related to the following:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions)	(unaudited)		(unaudited)	(audited)
Cost of revenue	70	73	98	97	27	8
Sales and marketing	15	10	20	14	3	1
Research and development	17	4	30	6	1	—
General and administrative	5	2	8	3	1	—
Total depreciation and amortization	107	89	156	120	32	9

Consolidated statements of comprehensive loss

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions)	(unaudited)		(unaudited)	(audited)
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Other comprehensive (loss) income:
Change in unrealized (loss) gain on marketable securities	—	1	(4)	—	1	(1)
Total other comprehensive (loss) income	—	1	(4)	—	1	(1)
Comprehensive loss	(313)	(148)	(472)	(461)	(666)	(205)

Consolidated balance sheet data

The following table summarizes DoorDash’s historical consolidated balance sheet data as of the dates indicated:

	As of September 30,	As of December 31,
	2021	2021	2020	2019	2018
(USD in millions)	(unaudited)	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	2,861	2,504	4,345	257	215
Short-term marketable securities	1,299	1,253	514	508	255
Funds held at payment processors	119	320	146	50	41
Accounts receivable, net	286	349	291	58	19
Prepaid expenses and other current assets	142	139	221	125	39
Total current assets	4,707	4,565	5,517	998	569
Restricted cash	—	2	—	30	—
Long-term marketable securities	554	650	—	—	86

Property and equipment, net	355	402	210	101	21
Operating lease right-of-use assets	301	336	203	166	—
Goodwill	316	316	316	306	—
Intangible assets, net	64	61	74	103	—
Non-marketable equity securities	—	409	—	—	—
Other assets	61	68	33	28	7
Total assets	6,358	6,809	6,353	1,732	683
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	86	161	80	20	35
Operating lease liabilities	27	26	15	17	—
Convertible notes	—	—	364	—	—
Accrued expenses and other current liabilities	1,226	1,573	943	345	75
Total current liabilities	1,339	1,760	1,402	382	110
Operating lease liabilities	339	373	238	167	—
Convertible notes	—	—	—	—	—
Other liabilities	14	9	13	1	24
Total liabilities	1,692	2,142	1,653	550	134
Commitments and contingencies(1)
Redeemable convertible preferred stock(2)	—	—	—	2,264	985
Stockholders’ equity (deficit): (3)	—		—	—	—
Additional paid-in capital	6,592	6,752	6,313	70	50
Accumulated other comprehensive loss	—	(4)	—	—	(1)
Accumulated deficit	(1,926)	(2,081)	(1,613)	(1,152)	(485)
Total stockholders’ equity (deficit)	4,666	4,667	4,700	(1,082)	(436)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	6,358	6,809	6,353	1,732	683

(1)

For information on commitments and contingencies, see Note 10 to DoorDash’s audited consolidated balance sheet as of December 31, 2018, included on pages F35 – F38 of the Form S-1, Note 10 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2020, 2019 and 2018, included in the Annual Report, and Note 8 to DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended on September 30, 2021, included in the Interim Report, all of which are incorporated by reference into this Prospectus.

(2)

Redeemable convertible preferred stock, $0.00001 par value, 191,613, 235,860, zero, zero and zero shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively; 191,316, 230,667, zero, zero and zero shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively; liquidation preference of $985, $2,197, zero, zero and zero as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively.

(3)

Common stock, $0.00001 par value, 292,500, 360,000, 6,000,000, 6,000,000 and 6,000,000 Class A shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively; 41,802, 43,937, 287,190, 315,266 and 310,964 Class A shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively; zero, zero, 200,000, 200,000 and 200,000 Class B shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively; zero, zero, 31,313, 31,246 and 31,459 Class B shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively; zero, zero, 2,000,000, 2,000,000 and 2,000,000 Class C shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively; and zero Class C shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021 (unaudited) and September 30, 2021 (unaudited), respectively. For further information, see also the section titled “Information about DoorDash – Shares and share capital of DoorDash – Shares and share capital” of this Prospectus.

Consolidated statement of cash flows data

The following table summarizes DoorDash’s historical cash flows for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions)	(unaudited)		(unaudited)	(audited)
Net cash provided by (used in) operating activities	525	315	692	252	(467)	(159)
Net cash used in investing activities	(1,520)	(129)	(2,047)	(192)	(570)	(357)
Net cash (used in) provided by financing activities	(487)	714	(483)	3,996	1,109	666
Foreign currency effect on cash, cash equivalents, and restricted cash	(1)	—	(1)	2	—	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,483)	900	(1,839)	4,058	72	150
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	2,861	1,096	2,504	4,345	257	215
Restricted cash	1	91	2	—	30	—
Total cash, cash equivalents, and restricted cash	2,862	1,187	2,506	4,345	287	215

Key business metrics and alternative performance measures

In addition to the measures presented in DoorDash’s consolidated financial statements, DoorDash uses the following key business metrics and alternative performance measures to help it evaluate its business, identify trends affecting its business, formulate business plans, and make strategic decisions:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(In millions, except percentages)	(unaudited)		(unaudited)
Total Orders	1,021	543	1,390	816	263	83
Marketplace GOV	$30,785	$16,485	$41,944	$24,664	$8,039	$2,812
Contribution Profit (Loss)(1)	$780	$433	$1,071	$663	$(200)	$(59)
Contribution Margin(1)	22%	23%	22%	23%	(23)%	(20)%
Contribution Profit (Loss) as a % of Marketplace GOV	3%	3%	3%	3%	(2)%	(2)%
Adjusted EBITDA(1)	$242	$95	$289	$189	$(475)	$(158)
Adjusted EBITDA Margin(1)	7%	5%	6%	7%	(54%)	(54)%
Adjusted EBITDA as a % of Marketplace GOV	1%	1%	1%	1%	(6)%	(6)%

(1)

Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are alternative performance measures. For more information regarding DoorDash’s use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “ – Definitions and reasons for the use of alternative performance measures” below.

Definitions of business metrics

Business metric	Definition
Total Orders	DoorDash defines Total Orders as all orders completed on the DoorDash platform, including those completed through the DoorDash Marketplace and Platform Services businesses, over the period of measurement.

Marketplace GOV	DoorDash defines Marketplace GOV as the total dollar value of orders completed on its Marketplace, including taxes, tips, and any applicable consumer fees, including membership fees related to DashPass. The DoorDash Marketplace orders include orders completed through Pickup and DoorDash for Work. Marketplace GOV does not include the dollar value of orders, taxes and tips, or fees charged to merchants, for orders fulfilled through DoorDash Drive and Storefront because DoorDash utilizes a per-order fee structure for such orders and typically does not receive information regarding the dollar value of such orders.

Definitions and reasons for the use of alternative performance measures

Alternative performance measure	Definition	Reasons for the use
Contribution Profit (Loss)	DoorDash defines Contribution Profit (Loss) as its gross profit (loss) less sales and marketing expense plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing expenses and (iii) allocated overhead included in cost of revenue and sales and marketing expenses. Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue.	DoorDash uses Contribution Profit (Loss) to evaluate its operating performance and trends. DoorDash believes that Contribution Profit (Loss) is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders.

Contribution Margin	DoorDash defines gross margin as gross profit (loss) as a percentage of revenue for the same period and Contribution Margin as Contribution Profit (Loss) as a percentage of revenue for the same period.

Adjusted EBITDA

DoorDash defines Adjusted EBITDA as net income (loss), adjusted to exclude (i) certain legal, tax, and regulatory settlements, reserves, and expenses, (ii) a one-time non-cash change in fair value of a forward contract related to the issuance of DoorDash’s Series F redeemable convertible preferred stock, (iii) loss on disposal of property and equipment, (iv) transaction-related costs, (v) impairment expenses, (vi) provision for income taxes,

(vii) interest income and expense, (viii) other income (expense), net, (ix) stock-based compensation expense and certain payroll tax expense and (x) depreciation and amortization expense.

Adjusted EBITDA is a performance measure that DoorDash uses to assess its operating performance and the operating leverage in its business.
Adjusted EBITDA Margin	Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue for the same period.

Reconciliation of alternative performance measures

Contribution Profit (Loss)

Gross profit (loss) is the most directly comparable financial measure to Contribution Profit (Loss). The following table provides a reconciliation of gross profit to Contribution Profit:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions, except percentages)	(unaudited)		(unaudited)	(audited, unless otherwise indicated)
Revenue	3,588	1,916	4,888	2,886	885	291
Less: Cost of revenue, exclusive of depreciation and amortization	(1,703)	(899)	(2,338)	(1,368)	(523)	(228)
Less: Depreciation and amortization related to cost of revenue	(70)	(73)	(98)	(97)	(27)	(8)
Gross profit (unaudited)	1,815	944	2,452	1,421	335	55
Gross Margin (unaudited)	51%	49%	50%	49%	38%	19%
Less: Sales and marketing	(1,206)	(610)	(1,619)	(957)	(594)	(135)
Add: Depreciation and amortization related to cost of revenue (unaudited)	70	73	98	97	27	8
Add: Stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing (unaudited)	73	2	101	70	4	6
Add: Allocated overhead included in cost of revenue and sales and marketing (unaudited)	28	24	39	32	28	7
Contribution Profit (Loss) (unaudited)	780	433	1,071	663	(200)	(59)
Contribution Margin (unaudited)	22%	23%	22%	23%	(23)%	(20)%

Adjusted EBITDA

The following tables provide a reconciliation of net loss to Adjusted EBITDA and a calculation of Adjusted EBITDA Margin:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2021	2020	2019	2018
(USD in millions, except percentages)	(unaudited)		(unaudited)	(audited, unless otherwise indicated)
Net loss	(313)	(149)	(468)	(461)	(667)	(204)
Certain legal, tax, and regulatory settlements, reserves, and expenses (unaudited)(1)	66	115	77	160	86	19
Transaction-related costs (unaudited)	2	—	10	1	5	—
Impairment expenses (unaudited)(2)	1	11	1	11	—	—
Provision for income taxes	3	2	5	3	1	—
Interest income and expense (unaudited)	11	16	11	25	(18)	(6)
Other (income) expense, net(3)	1	—	—	(3)	68	—
Stock-based compensation expense and certain payroll tax expense (unaudited)(4)	364	11	497	333	18	24
Depreciation and amortization expense	107	89	156	120	32	9
Adjusted EBITDA (unaudited)	242	95	289	189	(475)	(158)
Adjusted EBITDA Margin (unaudited)	7%	5%	6%	7%	(54)%	(54)%

(1)

DoorDash excludes certain costs and expenses from its calculation of adjusted EBITDA because management believes that these costs and expenses are not indicative of DoorDash’s core operating performance, do not reflect the underlying economics of DoorDash’s business, and are not necessary to operate DoorDash’s business. These excluded costs and expenses consist of (i) certain legal, tax, and regulatory settlements, reserves, and expenses related to worker classification matters, DoorDash’s historical Dasher pay model and DoorDash’s September 2019 data breach incident, (ii) reserves for the collection of sales and indirect taxes that DoorDash does not expect to incur on a recurring basis, (iii) costs related to the settlement of an intellectual property matter, (iv) expenses related to supporting various policy matters, including those related to worker classification and price controls and (v) donations as part of DoorDash’s COVID-19 pandemic relief efforts. DoorDash believes it is appropriate to exclude the foregoing matters from its calculation of adjusted EBITDA because (i) the timing and magnitude of such expenses are unpredictable and thus not part of management’s budgeting or forecasting process, and (ii) with respect to worker classification matters, management currently expects such expenses will not be material to DoorDash’s results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of Proposition 22 and similar legislation.
(2)

Consists of impairment expense related to an operating lease right-of-use asset associated with DoorDash’s former headquarters, which DoorDash assigned to another company. The sublessee of the operating lease right-of-use asset is in default with respect to rental payments as of April 1, 2020 onwards. For additional information, please see Note 8 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2020, 2019 and 2018, included in the Annual Report, which is incorporated by reference into this Prospectus.

(3)

In connection with the issuance of shares of DoorDash’s Series F redeemable convertible preferred stock, DoorDash committed to sell an existing investor shares of DoorDash’s Series F redeemable convertible preferred stock in a subsequent closing at the initial issuance price of the Series F redeemable convertible preferred stock. DoorDash determined this commitment to be a forward contract, classified as a liability and measured at fair value on a recurring basis, with changes in fair value recognized in other expense, net in the consolidated statements of operations. This forward contract was entered into and settled during the year ended December 31, 2019, resulting in a $67 million one-time non-cash change in fair value of a forward contract recorded in that period.

(4)	Represents stock-based compensation expense, as well as payroll tax expense related to stock-based compensation expense incurred in connection with the DoorDash IPO.

No significant change in the financial position of DoorDash

In DoorDash’s view, no significant change in its financial position or results of operations have occurred between December 31, 2021 and the date of this Prospectus.

INFORMATION ABOUT DOORDASH

Business of DoorDash

Overview

DoorDash provides a local logistics platform that enables local businesses to address consumers’ expectations of ease and immediacy and thrive in today’s convenience economy. DoorDash’s local logistics platform connects merchants, consumers, and Dashers. DoorDash operates the DoorDash Marketplace, which enables merchants to establish an online presence and expand their reach by connecting them with consumers (“Marketplace”). Merchants can fulfill this demand with Dashers or by in-person pickup by consumers. As part of the Marketplace, DoorDash also offers Pickup, which allows consumers to place advance orders, skip lines, and pick up their orders conveniently with no consumer fees, as well as DoorDash for Work, which provides merchants on DoorDash’s platform with large group orders and catering orders for businesses and events. The Marketplace also includes DashPass, DoorDash’s membership product, which was formerly referred to as DoorDash’s subscription product, which provides consumers with unlimited access to eligible merchants with zero delivery fees and reduced service fees. In addition to the Marketplace, DoorDash offers Platform Services, which primarily includes DoorDash Drive (“Drive”), a white-label logistics service that enables merchants that have generated consumer demand through their own channels to fulfill this demand using DoorDash’s local logistics platform, and DoorDash Storefront (“Storefront”), that enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or logistics capabilities. As of December 31, 2020, the local logistics platform served 450,000 merchants, twenty (20) million consumers, and one (1) million Dashers.

History

DoorDash was incorporated on May 21, 2013 as Palo Alto Delivery Inc., a Delaware corporation. In 2015, DoorDash changed their name to DoorDash, Inc. and completed its initial public offering in December 2020.

The most important development stages of DoorDash are listed below:

•	Launched: DoorDash launched its platform in 2013 and the first delivery was completed in Palo Alto, California. In October 2019, Dashers completed 1 million deliveries in a day for the first time.

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Expanded Coverage: DoorDash expanded to the East Coast in 2014, and today DoorDash is in all 50 states in the United States as well as Puerto Rico and has also expanded internationally to Canada, Australia, Japan and Germany.

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Expanded Selection through National Brand Partnerships: In 2015, DoorDash partnered with its first national brand. DoorDash’s national brand partnerships are a key component of its strategy to provide wide and affordable selection for consumers in urban and suburban communities alike.

•	Scaled DashPass: DoorDash launched DashPass, its membership program to the physical world, in 2018.

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Broadened Merchant Services: DoorDash is a merchant-first business and, since its founding, DoorDash has strived to provide merchants with a broad array of services to enable them to grow. Over time, DoorDash has extended its merchant services to enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. DoorDash has also expanded the range of ways that merchants can reach consumers through innovative offerings such as Drive in 2016 and DoorDash for Work and Pickup in 2018.

•

Acquired Caviar: In 2019, DoorDash acquired Caviar, which has a coveted brand, premium restaurant selection, and leading technology. This acquisition advances DoorDash’s strategy of offering consumers differentiated merchant selection and enables it to cater to even more food preferences and occasions.

•	Initial Public Offering: In December 2020, DoorDash completed its initial public offering with its Class A common stock listed on the New York Stock Exchange under the symbol “DASH.”

•	Main Street Strong: In May 2020, DoorDash announced Main Street Strong, a series of initiatives designed to help restaurants.

•	DashMart Launch: In August 2020, DoorDash launched DashMart in the United States.

•	Japan Launch: On June 9, 2021, DoorDash launched in Japan.

•	Germany Launch: On November 16, 2021, DoorDash launched in Germany.

DoorDash’s growth strategy

DoorDash intends to broaden its network of merchants by providing innovative services that help merchants operate and grow their businesses.

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More merchants. DoorDash has experienced tremendous success serving merchants, primarily in the food vertical. As of December 31, 2020, DoorDash had over 450,000 merchants, the majority of which are restaurants, on its local logistics platform, and there are many more that it has yet to reach. DoorDash will continue to invest in its go-to-market strategy and sales efforts to continue adding new merchants. Over time, DoorDash plans to continue adding more merchants from verticals outside of food as well as DashMarts, DoorDash’s first party owned-and-operated convenience stores.

•

More merchant services. DoorDash provides a range of products and services, such as the Marketplace, Drive, and Storefront, to help its merchants operate and grow their businesses. DoorDash will continue to innovate and introduce new products and services to add value for its merchants and unlock additional revenue opportunities for DoorDash.

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More consumers. As of December 31, 2020, there were over 20 million monthly active users on DoorDash’s local logistics platform. DoorDash plans to continue to increase its consumer reach, both in the United States and internationally. DoorDash launched in Australia, in September 2019, and has a strong and growing business in Canada. DoorDash launched in Japan and Germany in 2021.

•

More consumer engagement. Today, consumers use DoorDash’s local logistics platform for a small fraction of their monthly meals. In the food vertical, DoorDash strives to increase the frequency with which consumers use DoorDash by being the most delicious, affordable, and convenient way to eat. DoorDash plans to do this by increasing the breadth of restaurant selection, expanding availability of meals at all times of the day, addressing the needs of business consumers via DoorDash for Work, which includes large group orders and catering orders for businesses and events, and enhancing affordability by increasing adoption of DashPass, which eliminates per-order delivery fees with partner merchants. DoorDash will also continue to seek partnership opportunities to extend the benefits of DashPass to more consumers. In addition, as DoorDash continues to add new verticals beyond food, it expects to further increase the amount of consumer spend on its platform and broaden the benefits of DashPass.

DoorDash seeks to build a reliable, high quality, and operationally efficient logistics network.

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Better consumer experience. DoorDash’s goal is to delight consumers, thereby promoting their use of its platform and making it easier for DoorDash to acquire new consumers. DoorDash continues to make investments aimed at improving the consumer experience. DoorDash is particularly focused on building tools to help Dashers improve the accuracy of items delivered and the speed and timeliness of delivery, without sacrificing selection.

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Better Dasher experience. DoorDash also invests in improving Dasher experience and satisfaction. This includes improving onboarding and enabling Dashers to sign up and start earning faster. For example, DoorDash developed its local logistics platform to provide earnings visibility after every delivery in an easy and transparent manner, and through DoorDash’s Fast Pay and DasherDirect with Instant Pay services, which enable Dashers to receive their earnings on-demand, rather than on a weekly basis.

•

Improve operational efficiency. DoorDash is focused on optimizing its cost structure primarily through product improvements meant to enhance the operational efficiency and quality of its local logistics platform. These improvements include enhancements to DoorDash’s batching algorithms and order preparation and traffic predictions.

DoorDash’s offerings

Overview of DoorDash’s offerings

DoorDash’s mission is to grow and empower local economies. DoorDash aims to achieve this by providing a logistics and technology platform that enables local businesses to address consumers’ expectations of ease and immediacy in today’s convenience economy.

DoorDash’s business consists of its Marketplace and Platform Services. DoorDash has built its Marketplace to serve the needs of three (3) key constituents: merchants, consumers and Dashers. DoorDash’s Marketplace enables merchants to establish an online presence and expand their reach by connecting them with millions of consumers. Merchants can fulfill this demand through delivery, facilitated by DoorDash’s local logistics platform, or in-person pickup by consumers. As part of DoorDash’s Marketplace, DoorDash offers Merchants a broad array of services that enable them to solve mission-critical challenges such as customer acquisition and demand generation, order fulfillment, merchandising, payment processing, and customer support. DoorDash also enables Merchants to advertise and promote on DoorDash’s platform in order to acquire new consumers and drive incremental growth.

DoorDash’s Marketplace provides a platform which as of December 31, 2020 had over 20 million monthly active users (MAU) to discover, engage with and purchase goods from merchants in their community. DoorDash’s aim is to consistently improve its consumer value proposition by increasing the volume and variety of Merchants that are available on its Marketplace, while also improving the level of convenience, quality and service DoorDash provides. DashPass, aims to improve affordability and lower transactional friction by reducing the delivery and service fees DoorDash charges consumers.

In addition to DoorDash’s Marketplace, which accounts for the vast majority of DoorDash’s revenue today, DoorDash’s Platform Services business, which primarily consists of Drive and Storefront, offers services to help merchants facilitate sales through their own channels. Drive, DoorDash’s white-label logistics service, enables merchants that have generated consumer demand through their own channels to fulfill this demand using DoorDash’s local logistics platform. Storefront enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or logistics capabilities.

For Dashers, both DoorDash’s Marketplace and Platform Services provide opportunities for those looking for accessible and flexible ways to earn and achieve their goals. Dashers set their own schedules. DoorDash provides earnings transparency so that Dashers can make informed decisions about the deliveries they choose to make.

Offerings for merchants

DoorDash has carefully designed its local logistics platform with a merchant-first approach. DoorDash’s merchant services include business enablement and demand fulfillment services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. DoorDash’s local logistics platform provides merchants with the mission-critical capabilities needed to meet the demands of the convenience economy and capture the business growth that comes from this new wave of demand.

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Merchant tablet and software portal. Partner merchants use DoorDash’s tablets and its merchant software portal for holistic views of their businesses. DoorDash’s self-service capabilities enable merchants to directly onboard to its local logistics platform and monitor their businesses in real time.

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Business Manager for merchants. Partner merchants use DoorDash’s mobile application to manage their business wherever they are using iOS or Android based devices. Business Manager allows merchants to view performance of their business, manage live orders, respond to consumer issues, and connect with DoorDash merchant support.

Merchant services that DoorDash offers for demand fulfillment include:

•

Marketplace. The Marketplace enables merchants to establish an online presence and expand their reach. It generates significant demand for merchants by connecting them with over 20 million monthly active users as of December 31, 2020. Merchants can fulfill this demand through delivery, facilitated by DoorDash’s local logistics platform, or by taking advantage of in-person pickup or self-delivery, as described below. As part of the Marketplace, DoorDash also offers:

•

Pickup. Pickup allows consumers to place advance orders, skip lines, and pick up their orders conveniently with no consumer fees. DoorDash believes Pickup generates additional foot traffic for its merchants and drives incremental sales.

•

DoorDash for Work. DoorDash for Work provides its merchants with large group orders and catering orders for businesses and events. Merchants benefit from such orders due to their large dollar value, which helps drive profitability, and the advance nature of such orders, which helps merchants plan better.

•	Self-Delivery. Self-Delivery enables merchants on the Marketplace to fulfill orders with their own delivery fleets.

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Drive. Drive, DoorDash’s white-label logistics service, enables merchants to fulfill consumer demand that they have already created through their own channels but do not have the in-house distribution capacity to fulfill. Many national merchants invest significant capital in building their own mobile applications and websites to enable consumers to interact with their brands and order online. These merchants need the ability to address the off-premise consumer demand they have created without having to build and manage their own logistics operations. Through Drive, merchants are able to connect with Dashers and leverage DoorDash’s local logistics platform to fulfill their orders.

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DoorDash Storefront. Storefront enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or logistics capabilities.

The Marketplace includes a variety of services, beyond demand fulfillment, that enable merchants’ businesses:

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Customer acquisition. DoorDash connects merchants with over 20 million monthly active users as of December 31, 2020. Merchants can also use DoorDash to initiate and run promotions and advertising to attract new consumers and drive incremental sales.

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Consumer engagement. DoorDash provides merchants with the tools to attract and engage consumers or win back consumers who have not ordered from them recently. Merchants can also feature new items or details about their individual stores.

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Merchandising strategy and personalization. DoorDash’s merchandising strategy allows it to feature certain merchants or products. For example, DoorDash often curates and features “Local Picks” prominently to showcase new merchants or recent trends. DoorDash’s machine learning algorithms further personalize selection based on individual consumer order patterns and other factors.

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Payment processing. DoorDash handles payment acceptance from consumers primarily through a third-party payment processor that manages credit card transaction processing, which means merchants do not need to be concerned with credit card authorization, chargebacks, or fraud. Partner merchants and Dashers have accounts directly with the payment processor and DoorDash remits payments to merchants and Dashers through the payment processor. When Dashers pick up from a non-partner merchant, they are authorized to pay for the purchased goods with a DoorDash-issued debit card.

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Self-service. Merchants are able to use the merchant software portal and DoorDash’s Merchant Tablet Order Manager to self-edit menus, update business hours and pricing, and provide additional information about their businesses.

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Insights and analytics. DoorDash’s merchant software portal allows merchants to track business performance on a number of metrics, including how long a Dasher waits for an order, order accuracy, analyses on top-performing items, and reports on incremental sales. Merchants can use this information to more effectively manage their operational processes and inventory and price items at competitive rates. The data DoorDash tracks enables insights that help merchants understand their consumer base, identify new ways to drive business, and improve the quality of the delivery experience.

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Customer support. DoorDash provides customer support for any orders placed through its local logistics platform. DoorDash’s customer support centers address both order and logistics issues, and it works together with merchants, consumers, and Dashers to resolve disputes.

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Integrations. DoorDash seamlessly integrates with merchants’ existing systems and workflows to streamline operations. Integration with merchant POS systems not only eliminates the need for merchants to monitor and maintain a tablet but also helps improve the delivery experience. For example, merchants with POS integration generally experience a reduction in how long a Dasher waits for an order and the number of missing or incorrect items in an order. DoorDash is also able to integrate into existing workflows through which merchants receive their orders, including website, email, tablet, phone, and fax. DoorDash does this because it is a merchant-first company and strives to integrate seamlessly with its merchants’ existing operational processes.

Offerings for consumers

For consumers, DoorDash’s local logistics platform serves as a search engine to the local economy. DoorDash’s consumer offerings provide a frictionless and personalized experience to search, discover, and order from local businesses. Both DoorDash’s consumer mobile application and website help consumers decide what to order with relevant information about each merchant, visually-rich photos, and filters to make it simple and efficient to find the right merchants and items.

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Consumer mobile application and website. DoorDash’s consumer mobile application and website provide consumers with access to a wide selection of merchants in the Marketplace. Consumers can search by delivery time, price, rating, and other categories (such as type of cuisine for restaurant merchants) to find the merchant and items that satisfy their needs. Consumers can also easily browse merchants around them to discover new merchants or goods that cater to their preferences. DoorDash’s proprietary technology enhances the consumer experience by displaying merchants according to a consumer’s preferences and other factors such as delivery times and ratings. DoorDash’s ability to serve consumers with a personalized selection of merchants that reflects its understanding of their preferences allows it to enable the discovery and curation of merchants for its consumers. DoorDash also enables consumers to place orders individually as well as order as a group.

Once a merchant is selected, consumers can customize orders according to their preferences. DoorDash’s mobile application and website provide real-time notifications and order tracking so that consumers can closely follow their orders from the moment they are placed to when they are delivered. DoorDash also offers consumers the ability to easily contact Dashers, and vice-versa, to ensure a seamless delivery experience. DoorDash’s local logistics platform also allows consumers to easily contact its support team so that issues are efficiently resolved, which provides the ability for DoorDash to turn a problem into an opportunity to engage and build loyalty with consumers.

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DashPass. DoorDash’s membership product, DashPass, serves as a membership program to the physical world and offers consumers unlimited access to eligible merchants with $0 delivery fees and reduced service fees on eligible orders. DashPass currently costs $9.99 per month for a monthly membership or $96.00 for an annual membership. DashPass enables DoorDash to reward its most engaged consumers with savings on the cost of delivery and to reward DashPass-eligible merchants by featuring them to DoorDash’s most engaged consumers.

•	Pickup. Pickup allows consumers to place advance orders, skip lines and save time, and pick up items directly from the merchant.

Offerings for Dashers

Underpinning DoorDash’s offerings for Dashers is its proprietary technology that enables Dashers to work where, when, and how they want while keeping them busy so they can earn more money in less time.

•

DoorDash enables Dashers to easily sign up anytime and anywhere. After clearing a background check, new Dashers can quickly and easily onboard onto DoorDash’s local logistics platform. DoorDash places great value on flexibility and provides Dashers with a choice to either visit a local office for personal assistance or stay in the comfort of their own home to onboard wherever they are.

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Transparency for Dashers. Through the dedicated Dasher mobile application, DoorDash strives to offer Dashers with transparency, including critical information regarding deliveries upfront such as guaranteed earnings, estimated time and distance, merchant name, and consumer drop-off information.

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Proprietary technology to optimize Dasher efficiency. DoorDash has developed proprietary technology to optimize Dasher efficiency, which keeps Dashers busy and increases their earnings potential. Based on forecasted demand, DoorDash’s algorithms predict the ideal number of Dashers needed in a given location at a given time. This helps balance the supply of Dashers with consumer demand and keeps Dashers busy when they are using DoorDash’s local logistics platform. Additionally, DoorDash’s algorithms contribute to a reduction in wasted time on a delivery and the improvement of Dasher efficiency in a variety of ways, including through smarter dispatching based on specific order preparation times and order batching. These technologies are vital as they improve Dasher efficiency and therefore the amount Dashers can earn and the cost-effectiveness of DoorDash’s local logistics platform.

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DasherDirect. DasherDirect is a financial platform for Dashers that includes a Business Prepaid Visa Card with cash back on fuel purchases, no-fee daily direct deposits, mobile banking functionality and cash-back rewards. Through the DasherDirect app, Dashers can check their account balance, pay bills, transfer money, set savings goals and find no fee ATMs.

Industry and market information

Over time, restaurants have benefited from a shift away from cooking at home towards dine-in or delivery meals from restaurants, which has resulted in an increase in sales by restaurants.1 This shift has been particularly pronounced with younger generations, as younger consumers spend significantly more compared to older consumers on both on-premise and off-premise restaurant dining.2 DoorDash believes that this shift toward dine-in and delivery meals will continue, and believes consumer demand for convenience in all verticals will grow in the coming years. DoorDash believes that this off-premise opportunity will continue to grow. Today’s consumers’ busy lifestyles and expectations of ease and immediacy are driving increased adoption of off-premise dining. With the introduction of website and mobile application-based ordering platforms, consumers can quickly and easily discover a wide selection of local restaurants. DoorDash believes the improving value proposition of local logistics platforms, including DoorDash, with wider selection than ever before, increasing convenience, and lower consumer fees have contributed to increasing off-premise consumption, and DoorDash expects this trend to accelerate, particularly in today’s convenience economy. Across industries, including travel and retail, DoorDash has seen an increasing shift from in-store to online spend and it expects to see the same trend with food. DoorDash believes that online food delivery logistics is still in the early stages of consumer adoption and, over time, online spend will represent an increasing portion of total consumer spend on restaurants, other consumer foodservices, and other local commerce categories. Through its Marketplace (which includes Pickup and DoorDash for Work) and Drive offerings, DoorDash expects to address and capture an increasing share of consumers’ off-premise spend.

DoorDash started its business with a strategic focus on suburban markets and smaller metropolitan areas. DoorDash believes that suburban markets and smaller metropolitan areas have experienced significantly higher growth compared to larger metropolitan markets because these smaller markets have been historically underserved by merchants and platforms that enable on-demand delivery. As a result of DoorDash’s early focus on and experience with suburban markets and smaller metropolitan areas, it is particularly well positioned for continued growth in these markets.

While the majority of DoorDash’s business today is in the United States, it has a strong and growing business in Canada. DoorDash launched in Australia in 2019 and in Japan and Germany in 2021. DoorDash expects further international expansion to build on the market opportunity that is already available to it.

To date, the substantial majority of DoorDash’s merchants have been restaurants. DoorDash started with food because of the size and footprint of its merchant base and because it was attracted to the unique complexities of

[1]	U.S. Department of Agriculture. See the section titled “Information about this Prospectus – Presentation of financial and certain other information – Third party information” of this Prospectus.
[2]	U.S. Department of Agriculture. See the section titled “Information about this Prospectus – Presentation of financial and certain other information – Third party information” of this Prospectus.

delivering food. Food is a large market with peaks and troughs of demand, which leads to periods of high demand during short windows of time. Focusing on restaurants enabled DoorDash to build a high-density network and improve the cost-effectiveness of its local logistics platform. DoorDash believes its expertise in food will help it scale to other verticals as more and more local businesses beyond restaurants seek to participate in the convenience economy in search of more consumers and continued growth.

With increasing consumer adoption of technology-enabled solutions in every facet of modern life, DoorDash believes that there will be increasing demand for local logistics services by merchants in industry verticals beyond food. DoorDash has already started to serve merchants in other verticals, such as convenience, grocery, pets, alcohol and flowers, but it is still in the early stages of expanding beyond food.

The markets in which DoorDash operates are intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. DoorDash competes for its constituencies on the following criteria:

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Merchants. DoorDash competes for merchants based on its ability to generate consumer demand and the quality of its business enablement and demand fulfillment services. DoorDash believes that it is positioned favorably based on the scale of its consumer base, the breadth of its demand fulfillment capabilities, and its broad array of services that enable merchants to solve mission-critical challenges.

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Consumers. DoorDash competes for consumers based on a number of factors. DoorDash believes that it is positioned favorably because it provides consumers with convenient access to its unmatched combination of merchant selection, experience, and value.

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Dashers. DoorDash competes to attract and retain Dashers based on a number of factors including flexibility and earnings potential. DoorDash believes that it is positioned favorably based on the density of its network, the improving efficiency of its platform, and the opportunities DoorDash provides Dashers to earn.

Local food delivery logistics, the largest category of DoorDash’s business today, is fragmented and intensely competitive. In the United States, DoorDash competes with other local food delivery logistics platforms including Uber Eats, Grubhub (acquired by Just Eat Takeaway in June 2021), and Postmates (acquired by Uber in December 2020), chain merchants that have their own online ordering platforms, pizza companies, such as Domino’s, online ordering systems such as Toast and ChowNow, other merchants which own and operate their own delivery fleets, grocers and grocery delivery services, and companies that provide merchant delivery services.

As DoorDash continues to expand its presence internationally, it will also face competition from local incumbents in these markets. In addition, DoorDash competes with traditional offline ordering channels, such as take-out offerings, telephone, and paper menus that merchants distribute to consumers as well as advertising that merchants place in local publications to attract consumers. With Drive, and as DoorDash continues to expand into other industry verticals beyond food, DoorDash expects to compete with large Internet companies with substantial resources, users and brand power, such as Amazon and Google.

DoorDash believes it competes favorably for merchants, consumers, and Dashers. DoorDash’s innovation, brand, and focused execution have allowed it to quickly extend its network and its geographic reach and DoorDash plans to continue its efforts to expand within its existing markets and enter new markets and geographies in the future.

For information on the breakdown of DoorDash’s revenues by offering and geographic market, see Note 3 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2020, 2019 and 2018, included in the Annual Report, and Note 3 to DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended on September 30, 2021, included in the Interim Report, both of which are incorporated by reference into this Prospectus.

Organization and personnel

Group legal structure

DoorDash is a Delaware company with, as of January 10, 2022, thirty-two (32) direct and indirect subsidiaries, including the subsidiary indicated below which may be material, in locations in which it holds its assets or locations where DoorDash intends to have operations. The below table presents information on such subsidiary. DoorDash holds, directly or indirectly, all of the shares and voting power in the subsidiary listed below.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Rights
DoorDash Essentials, LLC	United States	100%

Employees

As of the date of this Prospectus, DoorDash had approximately over 9,400 employees, as compared to over 8,600 as of December 31, 2021, 3,886 as of December 31, 2020, 2,600 as of December 31, 2019, and 1,032 as of December 31, 2018, excluding in each case Dashers classified as independent contractors. DoorDash also engages contractors and consultants. None of DoorDash’s employees are represented by a labor union. DoorDash has not experienced any work stoppages, and DoorDash believes that its employee relations are strong.

DoorDash believes that people are at the core of every business. This drives DoorDash’s focus on improving the experiences of merchants, consumers, and Dashers, and it also drives how DoorDash thinks about its employees and the culture and values that it cultivates. DoorDash’s employees are critical to its success.

DoorDash’s commitment to diversity and inclusion

DoorDash is committed to growing and empowering inclusive communities in its company, its industry, and the cities it serves. DoorDash believes that a diverse and inclusive workforce is critical to helping it attract and retain the talent necessary to grow its business. DoorDash also believes it will be a more successful company if it amplifies the voices of those who have not always been heard, and when everyone has “room at the table” and the tools, resources, and opportunities to succeed.

Some of DoorDash’s diversity and inclusion programs include:

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Elevate. Elevate is a program designed to increase the representation of women of color in leadership roles at DoorDash. The year-long program starts with each member of its management team sponsoring fellows to serve on DoorDash’s leadership team, which exposes them to senior leadership and supports their development of business skills.

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Women’s Leadership Forum. DoorDash’s Women’s Leadership Forum equips mid- to senior-level technical women with skills to thrive in its workplace. This six-month program happens once a year and includes classroom-style learning, one-on-one coaching, and group roundtables. Members of DoorDash’s management team actively participate in the forum.

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Employee Resource Groups. DoorDash supports employee-led employee resource groups (ERGs), which foster a diverse and inclusive workplace. DoorDash currently has six ERGs: Hue (employees of color), Black@DoorDash, Latinx@DoorDash, Women@DoorDash, Pride@DoorDash (LGBTQIA+), and Parents@DoorDash, all of which are open to people of all backgrounds.

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SMASH. DoorDash partners with the non-profit, SMASH, to host underrepresented college and college-bound students in STEM (science, technology, engineering, and mathematics) during the summer. The students work closely with DoorDash’s engineering and product teams to develop and present solutions to various product design challenges.

Intellectual property

DoorDash believes that its intellectual property rights are valuable and important to its business. DoorDash relies on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect its proprietary rights. Though DoorDash relies in part upon these legal and contractual protections, it believes that factors such as the skills and ingenuity of DoorDash’s employees and the functionality and frequent enhancements to its platform are larger contributors to its success in the marketplace.

DoorDash has invested in a patent program to identify and protect a substantial portion of its strategic intellectual property in logistics, selection optimization, and other technologies relevant to its business. As of December 31, 2020, DoorDash has twenty-five (25) issued U.S. patents, forty-one (41) U.S. patent applications pending, and fourteen (14) patent applications pending in a foreign jurisdiction. DoorDash continually reviews its development efforts to assess the existence and patentability of new intellectual property.

DoorDash has an ongoing trademark and service mark registration program pursuant to which it registers its brand names and product names, taglines, and logos in the United States and other countries to the extent DoorDash determines appropriate and cost-effective. As of December 31, 2020, DoorDash held thirty-four (34) registered trademarks in the United States and forty-eight (48) registered trademarks in foreign jurisdictions. DoorDash also has common law rights in some trademarks and numerous pending trademark applications in the United States and foreign jurisdictions. In addition, DoorDash has registered domain names for websites that it uses in its business, such as www.doordash.com and other variations.

DoorDash intends to pursue additional intellectual property protection to the extent it believes it would be beneficial and cost-effective. Despite DoorDash’s efforts to protect its intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled “Risk Factors – Risks related to DoorDash’s intellectual property” of this Prospectus.

Properties

DoorDash’s corporate headquarters is located in San Francisco, California, pursuant to an operating lease that expires in 2032. DoorDash leases or licenses additional offices in the United States, Canada, Australia, Japan, Mexico, Germany and India. DoorDash believes that these facilities are generally suitable to meet its current needs. DoorDash intends to expand its facilities or add new facilities as it adds employees, enter new geographic markets, and add DashMarts, DoorDash’s first-party leased and operated convenience outlets, and DoorDash believes that suitable additional or alternative space will be available as needed to accommodate any such growth.

Material agreements

Except as set forth below, DoorDash has not entered into (i) material agreements outside of its ordinary course of business during the two financial years immediately preceding the date of this Prospectus or (ii) other agreements outside its ordinary course of business based on which DoorDash or its subsidiaries have material obligations or rights as of the date of this Prospectus that are material from DoorDash’s perspective. For further information on transactions carried out by DoorDash with its related parties, see the section titled “ – Related party transactions of DoorDash”.

Share Purchase Agreement

Wolt entered into the Share Purchase Agreement, dated as of November 9, 2021, with DoorDash and Mikko Kuusi, as the Securityholder Representative. DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares and all Vested Wolt Options held by each securityholder of Wolt who becomes a party to the Share Purchase Agreement through the execution of a joinder agreement to the Share Purchase Agreement. For further information on the Share Purchase Agreement and certain ancillary agreements, see the sections titled “The Share Purchase Agreement” and “Ancillary Agreements” of this Prospectus. The Share Purchase Agreement is attached to this Prospectus as Annex A.

Bank commitments and letters of credit

November 19, 2019, DoorDash entered into a revolving credit and guaranty agreement with JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Goldman Sachs Lending Partners LLC, which provides for a $300 million unsecured revolving credit facility maturing on November 19, 2024. Loans under the credit facility bear interest, at DoorDash’s option, at (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted LIBOR rate for a one-month interest period plus 1.00%, or (ii) an adjusted LIBOR rate plus a margin equal to 1.00%. DoorDash is also obligated to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee of 0.10%.

In August 2020, DoorDash amended and restated its existing revolving credit and guaranty agreement to provide for $100 million of incremental revolving loan commitments, effective upon the consummation of an initial public offering of DoorDash’s common stock on or prior to August 7, 2021, for total revolving commitments of $400 million. The amendment and restatement also extended the maturity date for the revolving credit facility from November 19, 2024 to August 7, 2025.

The terms of DoorDash’s revolving credit facility include a number of covenants that limit its ability and its subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of DoorDash’s assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates. The terms of DoorDash’s revolving credit facility may restrict its current and future operations and could adversely affect its ability to finance its future operations or capital needs. In addition, complying with these covenants may make it more difficult for DoorDash to successfully execute its business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions. For additional information, see the section titled “Risk factors – Risks related to DoorDash’s indebtedness and liquidity – DoorDash’s revolving credit facility contains financial covenants and other restrictions on DoorDash’s actions that may limit its operational flexibility or otherwise adversely affect DoorDash’s results of operations.” of this Prospectus.

As of December 31, 2020 and September 30, 2021, DoorDash was in compliance with the covenants under the credit agreement. As of December 31, 2020 and September 30, 2021, no amounts were drawn and DoorDash had $44 million and $39 million of issued letters of credit outstanding from the revolving credit and guaranty agreement.

Investments

During the periods under review, DoorDash’s material individual investment items comprised the acquisition of certain assets and liabilities from Square, Inc. related to Caviar, a marketplace focused on facilitating deliveries from premium restaurants, as described in further detail below, in addition which on October 19, 2021, the Company closed a $400 million investment in preferred shares of a private company based in Europe which provides an instant grocery delivery service.

On October 31, 2019, DoorDash acquired Caviar in an effort to help grow its business, advance its strategy of offering consumers differentiated merchant selection, and enable DoorDash to cater to even more food preferences and occasions. The acquisition has been accounted for under the acquisition method of accounting. The acquisition date fair value of the consideration transferred was $411 million, which consisted of $311 million in cash, including $1 million in seller transaction costs settled at closing, and $100 million of DoorDash’s Series G redeemable convertible preferred stock. DoorDash’s acquisition-related costs were $5 million and all costs were recorded as general and administrative expenses on DoorDash’s consolidated statements of operations during the period in which they were incurred. The total purchase consideration of the Caviar acquisition was allocated to the tangible and intangible assets acquired, and liabilities assumed, based upon their respective fair values as of the date of the acquisition. Management determined the fair values based on a number of factors, including a valuation from an independent third-party valuation firm. The excess of the purchase price over the net assets acquired was recorded as goodwill. Goodwill is attributable to the assembled workforce and anticipated synergies from the future growth and strategic advantages in the food delivery industry. The goodwill recorded in connection with the acquisition of Caviar is deductible for tax purposes.

As of the date of this Prospectus, DoorDash has no on-going material individual investment items other than the Transaction.

Legal proceedings

DoorDash, including Caviar and the other subsidiaries of DoorDash, are currently involved in, and may in the future be involved in, legal proceedings, claims, regulatory inquiries, audits, and governmental investigations (collectively, “Legal Proceedings”) in the ordinary course of business, including suits by merchants, consumers, Dashers, Caviar delivery providers, or other third parties (individually or as class actions).

The outcomes of DoorDash’s Legal Proceedings are inherently unpredictable and subject to significant uncertainties. For some matters for which a material loss is reasonably possible, an estimate of the amount of loss or range of losses is not possible nor is DoorDash able to estimate the loss or range of losses that could potentially result from the application of nonmonetary remedies. Until the final resolution of Legal Proceedings, there may be an exposure to a material loss in excess of the amount recorded.

Except as set forth below, DoorDash is not, and has not been within the past 12 months, party to any material administrative, legal, or arbitration proceeding that may have or have had a significant effect on the financial position or profitability of DoorDash, and DoorDash is not aware of any such proceedings being pending or threatened.

Independent contractor classification matters

DoorDash is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of third-party delivery providers on DoorDash’s platform and on the Caviar platform as independent contractors, and claims that, by the alleged misclassification, DoorDash has violated various labor and other laws that would apply to delivery employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for DoorDash.

DoorDash has been involved in and continues to be involved in numerous legal proceedings related to Dasher classification, and such proceedings have increased in volume since the California Supreme Court’s 2018 ruling in Dynamex, including an action brought by the San Francisco District Attorney in June 2020. In addition, an increasing number of jurisdictions are considering implementing standards similar to the test set forth in Dynamex to determine worker classification. For example, the California Legislature passed AB 5, which was signed into law by Governor Gavin Newsom on September 18, 2019 and became effective on January 1, 2020. AB 5 codified the Dynamex standard regarding contractor classification, expanded its application, and created numerous carve-outs. DoorDash, along with certain other companies, supported Proposition 22 to address AB 5 and preserve flexibility for Dashers, which was approved by voters in November 2020 and went into effect in December 2020. However, on August 20, 2021, the Alameda County Superior Court in California issued an order finding that the entirety of Proposition 22 is unenforceable. The California Attorney General, the Protect App-Based Drivers and Services coalition and individual sponsors of Proposition 22 have filed notices of appeal to the California Court of Appeal. Proposition 22 remains in effect pending further court proceedings. Under Proposition 22, certain provisions regarding compensation, along with certain other requirements, are now applicable to DoorDash and Dashers in California and DoorDash’s costs related to Dashers have increased in California. To offset a portion of these increased costs, DoorDash will in certain circumstances charge higher fees and commissions, which could result in lower order volumes over time and adversely impact DoorDash’s results of operations. In addition, several other jurisdictions where DoorDash operates may be considering adopting legislation, or DoorDash may propose or support legislation, ballot initiatives, or other legislative processes in certain jurisdictions, that would pair worker flexibility and independence with new protections and benefits, and DoorDash is engaged in ongoing discussions with Dashers, policy makers and other stakeholders regarding the future of the type of work that Dashers perform. To the extent other jurisdictions adopt such legislation, or DoorDash proposes or support legislation, ballot initiatives or other legislative processes in certain jurisdictions, DoorDash would expect its costs related to Dashers in such jurisdictions to increase and DoorDash could experience lower order volumes in such jurisdictions if DoorDash charges higher fees and commissions as a result of such laws, and DoorDash’s results of operations would be adversely impacted. For example, DoorDash, along with certain other companies, app-based drivers, and community groups, are supporting a campaign for a 2022 ballot initiative in Massachusetts that would pair worker flexibility and independence with new protections and benefits for Dashers in Massachusetts. Even with the passage of Proposition 22 and similar legislation, such initiatives and legislation could still be challenged and subject to litigation. For example, certain plaintiffs filed a claim in California Superior Court challenging the constitutionality of Proposition 22, which resulted in the Alameda County Superior Court’s order noted above (which is being appealed), and similar challenges may also be filed. In addition, DoorDash could face further challenges to the classification of Dashers that utilize DoorDash’s platform as independent contractors as other states where DoorDash operates are considering adopting similar legislation or regulations.

DoorDash is currently involved in a number of putative class actions, representative actions, such as those brought under PAGA and individual claims both in court as well as arbitration and other matters challenging the classification of third-party delivery providers on DoorDash’s platform and on the Caviar platform as independent contractors.

In November 2019, DoorDash filed an agreement to pay $40 million with the representatives of Dashers that had filed certain actions in California and Massachusetts in settlement of claims under PAGA and class action claims alleging worker misclassification of Dashers, or the Marciano settlement. These actions were filed by and on behalf of Massachusetts Dashers that utilized the DoorDash platform since September 2014 and California Dashers that utilized the DoorDash platform since August 2016. The settlement was filed with the Superior Court of California, County of San Francisco on November 21, 2019. On April 24, 2020, the court issued a tentative ruling raising certain issues with the filed settlement agreement and requesting supplemental briefing from the parties. On June 8, 2020, the parties submitted supplemental briefing and an amended settlement agreement to the court. The amended settlement agreement increased the total amount to be paid by DoorDash from $40 million to $41 million. On June 19, 2020, the court issued a tentative ruling raising certain issues with the filed amended settlement agreement and requesting supplemental briefing from the parties. On July 24, 2020, the parties submitted supplemental briefing and an amended settlement agreement to the court. On August 31, 2020, the court issued a tentative ruling denying plaintiff’s motion for preliminary approval of the amended settlement without prejudice and inviting the parties to file supplemental briefing addressing the concerns raised by the court. On October 30, 2020, DoorDash entered into an amended settlement agreement to increase the total amount to be paid by DoorDash from $41 million to $89 million. On November 4, 2020, the parties submitted supplemental briefing and the amended settlement agreement to the court. On February 17, 2021, the court issued a tentative ruling denying plaintiff’s motion for preliminary approval of the amended settlement without prejudice. On April 7, 2021, plaintiffs filed a notice of withdrawal of the motion for preliminary approval of the settlement. In light of the court’s concern about the plaintiffs releasing various class claims that were not originally pled in the Marciano action (which was filed as a PAGA-only case), the parties agreed not to seek a release of these claims Marciano, but to instead present a new proposed settlement in Marko v DoorDash, Inc., Case No. BC659841 (Los Angeles Super. Ct.), where the court currently has jurisdiction over the various class claims under the Labor Code encompassed by the agreement. On April 16, 2021, plaintiffs filed a revised settlement agreement with the Superior Court of California, County of Los Angeles, or the Marko settlement. The total amount to be paid by DoorDash is $100 million. On January 13, 2022, the court granted final approval of the Marko settlement which resolves claims under PAGA and claims alleging worker misclassification for Dashers in California for the period of August 30, 2016 through December 31, 2020 and claims alleging worker misclassification for Dashers in Massachusetts for the period of September 26, 2014 through March 31, 2021.

More than 35,000 Dashers and Caviar delivery providers who have entered into arbitration agreements with DoorDash have filed or expressed an intention to file arbitration demands against DoorDash that assert worker misclassification claims. As of May 13, 2021, DoorDash reached agreements that would resolve the worker misclassification claims for the substantial majority of these individuals. Under these agreements, certain Dashers and Caviar delivery providers were eligible for settlement payments, subject to a threshold number of the covered individuals entering into individual settlement agreements. As of December 31, 2021, individual settlement agreements have been executed and amounts paid thereunder, in an aggregate amount of approximately $83 million, including attorneys’ fees, and covering approximately 31,000 Dashers and Caviar delivery providers. DoorDash does not admit any allegations of wrongdoing as part of the resolution of these matters.

Various other Dashers and Caviar delivery providers have challenged or threatened to challenge, and may challenge in the future, their classification on the DoorDash platform and on the Caviar platform, respectively, as an independent contractor under federal and state law, seeking monetary, injunctive, or other relief. DoorDash is currently involved in a number of such actions filed by individual Dashers and Caviar delivery providers, with many additional claims threatened, including those brought in, or compelled pursuant to DoorDash’s independent contractor agreement to, individual arbitration. In addition, in June 2020, the San Francisco District Attorney filed an action in the Superior Court of California, County of San Francisco, alleging that DoorDash misclassified Dashers as independent contractors as opposed to employees in violation of the California Labor Code and the California Unfair Competition Law, among other allegations. This action is seeking both restitutionary damages and a permanent injunction that would bar DoorDash from continuing to classify Dashers as independent contractors. In August 2020, the San Francisco District Attorney filed a motion for preliminary injunction that would bar DoorDash from continuing to classify Dashers in California as independent contractors during the pendency of this case. In December 2020, the San Francisco District Attorney withdrew its request for preliminary injunction. It is a reasonable possibility that a loss may be incurred; however, the possible range of losses is not estimable given the status of the case. In addition, in 2017, DoorDash settled one classification matter in California on a class basis including claims raised under PAGA and is in the process of settling a similar classification matter in California.

DoorDash has been proactively working with state and local governments and regulatory bodies to ensure that its platform can continue to operate in the United States and foreign jurisdictions including Canada and Australia. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to DoorDash’s industry and related technologies.

DoorDash believes it has meritorious defenses and intends to dispute the allegations of wrongdoing and defend itself vigorously in these matters. Legal Proceedings related to these matters can have an adverse impact on DoorDash because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

Consumer protection and other actions

DoorDash has in the past been, is currently, and may in the future be involved in other Legal Proceedings in the ordinary course of business, including class action lawsuits and actions brought by government authorities, alleging violations of consumer protection laws, data protection laws, civil rights laws and other laws. In addition, DoorDash has been subject to Legal Proceedings related to representations regarding tips paid to Dashers and the Dasher pay model of DoorDash. DoorDash disputes any allegations of wrongdoing and intends to continue to defend itself vigorously in these matters.

Intellectual property matters

From time to time, DoorDash is involved in Legal Proceedings related to alleged infringement of patents and other intellectual property and, in the ordinary course of business, DoorDash receives correspondence from other purported holders of patents and other intellectual property offering to license such property and/or asserting infringement of such property. DoorDash disputes any allegation of wrongdoing and intends to defend itself vigorously in these matters.

Regulatory and administrative investigations, audits, and inquiries

DoorDash has in the past been, is currently, and may in the future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by federal, state, or local governmental agencies concerning DoorDash’s business practices, the classification and compensation of Dashers and Caviar delivery providers, the Dasher pay model, privacy, data security, tax issues, unemployment insurance, workers’ compensation insurance, and other matters. For example, DoorDash is currently under audit by the Employment Development Department of the State of California for payroll tax liabilities. Results of investigations, audits, and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on DoorDash’s business, financial condition, and results of operations, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of the outcome, these matters can have an adverse impact on DoorDash in light of the costs associated with cooperating with, or defending against, such matters, and the diversion of management resources, and other factors.

Personal injury matters

DoorDash has in the past been, is currently, and may in the future be the involved in Legal Proceedings where various parties may claim that DoorDash is liable for damages related to accidents or other incidents involving Dashers who have been active on the DoorDash platform or Caviar delivery providers who have been active on the Caviar platform. DoorDash is currently named as a defendant in a number of matters related to accidents or other incidents involving Dashers that utilize the DoorDash platform, Caviar delivery providers on the Caviar platform, and third parties. In many of these matters, DoorDash believes it has meritorious defenses, disputes the allegations of wrongdoing, and intends to defend itself vigorously. There is no pending or threatened legal proceeding that has arisen from these accidents or incidents that individually, in DoorDash’s opinion, is likely to have a material impact on its business, financial condition, or results of operations; however, results of litigation and claims are inherently unpredictable and Legal Proceedings related to such accidents or incidents, in the aggregate, could have a material impact on DoorDash’s business, financial condition, and results of operations. Regardless of the outcome, these matters can have an adverse impact on DoorDash because of defense and settlement costs individually and in the aggregate, the diversion of management resources, and other factors.

Regulatory environment

DoorDash is subject to a wide variety of laws and regulations in the United States and other jurisdictions. These laws, regulations, and standards govern issues such as worker classification, labor and employment, commissions and fees, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, environmental protection, personal injury, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks. The sale and delivery of goods through DoorDash’s platform is also subject to laws, regulations, and standards that govern food safety, alcohol, tobacco, cannabidiol, pharmaceuticals and controlled substances, hazardous substances, and the interstate and intrastate transport of goods. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies. DoorDash has been proactively working with state and local governments and regulatory bodies to ensure that DoorDash’s platform is available broadly in the United States and foreign jurisdictions including Canada and Australia.

Additionally, laws relating to the potential liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities in the United States at the federal and state level are considering a number of legislative and regulatory proposals concerning privacy and other matters that may be applicable to DoorDash’s business. It is also likely that if business of DoorDash grows and evolves and its services are used in a greater number of geographies, DoorDash would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to DoorDash’s business and the new laws to which it may become subject.

Further, DoorDash receives, transmits, and stores a large volume of personally identifiable information and other data relating to the users on its platform, as well as other personally identifiable information and other data relating to individuals such as DoorDash’s employees. Numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti- Spam Law, Australia’s Privacy Act, the GDPR, the TCPA, and the CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another.

For example, the CCPA, which went into effect on January 1, 2020, among other things, requires disclosures to California consumers and affords such consumers abilities to opt out of certain sales of personal information. The CCPA provides for fines of up to $7,500 per violation. Aspects of the CCPA and its interpretation and enforcement remain uncertain. The effects of this legislation potentially are far-reaching and may require DoorDash to modify its data processing practices and policies and incur substantial compliance-related costs and expenses. Moreover, DoorDash will become subject to additional countries’ privacy laws as it expands its international operations. For example, with its November 2021 launch in Germany, DoorDash became subject to the GDPR, which imposes strict requirements relating to the processing of personal data and noncompliance is subject to significant penalties, which can include fines of up to the greater of €20 million or 4% of total worldwide revenue and injunctions against the processing of personal data. The CCPA has been amended on multiple occasions, and it is unclear whether it will be further amended. For example, a ballot initiative in California in November 2020, the CPRA was approved by California voters and significantly modified the CCPA, resulting in further uncertainty and likely requiring DoorDash to incur additional costs and expenses in an effort to comply. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. DoorDash will continue to monitor developments related to the CPRA. Additionally, enactment of the CCPA has prompted similar legislative developments in other states in the U.S., such as Virginia, which in March 2021 enacted a Consumer Data Protection Act that will go into effect January 1, 2023, and Colorado, which in June 2021 enacted a Colorado Privacy Act that will go into effect July 1, 2023. Similar laws are being considered by other state legislatures. These developments create the potential for a patchwork of overlapping but different state laws.

See the section titled “Risk Factors – Risks related to DoorDash’s legal and regulatory environment” of this Prospectus for additional information about the laws and regulations DoorDash is subject to and the risks to its business associated with such laws and regulations.

Available information

DoorDash’s website is located at www.doordash.com, and its investor relations website is located at ir.doordash.com. Copies of DoorDash’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge on its investor relations website as soon as reasonably practicable after DoorDash files such material electronically with or furnish it to the SEC. The SEC also maintains a website that contains DoorDash’s SEC filings at www.sec.gov.

DoorDash announces material information to the public about DoorDash, its products and services, and other matters through a variety of means, including filings with the SEC, press releases, public conference calls, webcasts, the investor relations section of DoorDash’s website (ir.doordash.com), DoorDash’s blog (blog.doordash.com), and DoorDash’s Twitter account (@DoorDash) in order to achieve broad, non-exclusionary distribution of information to the public and for complying with its disclosure obligations under U.S. Regulation FD.

Any updates to the list of disclosure channels through which DoorDash will announce information will be posted on the investor relations page on DoorDash’s website.

Operating and financial review of DoorDash

The following review of DoorDash’s results of operations and financial position should be read together with the information included in the section titled “Selected historical financial information of DoorDash” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2020, 2019 and 2018, unaudited condensed consolidated financial statements for the financial year ended December 31, 2021, and unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, as included in the Annual Report, the Earnings Release, and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

This review includes forward-looking statements which involve risks and uncertainty. DoorDash’s actual results of operations and financial position may deviate considerably from those expressed in such forward-looking statements as a result of factors discussed below and elsewhere in this Prospectus, particularly in the section titled “Risk factors”.

Overview

DoorDash has built a technology-enabled local logistics platform that enables local brick-and-mortar businesses to address consumers’ expectations of ease and immediacy and thrive in today’s convenience economy. DoorDash’s local logistics platform connects over 450,000 merchants, over 20 million consumers, and over 1 million Dashers in the United States, Canada, and Australia every month.

DoorDash built its products to serve the needs of its three (3) key constituents: merchants, consumers and Dashers. DoorDash does this primarily through its Marketplace, which offers a broad array of services that enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. DoorDash’s Marketplace enables merchants to establish an online presence and expand their reach. It generates significant demand for merchants by connecting them with millions of consumers. Merchants can fulfill this demand through delivery, facilitated by DoorDash’s local logistics platform, or in-person pickup by consumers.

In addition to its Marketplace, which accounts for the vast majority of DoorDash’s revenue today, DoorDash’s Platform Services business, which primarily consists of Drive and Storefront, offers services to help merchants facilitate sales through their own channels. Drive, DoorDash’s white-label logistics service, enables merchants that have generated consumer demand through their own channels to fulfill this demand using DoorDash’s local logistics platform. Storefront enables merchants to create their own branded online ordering experience, providing them with a turnkey solution to offer consumers on-demand access to e-commerce without investing in in-house engineering or logistics capabilities.

Recent trends and outlook

This section includes forward-looking statements which involve risks and uncertainty. DoorDash’s actual results of operations and financial position may deviate considerably from those expressed in such forward-looking statements as a result of factors discussed below and elsewhere in this Prospectus, particularly in the section titled “Risk factors”.

Operating trends

Consumers

Demand on DoorDash’s Marketplace grew substantially in 2021, exceeding DoorDash’s initial expectations and the expectations of many who questioned the sustainability of demand as restaurants reopened. Higher-than-expected consumer retention and new consumer growth drove the outperformance. DoorDash believes these results reflect its relentless focus on selection, quality, and affordability, as well as consumers’ enduring demand for convenience.

Beyond restaurants, consumers showed a growing interest in many of the newer categories on DoorDash’s Marketplace in 2021. In December, 14% of monthly average users (MAUs) placed an order in DoorDash’s non-restaurant verticals, with increasing average order frequency versus September. During that time many markets saw over 20% of MAUs placing an order in a non-restaurant vertical. Since many of DoorDash’s non-restaurant verticals are ones that consumers use frequently in their daily lives, DoorDash sees an opportunity to meaningfully increase adoption and engagement over time.

DoorDash’s goal with its Marketplace is to build a world-class local commerce platform. DoorDash’s analysis continues to suggest consumers who order from non-restaurant categories subsequently increase their order volume on DoorDash’s Marketplace as a whole and in the restaurant category by more than consumers who do not order from new categories. This supports DoorDash’s view that a scaled multi-category experience can drive improved retention and order frequency over time.

MAUs reached an all-time high of over 25 million in the three months ended December 31, 2021 and DashPass members exceeded 10 million in the same period. In many ways, DashPass is emblematic of DoorDash’s broader strategy to focus on maximizing long-term profit dollar production. While DashPass orders generate lower contribution margins than non-DashPass orders on average, DashPass members have higher retention and order frequency than non-members. This helps drive faster growth and higher profit dollar production.

While DoorDash’s overall penetration of DashPass members has grown in 2021, penetration in several markets remains well below the company average. DoorDash views these under-penetrated markets as an attractive opportunity to continue growing DashPass.

Marketplace orders in Canada and Australia grew substantially faster than those in the U.S. in both the three and twelve months ended December 31, 2021. DoorDash is still a minority player in Canada and Australia, but it is beginning to see consistent execution drive improvements in order frequency, category share, and contribution margins, which reinforces DoorDash’s optimism about the long-term value of these markets. In Japan and Germany, DoorDash’s efforts remain nascent and DoorDash continues to focus on the foundational elements of selection and quality.

Dashers

Despite a tight labor market with more jobs available than people looking for work, over 3 million people dashed in the three months ended December 31, 2021. The data around how Dashers leverage DoorDash’s platform continues to suggest dashing is both unique from and additive to traditional structured work. Dashers worked an average of less than four active hours per week in the three months ended December 31, 2021, which was consistent with previous quarters. Additionally, well under 1% of Dashers averaged more than 30 active hours per week in the same period, which was also consistent with previous quarters. Data from the U.S. Bureau of Labor Statistics from December 2021 suggests it takes 13 weeks for the median unemployed person in the U.S. to find a new job. People that qualify to dash are often eligible to begin generating income within a day of signing up. These usage patterns and characteristics are unlike those of any other earning opportunity DoorDash knows of.

DoorDash strongly believes dashing has a positive impact on individuals and their communities. In DoorDash’s most recent survey: 68% of Dashers said they use dashing to make up for lost income at work, which suggests dashing generates income that is additive to structured employment; 35% of Dashers said they use dashing to avoid applying for government assistance, which suggests dashing helps people bridge periods of financial insecurity; 71% of Dashers said they work more hours at certain times of the week, month, or year, which suggests the flexibility of dashing is critical; 64% of Dashers said dashing helps them pay rent and care for their family, which suggests dashing helps people achieve greater financial security; and 27% of Dashers said they would not get another job if they could no longer dash, which suggests much of the income generated from dashing would be lost if its accessibility and flexibility was impaired.

Merchants

In 2021, DoorDash generated nearly $30 billion in sales for merchants in its communities through its Marketplace and facilitated several billion more in sales through its Platform Services. These results are the output of DoorDash’s focus on providing a range of services that help merchants more easily connect with consumers, so they can focus on what they do best.

DoorDash competes for merchants based on the overall value it provides, its ease of use, and the level of service it provides. In most cases, merchants have several alternatives, including services from competitors or building functions internally. If DoorDash does not continue innovating in order to provide exceptional value, merchants will not use its services.

In 2021, DoorDash introduced new tiered pricing options to better serve the unique needs of every restaurant; its first mobile merchant app so businesses can manage their stores on DoorDash from their phones; new tools for managing demand during busy times in restaurant kitchens; and new advertising solutions to help merchants attract new consumers and grow their businesses.

The innovation, quality and value DoorDash provides to merchants is evident in the growing volume of merchants on its platform and in their decisions to stick with DoorDash over time. DoorDash exited 2021 with over 550,000 partner merchants leveraging its Marketplace and Platform Services, which was up by more than 150,000 year-on-year. Similarly, voluntary merchant churn on DoorDash’s platform declined in 2021 versus levels in either 2020 or 2019. In the three months ended December 31, 2021, partner merchants grew sales on DoorDash’s marketplace by 23% year-on-year on a same-store basis.

Active Drive and Storefront stores increased by over 70% year-on-year. Merchant demand for services that help them build their own channels remains high. Even merchants who have historically relied on in-house fleets, are often using DoorDash Drive due to its cost effectiveness and demonstrated quality. DoorDash intends to continue making its existing services easier to use, more cost effective and reliable, and expanding its suite of services, so that more merchants can more easily build successful first-party digital businesses.

In 2021, DoorDash’s services helped many restaurants grow their businesses in an environment that remained challenged by supply chain constraints, hiring difficulties, and changing regulations. Although DoorDash has driven significant growth in Marketplace GOV from restaurants and believes it made a meaningful contribution to the industry in 2021, DoorDash’s Marketplace GOV remains just 5% of US restaurant industry sales.

In verticals beyond restaurants, DoorDash’s Marketplace remains nascent. DoorDash launched convenience and grocery on the DoorDash Marketplace in 2020 and a number of other new categories in 2021. Non-restaurant partner merchants on DoorDash’s Marketplace more than doubled during 2021. While DoorDash is pleased with this progress, it must make it easier for merchants, particularly smaller ones, to onboard and leverage its services, while also driving more consumer demand in order to increase the value DoorDash provides. DoorDash is focused on this and intends to invest in new tools that make it easier and more attractive for merchants to leverage its services to build and grow their businesses.

Outlook

In the Earnings Release published on February 16, 2022, DoorDash issued the following outlook for the three months ending on March 31, 2022 and the year ending on December 31, 2022:

“Q1 and 2022 Outlook

We expect Q1 Marketplace GOV to be in a range of $11.4 billion to $11.8 billion, with Q1 Adjusted EBITDA in a range of $0 million to $50 million.

We expect 2022 Marketplace GOV to be in a range of $48 billion to $50 billion, with 2022 Adjusted EBITDA in a range of $0 million to $500 million.

Our current outlook excludes any impact from the pending Wolt transaction. We continue to expect the Wolt transaction to close in 1H 2022, and anticipate updating our outlook after the transaction closes.

Among other factors, our outlook anticipates continued growth in our U.S. restaurant Marketplace, as well as ongoing investment in new categories, international markets, and Platform Services. We caution investors that significant uncertainty remains around several factors, including: the ongoing COVID pandemic and the impact of labor shortages, inflation, and other macroeconomic factors. These or other factors could cause the behavior of merchants, Dashers, or consumers to deviate from the expectations included in our guidance. A more complete discussion of our risk factors is available in our 10-K and other relevant SEC filings.”

As far as financial metrics are concerned, the outlook has been compiled and prepared on a basis which is comparable with the historical financial information included in this Prospectus and consistent with DoorDash’s accounting policies. The outcome of the outlook could be impacted by several factors, including those set out in the section titled “Risk factors” of this Prospectus, many of which are beyond DoorDash’s control. Factors beyond DoorDash’s control include, but are not limited to: the ongoing COVID-19 pandemic, legal proceedings and regulatory matters and the impact of labor shortages, inflation, competition and other macroeconomic factors. Factors that DoorDash is able to influence include level of investment in new geographies, products, or offerings, consumer, merchant and Dasher acquisition, its hiring, spending on marketing or other items.

Factors affecting DoorDash’s future performance

DoorDash believes that the growth and future success of its business depend on many factors. While each of these factors presents significant opportunities for DoorDash’s business, they also pose important challenges that it must successfully address in order to sustain growth, improve its results of operations, and achieve, maintain or increase profitability.

Increase merchant selection

DoorDash must maintain and grow its broad selection of merchants to continue to deliver value for consumers and Dashers. DoorDash’s ability to maintain and grow its merchant base depends in part on its ability to continue to solve mission-critical challenges for merchants. DoorDash has invested substantially in its technology platform to give merchants the tools they need to thrive in the convenience economy. DoorDash believes that increasing the value and variety of its merchant services will attract more merchants to its local logistics platform. DoorDash intends to enhance its value proposition to merchants through offering new services, increasing the size and engagement of its consumer base to drive greater demand, improving recommendation and personalization features, developing innovative marketing services, and improving the analytics tools available to merchants. If DoorDash fails to attract new merchants to DoorDash and retain existing merchants, its business, financial condition, and results of operations would be adversely affected.

DoorDash also relies on merchants on its platform for many aspects of its business, and any failure by them to maintain their service levels, or any changes to their pricing or operating costs could adversely affect DoorDash’s business. DoorDash does not control or influence merchant pricing for goods or their underlying operating costs. If merchants on DoorDash’s platform were to price their goods unreasonably or cease operations, temporarily or permanently, consumers may not use DoorDash’s platform to purchase from those merchants, or those merchants may leave DoorDash’s platform, which DoorDash expects could reduce the number of consumers on its platform.

Cost-effectively attract consumers and increase their engagement

In order to grow its business, DoorDash must cost-effectively attract new consumers and increase their engagement with DoorDash’s local logistics platform over time. A substantial portion of DoorDash’s consumers are acquired via word of mouth, but DoorDash also uses paid marketing to further enhance the growth of its consumer base. DoorDash also offers certain promotions to drive consumer acquisition and encourage the repeat use of its platform. Historically, most of DoorDash’s spending to acquire consumers and encourage their repeat use of its platform has occurred in the first year that they are on DoorDash’s platform, and DoorDash must continue to make such investments efficiently. Once DoorDash acquires new consumers and they begin to use its platform, DoorDash works to create a best-in-class experience to encourage loyalty and drive increased order frequency. DoorDash is particularly focused on improving the accuracy of items delivered and the speed and timeliness of delivery, without sacrificing selection.

With DashPass, DoorDash’s membership product, DoorDash aims to increase consumer engagement through cost savings. Consumers who are members of DashPass have higher order frequency relative to non-members, based on data available since DashPass launched in 2018. However, these members could be early adopters of DashPass and their order frequency may not be representative of future member order frequency as DashPass adoption continues to grow. Further, the average order frequency for DashPass members fluctuates from period to period depending on a number of factors, including the number of non-paying trial users, who generally have lower order frequency. In addition, increasing the selection of merchants available on DoorDash’s local logistics platform and offering additional fulfillment options such as Pickup are aimed at making DoorDash the platform of choice for occasions beyond lunch and dinner. If DoorDash fails to cost-effectively attract new consumers and expand its consumers’ engagement with its local logistics platform over time, DoorDash’s business, financial condition, and results of operations would be adversely affected.

Cost-effectively attract Dashers

In order to grow its business, DoorDash must cost-effectively attract Dashers. DoorDash competes for Dashers’ time on every order presented to Dashers through the DoorDash platform. DoorDash competes against alternate local logistics services, other working opportunities, or other uses of time such as leisure. In order to compete effectively, DoorDash must acquire Dashers at attractive rates and then earn their time by providing earning opportunities that are attractive, worthwhile, and incremental to other choices available in the labor market. DoorDash competes for Dashers’ time based primarily on the level of accessibility, flexibility, earnings, and service it provides.

If DoorDash does not attract the number of Dashers needed to fulfill the volume of orders generated through its Marketplace and Drive platforms, the quality of its deliveries will deteriorate or it will not be able to deliver orders at all. This could damage DoorDash’s consumer perception and merchant relationships, and could adversely affect its business, financial condition, and results of operations. Similarly, if the cost to acquire Dashers rises more than expected, it could adversely affect its business, financial condition, and results of operations.

Improve the cost-effectiveness of DoorDash’s local logistics platform

DoorDash must continue to improve the cost-effectiveness of its local logistics platform to achieve, maintain or increase profitability. DoorDash’s ability to provide a cost-effective local logistics platform depends on a number of factors, including Dasher efficiency. DoorDash’s ability to maintain or improve Dasher efficiency relies on the technology that powers its local logistics platform. DoorDash’s technology considers information on demand forecasting, preparation times, and route distances, among other factors, to optimize for both the number and quality of deliveries. DoorDash’s technology attempts to increase earnings opportunities for Dashers, while minimizing any wasted time on a delivery, such as how long a Dasher waits at a merchant location. DoorDash continues to make significant investments to improve the efficiency and sophistication of its technology, including enhancements to demand prediction, forecasting food preparation times at merchants, and optimizing its routing and batching algorithms. DoorDash also strives to make operational and technological improvements in order to reduce the number of defective orders and, accordingly, refunds and credits.

DoorDash’s ability to provide a cost-effective local logistics platform is also dependent on Dasher pay, which is a significant cost and subject to a number of risks. In September 2019, DoorDash made changes to its former pay model, and the current pay model includes (i) a base pay amount for each order, which depends on the estimated time, distance, and desirability of the order, (ii) promotions for orders that meet certain conditions, including bonuses for Dashers who meet specific goals, and (iii) tips from consumers, which Dashers receive 100% of on top of base pay and promotions. The base pay amount, any promotions, and any tips that the consumer chooses to include at checkout are shown to Dashers when they are offered a delivery.

DoorDash’s current Dasher pay model has led to an increase in Dasher compensation, but may also cause less consistency in earnings across deliveries in some cases. DoorDash’s current pay model may also result in an increase to the fees it charges to consumers, which in turn could affect DoorDash’s ability to attract and retain consumers. Further, this pay model may lead to negative publicity related to perceptions of the complexity of the pay model, inconsistency in earnings for Dashers, and a lack of flexibility in the ways consumers can leave tips, and as a result, DoorDash may not be successful in attracting and retaining merchants, consumers, and Dashers. In the future, based on a variety of factors, including legal and regulatory changes, DoorDash may change its pay model again. DoorDash’s current pay model, and any future changes to its pay model or its ability to cost-effectively acquire and retain Dashers, could adversely affect DoorDash’s business, financial condition, and results of operations.

DoorDash’s ability to provide a cost-effective local logistics platform could also be impacted by legal or regulatory challenges to the classification of Dashers that utilize its platform as independent contractors. To the extent Dashers are determined to be employees under other state or federal law, DoorDash would be required to significantly alter its existing business model and operations, which would have an adverse impact on its business, financial condition, and results of operations.

If DoorDash is unable to maintain or improve the cost-effectiveness of its local logistics platform, DoorDash’s business, financial condition, and results of operations could be adversely affected.

Enhance DoorDash’s competitive position

DoorDash operates in a competitive market, with various companies seeking to increase category share in the local logistics category. In order to compete effectively, DoorDash must continue to deliver a compelling value proposition to attract and retain merchants, consumers, and Dashers, drive increased engagement from consumers, enter new markets, and increase its category share. Within DoorDash’s industry, the cost to switch between offerings is low. Consumers can shift to the lowest-cost provider and could use more than one local logistics platform; independent contractors who provide delivery services could use multiple platforms concurrently as they attempt to maximize earnings; and merchants could prefer to use the local logistics platform that offers the lowest commission rates and adopt more than one platform to maximize their volume of orders. As DoorDash and its competitors introduce new offerings and as existing offerings evolve, DoorDash expects to become subject to additional competition. While DoorDash believes it has differentiated its business from its competitors by offering a broad array of services to empower merchants, broad selection and the best experience and value for consumers, and earnings opportunities, transparency, and flexibility for Dashers, it must continue to respond to competitive pressures. This will require DoorDash to continue to invest in research and development, sales and marketing, order management, and its platform so that it is able to grow its network, increase the efficiency of its local logistics platform, and respond to shifts in competitors’ pricing levels, revenue models, or business practices. If DoorDash is not able to compete effectively, its business, results of operations, and financial condition would be adversely affected.

Seasonality

DoorDash experiences seasonality in its results of operations. DoorDash’s business broadly reflects consumer spending and Dasher behavior patterns that occur over the course of the calendar year, although its rapid growth and the impact of the COVID-19 pandemic have made, and may continue to make, seasonal fluctuations difficult to detect. DoorDash generally experiences changes in consumer activity as a result of holidays and colder or more inclement weather, which drives higher consumer demand. This results in changes in Total Orders and Marketplace GOV. Any improvement that DoorDash experiences is partially offset by a corresponding increase in Dasher pay as the increase in consumer demand requires DoorDash to have more Dashers available to fulfill orders. During these times, DoorDash relies on incentive pay to attract sufficient Dashers to maintain the quality of its platform, which increases costs. In addition, DoorDash benefits from increased order volume in its college markets when school is in session and experiences a decrease in order volume when school is not in session, such as during summer breaks and other vacation periods. During periods when school is not in session, Dasher pay tends to decline as the decrease in consumer demand requires DoorDash to have fewer Dashers to fulfill orders. As DoorDash continues to scale, other seasonal trends may develop and the existing seasonal trends that DoorDash experiences may become more pronounced and contribute to fluctuations in its results of operations. As such, DoorDash may not accurately forecast its results of operations. However, DoorDash bases its spending and investment plans on forecasts and estimates and it may not be able to adjust its spending quickly enough if revenue is less than expected, causing DoorDash’s results of operations to fail to meet the expectations of DoorDash or those of investors.

COVID-19 pandemic

The current outbreak of COVID-19 has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings. The extent to which the COVID-19 pandemic impacts DoorDash’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

In response to the COVID-19 pandemic, DoorDash has taken active measures to promote health and safety, including providing for no-contact delivery, distributing masks, hand sanitizer, and gloves to Dashers in affected areas, and working closely with merchants to share safety guidelines. However, DoorDash’s efforts may not be successful and DoorDash may not have sufficient protection or recovery plans to continue to deal with the COVID-19 pandemic or similar public health threats in the future. In connection with public health threats, DoorDash may also be required to temporarily close its corporate offices and have its employees work remotely, as DoorDash has done in connection with the COVID-19 pandemic, which impacts productivity and otherwise disrupts DoorDash’s business operations. In addition, the current outbreak of COVID-19 has resulted in a widespread global health crisis and adversely affected global economies and financial markets, and similar public health threats could do so in the future. Such events have impacted, and could in the future impact, demand for merchants and consumer purchase patterns, which in turn, could adversely affect DoorDash’s revenue and results of operations.

With the COVID-19 pandemic, DoorDash has experienced a significant increase in revenue, Total Orders, and Marketplace GOV due to increased consumer demand for delivery, more merchants using DoorDash’s platform to facilitate both delivery and take-out, and improved efficiency of DoorDash’s local logistics platform.

Furthermore, if a virus or other disease is transmitted by human contact, as is the case with COVID-19, DoorDash’s employees and any constituent of DoorDash’s network may become infected, or may choose, or be advised, to avoid any contact with others, any of which may adversely affect DoorDash’s ability to provide its platform and for merchants, consumers, and Dashers to use the platform. In addition, shelter-in-place orders and similar regulations impact merchants’ ability to operate their businesses, consumers’ ability to pick up orders, and Dashers’ ability to make deliveries during certain times, or at all. Further, demand from businesses that typically place large orders for their employees or in-person meetings may be significantly reduced. With the COVID-19 pandemic, the DoorDash for Work offering has been limited to providing large group orders solely to businesses that are deemed essential and DoorDash has also temporarily paused catering orders. Such events have in the past caused, and may in the future cause, a temporary closure of merchants’ businesses, either due to government mandate or voluntary preventative measures, and many of DoorDash’s merchants may not be able to withstand prolonged interruptions to their businesses, and may be forced to go out of business. Even if merchants are able to continue to operate their businesses, many may operate with limited hours, menus, and capacity and other limitations. Any limitations on or disruptions or closures of merchants’ businesses could impact the selection available on DoorDash’s platform, disrupt DoorDash’s ability to operate its local logistics platform, and adversely affect DoorDash’s business.

Even if a virus or other disease does not spread significantly and such measures are not implemented, the perceived risk of infection or significant health risk may adversely affect DoorDash’s business. Merchants may be perceived as unsafe during such public health threats, even for order delivery or pickup. If the services offered through DoorDash’s platform or at other businesses in DoorDash’s industry become a significant risk for transmitting COVID-19 or similar public health threats, or if there is a public perception that such risk exists, demand for the use of DoorDash’s platform would be adversely affected. Any negative impact on consumers’ willingness or ability to order delivery or complete a Pickup order, or on Dashers’ willingness or ability to make deliveries, could adversely affect DoorDash’s business, financial condition, and results of operations.

See also the section titled “ – Price controls” below.

Price controls

In connection with the COVID-19 pandemic, over fifty (50) jurisdictions across the United States, including Portland, Oregon, Oregon, jurisdictions within Los Angeles County, California, Oakland and San Diego, California, Seattle, Washington, Unincorporated Clark County, Nevada, and Washington, D.C., have implemented temporary price controls on local food delivery logistics platforms. In addition, there are legislative proposals to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made. In addition, some jurisdictions have enacted permanent price controls, including San Francisco, California, New York, New York, Philadelphia, Pennsylvania, and Minneapolis Minnesota (although the latter two jurisdictions’ price restrictions do not apply when certain conditions are met). DoorDash filed litigation challenging the San Francisco and New York price controls as unconstitutional and in excess of each respective jurisdiction’s police power. There are legislative proposals in additional jurisdictions to make price controls on food delivery logistics platforms permanent, and DoorDash expects other such proposals to be made in the future. These price controls have had in the past, and are likely to have in the future, an adverse effect on DoorDash’s results of operations. These price controls have also caused, and may in the future cause, DoorDash to increase the fees it charges to consumers, though DoorDash is aware of a few jurisdictions that have adopted limits or explicit prohibitions against doing so in connection with price controls. An increase in the fees DoorDash charges to consumers could result in reduced demand for DoorDash’s services by consumers.

In addition, certain jurisdictions may challenge the way in which DoorDash categorizes or collects such increased consumer fees on its platform. For example, the City of Chicago has challenged such fees as confusing and/or misleading to consumers. Although temporary price controls in some jurisdictions in which DoorDash operates have expired, with the continued duration of the COVID-19 pandemic, DoorDash expects existing price controls to persist in the near term and for additional jurisdictions where DoorDash operates to implement similar price controls. If any of these events occur, or if price controls are retained after the COVID-19 pandemic subsides, DoorDash’s business, financial condition, and results of operations could be further adversely affected. In addition, regulatory scrutiny or action may create different or conflicting obligations on DoorDash from one jurisdiction to another, which creates additional challenges to managing DoorDash’s business. Certain of DoorDash’s competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new merchants, consumers, and Dashers at a lower cost than DoorDash. There can be no assurance that DoorDash will not be forced, through competition, regulation, or otherwise, to reduce the price of delivery for consumers, increase the incentives DoorDash pays to Dashers that utilize DoorDash’s platform, or further reduce the fees and commissions DoorDash charges merchants, or to increase DoorDash’s marketing and other expenses to attract and retain merchants, consumers, and Dashers in response to competitive pressures. DoorDash has launched, and may in the future launch, new pricing strategies and initiatives, such as subscription or membership products like DashPass, and Dasher or consumer loyalty programs, or modify existing pricing methodologies or the way in which fees, taxes, or similar items are presented on DoorDash’s platform, any of which may not ultimately be successful in attracting and retaining merchants, consumers, or Dashers or which may result in lower commissions or fees, which could adversely affect DoorDash’s business, financial condition, and results of operations. For example, on April 27, 2021, DoorDash changed its merchant pricing models to better support certain U.S. restaurant partners, including by offering them a choice of three different delivery commission rates tied to varying levels of marketing support and services. Further, DoorDash’s consumers’ price sensitivity may vary by geographic location, and as DoorDash expands, its pricing methodologies may not enable DoorDash to compete effectively in these locations. In particular, DoorDash’s continued international expansion may require DoorDash to change its pricing strategies and to adjust to different cultural norms, including with respect to consumer pricing and gratuities. While DoorDash does and will attempt to set prices based on DoorDash’s prior operating experience and merchant, consumer, and Dasher feedback and engagement levels, DoorDash’s assessments may not be accurate or there may be errors in the technology used in DoorDash’s pricing and DoorDash could be underpricing or overpricing its services. In addition, if the services on DoorDash’s platform change, then DoorDash may need to revise its pricing methodologies.

Components of results of operations

Revenue

DoorDash generates a substantial majority of its revenue from orders completed through its Marketplace and the related commissions charged to partner merchants and fees charged to consumers. Commissions from partner merchants are based on an agreed-upon rate applied to the total dollar value of goods ordered in exchange for using DoorDash’s Marketplace to sell the partner merchants’ products. Fees from consumers are for use of DoorDash’s Marketplace to arrange for delivery services. DoorDash recognizes revenue from Marketplace orders on a net basis as it is an agent for both partner merchants and consumers. DoorDash’s revenue therefore reflects commissions charged to partner merchants and fees charged to consumers less (i) Dasher payout and (ii) refunds, credits, and promotions, which includes certain discounts and incentives provided to consumers, including those for referring a new customer. Revenue from DoorDash’s Marketplace is recognized at the point in time when the consumer obtains control of the merchant’s products.

DoorDash also generates revenue from membership fees paid by consumers for DashPass, which is recognized as part of DoorDash’s Marketplace revenue. Revenue generated from DoorDash’s DashPass memberships is recognized on a ratable basis over the contractual period, which is generally one (1) month to one (1) year depending on the type of membership purchased by the consumer.

In addition, DoorDash generates revenue from other sources, including from its Platform Services business, which primarily consists of its Drive and Storefront offerings. DoorDash generates revenue from Drive by collecting per-order fees from merchants that use DoorDash’s local logistics platform to arrange for delivery services that fulfill demand generated through their own channels. Revenue from Drive is recognized at the point in time when the consumer obtains control of the merchant’s products.

Cost of revenue, exclusive of depreciation and amortization

Cost of revenue primarily consists of (i) order management costs, which include payment processing charges, net of rebates issued from payment processors, costs associated with cancelled orders, insurance expenses, and costs related to placing orders with non-partner merchants, (ii) platform costs, which include costs for onboarding merchants and Dashers, costs for providing support for consumers, merchants, and Dashers, and technology platform infrastructure costs, (iii) personnel costs, which include personnel-related compensation expenses related to DoorDash’s local operations, support, and other teams, (iv) other costs which primarily includes cost of leases and equipment and cost of inventory associated with DashMarts, and (v) allocated overhead. Personnel-related compensation expenses primarily include salary, bonus, benefits, and stock-based compensation expenses. Allocated overhead is determined based on an allocation of shared costs, such as facilities (including rent and utilities) and information technology costs, among all departments based on employee headcount.

Sales and marketing

Sales and marketing expenses primarily consist of advertising and other ancillary expenses related to merchant, consumer, and Dasher acquisition, including certain consumer referral credits and Dasher referral fees paid to the referrers to the extent they represent fair value of acquiring a new consumer or a new Dasher, brand marketing expenses, personnel-related compensation expenses for sales and marketing employees, and commissions expense including amortization of deferred contract costs, as well as allocated overhead.

Research and development

Research and development expenses primarily consist of personnel-related compensation expenses related to data analytics and the design of, product development of, and improvements to DoorDash’s platform, as well as expenses associated with the licensing of third-party software and allocated overhead.

General and administrative

General and administrative expenses primarily consist of legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, personnel-related compensation expenses related to administrative employees, which include finance and accounting, human resources and legal, chargebacks associated with fraudulent credit card transactions, professional services fees, transaction-related expenses, bad debt expense, and allocated overhead.

Depreciation and amortization

Depreciation and amortization expenses primarily consist of depreciation and amortization expenses associated with DoorDash’s property and equipment and intangible assets. Depreciation primarily includes expenses associated with equipment for merchants, computer equipment and software, office equipment, and leasehold improvements. Amortization includes expenses associated with DoorDash’s capitalized software and website development costs, as well as acquired intangible assets.

Interest income

Interest income consists of interest earned on DoorDash’s cash, cash equivalents and marketable securities.

Interest expense

Interest expense consists of interest costs related to DoorDash’s revolving credit facility and payment-in-kind interest on DoorDash’s Convertible Notes issued in February 2020.

Other income (expense), net

Other income (expense), net primarily consists of gains and losses from transactions denominated in a currency other than the functional currency.

Provision for income taxes

Provision for income taxes primarily consists of U.S. federal and state income tax and franchise tax, as well as international taxes from foreign operations.

Results of operations

The following table summarizes DoorDash’s historical consolidated statements of operations data for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Revenue	3,588	1,916	2,886	885	291
Costs and expenses(1)
Cost of revenue, exclusive of depreciation and amortization	1,703	899	1,368	523	228
Sales and marketing	1,206	610	957	594	135
Research and development	297	112	321	107	51
General and administrative	573	337	556	245	78
Depreciation and amortization(2)	107	89	120	32	9
Total costs and expenses	3,886	2,047	3,322	1,501	501
Loss from operations	(298)	(131)	(436)	(616)	(210)
Interest income	2	6	7	18	7
Interest expense	(13)	(22)	(32)	—	(1)
Other income (expense), net	(1)	—	3	(68)	—
Loss before income taxes	(310)	(147)	(458)	(666)	(204)
Provision for income taxes	3	2	3	1	—
Net loss	(313)	(149)	(461)	(667)	(204)

(1) Costs and expenses include stock-based compensation expense as follows:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Cost of revenue, exclusive of depreciation and amortization	34	1	31	2	3
Sales and marketing	38	1	37	2	3
Research and development	129	5	171	8	11
General and administrative	156	4	83	6	7
Total stock-based compensation expense	357	11	322	18	24

(2) Depreciation and amortization related to the following:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Cost of revenue	70	73	97	27	8
Sales and marketing	15	10	14	3	1
Research and development	17	4	6	1	—
General and administrative	5	2	3	1	—
Total depreciation and amortization	107	89	120	32	9

Comparison of the nine months ended September 30, 2020 and 2021

Revenue

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Revenue	3,588	1,916

Revenue increased by $1.7 billion, or 87%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was primarily driven by an 88% increase in Total Orders to 1.0 billion, which led to an 87% increase in Marketplace GOV to $30.8 billion, and the recognition of $36 million in gift card breakage revenue. The increase in Total Orders was primarily driven by increased engagement of existing consumers, the addition of new consumers, and an increase in the number of orders completed through Drive. For the nine months ended September 30, 2021, revenue increased at approximately the same rate as Marketplace GOV.

Cost of revenue, exclusive of depreciation and amortization

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Cost of revenue, exclusive of depreciation and amortization	1,703	899

Cost of revenue, exclusive of depreciation and amortization, increased by $804 million, or 89%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was primarily attributable to an increase of $479 million in order management costs and an increase of $205 million in platform costs, both driven by significant growth in the number of Total Orders and Marketplace GOV, an increase of $32 million in stock-based compensation expense primarily due to the recognition of expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO, as well as an increase of $32 million in personnel costs and allocated overhead driven by increased headcount and an increase in stock-based compensation expense.

Sales and marketing

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Sales and marketing	1,206	610

Sales and marketing expenses increased by $596 million, or 98%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was primarily driven by an increase of $453 million in advertising and brand marketing expenses as DoorDash increased consumer adoption and acquired new Dashers, an increase of $49 million in personnel-related compensation expenses and allocated overhead driven by increased headcount, as well as an increase of $37 million in stock-based compensation expense primarily due to the recognition of expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO.

Research and development

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Research and development	297	112

Research and development expenses increased by $185 million, or 165%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was primarily driven by an increase of $188 million in stock-based compensation expense primarily due to the recognition of expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO, and an increase of $84 million in personnel-related compensation expenses and allocated overhead due to increased headcount, partially offset by an increase in capitalized software and website development costs of $100 million.

General and administrative

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
General and administrative	573	337

General and administrative expenses increased by $236 million, or 70%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was primarily driven by an increase of $153 million in stock-based compensation expense primarily due to the recognition of expense related to the DoorDash RSUs with a performance condition satisfied upon the DoorDash IPO and the DoorDash RSUs granted to the CEO in November 2020 (the “CEO Performance Award”), an increase of $55 million in personnel-related compensation expenses and allocated overhead due to increased headcount, an increase of $23 million in chargebacks associated with fraudulent credit card transaction, and an increase of $17 million in bad debt expense, partially offset by a decrease of $64 million in legal, tax, and regulatory expenses, including a decrease of $29 million in sales and indirect tax liability as DoorDash favorably resolved a sales and indirect tax exposure in the nine months ended September 30, 2021. For additional information on the CEO Performance Award, see the section titled “ – Board of directors, management and auditors of DoorDash – Management compensation – 2020 CEO Performance Award” of this Prospectus.

Depreciation and amortization

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Depreciation and amortization	107	89

Depreciation and amortization expenses increased by $18 million, or 20%, for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was primarily driven by an increase of $30 million in amortization expense related to capitalized software and website development costs and an increase of $14 million in depreciation expenses related to equipment for merchants, partially offset by a decrease of $34 million in amortization expenses related to intangible assets as the existing technology acquired from Caviar was fully amortized in the fourth quarter of 2020.

Interest income

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Interest income	2	6

Interest income was not material in the periods presented.

Interest expense

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Interest expense	(13)	(22)

Interest expense decreased by $9 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The decrease in interest expense was primarily attributable to the repayment of DoorDash’s Convertible Notes in February 2021 (see the section titled “Information about DoorDash – Shares and share capital of DoorDash – 2020 convertible promissory notes” of this Prospectus for further details).

Other income (expense), net

	For the nine months ended September 30,
	2021	2020
(USD in millions)	(unaudited)
Other income (expense), net	(1)	—

Other income (expense), net was not material in the periods presented.

Comparison of the years ended 2018, 2019 and 2020

Revenue

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Revenue	2,886	885	291

2020 Compared to 2019

Revenue increased by $2.0 billion, or 226%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily driven by a 210% increase in Total Orders to 816 million, which led to a 207% increase in Marketplace GOV to $24.7 billion. The increase in Total Orders was primarily driven by increased retention and engagement of existing consumers, the addition of new consumers, and an increase in the number of orders completed through Drive. These trends accelerated in part due to the effects of the COVID-19 pandemic, which resulted in in-store dining shutdowns and shelter-in-place measures. For the year ended December 31, 2020, revenue increased at a faster rate than Marketplace GOV, primarily due to increased Dasher efficiency, lower refunds and credits as a percentage of Marketplace GOV, and increased merchant fees from the Marketplace as well as Drive.

2019 Compared to 2018

Revenue increased by $594 million, or 204%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by a 217% increase in Total Orders to 263 million, which led to a 186% increase in Marketplace GOV to $8.0 billion. The increase in Total Orders was primarily driven by an increase in new consumers acquired as a result of DoorDash’s continued expansion in its existing markets and expansion into new markets, as well as increased engagement from existing consumers. For the year ended December 31, 2019, revenue increased at a faster rate than Marketplace GOV primarily due to higher merchant commission rates and growth in orders completed through Drive.

Cost of revenue, exclusive of depreciation and amortization

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Cost of revenue, exclusive of depreciation and amortization	1,368	523	228

2020 Compared to 2019

Cost of revenue, exclusive of depreciation and amortization, increased by $845 million, or 162%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $508 million in order management costs, driven by significant growth in the number of Total Orders, Marketplace GOV, and the introduction of occupational accident insurance for Dashers in the third quarter of 2019, an increase of $236 million in platform costs, as well as an increase of $58 million in personnel costs driven by increased headcount and an increase in stock-based compensation expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO.

2019 Compared to 2018

Cost of revenue, exclusive of depreciation and amortization, increased by $295 million, or 129%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily attributable to an increase of $138 million in order management costs driven by significant growth in the number of Total Orders, Marketplace GOV, and the introduction of occupational accident insurance for Dashers in the third quarter of 2019, an increase of $103 million in platform costs, as well as an increase of $36 million in personnel costs due to increased headcount.

Sales and marketing

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Sales and marketing	957	594	135

2020 Compared to 2019

Sales and marketing expenses increased by $363 million, or 61%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily driven by an increase of $252 million in merchant, consumer, and Dasher advertising and brand marketing expenses as DoorDash continued its focus on expansion and enhancing consumer adoption and an increase of $100 million in personnel-related compensation expenses and allocated overhead driven by increased headcount and an increase in stock-based compensation expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO.

2019 Compared to 2018

Sales and marketing expenses increased by $459 million, or 340%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by an increase of $365 million in merchant, consumer, and Dasher advertising and brand marketing expenses as DoorDash continued its focus on expansion and enhancing consumer adoption, and an increase of $42 million in personnel-related compensation expenses and allocated overhead. Additionally, referral expenses for consumers and Dashers increased by $40 million, from $5 million in the year ended December 31, 2018, to $45 million in the year ended December 31, 2019.

Research and development

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Research and development	321	107	51

2020 Compared to 2019

Research and development expenses increased by $214 million, or 200%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily driven by an increase of $242 million in personnel-related compensation expenses and allocated overhead due to increased headcount and an increase in stock-based compensation expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO, partially offset by an increase in capitalized software and website development costs of $44 million.

2019 Compared to 2018

Research and development expenses increased by $56 million, or 110%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by an increase of $56 million in personnel-related compensation expenses and allocated overhead due to increased headcount.

General and administrative

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
General and administrative	556	245	78

2020 Compared to 2019

General and administrative expenses increased by $311 million, or 127%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily driven by an increase of $94 million in legal, tax, and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, an increase of $111 million in personnel-related compensation expenses and allocated overhead due to increased headcount and an increase in stock-based compensation expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO, and an increase of $35 million in chargebacks associated with fraudulent credit card transactions.

2019 Compared to 2018

General and administrative expenses increased by $167 million, or 214%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by an increase of $91 million in legal, tax and regulatory expenses, which include litigation settlement expenses and sales and indirect taxes, an increase of $19 million in personnel-related compensation expenses and allocated overhead due to increased headcount, and $14 million in professional services fees and acquisition-related expenses.

Depreciation and amortization

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Depreciation and amortization	120	32	9

2020 Compared to 2019

Depreciation and amortization expenses increased by $88 million, or 275%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily driven by an increase of $43 million of amortization expenses for acquired intangible assets related to Caviar and an increase of $19 million of depreciation expenses related to equipment for merchants.

2019 Compared to 2018

Depreciation and amortization expenses increased by $23 million, or 256%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by $12 million in depreciation expenses due to an increase in purchases of equipment for merchants as DoorDash added new merchants on its platform, as well as $7 million for two (2) months of amortization expenses for acquired intangible assets related to Caviar.

Interest income

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Interest income	7	18	7

2020 Compared to 2019

Interest income decreased by $11 million, or 61%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The decrease was primarily driven by a change in DoorDash’s investment strategy to reduce the weighted-average maturity of its investment portfolio to less than one year which reduced the yield on the investment portfolio.

2019 Compared to 2018

Interest income increased by $11 million, or 157%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase in interest income was primarily attributable to an increase in DoorDash’s cash, cash equivalents, and marketable securities.

Interest Expense

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Interest expense	(32)	—	(1)

2020 Compared to 2019

Interest expense increased by 32 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase in interest expense was primarily attributable to the accrued payment-in-kind interest on DoorDash’s Convertible Notes issued in February 2020.

2019 Compared to 2018

Interest expense was not material for the years ended December 31, 2018 and 2019.

Other (expense) income, net

	For the year ended December 31,
	2020	2019	2018
(USD in millions)	(audited)
Other income (expense), net	3	(68)	—

2020 Compared to 2019

Other expense, net for the year ended December 31, 2019 was primarily attributable to non-cash changes in fair value of $67 million of a forward contract liability in connection with the issuance of shares of the DoorDash Series F redeemable convertible preferred stock that was issued in February 2019 and settled in May 2019. Other income, net was not material for the year ended December 31, 2020.

2019 Compared to 2018

Other (expense) income, net increased by $68 million, or 100%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. This expense primarily relates to non-cash changes in fair value of $67 million of a forward contract liability in connection with the issuance of shares of DoorDash’s Series F redeemable convertible preferred stock.

Liquidity and capital resources

In December 2020, DoorDash completed the DoorDash IPO in which it received net proceeds of $3.3 billion from sales of shares of DoorDash Class A common stock in the DoorDash IPO, after deducting underwriting discounts and commissions.

As of September 30, 2021, DoorDash’s principal sources of liquidity were cash, cash equivalents, and marketable securities of $4.7 billion, which consisted of cash and cash equivalents of $2.9 billion, short-term marketable securities of $1.3 billion and long-term marketable securities of $0.5 billion. Additionally, funds held at payment processors of $119 million represent cash due from DoorDash’s payment processors for cleared transactions with merchants and consumers, as well as funds remitted to payment processors for Dasher payout. Cash and cash equivalents consisted of cash on deposit with banks, institutional money market funds and U.S. Treasury securities. Marketable securities consisted of commercial paper, corporate bonds, U.S. government agency securities, and U.S. Treasury securities.

DoorDash has generated significant operating losses from its operations as reflected in DoorDash’s accumulated deficit of $1.9 billion as of September 30, 2021. To execute on DoorDash’s strategic initiatives to continue to grow its business, DoorDash may continue to incur operating losses and generate negative cash flows from operations in the future, and as a result, DoorDash may require additional capital resources.

DoorDash’s future capital requirements will depend on many factors, including DoorDash’s growth, its ability to attract and retain merchants, consumers, and Dashers that utilize the DoorDash platform, the continuing market acceptance of DoorDash’s offerings, the timing and extent of spending to support DoorDash’s efforts to develop its platform, and the expansion of sales and marketing activities, the timing and extent of spending for policy and worker classification initiatives. Further, DoorDash may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. DoorDash may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, DoorDash may not be able to raise it on terms acceptable to it or at all. If DoorDash is unable to raise additional capital when desired, its business, financial condition, and results of operations could be adversely affected. For further information, see the sections titled “Risk factors – Risks related to DoorDash’s indebtedness and liquidity – DoorDash may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.” of this Prospectus. For further information on past and current financing arrangements, see also the sections titled “ – Business of DoorDash – Material agreements – Bank commitments and letters of credit” and “ – Shares and share capital of DoorDash – 2020 convertible promissory notes” of this Prospectus.

The following table summarizes DoorDash’s cash flows for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,
	2021	2020	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Net cash provided by operating activities	525	315	252	(467)	(159)
Net cash used in investing activities	(1,520)	(129)	(192)	(570)	(357)
Net cash provided by (used in) financing activities	(487)	714	3,996	1,109	666
Foreign currency effect on cash, cash equivalents, and restricted cash	(1)	—	2	—	—
Net increase (decrease) in cash, cash equivalents, and restricted cash	(1,483)	900	4,058	72	150

Operating activities (nine months ended September 30, 2021 and September 30, 2020)

Cash provided by operating activities was $315 million for the nine months ended September 30, 2020. This consisted of a net loss of $149 million offset by non-cash depreciation and amortization expense of $89 million, non-cash reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $30 million, non-cash interest expense of $22 million, non-cash bad debt expense of $15 million, non-cash stock- based compensation expense of $11 million, impairment of operating lease right-of-use assets of $11 million, and other non-cash expenses of $7 million. The net changes in operating assets and liabilities was the result of an increase of $452 million in accrued expenses and other current liabilities primarily related to litigation reserves, sales tax payable and accrued sales and indirect taxes, accrued operations related expenses, and Dasher and merchant payable, an increase of $12 million in accounts payable, an increase of $11 million in other liabilities, and a decrease of $6 million in prepaid expenses and other current assets. offset by an increase of $139 million in accounts receivable, net, an increase of $30 million in funds held at payment processors, a decrease of $19 million for payments for operating lease liabilities, and an increase of $14 million in other assets.

Cash provided by operating activities was $525 million for the nine months ended September 30, 2021. This consisted of a net loss of $313 million, offset by non-cash stock-based compensation expense of $357 million, non-cash depreciation and amortization expense of $107 million, non-cash reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $37 million, non-cash bad debt expense of $31 million, other non-cash expenses of $17 million, non-cash interest expense of $11 million related to DoorDash’s convertible notes, and impairment of operating lease right-of-use assets of $1 million. The net changes in operating assets and liabilities was the result of an increase of $241 million in accrued expenses and other current liabilities, primarily related to accrued advertising, insurance reserves, contract liabilities, accrued operations related expenses and Dasher and merchant payables, a decrease of $86 million in prepaid expenses and other current assets, a decrease of $27 million in funds held at payment processors, an increase of $8 million in accounts payable and an increase of $2 million in other liabilities, offset by an increase of $32 million in other assets, $29 million paid for operating lease liabilities, and an increase of $26 million in accounts receivable, net.

The increase in cash provided by operating activities for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was mainly due to an increase in stock-based compensation expense primarily driven by the recognition of expense related to the DoorDash RSUs with a performance condition that was satisfied upon the DoorDash IPO and the CEO Performance Award granted in November 2020, as well as an increase in other non-cash expenses for the nine months ended September 30, 2021.

Operating activities (years ended December 31, 2020, December 31, 2019 and December 31, 2018)

Cash used in operating activities was $159 million for the year ended December 31, 2018. This consisted of a net loss of $204 million offset by non-cash stock-based compensation expense of $24 million and non-cash depreciation and amortization expense of $9 million. The net changes in operating assets and liabilities was the result of an increase of $30 million in prepaid expenses and other current assets, an increase of $19 million in funds held at payment processors, an increase of $17 million in accounts receivable, net, and an increase of $5 million in other assets due to timing of payments, offset by an increase of $48 million in accrued expenses and other current liabilities, an increase of $25 million in accounts payable, and an increase of $10 million in other liabilities.

Cash used in operating activities was $467 million for the year ended December 31, 2019. This consisted of a net loss of $667 million offset by a non-cash change in fair value of a forward contract liability of $67 million, non-cash depreciation and amortization expense of $32 million, non-cash reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $22 million, non-cash stock-based compensation expense of $18 million, and non-cash bad debt expense of $4 million. The net changes in operating assets and liabilities was primarily the result of an increase of $88 million in prepaid expenses and other current assets, an increase of $40 million in accounts receivable, net, an increase of $18 million in other assets, an increase of $9 million in funds held at payment processors, a decrease of $23 million in other liabilities due to timing of legal settlements, a decrease of $13 million in accounts payable, and a decrease of $3 million for payments for operating lease liabilities, offset by an increase of $251 million in accrued expenses and other current liabilities primarily related to litigation reserves, sales tax payable and accrued sales and indirect taxes, accrued operations related expenses, and Dasher and merchant payable. The increase in cash used in operating activities for the year ended December 31, 2019 compared to the prior year was mainly due to the increase in net loss for the year.

Cash provided by operating activities was $252 million for the year ended December 31, 2020. This consisted of a net loss of $461 million, offset by non-cash stock-based compensation expense of $322 million, non-cash depreciation and amortization expense of $120 million, non-cash reduction of operating lease right-of-use assets and accretion of operating lease liabilities of $40 million, non-cash interest expense of $31 million related to the convertible notes, non-cash bad debt expense of $16 million, and other non-cash expenses of $18 million. The net changes in operating assets and liabilities was the result of an increase of $587 million in accrued expenses and other current liabilities, primarily related to litigation reserves, sales tax payable and accrued sales and indirect taxes, accrued operations related expenses, Dasher and merchant payable, and contract liabilities, an increase of $54 million in accounts payable, and an increase of $11 million in other liabilities, offset by an increase of $248 million in accounts receivable, net, an increase of $96 million in funds held at payment processors, an increase of $96 million in prepaid expenses and other current assets, a decrease of $26 million for payments for operating lease liabilities, and an increase of $20 million in other assets. The increase in cash provided by operating activities for the year ended December 31, 2020 compared to the year ended December 31, 2019 was mainly due to the decrease in net loss and increases in non-cash expenses for the year ended December 31, 2020.

Investing activities (nine months ended September 30, 2021 and September 30, 2020)

Cash used in investing activities was $129 million for the nine months ended September 30, 2020, which consisted of purchases of marketable securities of $445 million, purchases of property and equipment of $86 million, and cash outflows for capitalized software and website development costs of $36 million, offset by proceeds from the sales and maturities of marketable securities of $438 million.

Cash used in investing activities was $1,520 million for the nine months ended September 30, 2021, which primarily consisted of purchases of marketable securities of $2.0 billion, purchases of property and equipment of $94 million, and cash outflows for capitalized software and website development costs of $73 million, partially offset by proceeds from maturities and sales of marketable securities of $623 million.

Investing activities (years ended December 31, 2020, December 31, 2019 and December 31, 2018)

Cash used in investing activities was $357 million for the year ended December 31, 2018, which consisted of purchases of marketable securities of $390 million, purchases of property and equipment of $13 million, and cash outflows for capitalized software and website development costs of $3 million, offset by proceeds from the maturities of marketable securities of $49 million.

Cash used in investing activities was $570 million for the year ended December 31, 2019, which primarily consisted of purchases of marketable securities of $762 million, cash paid for acquisitions, net of cash acquired, of $315 million, purchases of property and equipment of $78 million, cash outflows for capitalized software and website development costs of $14 million, offset by proceeds from the sales and maturities of marketable securities of $600 million.

Cash used in investing activities was $192 million for the year ended December 31, 2020, which primarily consisted of purchases of marketable securities of $593 million, purchases of property and equipment of $106 million, cash outflows for capitalized software and website development costs of $53 million, and cash paid for acquisitions, net of cash acquired, of $28 million, offset by proceeds from the sales and maturities of marketable securities of $587 million.

Financing activities (nine months ended September 30, 2021 and September 30, 2020)

Cash provided by financing activities was $714 million for the nine months ended September 30, 2020, which consisted of $382 million of net proceeds from the issuance of redeemable convertible preferred stock, $333 million of net proceeds from the issuance of convertible promissory notes, and $4 million of proceeds from the exercise of stock options, offset by $5 million of cash outflows for payment of deferred offering costs.

Cash used in financing activities was $487 million for the nine months ended September 30, 2021, which consisted of $333 million of repayment of the convertible promissory notes, $172 million of cash outflows for taxes paid related to net share settlement of equity awards, and $10 million of payment of deferred offering costs, partially offset by $28 million of proceeds from exercise of stock options.

Financing activities (years ended December 31, 2020, December 31, 2019 and December 31, 2018)

Cash provided by financing activities was $666 million for the year ended December 31, 2018, which consisted of $725 million of net proceeds from the issuance of redeemable convertible preferred stock and $5 million of proceeds from the exercise of stock options, offset by $60 million of cash outflows due to repurchases of common stock and $4 million of cash outflow from other financing activities.

Cash provided by financing activities was $1.1 billion for the year ended December 31, 2019, which primarily consisted of $1.1 billion of net proceeds from the issuance of redeemable convertible preferred stock and $3 million of proceeds from the exercise of stock options, partially offset by $3 million of cash outflows for payment of deferred offering costs.

Cash provided by financing activities was $4.0 billion for the year ended December 31, 2020, which consisted of $3.3 billion of proceeds from issuance of common stock upon the DoorDash IPO, net of underwriter discounts, $382 million of net proceeds from the issuance of redeemable convertible preferred stock, $333 million of net proceeds from the issuance of convertible promissory notes, and $5 million of proceeds from the exercise of stock options, offset by $7 million of cash outflows for taxes paid related to net share settlement of equity awards, and $6 million of payment of deferred offering costs.

Off-balance sheet arrangements

DoorDash did not have during the periods presented, and does not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

For information on commitments and contingencies, see Note 10 to DoorDash’s audited consolidated balance sheet as of December 31, 2018, included on pages F35 – F38 of the Form S-1, Note 10 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2020, 2019 and 2018, included in the Annual Report, and Note 8 to DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, included in the Interim Report, all of which are incorporated by reference into this Prospectus.

Critical accounting policies and estimates

DoorDash’s consolidated financial statements and the related notes thereto incorporated by reference into this Prospectus are prepared in accordance with U.S. GAAP. The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires DoorDash to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the period presented. DoorDash bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ significantly from DoorDash’s estimates. To the extent that there are differences between DoorDash’s estimates and actual results, DoorDash’s future financial statement presentation, financial condition, results of operations, and cash flows could be affected.

DoorDash believes that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, DoorDash believes these are the most critical to aid in fully understanding and evaluating its consolidated financial condition and results of operations. For additional information, please see Note 2 in the consolidated financial statements of DoorDash for the year ended December 31, 2020, incorporated by reference into this Prospectus.

Revenue recognition

DoorDash recognizes revenue in accordance with ASC 606. DoorDash generates a substantial majority of its revenue from orders completed through its Marketplace and the related commissions charged to partner merchants and fees charged to consumers. DoorDash charges partner merchants commissions at an agreed-upon rate applied to the total dollar value of goods ordered in exchange for the use of DoorDash’s local logistics platform and DoorDash charges fees to consumers for use of its platform to arrange for delivery services. DoorDash also generates revenue from membership fees paid by consumers for DashPass, which is recognized as part of the DoorDash Marketplace. Revenue generated from DashPass subscriptions is recognized on a ratable basis over the contractual period, which is generally one (1) month to one (1) year depending on the type of subscription purchased by the consumer. In addition, DoorDash also generates revenue from its Drive offering by collecting per-order fees from merchants that use DoorDash’s local logistics platform to arrange for delivery services that fulfill demand generated through their own channels. Revenue from Drive is recognized at the point in time when the consumer obtains control of the merchant’s products.

DoorDash’s local logistics platform facilitates orders between consumers and partner merchants. Separately, the platform arranges for consumers to obtain delivery service from Dashers. DoorDash determined that the order facilitation service and the delivery facilitation service are distinct performance obligations and therefore further judgment is required to determine whether DoorDash is a principal or agent in transactions with partner merchants, consumers, and Dashers.

Principal vs. agent considerations

Judgment is required in determining whether DoorDash is the principal or the agent in transactions with partner merchants, consumers, and Dashers. As it relates to the accounting for order facilitation services and delivery facilitation services, DoorDash evaluated whether to present revenue on a gross versus net basis based on whether DoorDash controls each specified good or service before it is provided to the consumer in Marketplace transactions.

With respect to order facilitation services, DoorDash has determined that it is an agent for partner merchants in facilitating the sale of products to the consumer through DoorDash’s Marketplace. The consumer accesses DoorDash’s local logistics platform to identify merchants and place an order for merchants’ products. These orders are picked up from partner merchants and delivered to consumers by Dashers. DoorDash does not control the products prior to them being transferred to the consumer as it neither has the ability to redirect the products to another consumer nor does it obtain economic benefits from the products.

With respect to delivery facilitation services, DoorDash has determined that it is acting as an agent for the consumer in facilitating the delivery of products by connecting consumers with Dashers. As DoorDash’s role with the delivery facilitation service is only to arrange for a delivery opportunity to be offered to prospective Dashers, DoorDash does not control how the delivery service is ultimately provided to the consumer.

As DoorDash is an agent in facilitating the sale of products and delivery services, DoorDash reports revenue on a net basis, reflecting amounts collected from consumers, less amounts remitted to merchants and Dashers.

DoorDash recognizes revenue from both partner merchants and consumers for each successfully completed transaction. DoorDash satisfies its performance obligations to a partner merchant when there is a successful sale of the merchant’s products and DoorDash meets its performance obligations to a consumer once the Dasher has picked up the products from the merchant for delivery to the consumer.

Gift cards

DoorDash sells gift cards to consumers that can be redeemed through its Marketplace. Proceeds from the sale of gift cards are deferred and recorded as contract liabilities until consumers use the card to place orders on DoorDash’s platform. When gift cards are redeemed, revenue is recognized on a net basis as the difference between the amounts collected from consumers less amounts remitted to merchants and Dashers.

Refunds and credits

From time to time, DoorDash issues credits or refunds to merchants and consumers to ameliorate issues that may arise with orders. DoorDash accounts for such refunds as variable consideration and therefore record the amount of each refund or credit issued as a reduction to revenue.

Incentive programs

DoorDash offers incentives to attract consumers and Dashers to use DoorDash’s local logistics platform. Consumers typically receive credits or discounted delivery fees while Dashers typically receive cash incentives. Each of the incentives are described below:

Consumer promotions

DoorDash uses promotions in tandem with sales and marketing spend to attract new consumers to its platform. Promotions offered to consumers are primarily recorded as a reduction of revenue and include the following:

•	New consumer incentives: DoorDash records discounts and incentives provided to new consumers as a promotion and reduce revenue on the date it records the corresponding revenue transaction.

•

Consumer referrals: DoorDash offers referral credits to its existing consumers for referrals of new consumers. These referral credits are paid in exchange for a distinct marketing service and therefore the portion of these credits that is equal to or less than the fair value of acquiring a new consumer are accounted for as a consumer acquisition cost. These new consumer acquisition costs are expensed as incurred and reflected as sales and marketing expenses in DoorDash’s consolidated statements of operations. The portion of these credits in excess of the fair value of acquiring a new consumer is accounted for as a reduction of revenue.

•

Existing consumer incentives: On occasion, DoorDash offers promotional discounts to existing consumers. DoorDash records incentives provided to existing consumers as a promotion and reduce revenue on the date it records the corresponding revenue transaction.

Dasher incentives and referrals

DoorDash offers various incentives to Dashers, which are primarily recorded within Dasher payout and reduce revenue. These are offered in various forms and include:

•	Peak pay: DoorDash makes additional payments to Dashers to incentivize them to accept delivery opportunities during peak demand time.

•

Dasher referrals: DoorDash offers referral bonuses to referring Dashers, as well as to referred Dashers, once the new Dasher has met certain qualifying conditions. DoorDash expenses the fair value of payments made to the referring Dashers as incurred in sales and marketing expenses in its consolidated statements of operations, since the marketing of DoorDash’s platform to acquire new Dashers represents a distinct benefit to it. The portion of these referral bonuses in excess of the fair value of payments made to the referring Dashers is accounted for as a reduction of revenue. Payments made to the referred Dashers are recorded within Dasher payout and reduce revenue at the time DoorDash records the corresponding revenue transaction.

Leases

DoorDash applies the guidance in ASC 842 and determines if an arrangement is or contains a lease at inception. DoorDash adopted ASC 842 on January 1, 2019, using the modified retrospective transition method and used the effective date as the date of initial application. DoorDash has elected the practical expedient to not separate lease and non-lease components for all of its leases.

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. DoorDash’s classes of assets that are leased include real estate leases and equipment leases. Operating leases consist of real estate leases and are included in operating lease right-of-use assets and operating lease liabilities on DoorDash’s consolidated balance sheets. Finance leases consist of equipment leases and are included in property and equipment, net on DoorDash’s consolidated balance sheets.

Additionally, DoorDash has elected the short-term lease exception for all classes of assets, and therefore does not apply the recognition requirements for leases of twelve (12) months or less.

DoorDash subleases certain portions of buildings subject to operating leases. The terms and conditions of the subleases are commensurate with the terms and conditions within the original operating leases. The term of the subleases generally range from four (4) to five (5) years, payments are fixed within the contracts, and there are no residual value guarantees or other restrictions or covenants in the leases.

When the discount rate implicit in the lease cannot be readily determined, DoorDash uses the applicable incremental borrowing rate at lease commencement in order to discount lease payments to present value for purposes of performing lease classification tests and measuring the lease liability. The incremental borrowing rate represents the rate of interest DoorDash would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Because DoorDash does not generally borrow on a collateralized basis, it uses a derived unsecured synthetic credit rating adjusted for collateralization, current available yield curves, and the lease term as inputs to derive an appropriate incremental borrowing rate.

Stock-based compensation

Common stock valuations

Prior to the DoorDash IPO, given the absence of a public trading market for DoorDash’s common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the DoorDash Board determined the best estimate of fair value of the DoorDash common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors included:

•	contemporaneous third-party valuations of the DoorDash common stock;

•	the prices at which DoorDash or other holders sold DoorDash common and redeemable convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of DoorDash redeemable convertible preferred stock relative to those of DoorDash common stock;

•	the price paid by DoorDash to repurchase outstanding shares through tender offer;

•	DoorDash’s financial condition, results of operations, and capital resources;

•	the industry outlook;

•	the fact that option and the DoorDash RSU grants have involved rights in illiquid securities in a private company;

•	the valuation of comparable companies;

•	the lack of marketability of DoorDash common stock;

•	the timing and likelihood of achieving a liquidity event, such as an initial public offering or a sale of DoorDash given prevailing market conditions;

•	the history and nature of DoorDash’s business, industry trends, and competitive environment; and

•	general economic outlook including economic growth, inflation, unemployment, interest rate environment, and global economic trends.

The DoorDash Board determined the fair value of the DoorDash common stock by first determining the enterprise value of DoorDash’s business, and then allocating the value among the various classes of DoorDash’s equity securities to derive a per share value of the DoorDash common stock. This process involved the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding DoorDash’s expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impacted DoorDash’s valuations as of each valuation date and could have had a material impact on the valuation of the DoorDash common stock.

For valuations after the completion of the DoorDash IPO, the DoorDash Board determines the fair value of each share of underlying Class A common stock based on the closing price of DoorDash’s Class A common stock as reported on the date of grant.

Fair value of common stock underlying stock-based payment awards

The fair value of the DoorDash RSUs is estimated based on the fair value of the DoorDash common stock on the date of grant. Estimating the grant date fair value of the common stock underlying the DoorDash RSU grants prior to the DoorDash IPO was highly judgmental due to the lack of an observable market for the DoorDash common stock. Prior to the DoorDash IPO, the fair value of DoorDash’s common stock was determined by considering a number of objective and subjective factors including: contemporaneous third-party valuations of the DoorDash common stock, the valuation of comparable companies, sales of DoorDash’s common and redeemable convertible preferred stock to outside investors in arms-length transactions (including the DoorDash IPO), DoorDash’s operating and financial performance, the lack of marketability, and the general and industry-specific economic outlook, amongst other factors. Estimating the grant date fair value of the DoorDash RSUs, including the CEO Performance Award discussed below, was highly sensitive due to the volume of the DoorDash RSUs granted and increasing common stock value as DoorDash approached the DoorDash IPO. With the exception of the CEO Performance Award discussed below, most of the DoorDash RSUs granted prior to November 2020 vest upon the satisfaction of both a service- based vesting condition and a liquidity event-related performance vesting condition. The fair value of the DoorDash RSUs is recognized as compensation expense over the requisite service period, using the accelerated attribution method, once the liquidity event-related performance vesting condition becomes probable of being achieved. The service-based vesting condition is generally satisfied by the award holder providing services to DoorDash over a four-year period. The liquidity event-related performance vesting condition was satisfied upon the effectiveness of the DoorDash IPO registration statement. Stock-based compensation expense for the DoorDash RSUs that had not met the service-based vesting condition as of December 31, 2020 will be recorded over the remaining requisite service period. Since November 2020, DoorDash has only granted the DoorDash RSUs that vest upon the satisfaction of a service-based vesting condition and the compensation expense for these the DoorDash RSUs is recognized on a straight-line basis over the requisite service period.

CEO Performance Award

In November 2020, the DoorDash Board granted the CEO Performance Award, an RSU award under DoorDash’s 2014 Stock Plan to Mr. Xu for up to 10,379,000 shares of DoorDash Class A common stock. The CEO Performance Award vests upon the satisfaction of a service condition and the achievement of certain stock price goals. DoorDash estimated the grant date fair value of the CEO Performance Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the stock price goals may not be satisfied. One of the most judgmental assumptions in the Monte Carlo simulation is the estimated fair value of the common stock underlying the award as discussed above. The average grant date fair value of the CEO Performance Award was estimated to be $39.83 per share, and DoorDash will recognize total stock-based compensation expense of approximately $413 million over the derived service period of each of the nine (9) performance tranches. If the stock price goals are met sooner than the derived service period, DoorDash will adjust its stock-based compensation expense to reflect the cumulative expense associated with the vested award. Provided that Mr. Xu continues to be DoorDash’s Chief Executive Officer, DoorDash will recognize stock-based compensation expense over the requisite service period, regardless of whether the stock price goals are achieved. For additional information on the CEO Performance Award, see the section titled “ – Board of directors, management and auditors of DoorDash – Management compensation – 2020 CEO Performance Award” of this Prospectus.

Business combinations

DoorDash accounts for its business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, DoorDash makes significant estimates and assumptions, especially with respect to intangible assets. DoorDash’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, not to exceed one (1) year from the date of acquisition, DoorDash may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Insurance reserves

DoorDash utilizes a combination of third-party insurance and self-insurance programs to insure costs including auto liability related to both bodily injury and physical damage, and uninsured and underinsured motorists up to a certain dollar retention limit. The recorded self-insurance reserves reflect the estimated cost for claims incurred but not paid and claims that have been incurred but not yet reported. The estimate of DoorDash’s self-insured ultimate obligation utilizes actuarial techniques applied to historical claim and loss experience. DoorDash uses assumptions based on actuarial judgment with consideration toward relevant industry claim and loss development factors, which includes the development time frame and settlement patterns, and expected loss rates. To limit its exposure to some risks, DoorDash maintains additional third-party insurance coverage with varying limits and retentions. DoorDash cannot predict whether this third-party insurance will be adequate to cover all potential hazards incidental to its business. Reserves are periodically reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ from DoorDash’s estimates, which could result in losses over reserved amounts.

Loss contingencies

DoorDash is involved in various lawsuits, claims, investigations, and proceedings that arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. DoorDash records a liability when it believes that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. DoorDash discloses material contingencies when it believes that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. DoorDash reviews these provisions on a quarterly basis and adjusts these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal advisors, and updated information.

The outcome of legal matters and litigation is inherently uncertain. Therefore, if one or more of these legal matters were resolved against DoorDash for amounts in excess of management’s expectations, DoorDash’s results of operations, and financial condition, including in a particular reporting period, could be materially adversely affected.

Sales and indirect taxes

DoorDash records sales and indirect tax liabilities when they become probable and the amount can be reasonably estimated, and such reserve is included in accrued expenses and other current liabilities on the consolidated balance sheets. DoorDash continues to analyze possible sales tax exposure but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position, or cash flows.

Summary of significant accounting policies

Basis of presentation

DoorDash’s unaudited condensed consolidated financial statements incorporate by reference into this Prospectus include the accounts of DoorDash and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America and the requirements of the U.S. Securities and Exchange Commission for interim reporting. All intercompany transactions have been eliminated in consolidation.

These unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. They should be read in conjunction with the audited consolidated financial statements and related notes included in DoorDash’s Annual Report on Form 10-K for the year ended December 31, 2020. Interim results are not necessarily indicative of the results for a full year.

Reclassifications

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates include, but are not limited to, revenue recognition, allowances for credit losses, gift card breakage, estimated useful lives of property and equipment, capitalized software and website development costs, intangible assets, stock-based compensation, valuation of investments and other financial instruments, valuation of acquired intangible assets and goodwill, the incremental borrowing rate applied in lease accounting, insurance reserves, loss contingencies, and income and indirect taxes. Actual results could differ from these estimates.

Significant accounting policies

There have been no material changes to DoorDash’s significant accounting policies from its Annual Report on Form 10-K for the year ended December 31, 2020, except for one policy noted below, which changed as a result of a change in accounting estimates.

Gift cards

DoorDash sells gift cards to consumers that can be redeemed through its Marketplace. Those gift cards have no expiration date and administrative fees are not charged on unused gift cards. In prior periods, with limited history as to consumers’ redemption patterns, proceeds from the sale of gift cards were fully deferred and recorded as contract liabilities until consumers use the card to place orders on its platform. When gift cards are redeemed, revenue is recognized on a net basis as the difference between the amounts collected from consumers less amounts remitted to merchants and Dashers. During the third quarter of 2021, DoorDash concluded that it had developed sufficient historical evidence regarding the pattern of consumer redemptions of gift cards to have the ability to estimate the portion of outstanding gift cards that will never be redeemed (“breakage”) and for which there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdiction as unclaimed or abandoned property. DoorDash recognizes the breakage amounts as revenue, proportionate to the pattern of revenue recognition for the gift card redemptions. As a result of this change in estimate, DoorDash recorded $36 million of gift card breakage revenue during the three months ended September 30, 2021. Estimating future breakage rates requires judgment based on current and historical patterns of redemption, and the actual breakage rates may vary from the estimate.

Recent accounting pronouncements

For information on recently issued accounting pronouncements, see Note 2 in the consolidated financial statements of DoorDash for the year ended December 31, 2020, incorporated by reference into this Prospectus.

Qualitative and quantitative factors about market risk

DoorDash is exposed to market risks in connection with its business, which primarily relate to fluctuations in interest rates and foreign exchange risks.

Interest rate fluctuation risk

DoorDash’s investment portfolio consists of fixed income securities, including government and investment-grade debt securities and money market funds. These securities are classified as available-for-sale and, consequently, are recorded in the condensed consolidated balance sheets at fair value with unrealized gains or losses, net of tax reported as a separate component of stockholders’ deficit within accumulated other comprehensive income (loss). DoorDash’s investment policy and strategy are focused on the preservation of capital and supporting its liquidity requirements. DoorDash does not enter into investments for trading or speculative purposes.

Based on DoorDash’s investment portfolio balance as of December 31, 2020 and September 30, 2021, a hypothetical hundred (100) basis point increase in interest rates would not have materially affected DoorDash’s condensed consolidated financial statements. DoorDash currently does not hedge these interest rate exposures.

Foreign currency exchange risk

Transaction exposure

DoorDash transacts business in Canadian dollars, Australian dollars, and Japanese Yen and has international revenue, as well as costs denominated primarily in Canadian dollars, Australian dollars and Japanese Yen. This exposes DoorDash to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates are reflected in reported income and loss from DoorDash’s international businesses included in its condensed consolidated statements of operations. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from DoorDash’s international businesses included in its condensed consolidated statements of operations.

Translation exposure

DoorDash is also exposed to foreign exchange rate fluctuations as it translates the financial statements of its foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of DoorDash’s foreign subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss) which is part of stockholders’ equity (deficit).

Inflation risk

DoorDash does not believe that inflation has had a material effect on its business, results of operations, or financial condition.

Board of directors, management and auditors of DoorDash

Corporate governance

DoorDash complies with the DGCL and other applicable laws and regulations, the rules and regulations of the SEC, as well as the listing standards of the NYSE.

The DoorDash Board has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of members of the DoorDash Board (also referred to as “board members”) and member candidates, including independence standards, and corporate governance policies and standards applicable to DoorDash in general. In addition, the DoorDash Board has adopted a Code of Business Conduct and Ethics that applies to all of the employees, management team members and board members, including the chief executive officer, chief financial officer, and other executive and senior financial officers.

Board of directors

The business affairs of DoorDash are managed under the direction of the DoorDash Board. As of the date of this Prospectus, the DoorDash Board consists of nine members, six of whom qualified as “independent” under the listing standards of the NYSE. DoorDash has a classified the DoorDash Board consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of board members is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each board member’s term will continue until the end of such board member’s three-year term and the election and qualification of their successor, or their earlier death, resignation, or removal. As of the date of this Prospectus, the DoorDash Board has two board members as Class I directors, three board members as Class II directors and four board members as Class III directors.

The following table presents the members of the DoorDash Board at the date of this Prospectus:

Name	Year of Birth	Position
Board members
Tony Xu	1984	Chair
Shona Brown(1)(2)	1966	Member
John Doerr(2)	1951	Member
Andy Fang	1992	Member
Alfred Lin(1)(3)	1972	Member
Greg Peters	1970	Member
Stan Meresman(3)	1946	Member
Maria Renz(1)	1968	Member
Stanley Tang	1992	Member

(1)	Member of DoorDash’s leadership development, inclusion and compensation committee.
(2)	Member of DoorDash’s nominating and corporate governance committee.
(3)	Member of DoorDash’s audit committee.

Name:	Background:

Tony Xu

Born in 1984

B.S. in Industrial Engineering and Operations Research (University of California, Berkeley) and M.B.A. (Stanford Graduate School of Business)

Chair of the DoorDash Board since 2020

Member of the DoorDash Board since 2013 (the appointment is valid until further notice)

DoorDash, Chief Executive Officer (2013–)

eBay, Inc., Head of Business Development at RedLaser (eBay Mobile) and previously Associate (Corporate Strategy) (2009–2011),

McKinsey & Company, Business Analyst (2007–2009)

Memberships in other boards of directors and positions of trust

Meta Platforms, Inc., member of the board of directors (2022–)

Shona Brown

Born in 1966

B.Eng. in Computer Systems Engineering (Carleton University), M.A. in Economics and Philosophy (University of Oxford) and Ph.D. in Industrial Engineering and Engineering Management (Stanford University’s Department of Industrial Engineering and Engineering Management)

Member of the DoorDash Board since 2019 (the appointment is valid until further notice)

Google Inc., Senior Advisor (2013–2015), Senior Vice President of Business Operations (2006–2011), Vice President of Business Operations (2003–2006)

Google.org, Senior Vice President, (2011–2012)

McKinsey & Company, Partner (2000–2003), various titles throughout the advancement (1995–2000)

Memberships in other boards of directors and positions of trust

Atlassian Corporation Plc, chairman of the board of directors (2018–), member of the board of directors (2015–)

PepsiCo, Inc., member of the board of directors (2009–)

John S. and James L. Knight Foundation, member of the board of directors (2019–)

Code for America Labs, Inc., member of the board of directors (2013–)

Center of Advanced Study in the Behavioural Sciences (CASBS) at Stanford University, member of the board of directors (2014–)

The Nature Conservatory, member of the board of directors (2011–2020)

ClearStory Data, Inc., member of the board of directors (2013–2017)

Xperiel, Inc., member of the board of directors (2013–2017)

BetterWorks Systems Inc., member of the board of directors (2014–2019)

San Francisco Jazz Organization, member of the board of directors (2006–2014)

The Exploratorium, member of the board of directors (2008–2017)

The Bridgespan Group, member of the board of directors (2008–2017)

John Doerr

Born in 1951

B.S. in Electrical Engineering and M.S. in Electrical Engineering and Computer Science (Rice University) and an M.B.A. (Harvard Business School)

Member of the DoorDash Board since 2015 (the appointment is valid until further notice)

Kleiner Perkins Caufield & Byers, General Partner (1980–)

Memberships in other boards of directors and positions of trust

Alphabet, Inc., member of the board of directors (1999–)

Amyris, Inc., member of the board of directors (2006–)

ASAPP, member of the board of directors (2017–)

The Aspen Institute, member of the board of trustees (2003–)

BetterWorks Systems Inc., member of the board of directors (2014–)

Climate Imperative Foundation, member of the board of directors (2020–)

Coursera, member of the board of directors (2012–)

Essence/Lumeris, member of the board of directors (2004–)

Flipboard, member of the board of directors (2012–)

Nuna Health, member of the board of directors (2014–)

ONE.org, member of the board of directors (2006–)

Prealize Health, member of the board of directors (2019–)

QuantumScape Corporation, member of the board of directors (2010–2022)

Remind, member of the board of directors (2014–)

Renmatix, member of the board of directors (2008–)

Shyp, member of the board of directors (2015–2018)

Technology Network, member of the board of directors (1996–)

Tradesy, member of the board of directors (2014–)

Watershed Climate, member of the board of directors (2020–)

Bloom Energy Corporation, member of the board of directors (2002–2021)

Fin Exploration Company, member of the board of directors (2016–2020)

Flipagram, member of the board of directors (until 2017)

iControl, member of the board of directors (2008–2017)

My Fitness Pal, member of the board of directors (2013–2015)

Obama Foundation, member of the board of directors (2016–2020)

Ogin, member of the board of directors (2008–2016)

TrueCaller, member of the board of directors (2014–2020)

UpThere, member of the board of directors (2012–2017)

Victorious, member of the board of directors (2014–2019)

Zynga Inc., member of the board of directors (2013–2014)

Andy Fang Born in 1992 B.S. in Computer Science (Stanford University) Member of the DoorDash Board since 2013 (the appointment is valid until further notice)	DoorDash, Inc., Head of Consumer Engineering (2019–), Chief Technology Officer (2013–2019)

Alfred Lin

Born in 1972

B.A. in Applied Mathematics (Harvard University) and M.S. in Statistics (Stanford University)

Member of the DoorDash Board since 2014 (the appointment is valid until further notice)

Sequoia Capital Operations, LCC, Managing Member (2010–)

Venture Frogs, LLC, Co-Founder and General Manager (1999–2014)

Zappos.com LLC, chairman of the board of directors and Chief Operating Officer (2005–2010)

Tellme Networks, Vice President of Finance and Business Development (2001–2005)

LinkExchange, Vice President of Finance and Administration (1996–1998)

Memberships in other boards of directors and positions of trust

Airbnb, Inc., member of the board of directors (2012–)

Catch, member of the board of directors (2021–)

Citadel Securities, member of the board of directors (2021–)

Cobalt Robotics, member of the board of directors (2018–)

Code.org, member of the board of directors (2019–)

Dia & Co., member of the board of directors (2016–)

Dolls Kill, member of the board of directors (2019–)

FTX Trading Ltd., member of the board of directors (2022–)

Houzz Inc., member of the board of directors (2011–)

Indie Tech Ltd., member of the board of directors (2020–)

Kalshi Inc., member of the board of directors (2020–)-

Sequoia Capital Operations, LCC, member of the board of directors (2010–)

Zethos, Inc. (d/b/a Truework), member of the board of directors (2018–)

Zipline International Inc., member of the board of directors (2012–)

Achievers Solutions Inc., member of the board of directors (2011–2015)

FutureAdvisor, member of the board of directors (2015)

Humble Bundle, Inc., member of the board of directors (2011–2017)

Kiwi, Inc., member of the board of directors (2011–2015)

Middesk, Inc., member of the board of directors (2020–2021)

NEXT Trucking, Inc., member of the board of directors (2020–2021)

Shopular, member of the board of directors (2015–2016)

Stella & Dot LLC, member of the board of directors (2010–2020)

Zappos.com LLC, chairman of the board of directors (2005–2010)

Greg Peters Born in 1970 B.S. in Physics and Astronomy (Yale University) Member of the DoorDash Board since 2022 (the appointment is valid until further notice)

Netflix, Inc., Chief Operating Officer and Chief Product Officer (2008–)

Memberships in other boards of directors and positions of trust

Highland Transcend Partners Corp., member of the board of directors (2020–)

2U, Inc., member of the board of directors (2018–)

Stan Meresman

Born in 1946

B.S. in Industrial Engineering and Operations Research (University of California, Berkeley) and M.B.A. (Stanford Graduate School of Business)

Member of the DoorDash Board since 2018 (the appointment is valid until further notice)

Technology Crossover Ventures, Venture Partner (2001–2004), General Partner and Chief Operating Officer (2001–2003)

Silicon Graphics, Inc., Senior Vice President and Chief Financial Officer (1989–1997)

Memberships in other boards of directors and positions of trust

Cloudflare, Inc., member of the board of directors (2018–)

Guardant Health, Inc., member of the board of directors (2018–)

Snap Inc., member of the board of directors (2015–)

HyTrust, Inc., member of the board of directors (2008–2019)

Medallia, Inc., member of the board of directors (2015–2021)

Saama Technologies, Inc., member of the board of directors (2014–2017)

LinkedIn Corporation, member of the board of directors (2010–2016)

Zynga Inc., member of the board of directors (2011–2015)

Turn, Inc., member of the board of directors (2014–2015) Palo Alto Networks, Inc., member of the board of directors (2014–2018)

Maria Renz Born in 1968 B.S. in Interior Design (Drexel University) and M.B.A. (Vanderbilt University) Member of the DoorDash Board since 2020 (the appointment is valid until further notice)

Social Finance, Inc., Executive Vice President, Consumer Finance and Wealth Management (2020–)

Amazon.com, Inc. and its subsidiaries, various leadership positions (1999–2020), including Vice President, Delivery Experience (2017–2020), Vice President, Technical Advisor to the CEO (2015–2017), and Chief Executive Officer of Quidsi Inc., an e-commerce platform and wholly-owned subsidiary of Amazon.com, Inc., (2013–2015)

Stanley Tang Born in 1992 B.S. in Computer Science (Stanford University) Member of the DoorDash Board since 2013 (the appointment is valid until further notice)	DoorDash, Inc,, Head of DoorDash Labs (2017–), Chief Product Officer (2013–2017) Facebook, Inc., Software Engineer (2012)

Under the listing standards of the NYSE, independent board members must comprise a majority of a listed company’s board of directors. In addition, the NYSE listing standards require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the NYSE listing standards, a board member will only qualify as an “independent director” if the board of directors affirmatively determines that the board member has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

The DoorDash Board has undertaken a review of the independence of each board member. Based on information provided by each board member concerning their background, employment, and affiliations, the DoorDash Board has determined that Dr. Brown, Messrs. Doerr, Lin and Meresman, and Ms. Renz, do not have a material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company) and that each of these board members is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, the DoorDash Board considered the current and prior relationships that each non-employee board member has with DoorDash and all other facts and circumstances the DoorDash Board deemed relevant in determining their independence, including the beneficial ownership of the capital stock by each non-employee board member, and the transactions involving them described in the section titled “ – Related party transactions of DoorDash – Other transactions” of this Prospectus.

Committees of the DoorDash Board

Audit committee

DoorDash’s audit committee consists of Messrs. Lin and Meresman, and Ms. Renz, with Mr. Meresman serving as chairperson. Each member of the audit committee meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations and the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, the DoorDash Board has determined that each of Messrs. Lin, and Meresman is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The audit committee is responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit the financial statements of DoorDash;

•	helping to ensure the independence and oversee the performance of the independent registered public accounting firm;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, DoorDash’s interim and year-end results of operations;

•	reviewing DoorDash’s financial statements and critical accounting policies and estimates;

•	overseeing and monitoring the integrity of DoorDash’s financial statements, accounting and financial reporting processes, and internal controls;

•	overseeing the design, implementation, and performance of DoorDash’s internal audit function;

•	overseeing DoorDash’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	overseeing DoorDash’s policies on risk assessment and risk management;

•	overseeing compliance with DoorDash’s code of business conduct and ethics;

•	reviewing and approving related party transactions; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

No member of the audit committee may serve on the audit committee of more than three public companies, including DoorDash, unless the DoorDash Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the audit committee of DoorDash and DoorDash discloses such determination in accordance with the listing standards of the NYSE. The DoorDash Board has considered Mr. Meresman’s simultaneous service on the audit committees of DoorDash and four other public companies and has determined that such simultaneous service does not impair his ability to effectively serve as a member and chairperson of the audit committee of DoorDash.

The audit committee of DoorDash operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. During 2020, the audit committee held four meetings.

Leadership development, inclusion, and compensation committee

DoorDash’s leadership development, inclusion, and compensation committee (“LDICC”) consists of Dr. Brown, Mr. Lin, and Ms. Renz. Dr. Brown served as chairperson of DoorDash’s LDICC through February 2021, when she was succeeded by Mr. Lin, the current chairperson. Each member of DoorDash’s LDICC meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations and is a non-employee board member, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. The LDICC is responsible for, among other things:

•

reviewing, approving, and determining, or making recommendations to the DoorDash Board regarding, the compensation of DoorDash’s management team members, including the chief executive officer, and certain key employees;

•	administering DoorDash’s equity compensation plans;

•	reviewing, approving, and administering incentive compensation plans;

•	establishing and reviewing general policies and plans relating to compensation and benefits of DoorDash’s employees, and responsible for the overall compensation philosophy;

•	reviewing and making recommendations regarding non-employee board member compensation to the full DoorDash Board;

•	evaluating the performance, or assisting in the evaluation of the performance, of DoorDash’s management team members, including the chief executive officer; and

•	periodically reviewing and discussing with the DoorDash Board the corporate succession and development plans for management team members and certain key employees.

The LDICC operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. During 2020, the LDICC held five meetings.

Nominating and corporate governance committee

DoorDash’s nominating and corporate governance committee consists of Dr. Brown and Mr. Doerr, with Mr. Doerr serving as chairperson. Each member of the nominating and corporate governance committee meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. DoorDash’s nominating and corporate governance committee is responsible for, among other things:

•	identifying, evaluating, and selecting, or making recommendations to the DoorDash Board regarding, nominees for election to the DoorDash Board;

•	considering and making recommendations to the DoorDash Board regarding the composition of the DoorDash Board and its committees;

•	evaluating the performance and attendance of the DoorDash Board and of individual board members;

•	overseeing and reviewing developments in DoorDash’s corporate governance practices;

•	evaluating the adequacy of DoorDash’s corporate governance practices and reporting; and

•	developing and making recommendations to the DoorDash Board regarding corporate governance guidelines and matters.

The nominating and corporate governance committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. During 2020, the nominating and corporate governance committee did not hold any meetings.

DoorDash Board’s compensation

Director compensation policy

In September 2020, the DoorDash Board adopted, and DoorDash’s stockholders approved, a new Outside Director Compensation and Equity Ownership Policy (the “director compensation policy”) for DoorDash’s non-employee board members that became effective as of one (1) business day immediately prior to the date of the effectiveness of the registration statement filed in connection with the DoorDash IPO. The director compensation policy was with input from DoorDash’s independent compensation consultant, Semler Brossy Consulting Group LLC (“Semler Brossy”), regarding practices and compensation levels at the same group of peer companies used for executive compensation comparisons and is intended to attract, retain and reward non-employee board members.

Under the director compensation policy, each non-employee board member will receive the cash and equity compensation for board services described below. DoorDash will also reimburse its non-employee board members for reasonable, customary and documented travel expenses to meetings of the DoorDash Board or its committee and other expenses.

Maximum annual compensation limit

The director compensation policy includes a maximum annual limit of $750,000 of cash compensation and equity awards that may be paid, issued or granted to a non-employee board members in any fiscal year (increased to $1,000,000 in the non-employee board member’s initial year of service as a non-employee board member). For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their service as an employee, or for their service as a consultant (other than as a non-employee board member), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to DoorDash’s non-employee board members.

Equity ownership

Additionally, each non-employee board members is expected to comply with the minimum equity ownership guidelines as set forth in the director compensation policy. DoorDash’s equity ownership guidelines provide that DoorDash’s non-employee board members must hold an amount of shares of DoorDash common stock with a value equal to four (4) times the annual cash retainer for service as a non-employee board member. A non-employee board members generally will have until the later of the fifth anniversary of the effective date of the policy or, if applicable, the date such non-employee board member becomes a non-employee board member to comply with the minimum stock ownership requirement. DoorDash’s LDICC may waive, at its discretion, these guidelines for non-employee board members joining the DoorDash Board from government, academia or similar professions. DoorDash’s LDICC may also temporarily suspend, at its discretion, the guidelines for one or more non-employee board members if compliance would create severe hardship or prevent such non-employee board member from complying with a court order.

Cash compensation

Under DoorDash’s director compensation policy, each non-employee board member is paid an annual cash retainer of $60,000, which is paid quarterly in arrears on a prorated basis.

Under the policy, each non-employee board member will be eligible to earn additional annual cash compensation for their additional services as follows:

•	$40,000 per year for service as chairperson of the DoorDash Board;

•	$20,000 per year for service as a lead independent director;

•	$15,000 per year for service as chair of the audit committee;

•	$10,000 per year for service as chair of the LDICC; and

•	$5,000 per year for service as chair of the nominating and corporate governance committee.

For clarity, there are no per-meeting fees for attending DoorDash Board or committee meetings. Cash compensation is paid quarterly in arrears on a prorated basis.

Equity compensation

Initial Award

Each person who first becomes a non-employee board member will receive, automatically on the twentieth day of the month that follows the date on which such person is appointed to the DoorDash Board, an initial award of RSUs (the “Initial Award,” and the date the Initial Award is granted, the “Grant Date”). The Initial Award covers an amount of shares of DoorDash Class A common stock equal to (i) (A) $250,000 divided by (B) the average fair market value of a share of DoorDash Class A common stock for the market trading days that occur in the completed calendar month immediately prior to the calendar month in which the Grant Date occurs, rounded down to the nearest whole share (the “New Hire Award”), plus, (ii) in the event that the date on which the non-employee board member is appointed to the DoorDash Board is not the date of an annual meeting of DoorDash’s stockholders, the Initial Award will cover an additional number of shares of DoorDash Class A common stock equal to (x) (A) $250,000 multiplied by (B) the fraction obtained by dividing (1) the days between the date such person is appointed to the board of the first anniversary of the most recent annual meeting of DoorDash’s stockholders (or, in the event that no annual meeting has yet occurred, the effective date of the policy) by (2) 365, divided by (y) the average fair market value of a share of DoorDash Class A common stock for the market trading days that occur in the completed calendar month immediately prior to the calendar month in which the Grant Date occurs, rounded down to the nearest whole share (the “Pro-rated Annual Award”). The New Hire Award will vest in equal monthly installments over the forty-eight (48) months beginning on the first day of the month following the month in which such person is appointed to the DoorDash Board subject to the non-employee board member continuing to be a service provider through the applicable vesting date. The Pro-rated Annual Award will vest on the earlier of (i) the one-year anniversary of the date the Pro-rated Annual Award is granted or (ii) the day prior to the date of the annual meeting next following the date the Initial Award is granted, in each case, subject to the non-employee board member continuing to be a service provider through the applicable vesting date. If the person was a member of the DoorDash Board and also an employee, becoming a non-employee board member due to termination of employment will not entitle the non-employee board member to an Initial Award.

Annual award

Each non-employee board member will automatically receive, on the date of each annual meeting of stockholders following the effective date of the policy, an annual award of DoorDash RSUs, each of which are referred to as an “Annual Award”, covering a number of shares of DoorDash Class A common stock having a grant date fair value (determined in accordance with GAAP) of $250,000, rounded down to the nearest whole share.

The Annual Award will vest on the earlier of (i) the one-year anniversary of the date the Annual Award is granted or (ii) the day prior to the date of the annual meeting next following the date the Annual Award is granted, in each case, subject to the non-employee board member continuing to be a service provider through the applicable vesting date.

Each non-employee board member may elect to defer the delivery of the settlement of any Initial Award or Annual Award that would otherwise be delivered to such non-employee board member on or following the date such award vests pursuant to the terms of a deferral election such non-employee board member makes in accordance with the policy.

In the event of a “change in control” (as defined in DoorDash’s 2020 Equity Incentive Plan), each non-employee board member’s outstanding equity will be treated in accordance with the terms of each applicable award. For information on DoorDash’s 2020 Equity Incentive Plan, see the section titled “ – Shares and share capital of DoorDash – Share based incentives – 2020 Equity Incentive Plan” of this Prospectus.

DoorDash Board’s compensation table for the year ended December 31, 2020

The following table provides information regarding compensation of the members of the DoorDash Board for service as board members, for the year ended December 31, 2020. Those board members who are also DoorDash employees receive no additional compensation for their service as board members. During 2020, DoorDash’s employee board members, Messrs. Fang, Tang and Xu, did not receive any compensation for their services as board members. For additional information regarding Mr. Xu’s compensation, please see the section titled “ – Management team compensation” of this Prospectus. The compensation received by each of Messrs. Fang and Tang as an employee is set forth in the footnotes to the table below.

	For the year ended December 31, 2020
	Fees earned or paid in cash(1)	Stock awards(2)(3)	Total
In USD

Shona Brown	4,795	2,295,127	2,299,922
John Doerr	4,452	—	4,452
Andy Fang(4)	—	—	—
Jeffrey Housenbold	4,110	—	4,110
Jeremy Kranz	4,110	—	4,110
Alfred Lin	4,110	—	4,110
Stan Meresman	5,137	—	5,137
Maria Renz(5)	4,110	1,490,940	1,495,050
Stanley Tang(6)	—	—	—

(1)

The amounts reported represent a partial year of the DoorDash Board and committee chair cash compensation due to the timing of the DoorDash IPO and the effective date of DoorDash’s director compensation policy.

(2)

The amounts reported represent the aggregate grant-date fair value of the DoorDash RSUs awarded to the board members in 2020, calculated in accordance with ASU No. 2016 09 “Compensation—Stock Compensation (Topic 718)” (“ASC 718”), disregarding forfeiture assumptions. These amounts do not reflect the actual economic value that may be realized by the board members, and there can be no assurance that these amounts will ever be realized by the board members.

(3)	No Initial Awards were granted in 2020.
(4)	Mr. Fang received an aggregate of $1,129,969 in compensation as an employee, comprised of cash in the amount of $231,053 and DoorDash RSUs with an aggregate grant date fair value of $898,916.
(5)	Ms. Renz joined the DoorDash Board in September 2020.
(6)	Mr. Tang received an aggregate of $641,244 in compensation as an employee, comprised of cash in the amount of $191,871 and DoorDash RSUs with an aggregate grant date fair value of $449,373.

Information on the outstanding equity awards held by the members of the DoorDash Board is presented in the section titled “ – Management holdings” of this Prospectus.

The CEO and the management team

The following table presents the members of DoorDash’s management team as of the date of this Prospectus:

Name	Year of Birth	Position
Members of the management team Tony Xu	1984	Co-Founder, Chief Executive Officer, and Chair
Prabir Adarkar	1977	Chief Financial Officer
Christopher Payne	1968	President and Chief Operating Officer
Keith Yandell	1979	Chief Business Officer
Tia Sherringham	1982	General Counsel and Secretary

Tony Xu Chief Executive Officer since 2013	For further information about Mr. Xu, see the section titled “– Board of directors” above.
Prabir Adarkar Born in 1977 B.E. in Electronics Engineering (University of Mumbai), M.S. in Electrical

Uber Technologies, Inc., Vice President of Finance (Head of Strategic Finance) (2015–2018)

The Goldman Sachs Group, Inc., various titles, most recently Vice President, Technology, Media & Telecommunications Investment Banking

Engineering (Columbia University) and M.B.A. (New York University) Chief Financial Officer since 2018

Christopher Payne Born in 1968 B.A. in U.S. History (Dartmouth College) President since 2021 Chief Operating Officer since 2016

Tinder, Inc., Chief Executive Officer (2015)

eBay Inc., Senior Vice President, North America (2010–2014), Vice President Buyer Experience (2009–2010)

Positronic, Inc., founder and Chief Executive Officer (2007–2008)

Memberships in other boards of directors and positions of trust

Gogo Inc., member of the board of directors (2014–)

RueLaLa, Inc., member of the board of directors (2011–2013)

Keith Yandell Born in 1979 B.A. in Political Science and American Studies (University of California, Davis) and a J.D. (University of California, Los Angeles) Chief Business Officer since 2021

DoorDash, Inc., Chief Business and Legal Officer (2018–2021), General Counsel (2016–2018)

Uber Technologies, Inc., Director of Litigation (2016), Senior Counsel, Litigation (2015)

Allen Matkins Leck Gamble Mallory & Natsis LLP, Attorney and partner (2010–2015)

Tia Sherringham Born in 1982 B.A. in History (Columbia University) and J.D. (University of California, Berkeley) General Counsel and Secretary since 2022

DoorDash, Inc., Vice President, Head of Legal (2018–2022), Assistant General Counsel (2017–2018)

Instacart Inc., Commercial and Product Counsel (2016–2017)

Keker, Van Nest & Peters LLP, Associate (2010–2015)

Management compensation

Elements of management pay and compensation in the year ended December 31, 2020

Base salary

DoorDash uses base salary to provide a fixed amount of compensation for its named management team members in exchange for their services. DoorDash positions base salary for its named management team members below market levels, emphasizing instead at-risk equity compensation as the primary vehicle for delivering compensation to its named management team members. In March 2020, DoorDash aligned its named management team members’ base salaries at $350,000 per year (other than the CEO whose salary is $300,000) after considering market data for their positions and to create internal equity among the management team with respect to a named executive officer’s fixed compensation and make distinctions between roles, responsibilities, and contributions through equity awards.

Base salary for the year ended December 31, 2020
In USD
Tony Xu, Chief Executive Officer	300,000
Prabir Adarkar, Chief Financial Officer	350,000
Christopher Payne, Chief Operating Officer	350,000
Keith Yandell, Chief Business Officer	350,000

Bonus

In 2020, DoorDash’s named management team members, except for the CEO, participated in DoorDash’s discretionary bonus program. This program was designed to provide additional cash compensation based on DoorDash’s named management team members’ performance and contributions to achieving DoorDash’s strategic objectives. DoorDash did not believe it was appropriate to establish a bonus plan with rigid goals in 2020 given the dynamic state of its business. At the beginning of 2020, the CEO and each executive officer developed goals for the year, that reflect each executive officer’s function within DoorDash and role in pursuing DoorDash’s strategic objectives. These goals were not intended to be formulaic but rather to serve as a framework by which the CEO and LDICC can evaluate the performance of each of these named management team members.

Following the end of 2020, the CEO assessed the 2020 performance of each of DoorDash’s named management team members using the performance goals as a guide, and provided a recommendation for each named management team members’ cash bonus payment for 2020.

After considering the CEO’s recommendations and other factors described above, the LDICC approved the following 2020 cash bonus payments for DoorDash’s named management team members:

	For the year ended December 31, 2020
	2020 target bonus	Actual 2020 bonus	2020 bonus as % of target
In USD, except percentages
Prabir Adarkar, Chief Financial Officer	200,000	200,000	100%
Christopher Payne, Chief Operating Officer	100,000	100,000	100%
Keith Yandell, Chief Business Officer	100,000	60,000	60%

In February 2021, the LDICC, with input from the CEO and Semler Brossy, determined that DoorDash’s named management team members will not be eligible for a cash bonus in 2021, believing that DoorDash’s long-term equity award program provides the appropriate incentive compensation for DoorDash’s named management team members and best aligns the interests of DoorDash’s named management team members with its stockholders.

Long-term incentive

DoorDash’s equity award program is the primary vehicle used to differentiate compensation and for offering long- term incentives to DoorDash’s named management team members. DoorDash’s equity-based incentives have historically been granted either in the form of stock options or RSUs that are settled in shares of DoorDash Class A common stock on or after vesting. In 2018, DoorDash ceased granting stock options to its named management team members. Equity granted to DoorDash’s named management team members generally vest over four (4) years, subject to their continued service. DoorDash believes that equity awards align the interests of its named management team members with its stockholders, provide DoorDash’s named management team members with incentives linked to long-term performance, and foster an ownership mentality. In addition, the long-term vesting features of DoorDash’s equity awards support DoorDash’s belief in management longevity because they create retentive hold.

Generally, DoorDash intends to grant annual equity awards that are sized to be competitive, transparent and reflect the performance, contribution, and criticality of roles in DoorDash. The CEO annually reviews, and considers external market data in addition to performance of the executives and proposes equity grants to the LDICC. The LDICC exercises its judgment and discretion, in consultation with the CEO and Semler Brossy, DoorDash’s independent compensation consultant. To determine the size and types of equity awards that it approves, the LDICC considers, among other things, the role and responsibility of the named management team members, competitive factors, the vested and unvested value of the equity awards held by the named management team members, and the cash-based compensation opportunities for DoorDash’s named management team members.

In May 2020, the DoorDash Board approved the following amounts to named members of the management team (for CEO amounts, see the section titled “– 2020 CEO Performance Award” below):

Equity for the year ended December 31, 2020
In USD
Prabir Adarkar, Chief Financial Officer	2,696,920
Christopher Payne, Chief Operating Officer	5,393,836
Keith Yandell, Chief Business Officer	2,696,920

2020 CEO Performance Award

In November 2020, the DoorDash Board, in consultation with Semler Brossy, granted an RSU award to Mr. Xu covering 10,379,000 shares of the DoorDash Class A common stock (which is referred to herein as the “2020 CEO Performance Award”). This award vests only upon the satisfaction of a service condition and achievement of certain stock price goals, as described below.

Prior to the DoorDash IPO, the LDICC, in consultation with Semler Brossy, performed an in-depth review of Mr. Xu’s ownership and competitive pay opportunity relative to other founder chief executive officers of comparable companies. The LDICC determined that it would be in the best interest of DoorDash’s stockholders and other stakeholders that DoorDash establish a performance-based equity award with vesting terms that incentivize Mr. Xu to execute on DoorDash’s long term strategic objectives, including broadening its network of merchants through the addition of new categories and innovative services that help merchants grow, increasing consumer adoption and making DoorDash a daily activity, and building a reliable, high-quality, and operationally efficient logistics platform.

In determining the size and terms and conditions of the 2020 CEO Performance Award, the DoorDash Board and LDICC, in consultation with Semler Brossy, considered many factors, including the following:

•	Mr. Xu’s percentage ownership in the company and the amount his ownership interests were unvested as of the date of grant;

•	The estimated value of Mr. Xu’s company ownership interests;

•

Market data for similarly situated executives at comparable companies with an emphasis on the ownership percentage and equity value of founder chief executive officers at the time of an initial public offering; and

•

Mr. Xu’s past and expected future contributions to DoorDash, and the desire of the LDICC and the DoorDash Board to provide meaningful incentives for Mr. Xu to continue as the CEO following DoorDash’s IPO and to continue to drive the growth of DoorDash’s business.

The DoorDash Board believed it was important for the 2020 CEO Performance Award to not simply vest based on the passage of time while Mr. Xu provided services to DoorDash. Rather, the CEO Performance is designed around the following principles:

•

Cover seven years of equity awards: The 2020 CEO Performance Award is intended to be the exclusive equity award to Mr. Xu over the next seven (7) years unless there are unexpected changes in DoorDash’s business or other unforeseen factors that the DoorDash Board determines would merit granting additional equity award(s) to him.

•

Incentivize creating long-term growth: The 2020 CEO Performance Award is only eligible to vest based on DoorDash’s long-term stock price performance. The performance period begins one and one-half years following the grant date, and ends on the seventh anniversary of the grant date. Furthermore, Mr. Xu must hold any after-tax shares that are issued to him pursuant to the award for at least two (2) years following the date the portion of the award vests.

•

Require sustained performance for vesting: The 2020 CEO Performance Award is divided into nine (9) tranches that are eligible to vest based on the achievement of stock price goals measured using an average of DoorDash’s stock price over a consecutive 180-day period during the performance period.

•

Require stretch performance: No portion of the 2020 CEO Performance Award will vest unless DoorDash’s stock price (as measured based on the formula described in the previous paragraph) is approximately 185% of the initial public offering price ($102.00/share). 100% of the 2020 CEO Performance Award will vest only if DoorDash’s stock price (as measured based on the formula described in the previous paragraph) is approximately 500% of the initial public offering price. The DoorDash Board believed these stock price goals, if achieved, would result in a return to DoorDash’s stockholders well in excess of market norms for comparable technology companies, and that this 2020 CEO Performance Award served to align Mr. Xu’s interests with those of DoorDash’s stockholders.

•

Promote CEO retention: The 2020 CEO Performance Award is eligible to vest only if Mr. Xu is DoorDash’s CEO as of the applicable achievement date. If Mr. Xu’s employment as DoorDash’s CEO terminates, any portion of the 2020 CEO Performance Award for which a stock price target has not been achieved immediately terminates and is forfeited to DoorDash.

The payout schedule for the corresponding stock price performance goals are as follows:

	DoorDash stock price target	Number of DoorDash RSUs eligible to vest	% of award eligible to vest
Tranche
1	$187.60	518,950	5%
2	$226.80	518,950	5%
3	$265.80	1,037,900	10%
4	$305.00	1,037,900	10%
5	$344.00	1,037,900	10%
6	$383.00	1,556,850	15%
7	$422.20	1,556,850	15%
8	$461.20	1,556,850	15%
9	$501.00	1,556,850	15%

In the event of a change in control of DoorDash following the DoorDash IPO but before the end of the performance period, the 2020 CEO Performance Award may be eligible to vest in additional tranche(s) of DoorDash RSUs if the per share deal price in the change in control results in the achievement of an additional DoorDash stock price target(s) that have not previously been achieved, in which case the tranche(s) of DoorDash RSUs corresponding to that DoorDash stock price target(s) will vest immediately prior to the closing of the change in control. Additionally, in the event the change in control price falls between a DoorDash stock price target that has been achieved and one that has not, then a portion of that tranche of DoorDash RSUs under the 2020 CEO Performance Award will vest based on a linear interpolation between each of these DoorDash stock price targets.

Each vested DoorDash RSU under the 2020 CEO Performance Award will be settled in a share of DoorDash’s Class A common stock on the next company quarterly vesting date occurring on or after the date on which the DoorDash RSU vests, regardless of whether Mr. Xu remains DoorDash’s CEO as of such date.

Any shares of DoorDash’s Class A common stock issued to Mr. Xu following the vesting and settlement of DoorDash RSUs under the 2020 CEO Performance Award may be exchanged by Mr. Xu for shares of DoorDash’s Class B common stock on the terms set forth in the equity award exchange agreement between DoorDash and Mr. Xu. For additional information on the equity award exchange agreements, see the section titled “ – Related party transactions of DoorDash – Other transactions” of this Prospectus.

Benefits

DoorDash’s named management team members are eligible to participate in the same benefits programs offered to all employees. In addition, named management team members are eligible to participate in DoorDash’s change in control and severance plan. In 2020, DoorDash’s named management team members received a gross-up for taxable income incurred through participating in the company’s meal benefit provided to all office-based employees. All employees received this tax gross up in 2020.

401(k) retirement plan

DoorDash maintains a tax-qualified 401(k) retirement plan for all its U.S. employees, including its named management team members. Under DoorDash’s 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Internal Revenue Code of 1986, as amended (the “Code”) limits. DoorDash may match contributions made by its employees, including executives, on a discretionary basis. DoorDash intends for its 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Summary compensation table for the year ended December 31, 2020

The following table summarizes the management team’s compensation for the year ended December 31, 2020:

	For the year ended December 31, 2020
In USD	Salary	Bonus(1)	Stock awards(2)		All other compensation(3)	Total
Tony Xu, Chief Executive Officer and Chair	300,000	—	413,369,623	(4)	297	413,669,920
Prabir Adarkar, Chief Financial Officer	350,000	200,000	2,696,920		390	3,247,310
Christopher Payne, Chief Operating Officer	350,000	100,000	5,393,839		897	5,844,736
Keith Yandell, Chief Business Officer	350,000	60,000	2,696,920		390	3,107,310

(1)

The amounts reported reflect discretionary bonuses paid in 2021 in recognition of DoorDash’s performance in 2020 and the named management team members’ contribution to that performance. For additional discussion of these bonuses, see the section titled “– Elements of management pay and compensation in the year ended December 31, 2020 – Bonus” above.

(2)

The amounts reported represent the aggregate grant-date fair value of the DoorDash RSUs awarded to the named management team member, apart from Mr. Xu, calculated in accordance with ASC 718. These amounts do not reflect the actual economic value that may be realized by the named management team member.

(3)

The amounts reported consist of payments on behalf of the named management team member for basic life insurance and accidental death and dismemberment insurance. Additionally, each named management team member received a tax gross-up in the amount of $573 to cover taxes associated with a meal benefit provided to employees. All DoorDash employees who participated in the meal benefit received this tax gross-up.

(4)

Reflects the grant date fair value of the 2020 CEO Performance Award provided to Mr. Xu in November of 2020 and was calculated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company Stock Price Targets may not be satisfied. The average grant date fair value of the 2020 CEO Performance Award was $39.8275 per share. For the purposes of this Prospectus, “Company Stock Price Targets” means the nine tranches that the CEO Performance Award is divided into and that are eligible to vest based on the achievement of stock price goals. The amount listed in the above table is not the ultimate value that Mr. Xu will receive from this grant. For more information on the 2020 CEO Performance Award, see the section titled “ – Elements of management pay and compensation in the year ended December 31, 2020 – 2020 CEO Performance Award” above.

Grants of plan based awards in the year ended December 31, 2020

The following table shows all plan-based awards granted to DoorDash’s named management team members during the year ended December 31, 2020:

		Estimated possible payouts under equity incentive plan awards
	Grant date	Threshold	Target	Maximum		All other stock awards: Number of units		Grant date fair value of stock awards
Tony Xu	11/23/2020	—	—	10,379,000	(1)	—		$413,369,623
Prabir Adarkar	05/10/2020	—	—	—		79,070	(2)	$2,696,920
Christopher Payne	05/10/2020	—	—	—		158,140	(2)	$5,393,839
Keith Yandell,	05/10/2020	—	—	—		79,070	(2)	$2,696,920

(1)

Reflects the 2020 CEO Performance Award granted to Mr. Xu in November 2020. This award only vests when DoorDash has achieved certain stock price targets for a sustained period and it is possible that Mr. Xu will realize zero compensation from this award if those stock price targets are not met or if they are met after the seven-year performance period of the award. This award is intended to be Mr. Xu’s exclusive equity grant for the duration of the performance period. For additional information on the 2020 CEO Performance Award, please see the section titled “ – Elements of management pay and compensation in the year ended December 31, 2020 – 2020 CEO Performance Award” above.

(2)

Awards of RSUs granted to Messrs. Adarkar, Payne and Yandell vest over a four-year period with 25% of the award vesting on the first anniversary of the vesting commencement date and 6.25% of the award vesting on each subsequent quarterly company vesting date, provided that each named management team member remains an employee of DoorDash through the applicable vesting date. The vesting commencement date for these awards was February 20, 2020.

Information on the outstanding equity awards held by the DoorDash’s named management team members is presented in the section titled “ – Management holdings” of this Prospectus.

Potential payments upon termination or a change in control

In September 2020, the DoorDash Board adopted an executive change in control and severance plan (the “DoorDash Executive Severance Plan”), pursuant to which DoorDash’s management team members and certain other key employees are eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under the DoorDash Executive Severance Plan. The DoorDash Executive Severance Plan was developed with input from Semler Brossy, an independent compensation consultant of DoorDash, regarding severance practices at comparable companies. It is designed to attract, retain, and reward senior level employees. The DoorDash Executive Severance Plan generally will be in lieu of any other severance payments and benefits to which such key employee was entitled prior to signing the participation agreement, except as specifically provided under that employee’s participation agreement under the DoorDash Executive Severance Plan.

The DoorDash Board has designated each of Messrs. Xu, Payne, and Yandell as a participant under the DoorDash Executive Severance Plan eligible for the rights to the applicable payments and benefits described below.

•

In the event of an “involuntary termination” of the employment of a management team member by DoorDash for a reason other than “cause” or the named management team member’s death or “disability” (as such terms are defined in the Executive Severance Plan), that occurs outside the change in control period (as described below), the named management team member will be entitled to the following payments and benefits: continuing payments of the named management team member’s annual base salary for a period of twelve (12) months; and

•

a lump sum payment equal to, on an after-tax basis (i.e. on a gross-up basis), the premium cost of continued health coverage under the U.S Consolidated Omnibus Reconciliation Act of 1985 as amended, or COBRA, for a period of twelve (12) months.

In the event of an “involuntary termination” of the employment by DoorDash for a reason other than “cause” or the named management team member’s death or “disability” or by the named management team member for “good reason” (as such terms are defined in the DoorDash Executive Severance Plan), in either case, occurring within a period beginning three (3) months prior to and ending twelve (12) months following a “change in control” (as defined in the DoorDash Executive Severance Plan) (such period, the change in control period), the named management team member will be entitled to the following payments and benefits:

•	a lump sum payment equal to twelve (12) months of the named management team member’s annual base salary;

•	a lump sum payment equal to, on an after-tax basis (i.e., on a gross-up basis), the cost of continued health coverage under COBRA for a period of twelve (12) months; and

•

% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s).

The receipt of the payments and benefits provided for under the DoorDash Executive Severance Plan described above is conditioned on the named management team member signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the named management team member’s involuntary termination of employment, as well as compliance with certain non-disparagement provisions and continued compliance with the invention assignment and confidentiality agreement applicable to the named management team member.

In addition, if any of the payments or benefits provided for under the DoorDash Executive Severance Plan or otherwise payable to a named management team member would constitute “parachute payments” within the meaning of Section 280G of the U.S. Code (the “Code”) and could be subject to the related excise tax, the named management team member will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. Except as discussed above, the DoorDash Executive Severance Plan does not require DoorDash to provide any tax gross-up payments to the named management team members.

The following table sets forth the potential payments that would have been provided to each of DoorDash’s named management team members under each of the circumstances specified below if he or she had terminated employment with DoorDash effective December 31, 2020:

In USD
Scenario and payment type	Tony Xu	Prabir Adarkar	Christopher Payne	Keith Yandell
Death or disability
Severance(1)	300,000	350,000	350,000	350,000
Continued benefits(2)	24,254	12,352	20,870	23,549
Total	324,254	362,352	370,870	373,549
Termination without cause
Severance(1)	300,000	350,000	350,000	350,000
Continued benefits(2)	24,254	12,352	20,870	23,549
Total	324,254	362,352	370,870	373,549
Change in control with qualifying termination
Base salary(3)	300,000	350,000	350,000	350,000
RSUs(4)	—	126,412,976	44,082,628	32,795,385
Stock Options(5)	186,436,250	33,544,966	13,801,951	12,041,537
Continued benefits(2)	24,254	12,352	20,870	23,549
Total	186,760,504	160,520,294	58,355,449	45,310,471

(1)	Named management team members will receive twelve (12) months of base salary continuation (less applicable taxes).
(2)

Each named management team member will receive a lump sum payment intended to cover medical, dental and vision plan premiums under COBRA. Each named management team member is covered for the plan elections in effect on the date of the termination.

(3)	Payable as a lump sum upon termination.
(4)	Reflects value delivered to named management team members upon the acceleration of all unvested RSUs using the closing price on 12/31/2020 of $142.75.
(5)

Reflects value delivered to named management team members upon the acceleration of all unvested stock options minus the cost to exercise any option subject to accelerated vesting using the closing price of DoorDash’s Class A common stock on December 31, 2020 of $142.75.

Certain information regarding the members of the DoorDash Board and management team

As of the date of this Prospectus, none of the members of DoorDash Board or DoorDash’s management team has, in the previous five years:

•	been convicted in relation to fraudulent offences or violations;

•

held a managerial position, been in the executive management, been a member of the administrative, management or supervisory bodies of any company, or acted as a general partner in a limited partnership at the time of its bankruptcy, administration of an estate, or liquidation (excluding voluntary liquidation proceedings with a purpose of dissolving the company); or

•

been subject to any official public incrimination and/or sanctions by any statutory or supervisory authorities (including any designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

Conflicts of interest

To the knowledge of DoorDash, notwithstanding any shares or equity awards they hold directly or indirectly in DoorDash, the members of the DoorDash Board and DoorDash’s management team do not have any conflicts of interest between their duties to DoorDash and their private interests and/or their other duties.

The members of the DoorDash Board and DoorDash’s management team do not have any interest in the Transaction that are different from, or in addition to, the interests of the DoorDash stockholders.

There are no family relationships among any of DoorDash’s management team members and board members.

Management holdings

Information on the shareholdings of the members of the DoorDash Board and management team is presented in the section titled “ – Ownership structure of DoorDash” of this Prospectus.

The following table sets forth all outstanding equity awards held by the non-executive members of the DoorDash Board as of January 31, 2022:

	Option awards				Stock awards
	Grant date	Number of securities underlying unexercised options	Option exercise price per share	Option expiration date	Number of shares underlying unvested stock awards
Shona Brown	08/29/2019	—	—	—	34,045
	05/10/2020	—	—	—	57,480
	06/22/2021	—	—	—	1,869
John Doerr	06/22/2021	—	—	—	1,869
Andy Fang	06/26/2014	2,248,390	$0.20	6/25/2024	—
	10/10/2018	—	—	—	46,250
	10/10/2018	108,415	$7.16	10/09/2028	—
	05/10/2020	—	—	—	14,825
	04/20/2021	—	—	—	8,980
Alfred Lin	06/22/2021	—	—	—	1,869
Stan Meresman	12/18/2018	—	—	—	33,105
	06/22/2021	—	—	—	1,869
Maria Renz	12/20/2020	—	—	—	3,631
	06/22/2021	—	—	—	1,869
Stanley Tang	06/26/2014	2,478,390	$0.20	6/25/2024	—
	10/10/2018	—	—	—	21,875
	10/10/2018	29,195	$7.16	10/09/2028	—
	05/10/2020	—	—	—	7,415
	04/20/2021	—	—	—	7,184

The following table sets forth information regarding outstanding equity awards held by DoorDash’s named management team members as of January 31, 2022:

		Option awards					Stock awards
	Grant date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price	Option expiration date	Number of shares of stock or units that have not vested	Market value of shares of stock that have not vested(1)
Tony Xu	06/26/2014	2,248,390	—	$0.20	6/25/2024	—	—
	10/10/2018	2,395,605	562,500	$7.16	10/9/2028	—	—
	11/23/2020	—	—	—	—	10,379,000	$1,177,912,710
Prabir Adarkar	10/10/2018	582,550	—	$7.16	10/9/2028	—	—
	10/10/2018	—	—	—	—	333,985	$37,903,958
	11/08/2019	—	—	—	—	17,300	$1,963,377
	05/10/2020	—	—	—	—	44,480	$5,048,035
	04/20/2021	—	—	—	—	64,659	$7,338,150
Christopher Payne	01/15/2016	1,830,416	—	$1.50	1/14/2026	—	—
	07/24/2018	218,750	31,250	$3.28	7/23/2028	—	—
	04/09/2019	—	—	—	—	83,705	$9,499,680
	05/10/2020	—	—	—	—	88,955	$10,095,502
	04/20/2021	—	—	—	—	64,659	$7,338,150
Keith Yandell	07/23/2016	170,720	—	$1.45	07/22/2026	—	—
	04/13/2017	93,755	7,075	$1.45	04/12/2027	—	—
	07/24/2018	105,830	79,170	$3.28	07/23/2028	—	—
	04/09/2019	—	—	—	—	150,670	$21,508,143
	05/10/2020	—	—	—	—	79,070	$11,287,243
Tia Sherringham	10/10/2018	—	4,375	$7.16	10/09/2028	—	—
	10/10/2018	—	—	—	—	5,625	$638,381
	04/09/2019	—	—	—	—	3,635	$412,536
	05/10/2020	—	—	—	—	7,415	$841,528
	12/20/2020	—	—	—	—	7,353	$834,492
	04/20/2021	—	—	—	—	4,087	$463,834

(1)	Market value of shares is calculated based on the close price of DoorDash stock on 1/31/2022 which was $113.49.

Auditors

The consolidated financial statements as of and for the financial years ended December 31, 2020, 2019, and 2018 have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Doordash in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. KPMG LLP conducted its audits in accordance with the standards of the PCAOB.

DoorDash’s Annual General Meeting held on 22 June 2021 re-elected KPMG LLP as the auditor of DoorDash for the financial year ended 31  December 2021.

Shares and share capital of DoorDash

General information

The registered name of DoorDash is DoorDash, Inc. DoorDash is domiciled in San Francisco, California, the United States, with its registered address at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, the United States and the telephone number of DoorDash being (650) 487-3970. DoorDash is a corporation subject to the laws of the State of Delaware. DoorDash is registered with the Secretary of State of the State of Delaware, Division of Corporations with the file number 5337982. The SEC’s central index key (CIK) of DoorDash is 1792789. According to Article III of the DoorDash Certificate, the nature of the business or purposes to be conducted or promoted by DoorDash comprise engaging in any lawful act or activity for which corporations may be organized under the DGCL.

Shares and share capital

The following description of the capital stock of DoorDash is a summary. DoorDash has adopted an amended and restated certificate of incorporation and amended and restated bylaws and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to an investor. A complete description of the matters set forth in this section is set out in the DoorDash Certificate, the DoorDash Bylaws, and the DoorDash IRA, and to the applicable provisions of Delaware law.

DoorDash’s authorized capital stock consists of 8,800,000,000 shares of capital stock, $0.00001 par value per share, of which:

•	6,000,000,000 shares are designated as Class A common stock;

•	200,000,000 shares are designated as Class B common stock;

•	2,000,000,000 shares are designated as Class C common stock; and

•	600,000,000 shares are designated as preferred stock.

Pursuant to the DoorDash Certificate, the DoorDash Board has the authority, without stockholder approval, except as required by the listing standards of the NYSE, to issue additional shares of DoorDash Class A common stock and DoorDash Class C common stock. Until the Final Conversion Date (as defined below in “– Common stock – Conversion of Class B common stock”), any issuance of additional shares of DoorDash Class B common stock requires the approval of the holders of at least a majority of the outstanding shares of DoorDash Class B common stock voting as a separate class.

DoorDash cannot predict whether its multi-class structure will result in a lower or more volatile market price of its Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituencies of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multi-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the multi-class structure of DoorDash’s common stock makes DoorDash ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in DoorDash’s Class A common stock. See also the section titled “Risk factors – Risks related to the DoorDash Class A common stock – Although DoorDash does not expect to rely on the “controlled company” exemption under the listing standards of the NYSE, DoorDash expects to have the right to use such exemption and therefore DoorDash could in the future avail itself of certain reduced corporate governance requirements.” of this Prospectus.

The Class A common stock of DoorDash is registered in book-entry form with Computershare Trust Company, N.A. in its capacity as DoorDash’s transfer agent. The address of Computershare Trust Company, N.A. is 250 Royall Street, Canton, Massachusetts 02021, United States. DoorDash’s Class A common stock is issued under the laws of the United States and denominated in USD. DoorDash’s CUSIP number is 25809K 105.

The following table summarizes the historical development of the share capital of DoorDash:

	Number of shares of common stock issued and outstanding			Number of shares of preferred stock issued and outstanding
	Class A(1)	Class B(2)	Class C	Redeemable convertible preferred stock(3)
	$0.00001 par value			$0.00001 par value
	(in thousands)			(in thousands)
January 1, 2018	44,128	—	—	75,550
December 31, 2018	41,802	—	—	191,316
December 31, 2019	43,937	—	—	230,667
December 31, 2020	287,190	31,313	—	—
September 30, 2021	310,964	31,459	—	—
December 31, 2021	315,266	31,246	—	—

(1)

The number of issued and outstanding shares of Class A common stock increased yearly due to exercise of stock options and vesting and settlement of RSUs, among other things In November 2020, the DoorDash Board and the stockholders of DoorDash approved a five-for-one forward stock split of DoorDash’s common stock and redeemable convertible preferred stock, which became effective on November 9, 2020. The DoorDash IPO was completed in December 2020, in connection with which the number of issued and outstanding shares of Class A common stock increased by 33 million.

(2)

Immediately prior to the completion of the DoorDash IPO, DoorDash filed its amended and restated certificate of incorporation, which authorizes a total of 6.0 billion shares of Class A common stock, 200 million shares of Class B common stock, 2.0 billion shares of Class C common stock, and 600 million shares of preferred stock. Upon the filing of the amended and restated certificate of incorporation, 285 million shares of the Company’s common stock were automatically reclassified into an equivalent number of shares of the Company’s Class A common stock (the “Reclassification”). Immediately after the Reclassification and prior to the completion of the DoorDash IPO, a total of 31 million shares of Class A common stock held by Tony Xu, Andy Fang, Stanley Tang, and their respective affiliated trusts were exchanged for an equivalent number of shares of Class B common stock pursuant to the terms of certain exchange agreements. As a result, following the completion of the DoorDash IPO, DoorDash has three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. For additional information on the exchange agreements, see the section titled “ – Related party transactions of DoorDash – Other transactions” of this Prospectus.

(3)

Redeemable convertible preferred stock was issued in connection with preferred stock financing rounds. Immediately prior to the completion of the DoorDash IPO, all shares of DoorDash’s outstanding redeemable convertible preferred stock automatically converted into 239 million shares of DoorDash’s Class A common stock. For additional information on past preferred stock financing rounds, see the section titled “ – Related party transactions of DoorDash – Equity financings” of this Prospectus.

Common stock

DoorDash has three (3) classes of authorized common stock, Class A common stock, Class B common stock and Class C common stock. The rights of the holders of Class A common stock, Class B common stock and Class C common stock are identical, except with respect to voting and conversion.

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of DoorDash common stock are entitled to receive dividends out of funds legally available if the DoorDash Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the DoorDash Board may determine.

The holders of DoorDash Class A common stock, Class B common stock and Class C common stock are entitled to share equally in any dividends that DoorDash may declare. A dividend or other distribution payable in shares of Class A common stock or Class B common stock or Class C common stock may be declared and paid to the holders of such class without the same dividend or distribution being paid to the holders of the other classes, if, and only if, a dividend payable in shares of Class A common stock or Class B common stock or Class C common stock, as applicable, are declared and paid to the holders of such class at the same rate and with the same record date and payment date. The DoorDash Board resolves on all other matters related to any dividend distributions.

DoorDash has never declared or paid cash dividends on its capital stock. DoorDash currently intends to retain all available funds and future earnings and does not anticipate declaring or paying any cash dividends in the foreseeable future. DoorDash may enter into credit agreements or other borrowing arrangements in the future that will restrict its ability to declare or pay cash dividends or make distributions on its capital stock. Any future determination regarding the declaration and payment of dividends will be at the discretion of the DoorDash Board and will depend on then-existing conditions, including DoorDash’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the DoorDash Board deems relevant.

Voting rights

Holders of DoorDash Class A common stock are entitled to one (1) vote for each share of DoorDash Class A common stock held on all matters submitted to a vote of stockholders, holders of DoorDash Class B common stock are entitled to twenty (20) votes for each share DoorDash Class B common stock held on all matters submitted to a vote of stockholders and holders of DoorDash Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of DoorDash Class A common stock and DoorDash Class B common stock vote together as a single class, unless otherwise required by law. Under the DoorDash Certificate, approval of the holders of at least a majority of the outstanding shares of DoorDash Class B common stock voting as a separate class is required to increase the number of authorized shares of DoorDash Class B common stock. In addition, Delaware law could require either holders of DoorDash Class A common stock, DoorDash Class B common stock or DoorDash Class C common stock to vote separately as a single class in the following circumstances:

•

if DoorDash was to seek to amend the DoorDash Certificate to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if DoorDash was to seek to amend the DoorDash Certificate in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date (as defined below in “– Conversion of Class B common stock”), approval of at least a majority of the outstanding shares of DoorDash Class B common stock voting as a separate class will be required to amend or modify any provision of the DoorDash Certificate inconsistent with, or otherwise alter, any provision of the DoorDash Certificate to modify the voting, conversion, or other rights, powers, preferences, privileges or restrictions of DoorDash Class B common stock.

The DoorDash Certificate provides for a classified board of directors consisting of three (3) classes of approximately equal size, each serving staggered three-year terms. Only the board members in one (1) class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the board members in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of board members. In an election for board members that is not a contested election, as defined in the DoorDash Certificate, board members will be elected by a majority of the voting power cast in the election of board members. Abstentions and broker non-votes will not be considered votes cast. In a contested election, board members will be elected by a plurality of the votes cast.

No preemptive or similar rights

DoorDash common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

If DoorDash becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to DoorDash stockholders would be distributable ratably among the holders of DoorDash common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Equity award exchange agreements

Following the completion of the DoorDash IPO, DoorDash entered into equity award exchange agreements with the DoorDash Co-Founders, pursuant to which each of the DoorDash Co-Founders has a right (but not an obligation) to require DoorDash to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock or the vesting and settlement of DoorDash RSUs related to shares of Class A common stock for an equivalent number of shares of Class B common stock. For further information regarding these equity award exchange agreements, please see the section titled “ – Related party transactions of DoorDash – Other transactions” of this Prospectus.

Conversion of Class B common stock

Each share of DoorDash Class B common stock is convertible at any time at the option of the holder into one (1) share of DoorDash Class A common stock. Shares of DoorDash Class B common stock will automatically convert into shares of DoorDash Class A common stock upon sale or transfer except for certain transfers described in the DoorDash Certificate, including estate planning or other transfers among Tony Xu, DoorDash’s co-founder, Chief Executive Officer and Chair of the DoorDash Board, Andy Fang, DoorDash’s co-founder, Head of Consumer Engineering and a member of the DoorDash Board, and Stanley Tang, DoorDash’s co-founder, Head of DoorDash Labs, and their family members where exclusive voting control with respect to the shares of DoorDash Class B common stock are retained by or granted to Mr. Xu.

Each share of DoorDash Class B common stock will convert automatically into one (1) share of DoorDash Class A common stock upon (i) the date fixed by the DoorDash Board that is no less than sixty-one (61) days and no more than 180 days following the first date following the completion of the DoorDash IPO on which the number of shares of DoorDash capital stock, including Class A common stock, Class B common stock and Class C common stock, and any shares of capital stock underlying equity securities or other convertible instruments, held by Mr. Xu, and his permitted entities and permitted transferees, is less than 35% of the Class B common stock held by Mr. Xu and his permitted entities as of immediately following the completion of the DoorDash IPO, which is sometimes referred to in this Prospectus as the “35% Ownership Threshold”; (ii) twelve (12) months after the death or permanent and total disability of Mr. Xu, during which 12-month period the shares of DoorDash Class B common stock shall be voted as directed by a person designated by Mr. Xu and approved by the DoorDash Board (or if there is no such person, then DoorDash’s secretary then in office); (iii) the date fixed by the DoorDash Board that is no less than sixty-one (61) days and no more than 180 days following the date on which Mr. Xu is terminated for cause (as defined in the DoorDash Certificate); or (iv) the date fixed by the DoorDash Board that is no less than sixty-one (61) days and no more than 180 days following the date upon which (A) Mr. Xu is no longer providing services to DoorDash as a member of the management team, employee, or consultant and (B) Mr. Xu is no longer a member of the DoorDash Board, either as a result of Mr. Xu’s voluntary resignation or as a result of a request or agreement by Mr. Xu at a meeting of DoorDash stockholders for Mr. Xu not to be renominated as a member of the DoorDash Board. The date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of the DoorDash Certificate occurs is referred to as the “Final Conversion Date” in this Prospectus.

Conversion of Class C common stock

After the conversion or exchange of all outstanding shares of DoorDash Class B common stock into shares of DoorDash Class A common stock, all outstanding shares of DoorDash Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Preferred stock

Pursuant to the DoorDash Certificate, the DoorDash Board has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by DoorDash stockholders. The DoorDash Board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by DoorDash stockholders. The DoorDash Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of DoorDash common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the company and might adversely affect the market price of DoorDash common stock and the voting and other rights of the holders of DoorDash common stock. DoorDash has no current plan to issue any shares of preferred stock.

DoorDash Voting Agreement

The DoorDash Co-Founders have entered into the DoorDash Voting Agreement, which covered an aggregate of up to 69% of the voting power of DoorDash outstanding capital stock as of December 31, 2020. DoorDash is not a party to the DoorDash Voting Agreement. Under the DoorDash Voting Agreement, the proxyholder, Mr. Xu, has the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders.

Shares subject to the DoorDash Voting Agreement will no longer be subject to the provisions of the DoorDash Voting Agreement if Mr. Fang or Mr. Tang, as applicable, sells, transfers, assigns, pledges or otherwise disposes of or encumbers the shares subject to the DoorDash Voting Agreement after the completion of the DoorDash IPO, except for permitted transfers under the DoorDash Certificate. The DoorDash Voting Agreement will terminate upon the earliest to occur of (i) DoorDash’s liquidation or dissolution, (ii) the express written consent of the proxyholder, (iii) the date on which the Final Conversion Date shall occur, and (iv) the date on which Mr. Fang or Mr. Tang, and any of his permitted entities and permitted transferees, ceases to own any of the securities subject to the DoorDash Voting Agreement.

Share-based incentives

2014 Equity Incentive Plan

In March 2014, DoorDash adopted the 2014 Stock Option Plan, as amended (the “2014 Plan”), which provided for the granting of stock options to employees, consultants, and advisors of DoorDash. Options granted under the 2014 Plan are either incentive stock options or nonqualified stock options. Options under the 2014 Plan were granted at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the DoorDash Board; provided, however, that the exercise price of an incentive stock option granted to a greater than 10% stockholder could not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted generally vest over four years.

The 2014 Plan allowed for the early exercise of options. Under the terms of the 2014 Plan, option holders, upon early exercise, were required to sign a restricted stock purchase agreement that gave DoorDash the right to repurchase any unvested shares, at the original exercise price, in the event the grantees’ employment terminated for any reason. The repurchase right lapses over time as the shares vest at the same rate as the original option vesting schedule. Stock-based awards forfeited, cancelled, or repurchased generally were returned to the pool of shares of common stock available for issuance.

In connection with the DoorDash IPO, the 2014 Plan was terminated effective immediately prior to the effectiveness of the 2020 Equity Incentive Plan (the “2020 Plan”) and DoorDash ceased granting any additional awards under the 2014 Plan. All outstanding awards under the 2014 Plan at the time of the termination of the 2014 Plan remain subject to the terms of the 2014 Plan, and any shares underlying stock options that expire or terminate or are forfeited or repurchased by DoorDash under the 2014 Plan were automatically transferred to the 2020 Plan.

2020 Equity Incentive Plan

In November 2020, the DoorDash Board adopted, and its stockholders approved, the 2020 Plan, which became effective one business day prior to the effectiveness of the registration statement on Form S-1 related to the DoorDash IPO. The 2020 Plan provides for the granting of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units, and performance shares for DoorDash’s Class A common stock to its employees, board members, and consultants. Stock-based awards under the 2020 Plan that expire or are forfeited, canceled, or repurchased generally are returned to the pool of shares of Class A common stock available for issuance under the 2020 Plan. In addition, the number of shares of DoorDash’s Class A common stock reserved for issuance under the 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 in an amount equal to the least of (i) 32,493,000 shares, (ii) five percent (5%) of the total number of all classes of common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (iii) such other number of shares determined by the DoorDash Board prior to the applicable January 1.

The exercise price of the options granted under the 2020 Plan will at least be equal to the fair market value of DoorDash’s Class A common stock on the date of grant. The options may be granted for a term of up to ten years (or five years if the option is an incentive stock option granted to a greater than 10% stockholder) and at prices no less than 100% of the fair market value of the shares on the date of grant, provided, however, that the exercise price of an incentive stock option granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted under the 2020 Plan generally vest over four years.

Certain features of the DoorDash RSUs

Pursuant to the 2020 Plan, a DoorDash RSU is defined as a bookkeeping entry representing an amount equal to the fair market value (as determined in accordance with the 2020 Plan) of one share of DoorDash Class A common stock (as adjusted to account for certain changes in the capital structure of DoorDash in accordance with the 2020 Plan). The DoorDash RSUs are governed by the terms of the 2020 Plan and any award agreement made thereunder (the “Award Agreement”) between DoorDash and the recipient of the RSU award (the “Recipient”). Under the 2020 Plan, DoorDash RSUs may generally be granted to persons providing services as an employee to, or natural persons engaged by (to provide bona fide services in accordance with the 2020 Plan to), DoorDash (such person, a “Service Provider”).

The DoorDash Board or any of its committees administering the 2020 Plan from time to time (the “Administrator”) will set vesting criteria for the DoorDash RSUs in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Recipient. Pursuant to the 2020 Plan, the vesting criteria may be set based upon the achievement of DoorDash-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion. Upon meeting the applicable vesting criteria, the Recipient will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the applicable Award Agreement. The Administrator, in its sole discretion, may settle earned RSUs only in cash, shares of DoorDash Class A common stock, or a combination of both.

The Administrator may specify in an Award Agreement that the Recipient’s rights, payments, and benefits with respect to an RSU award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an RSU award. An RSU award is subject to DoorDash’s clawback policy as may be established and/or amended from time to time to comply with applicable laws. In the event of cessation of Recipient’s status as a Service Provider for any or no reason before the Recipient vests in the RSUs, the RSUs and Recipient’s right to acquire any shares of DoorDash Class A common stock under the RSUs will terminate immediately, unless specifically provided otherwise in the applicable Award Agreement or other written agreement between Recipient and DoorDash, as applicable. Unless specifically provided otherwise in the Award Agreement or other written agreement between the Recipient and DoorDash, if the Recipient ceases to be a Service Provider for any or no reason, the then-unvested RSUs will thereupon be forfeited at no cost to DoorDash and the Recipient will have no further rights thereunder.

The Recipients have no voting rights with respect to shares of DoorDash Class A common stock represented by the RSUs until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of DoorDash or of a duly authorized transfer agent of DoorDash). However, the Administrator, in its discretion, may provide in the Award Agreement evidencing any RSU award that the Recipient shall be entitled to receive dividend equivalents with respect to the payment of cash dividends on shares of DoorDash Class A common stock having a record date prior to the date on which the RSUs held by such Recipient are settled or forfeited. Such dividend equivalents, if any, shall be paid by crediting the Recipient with additional whole RSUs as of the date of payment of such cash dividends. The number of additional RSUs (rounded to the nearest whole number) to be so credited shall be determined by dividing (i) the amount of cash dividends paid on such date with respect to the number of shares of DoorDash Class A common stock represented by the RSUs previously credited to the Recipient by (ii) the fair market value per such share on such date (as determined in accordance with the 2020 Plan). Such additional RSUs shall be subject to the same terms and conditions, including but not limited to vesting conditions, and shall be settled in the same manner and at the same time as the RSUs originally subject to the RSU award. Settlement of dividend equivalents may be made in cash, Shares, or a combination thereof as determined by the Administrator.

In the event of a dividend or distribution paid in shares of DoorDash Class A common stock or any other adjustment made upon certain changes in the capital structure of DoorDash in accordance with the 2020 Plan appropriate adjustments shall be made in the Recipient’s RSU award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Recipient would be entitled by reason of the shares of DoorDash Class A common stock issuable upon settlement of the award, and all such new, substituted or additional securities or other property shall be immediately subject to the same vesting conditions as are applicable to the award.

In the event of a merger of DoorDash with or into another corporation or other entity, an acquisition of ownership of the stock of DoorDash that, together with the stock held by such person constitutes more than fifty percent (50%) of the total voting power of the stock of DoorDash, or certain other change of control events, in each case as determined and specified in further detail in the 2020 Plan) (a “Change in Control”), each outstanding RSU award will be treated as the Administrator determines without a Recipient’s consent, including, without limitation, that (i) RSU awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a Recipient, that the Recipient’s RSU awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding RSU awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an RSU award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iv) (A) the termination of an RSU award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such RSU award or realization of the Recipient’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such RSU awards or realization of the Recipient’s rights, then such RSU award may be terminated by DoorDash without payment), or (B) the replacement of such RSU award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any such actions, the Administrator will not be obligated to treat all Recipients, all awards, all awards held by a Recipient, all awards of the same type, or all portions of a, similarly in the transaction.

Unless determined otherwise by the Administrator, an RSU or any other award granted under the 2020 Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Recipient, only by the Recipient. If the Administrator makes an award transferable, such award will contain such additional terms and conditions as the Administrator deems appropriate.

The Substitute RSUs and Indemnity Escrow Substitute RSUs granted in connection with the Transaction will vest on the terms set forth in the Share Purchase Agreement and will otherwise be governed by the 2020 Plan and Award Agreements to be made thereunder between DoorDash and each Recipient of the Substitute RSUs and Indemnity Escrow Substitute RSUs. For further information on the Substitute RSUs and Indemnity Escrow Substitute RSUs, see also the section titled “The Transaction – Overview of the Transaction” of this Prospectus.

Stock Award Activities

A summary of activity under the 2014 and 2020 Plan and related information was as follows (in millions USD, except share amounts which are reflected in thousands, and per share data):

	Options outstanding
	Shares subject to options outstanding	Weighted- average exercise price per share	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2020	33,802	$2.42	5.92	$4,744
Granted	—	—
Exercised	(14,642)	$2.18		$2,329
Forfeited	(45)	$4.08
Balance as of December 31, 2021	19,115	$2.60	4.59	$2,797
Exercisable as of December 31, 2021	17,690	$2.23	4.41	$2,595
Vested and expected to vest as of December 31, 2021	19,115	$2.60	4.59	$2,797

The aggregate intrinsic value disclosed in the above table is based on the difference between the exercise price of the stock option and the closing stock price on the NYSE as of the respective period-end dates. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2020, and 2021 was $129 million and $2,329 million, respectively. There were no stock options granted during the year ended December 31, 2020 and 2021.

The summary of RSU activity was as follows (in millions USD, except share amounts which are reflected in thousands, and per share data):

	Number of shares	Weighted- average grant date fair value per share	Aggregate intrinsic value
Unvested units as of December 31, 2020	28,366		$4,049
Granted	8,217	$170.42
Vested	(39)	$102.86
Vested and settled	(7,645)	$53.93
Forfeited	(1,382)	$81.31
Unvested units as of December 31, 2021	27,517		$4,097

The aggregate intrinsic value disclosed in the above table is based on the closing price on the NYSE, as of the respective period-end dates. The weighted-average fair value per share of RSUs granted during the year ended December 31, 2020 and 2021 was $56.27 and $170.42, respectively.

2020 Employee Stock Purchase Plan

In November 2020, the DoorDash Board adopted, and its stockholders approved, the 2020 Employee Stock Purchase Plan (the “ESPP”), which became effective on the business day immediately prior to the effectiveness of the registration statement on Form S-1 related to the DoorDash IPO. A total of 6,498,600 shares of Class A common stock were initially reserved for sale under the ESPP. The number of shares of Class A common stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the fiscal year following the fiscal year in which the first enrollment date (if any) occurs equal to the least of (i) 6,498,600 shares of Class A common stock, (ii) one and one-half percent (1.5%) of the outstanding shares of all classes of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the administrator of the ESPP.

Subject to any limitations contained therein, the ESPP allows eligible employees to contribute (in the form of payroll deductions or otherwise to the extent permitted by the administrator) an amount established by the administrator from time to time in its discretion to purchase Class A common stock at a discounted price per share.

As of September 30, 2021, there had been no offering period or purchase period under the ESPP, and no such period will begin unless and until determined by the administrator.

2020 convertible promissory notes

In February 2020, DoorDash issued convertible notes for an aggregate principal amount of $340 million with an initial maturity date in March 2025 (the “2020 Notes”). DoorDash received net proceeds of $333 million, net of $2 million in debt issuance costs, reflecting an original issue discount on the principal of $5 million. The interest rate is 10.00% per annum, payable quarterly in arrears. In February 2021, DoorDash repaid the outstanding principal and accrued interest of the 2020 Notes in full for $375 million.

Registration rights

Certain holders of DoorDash Class A common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the DoorDash IRA. DoorDash and certain holders of its preferred stock are parties to the DoorDash IRA. The registration rights set forth in the DoorDash IRA will expire (i) five (5) years following the completion of the DoorDash IPO, (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period or (iii) after the consummation of a liquidation event. DoorDash will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand registration rights

Certain holders of shares of DoorDash Class A common stock are entitled to certain demand registration rights. At any time beginning six (6) months after the effective date of the DoorDash IPO, the holders of at least 50% of the shares registrable under the DoorDash IRA can request that DoorDash register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate offering price of which is at least $15,000,000. DoorDash is obligated to effect only two such registrations. If DoorDash determines that it would be seriously detrimental to DoorDash and its stockholders to effect such a demand registration, DoorDash has the right to defer such registration, not more than once in any 12-month period, for a period of up to ninety (90) days. Additionally, DoorDash will not be required to effect a demand registration during the period beginning sixty (60) days prior to its good faith estimate of the date of the filing of, and ending on a date 180 days following the effectiveness of a registration statement relating to the public offering of DoorDash common stock.

Piggyback registration rights

If DoorDash proposes to register the offer and sale of DoorDash Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock certain holders of shares of DoorDash Class A common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever DoorDash proposes to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares or (iv) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 registration rights

Certain holders of shares of DoorDash Class A common stock are entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares may make a written request that DoorDash register the offer and sale of their shares on a registration statement on Form S-3 if DoorDash is eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $5,000,000, net of any underwriters’ discounts or commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, DoorDash will not be required to effect a registration on Form S-3 if it has effected two such registrations within the 12-month period preceding the date of the request. Additionally, if DoorDash determines that it would be seriously detrimental to DoorDash and its stockholders to effect such a registration, DoorDash has the right to defer such registration, not more than once in any 12-month period, for a period of up to ninety (90) days.

Anti-takeover provisions

Certain provisions of Delaware law, the DoorDash Certificate and the DoorDash Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of DoorDash. They are also designed, in part, to encourage persons seeking to acquire control of DoorDash to negotiate first with the DoorDash Board. DoorDash believes that the benefits of increased protection of its potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire DoorDash because negotiation of these proposals could result in an improvement of their terms.

Delaware law

DoorDash is governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by board members who are also members of the management team of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three (3) years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of the company.

Amended and restated certificate of incorporation and amended and restated bylaws provisions

The DoorDash Certificate and the DoorDash Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the DoorDash Board or management team, including the following:

Multi-class stock

As described above in the section titled “ – Common stock – Voting rights”, the DoorDash Certificate provides for a multi-class common stock structure, as a result of which the DoorDash co-founders collectively held 69% of the voting power of DoorDash outstanding capital stock as of December 31, 2020. The DoorDash co-founders have also entered into the DoorDash Voting Agreement, whereby Mr. Xu has the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of DoorDash stockholders, including the election of the DoorDash Board, the adoption of amendments to the DoorDash Certificate and the DoorDash Bylaws, and the approval of any merger, consolidation, sale of all or substantially all of DoorDash’s assets or other major corporate transaction.

Separate Class B vote for certain transactions

Until the Final Conversion Date, DoorDash Class B common stock will have the right to vote as a separate class on amendments to the DoorDash Certificate that affect the rights of DoorDash Class B common stock, as described above in the section titled “ – Common stock – Voting rights”.

Board of directors vacancies

The DoorDash Certificate and the DoorDash Bylaws authorize only the DoorDash Board to fill vacant board memberships, including newly created seats except, until the Voting Threshold Date, if a board member receives less than a majority of the votes cast at any election of board members, such board member must resign within fifteen (15) days or such board member may be removed by the stockholders acting by written consent and without such action being first approved or recommended by the DoorDash Board. In such circumstances, the stockholders may also fill the vacancy resulting from such resignation or removal or the vacancy must remain until the next annual meeting of stockholders. In addition, the number of board members constituting the DoorDash Board is permitted to be set only by a resolution adopted by a majority vote of entire DoorDash Board. These provisions would prevent a stockholder from increasing the size of the DoorDash Board and then gaining control of the DoorDash Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the DoorDash Board and promotes continuity of management.

Stockholder action; special meeting of stockholders

The DoorDash Certificate provides that until the Voting Threshold Date, DoorDash stockholders may only take action by written consent if such action is first recommended or approved by the DoorDash Board, except as set forth above in the section titled “ – Board of directors vacancies”. After the Voting Threshold Date, DoorDash stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or special meetings. As a result, a holder controlling a majority of the voting power of DoorDash capital stock would not be able to amend the DoorDash Bylaws or remove board members without holding a meeting of DoorDash stockholders called in accordance with the DoorDash Bylaws, or until the Voting Threshold Date, unless previously approved by the DoorDash Board, except as set forth above in the section titled “ – Board of directors vacancies”. The DoorDash Bylaws further provide that special meetings of DoorDash stockholders may be called only by a majority of the DoorDash Board, the chairperson of the DoorDash Board, DoorDash’s Chief Executive Officer or President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of DoorDash stockholders to force consideration of a proposal or for stockholders controlling a majority of the voting power of DoorDash capital stock to take any action, including the removal of board members.

Advance notice requirements for stockholder proposals and board member nominations

The DoorDash Bylaws provide advance notice procedures for stockholders seeking to bring business before DoorDash’s annual meeting of stockholders or to nominate candidates for election as board members at DoorDash’s annual meeting of stockholders. The DoorDash Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude DoorDash stockholders from bringing matters before DoorDash’s annual meeting of stockholders or from making nominations for board members at DoorDash’s annual meeting of stockholders if the proper procedures are not followed. DoorDash expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of board members or otherwise attempting to obtain control of the company.

No cumulative voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of board members unless a corporation’s certificate of incorporation provides otherwise. The DoorDash Certificate does not provide for cumulative voting.

Amendment of charter and bylaws provisions

Any amendment to the DoorDash Certificate requires the approval of the holders of at least a majority of the voting power of the outstanding shares of DoorDash Class A common stock and Class B common stock. The DoorDash Bylaws provide that the approval of the holders of at least a majority of the voting power of the outstanding shares of DoorDash Class A common stock and Class B common voting as a single class is required for stockholders to amend or adopt any provision of the DoorDash Bylaws.

Issuance of undesignated preferred stock

The DoorDash Board has the authority, without further action by DoorDash stockholders, to issue up to 600,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the DoorDash Board. The existence of authorized but unissued shares of preferred stock would enable the DoorDash Board to render more difficult or to discourage an attempt to obtain control of DoorDash by means of a merger, tender offer, proxy contest, or other means.

Exclusive forum

The DoorDash Bylaws provide that, unless DoorDash consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on DoorDash’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of DoorDash’s board members, members of the management team, or other employees to DoorDash or its stockholders, (iii) any action asserting a claim against the company or any board member or member of the management team of the company arising pursuant to any provision of the DGCL, (iv) any action to interpret, apply, enforce, or determine the validity of the DoorDash Certificate or the DoorDash Bylaws or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. The DoorDash Bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Nothing in the DoorDash Bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in DoorDash securities shall be deemed to have notice of and consented to these provisions. Although DoorDash believes these provisions benefit DoorDash by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against DoorDash or its board members and members of the management team.

Ownership structure of DoorDash

The following table sets forth certain information with respect to the beneficial ownership of DoorDash common stock as of January 31, 2022 for:

•	each of DoorDash’s board members;

•	each of DoorDash’s named members of the management team;

•	all of DoorDash’s current board members and members of the management team as a group; and

•	each person or group known by DoorDash to be the beneficial owner of more than 5% of DoorDash’s Class A or Class B common stock.

DoorDash has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to its securities. Unless otherwise indicated below, to DoorDash’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all of the shares that they beneficially owned, subject to community property laws where applicable.

DoorDash has based its calculation of the percentage of beneficial ownership on 316,912,868 shares of DoorDash’s Class A common stock, 31,245,841 shares of DoorDash’s Class B common stock, and no shares of DoorDash’s Class C common stock outstanding as of January 31, 2022. DoorDash has deemed shares of its common stock subject to stock options that are currently exercisable or exercisable within sixty (60) days of January 31, 2022 or issuable pursuant to DoorDash RSUs which are subject to vesting and settlement conditions expected to occur within sixty (60) days of January 31, 2022, to be outstanding and to be beneficially owned by the person holding the stock option or DoorDash RSU for the purpose of computing the percentage ownership of that person. DoorDash did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o DoorDash, Inc., 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107. The information provided in the table is based on DoorDash’s records, information filed with the SEC and information provided to DoorDash, except where otherwise noted.

	Amount and nature of beneficial ownership				Percent of total voting power
	Class A shares	%	Class B shares	%
Board members and members of the management team
Tony Xu(1)(2)	—	—%	15,090,915	41.8%	29.1%
Shares subject to voting proxies(2)	—	—%	17,637,682	56.4%	37.5%
Total	—	—%	32,728,597	90.7%	63.0%
Prabir Adarkar(3)	1,073,973	*	—	—%	*
Christopher Payne(4)	2,207,960	*	—	—%	*
Keith Yandell(5)	163,106	*	—	—%	*
Shona Brown(6)	41,735	*	—	—%	*
John Doerr(7)	801,570	*	—	—%	*
Andy Fang(8)(2)	—	—%	12,228,762	36.4%	—%
Alfred Lin(9)	—	—%	—	—%	—%

	Amount and nature of beneficial ownership					Percent of total voting power
	Class A shares		%	Class B shares	%
Stan Meresman(10)	47,475	*		—	—%	*
Greg Peters	—		—%	—	—%	—%
Maria Renz(11)	6,249	*		—	—%	*
Stanley Tang(12)(2)	—		—%	9,871,538	29.2%	—%
All current board members and members of the management team as a group (13 persons)(13)	4,342,068		1.4%	37,191,215	90.8%	65.7%
5% or greater shareholders (other than board members and management team members)
SVF Swift (Cayman) Limited(14)	33,573,485		10.6%	—	—%	3.6%
Entities affiliated with Sequoia Capital(15)	35,547,760		11.2%	—	—%	3.8%
Entities affiliated with GIC Private Limited(16)	24,872,094		7.8%	—	—%	2.6%
Morgan Stanley(17)	19,995,610		6.3%	—	—%	2.1%
Entities affiliated with T. Rowe Price Associates, Inc(18)	21,048,092		6.6%	—	—%	2.2%

*	Represents beneficial ownership or voting power of less than one percent (1%).
(1)

Consists of (i) 1,007,370 shares of Class B common stock held of record by Mr. Xu, (ii) 305,425 shares of Class B common stock held of record by Tony Xu, Trustee of Article 3 Trust Under OBX Family Trust, (iii) 305,425 shares of Class B common stock held of record by Tony Xu, Trustee of Article 3 Trust Under TBX Family Trust, (iv) 28,865 shares of Class B common stock held of record by Tony Xu, Trustee of Article 4 Trust Under Library Trust, (v) 3,333,575 shares of Class B common stock held of record by Tony Xu, Trustee of Article 2 Trust Under TXX Annuity Trust #1, (vi) 3,490,294 shares of Class B common stock held of record by Tony Xu, Trustee of Article 2 Trust Under TXX Annuity Trust #2, (vii) 1,788,466 shares of Class B common stock held of record by Tony Xu, Trustee of Article 2 Trust Under TXX Annuity Trust #3, and (viii) 4,831,495 shares of Class B common stock subject to stock options exercisable within sixty (60) days of January 31, 2022.

(2)

Messrs. Xu, Fang, and Tang have entered into the DoorDash Voting Agreement, pursuant to which Mr. Xu has the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders.

(3)

Consists of (i) 418,369 shares of Class A common stock held of record by Mr. Adarkar, (ii) 520,700 shares of Class A common stock subject to stock options exercisable within sixty (60) days of January 31, 2022, and (iii) 134,904 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(4)

Consists of (i) 89,870 shares of Class A common stock held of record by Mr. Payne, (ii) 2,075,301 shares of Class A common stock subject to stock options exercisable within sixty (60) days of January 31, 2022, and (iii) 42,789 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(5)

Consists of (i) 80,745 shares of Class A common stock held of record by Mr. Yandell, (ii) 50,798 shares of Class A common stock subject to stock options exercisable within sixty (60) days of January 31, 2022, and (iii) 31,563 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(6)

Consists of (i) 34,235 shares of Class A common stock held of record by Ms. Brown and (ii) 7,500 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(7)

Consists of (i) 33,818 shares of Class A common stock held by KPCB DGF II Associates, the managing member of KPCB Holdings, Inc., as nominee for KPCB Digital Growth Fund II, LLC and KPCB Digital Growth Founders Fund II LLC and KPCB Digital Growth Founders Fund II, LLC, collectively referred to as the “KPCB entities”, (ii) 318,012 shares of Class A common stock held of record by Vallejo Ventures Trust for which Mr. Doerr and his spouse serve as trustees, and (iii) 449,740 shares of Class A common stock held of record by various investment entities controlled by Mr. Doerr. The managing members of KPCB DGF II Associates, LLC (Mr. Doerr, Mary Meeker, and Theodore E. Schlein) exercise shared voting and dispositive control over the shares of Class A common stock held by the KPCB entities.

(8)

Consists of (i) 113,383 shares of Class B common stock held of record by Mr. Fang, (ii) 6,275,184 shares of Class B common stock held of record by Andy Fang, Trustee of The AF Living Trust UTA dated 9/4/19, for which Mr. Fang serves as trustee, (iii) 3,456,375 shares of Class B common stock held of record by Andy Fang, Trustee of The 2020

Fang Grantor Retained Annuity Trust UTA dated 6/1/2020, for which Mr. Fang serves as trustee, (iv) 113,383 shares of Class B common stock held of record by Andy Fang, Trustee of The 2019 Fang Grantor Retained Annuity Trust UTA dated 9/4/19, for which Mr. Fang serves as trustee, (v) 2,368,370 shares of Class B common stock subject to stock options exercisable within sixty (60) days of January 31, 2022, and (vi) 15,450 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.
(9)	Excludes shares of Class A common stock held by the entities affiliated with Sequoia Capital identified in footnote 15 below. Mr. Lin is a Partner at Sequoia Capital.
(10)

Consists of (i) 37,345 shares of Class A common stock held of record by Mr. Meresman, (ii) 1,100 shares of Class A common stock held of record by Meresman Family Trust, for which Mr. Meresman serves as trustee, and (iii) 9,030 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(11)

Consists of (i) 5,908 shares of Class A common stock held of record by Ms. Renz and (ii) 341 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(12)

Consists of (i) 72,571 shares of Class B common stock held of record by Mr. Tang, (ii) 4,754,095 shares of Class B common stock held of record by Stanley Tang, Trustee of The 2020 ST Grantor Retained Annuity Trust UTA dated 9/10/2020, for which Mr. Tang serves as trustee, (iii) 2,523,731 shares of Class B common stock held of record by Stanley Tang, Trustee of The ST Trust under agreement dated October 2, 2019, for which Mr. Tang serves as trustee, and (iv) 2,513,055 shares of Class B common stock subject to stock options exercisable within sixty (60) days of January 31, 2022, and (v) 8,086 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(13)

Consists of (i) 1,469,142 shares of Class A common stock and 27,454,759 shares of Class B common stock beneficially owned by DoorDash’s members of the management team and board members, (ii) 2,646,799 shares of Class A common stock and 9,712,920 shares of Class B common stock subject to stock options exercisable within sixty (60) days of January 31, 2022, and (iii) 249,663 shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition would be satisfied within sixty (60) days of January 31, 2022.

(14)

Based solely on a Schedule 13G filed with the SEC on February 14, 2022, consists of 33,573,485 shares of Class A common stock held of record by SVF Swift (Cayman) Limited. SVF Swift (Cayman) Limited is a wholly owned subsidiary of SVF Fast (Cayman) Limited. SBIA UK has been appointed as an alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SoftBank Vision Fund, which wholly owns SVF Fast (Cayman) Limited, in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments. The address for SVF Swift (Cayman) Limited is 27 Hospital Road, Cayman Corporate Centre, Georgetown, Grand Cayman KY1-9008, Cayman Islands.

(15)

Based solely on a Schedule 13G filed with the SEC on February 15, 2022, consists of (i) 13,949,216 shares of Class A common stock held of record by Sequoia Capital USV XIV Holdco, or SC USV XIV Holdco, (ii) 5,013,439 of Class A common stock held of record by Sequoia Capital U.S. Growth Fund VI, or SC US GFVI, (iii) 358,663 shares of Class A common stock held of record by Sequoia Capital U.S. Growth Principals VI Fund, or SC US GFVI PF, (iv) 592,842 shares of Class A common stock held of record by Sequoia Capital Global Growth Fund, or SC GGF, (v) 21,500 shares of Class A common stock held of record by Sequoia Capital Global Growth Principals Fund, or SC GGF PF, (vi) 10,081,634 shares of Class A common stock held of record by Sequoia Capital Global Growth Fund II, or SC GGFII, (vii) 154,273 shares of Class A common stock held of record by Sequoia Capital Global Growth II Principals Fund, or SC GGFII PF, (viii) 244,650 shares of Class A common stock held of record by Sequoia Capital Global Growth Fund III – U.S./India Annex Fund, or SC GGFIII (ix) 5,350 shares of Class A common stock held of record by Sequoia Capital Global Growth Fund III – U.S./India Annex Principals Fund, or SC GGF III PF, (x) 4,701,047 shares of Class A common stock held of record by Sequoia Capital U.S. Growth Fund VII, or SC US GFVII, and (xi) 425,146 shares of Class A common stock held of record by Sequoia Capital U.S. Growth VII Principals Fund, or SC US GFVII PF. Sequoia Capital U.S. Venture Fund XIV, Sequoia Capital U.S. Venture Partners Fund XIV, and Sequoia Capital U.S. Venture Partners Fund XIV (Q), together, own 100% of the outstanding shares of SC USV XIV Holdco. The General Partner of each of Sequoia Capital U.S. Venture Fund XIV, Sequoia Capital U.S. Venture Partners Fund XIV, and Sequoia Capital U.S. Venture Partners Fund XIV (Q) is SC U.S. Venture XIV Management. The General Partner of each of SC US GFVI and SC US GFVI PF is SC U.S. Growth VI Management. The General Partner of each of SC GGF and SC GGF PF is SCGGF Management. The General Partner of each of SC GGFII and SC GGFII PF is SC Global Growth II Management. The General Partner of each of SC GGFIII and SC GGFIII PF is SCGGF III – U.S./India Management. The General Partner of each of SC US GFVII and SC US GFVII PF is SC U.S. Growth VII Management. SC US TTGP is the General Partner of SC U.S. Venture XIV Management, SC U.S. Growth VI Management, SCGGF Management, SC Global Growth II Management, SCGGF III- U.S./India Management and SC U.S. Growth VII Management. The board members and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGFII, SC GGFII PF, SC GGFIII and SC GGF III PF are Messrs. Douglas Leone and Roelof Botha. The board members and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF and Sequoia Capital Global Principals Fund are Messrs. Douglas Leone and James Goetz. The address for each of the Sequoia entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(16)

Based solely on a Schedule 13G filed with the SEC on February 11, 2022, consists of (1) 23,937,525 shares of DoorDash Class A common stock held of record by Greenview Investment Pte Ltd (“Greenview”) and (2) 934,569 shares of DoorDash Class A common stock beneficially owned by GIC Private Limited (“GIC”) and GIC Special Investments Pte. Ltd. (“GIC SI”). Greenview shares the power to vote and the power to dispose of all of the shares of DoorDash Class A common stock held directly by it with GIC SI and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of such shares. The address for Greenview is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(17)

Based solely on a Schedule 13G filed with the SEC on February 9, 2022, consists of 19,955,610 shares of DoorDash Class A common stock held of record by Morgan Stanley. The address for Morgan Stanley is 1585 Broadway New York, NY 10036.

(18)

Based solely on a Schedule 13G filed with the SEC on February 14, 2022, consists of 21,048,092 shares of DoorDash Class A common stock beneficially owned by T. Rowe Price Associates, Inc. (“TRPA”). According to Schedule 13G, TRPA has (a) sole voting power with respect to 9,532,355 shares and (b) sole power to dispose of 21,048,092 shares. TRPA does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which TRPA serves as investment adviser. Any and all discretionary authority which has been delegated to TRPA may be revoked in whole or in part at any time. The address of TRPA is 100 East Pratt Street, Baltimore, MD 21202.

Related party transactions of DoorDash

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, discussed in the section titled “ – Board of directors, management and auditors of DoorDash – Management compensation” of this Prospectus, the following is a description of each transaction and series of similar transactions, since January 1, 2018, to which DoorDash was a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of DoorDash’s board members, nominees for board member, members of the management team or beneficial holders of more than 5% of any class of DoorDash outstanding capital stock at the time of the transaction, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity financings

Series D preferred stock financing

In March 2018, DoorDash issued 6,304,480 shares of Series D redeemable convertible preferred stock upon conversion of convertible notes at a purchase price of $4.78778 per share, for an aggregate purchase price of $30,184,464. From March 2018 through May 2018, DoorDash sold an aggregate of 86,255,750 shares of its Series D redeemable convertible preferred stock at a purchase price of $5.50688 per share, for an aggregate purchase price of $475,000,060. Additionally, in May 2018, DoorDash issued 5,447,730 shares of Series D redeemable convertible preferred stock upon conversion of convertible notes at a purchase price of $5.50688 per share for an aggregate purchase price of $30,000,000. The following table summarizes purchases of DoorDash’s redeemable convertible preferred stock by related persons:

Stockholder	Shares of series D preferred stock	Total purchase price
SVF Fast (Cayman) Limited(1)	50,845,490	$280,000,012
Entities affiliated with Sequoia Capital(2)	21,311,345	$115,092,244
Greenview Investment Pte Ltd.(3)	21,311,345	$115,092,244

(1)

Shares purchased by SB Investment Holdings (UK) Limited, all of which were purchased at a purchase price of $5.50688 per share, which subsequently transferred the shares of Series D redeemable convertible preferred stock to SoftBank Vision Fund (AIV M2) L.P., or SoftBank Vision Fund, which subsequently transferred the shares of Series D redeemable convertible preferred stock to SVF Fast (Cayman) Limited, or SVF, which is wholly-owned by SoftBank Vision Fund.

SVF currently holds more than 5% of DoorDash’s outstanding Class A common stock, of which 5,447,730 shares were issued upon conversion of convertible notes at a purchase price of $5.50688 per share, for an aggregate purchase price of $30,000,000, and 45,397,760 shares were purchased at a purchase price of $5.50688 per share, for an aggregate purchase price of $250,000,012. SB Investment Advisors (UK) Limited, or SBIA UK, has been appointed as alternative investment fund manager, or AIFM, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a former member of the DoorDash Board, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.
(2)

Shares purchased by Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., Sequoia Capital U.S. Growth Fund VII, L.P., and Sequoia Capital U.S. Growth VII Principals Fund, L.P., or collectively, the Sequoia Series D entities, of which 3,152,240 shares were issued upon conversion of convertible notes at a purchase price of $4.78778 per share, for an aggregate purchase price of $15,092,232, and 18,159,105 shares were purchased at a purchase price of $5.50688 per share, for an aggregate purchase price of $100,000,012. Entities affiliated with Sequoia Capital, including the Sequoia Series D entities, currently hold more than 5% of DoorDash’s outstanding Class A common stock. Alfred Lin, a member of the DoorDash Board, is a Partner at Sequoia Capital.

(3)

Shares purchased by Greenview Investment Pte Ltd, an affiliate of GIC, or Greenview, of which 3,152,240 shares were issued upon conversion of convertible notes at a purchase price of $4.78778 per share, for an aggregate purchase price of $15,092,232, and 18,159,105 shares were purchased at a purchase price of $5.50688 per share, for an aggregate purchase price of $100,000,012. Greenview formerly held more than 5% of DoorDash’s outstanding Class A common stock. Jeremy Kranz, a former member of the DoorDash Board, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

Series E preferred stock financing

In August 2018, DoorDash sold an aggregate of 18,055,210 shares of its Series E redeemable convertible preferred stock at a purchase price of $13.84642 per share, for an aggregate purchase price of $250,000,021. The following table summarizes purchases of DoorDash’s Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of series E preferred stock	Total purchase price
Greenview Investment Pte Ltd.(1)	1,444,415	$19,999,977
Entities affiliated with Sequoia Capital(2)	722,205	$9,999,954

(1)

Greenview formerly held more than 5% of DoorDash’s outstanding Class A common stock. Jeremy Kranz, a former member of the DoorDash Board, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

(2)

Shares purchased by Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., Sequoia Capital U.S. Growth Fund VII, L.P., and Sequoia Capital U.S. Growth VII Principals Fund, L.P., or collectively, the Sequoia Series E entities. Entities affiliated with Sequoia Capital, including the Sequoia Series E entities, currently hold more than 5% of DoorDash’s outstanding Class A common stock. Alfred Lin, a member of the DoorDash Board, is a Partner at Sequoia Capital.

Series F preferred stock financing

From February 2019 through May 2019, DoorDash sold an aggregate of 18,185,985 shares of its Series F redeemable convertible preferred stock at a purchase price of $22.4751 per share, for an aggregate purchase price of $408,731,832. The following table summarizes purchases of DoorDash’s Series F redeemable convertible preferred stock by related persons:

Stockholder	Shares of series F preferred stock	Total purchase price
SVF Fast (Cayman) Limited(1)	4,449,370	$100,000,036
Greenview Investment Pte Ltd.(2)	444,935	$9,999,959
Entities affiliated with Sequoia Capital(3)	44,495	$1,000,030

(1)

SVF currently holds more than 5% of DoorDash’s outstanding Class A common stock. SBIA UK has been appointed as AIFM of SoftBank Vision Fund, which wholly-owns SVF, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a former member of the DoorDash Board, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

(2)

Greenview formerly held more than 5% of DoorDash’s outstanding Class A common stock. Jeremy Kranz, a former member of the DoorDash Board, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

(3)

Shares purchased by Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P., or collectively, the Sequoia Series F entities. Entities affiliated with Sequoia Capital, including the Sequoia Series F entities, currently hold more than 5% of DoorDash’s outstanding Class A common stock. Alfred Lin, a member of the DoorDash Board, is a Partner at Sequoia Capital.

Series G preferred stock financing

From May 2019 through November 2019, DoorDash sold an aggregate of 18,529,540 shares of its Series G redeemable convertible preferred stock at a purchase price of $37.93942 per share, for an aggregate purchase price of $703,000,001. The following table summarizes purchases of DoorDash’s Series G redeemable convertible preferred stock by related persons:

Stockholder	Shares of series E preferred stock	Total purchase price
SVF Fast (Cayman) Limited(1)	6,589,450	$249,999,911
Greenview Investment Pte Ltd.(2)	263,580	$10,000,072

(1)

SVF currently holds more than 5% of DoorDash’s outstanding Class A common stock. SBIA UK has been appointed as AIFM of SoftBank Vision Fund, which wholly owns SVF, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a former member of the DoorDash Board, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

(2)

Shares purchased by Greenview. Greenview formerly held more than 5% of DoorDash’s outstanding Class A common stock. Jeremy Kranz, a former member of the DoorDash Board, is Senior Vice President and Co-Head of the Technology Investment Group of GIC.

Series H preferred stock financing

In June 2020, DoorDash sold an aggregate of 8,321,395 shares of its Series H preferred stock at a purchase price of $45.9062 per share, for an aggregate purchase price of $382,003,624. The following table summarizes purchases of DoorDash’s Series H preferred stock by related persons:

Stockholder	Shares of series H preferred stock	Total purchase price
SVF Fast (Cayman) Limited(1)	1,089,175	$49,999,885
Entities affiliated with Sequoia Capital(2)	762,420	$34,999,805
KPCB Holdings, Inc.(3)	164,595	$7,555,931

(1)

Shares purchased by SoftBank Vision Fund (AIV M2) L.P. (“SoftBank Vision Fund”), which were subsequently transferred to SVF Fast (Cayman) Limited (“SVF”), which is wholly-owned by SoftBank Vision Fund. SVF currently holds more than 5% of DoorDash outstanding Class A common stock. SB Investment Advisors (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting, and disposal of SoftBank Vision Fund’s investments. Jeffrey Housenbold, a former member of the DoorDash Board, is a Managing Partner at SB Investment Advisers (US) Inc., an affiliate of SBIA UK.

(2)

Shares purchased by Sequoia Capital Global Growth Fund and Sequoia Capital Global Growth Principals Fund (together, the “Sequoia Series H entities”). Entities affiliated with Sequoia Capital Operations LLC (“Sequoia Capital”), including the Sequoia Series H entities, currently hold more than 5% of DoorDash outstanding Class A common stock. Alfred Lin, a member of the DoorDash Board, is a Partner at Sequoia Capital.

(3)

Shares purchased by KPCB Digital Growth Fund II, LLC and KPCB Digital Growth Founders Fund II, LLC(together, the “KPCB entities”), which are affiliates of Kleiner Perkins Caufield & Byers (“KPCB”). John Doerr, a member of the DoorDash Board, is a General Partner of KPCB and is one of the managing members of KPCB DGF II Associates, LLC, which is the managing member of the KPCB entities.

DoorDash investors’ rights agreement

DoorDash is party to the DoorDash IRA, which provides, among other things, that certain holders of DoorDash capital stock, including entities affiliated with GIC Private Limited, KPCB, Sequoia Capital and SVF have the right to demand that DoorDash file a registration statement or request that their shares of DoorDash capital stock be covered by a registration statement that DoorDash is otherwise filing. John Doerr and Alfred Lin, current members of the DoorDash Board, and Jeremy Kranz and Jeffrey Housenbold, former members of the DoorDash Board, are or have been affiliated with GIC, KPCB, Sequoia Capital and SVF, respectively.

Other transactions

In September 2018, DoorDash facilitated a tender offer whereby an existing stockholder and its affiliated entities commenced a tender offer to purchase shares of DoorDash’s common stock and redeemable convertible preferred stock from certain of DoorDash’s securityholders for $8.40 per share and $9.60 per share, respectively, in cash. Mr. Xu, one of DoorDash’s management team members and a member of the DoorDash Board, Messrs. Payne and Yandell, two of DoorDash’s management team members, and Messrs. Fang and Tang, members of the DoorDash Board, sold shares of DoorDash’s common stock in the tender offer. An aggregate of 7,311,620 shares of DoorDash’s common stock and redeemable convertible preferred stock were tendered pursuant to the tender offer for an aggregate purchase price of $62 million.

To facilitate the exchange of shares of DoorDash Class A common stock beneficially owned by the DoorDash Co-Founders and certain related entities for an equivalent number of shares of DoorDash Class B common stock in connection with the DoorDash IPO, DoorDash entered into exchange agreements with the DoorDash Co-Founders and certain related entities. Pursuant to such exchange agreements, 31,313,450 shares of DoorDash Class A common stock beneficially owned by the DoorDash Co-Founders and certain related entities were automatically exchanged for an equivalent number of shares of DoorDash Class B common stock immediately prior to the completion of the DoorDash IPO. In addition, following the completion of the DoorDash IPO, DoorDash entered into equity award exchange agreements with the DoorDash Co-Founders, pursuant to which each of the DoorDash Co-Founders has a right (but not an obligation) to require DoorDash to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock or the vesting and settlement of DoorDash RSUs related to shares of Class A common stock for an equivalent number of shares of Class B common stock. The equity award exchange agreements apply only to equity awards granted to the DoorDash Co-Founders prior to the closing of the DoorDash IPO. As of December 31, 2020, there were (i) 11,927,795 shares of DoorDash Class A common stock subject to options held by the DoorDash Co-Founders that may be exchanged, upon exercise, for an equivalent number of shares of DoorDash Class B common stock and (ii) 312,030 shares of DoorDash Class A common stock subject to DoorDash RSUs held by the DoorDash Co-Founders that may be exchanged, upon vesting and settlement, for an equivalent number of shares of DoorDash Class B common stock.

Policies and procedures for related person transactions

DoorDash’s audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between DoorDash and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. DoorDash’s policy regarding transactions between DoorDash and related persons provides that a related person is defined as a board member, member of the management team, nominee for board member, or greater than 5% beneficial owner of DoorDash common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. DoorDash’s audit committee charter provides that DoorDash’s audit committee shall review and approve or disapprove any related party transactions.

Under this policy, all related person transactions may be consummated or continued only if approved or ratified by DoorDash’s audit committee. In determining whether to approve or ratify any such proposal, DoorDash’s audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related person’s interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by DoorDash’s standard compensation and benefits policies, (ii) board member compensation arrangements governed by DoorDash’s standard board member compensation policies, (iii) transactions with another company at which a related person’s only relationship is as an employee, other than a member of the management team or board member, or beneficial owner of less than 10% equity interest of that company, if the aggregate amount involved does not exceed the greater of $200,000 or 2% of the recipient’s consolidated gross revenues, (iv) charitable contributions, grants or endowments by DoorDash to a charitable organization, foundation or university where the related person’s only relationship is as an employee, other than a member of the management team or board member, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization’s total annual receipts, (v) any transaction available to all U.S. employees generally and (vi) transactions where a related person’s interest arises solely from the ownership of DoorDash common stock and all holders of DoorDash common stock received the same benefit on a pro rata basis.

INFORMATION ABOUT WOLT

Overview

Wolt is a technology company headquartered in Helsinki, Finland known for its delivery logistics platform for restaurant food, groceries and other merchandise. On Wolt’s apps or website, customers can order food, groceries and other items from the platform’s restaurant and merchant partners, and either have their order delivered to them by couriers or pick it up themselves. Wolt has also expanded to many countries and cities with Wolt Market, its very own dark store grocery chain business that works on a delivery or pick-up only basis, meaning that customers cannot shop at the premises themselves. In addition, Wolt focuses on various initiatives to enable the use of its platform, such as Wolt at Work corporate services and facilitating delivery logistics as a service offering, to name a few.

In addition to merchants and couriers who are an integral part of Wolt platform, Wolt works together with various other third-party service providers, who provide Wolt with services such as telecommunications, internet and cloud services. Further, to be able to offer the payments functionalities on Wolt platform, Wolt purchases services from various banks and payment service providers.

Wolt operates in twenty-three (23) countries and in more than 250 cities, serving millions of customers together with its couriers. Wolt employs over 5,000 people, not including couriers. Wolt currently operates in Azerbaijan, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, Georgia, Germany, Greece, Hungary, Israel, Japan, Kazakhstan, Latvia, Lithuania, Malta, Norway, Poland, Serbia, Slovakia, Slovenia and Sweden.

Wolt’s mission is to make cities better by building new infrastructure that connects customers that want to have things delivered to them quickly, reliably and affordably with merchants who want to sell food and other products and couriers who want to earn by delivering those products.

The Wolt Shares

None of Wolt’s shares are listed or traded publicly. Wolt is a privately held company, and there is no established public trading market for its securities. As of February 4, 2022, there are 562,132,776 registered shares in Wolt, held by a total of approximately 300 individual shareholders.

As of February 4, 2022, the total number of shares in Wolt is divided into 107,523,456 Wolt common shares and 454,609,320 Wolt Preferred Shares (as defined below). The total number of Wolt Preferred Shares consists of 53,125,000 class B preferred shares, 65,843,800 class C preferred shares, 129,739,016 class D preferred shares, 80,000,000 class E preferred shares, 59,686,344 class F preferred shares and 66,215,160 class G preferred shares. As of February 4, Wolt’s Articles of Association also include provisions concerning class H preferred shares (collectively with the Wolt class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares, the “Wolt Preferred Shares”). However, no class H preferred shares have been issued as at the date of this Prospectus. As of February 4, 2022, Wolt does not hold any treasury shares.

As of January 31, 2022, Wolt has a total of 51,896,331 units of option rights outstanding, each unit entitling the holder to receive one (1) Wolt common share, subject to the vesting of the option rights in accordance with their terms. Outstanding option rights are held by 1,548 individuals, of which 271 are current Wolt shareholders. Option rights are issued to Wolt’s new and current employees on an ongoing basis, hence, the number of outstanding option rights and the number of holders of such option rights changes over time. As part of Wolt’s recruitment process and annual compensation review for its current employees, Wolt regularly commits to issuing option rights to such future and current employees. Option rights are customarily allocated to employees on a quarterly basis, after which such option rights become outstanding. Hence, the number of outstanding units may change over time.

For information on the rights Wolt shareholders under Finnish law and Wolt’s constituent documents, as compared to the rights of DoorDash stockholders under the DGCL and the DoorDash constituent documents, see the section titled “Comparison of rights of DoorDash stockholders and Wolt shareholders” of this Prospectus.

Ownership structure of Wolt

The following table and the related notes set forth, to the best of Wolt’s knowledge, information on the beneficial ownership of the Wolt Shares as of the close of business on January 31, 2022 by:

•	each of Wolt’s current members of the Wolt Board;

•	each of Wolt’s named management team members;

•	all of Wolt’s current members of Wolt Board and management team members as a group; and

•	each shareholder, or group of affiliated shareholders, known by Wolt to beneficially own more than five (5) percent of any class of its common shares on an as converted to common shares basis.

The percentage of ownership is based on 562,132,776 Wolt common shares outstanding on January 31, 2022, assuming the conversion of all Wolt Preferred Shares into Wolt common shares, as if such conversion had occurred on January 31, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Wolt common shares subject to Vested Wolt Options that are currently exercisable or exercisable within sixty (60) days of January 31, 2022 are deemed to be outstanding and to be beneficially owned by the person holding the Vested Wolt Options for the purpose of computing the percentage ownership of that person. These shares are not deemed to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, Wolt believes that the shareholders named in this table have sole voting and investment power with respect to all Wolt common shares shown to be beneficially owned by them, based on information provided to Wolt by such shareholders. Unless otherwise indicated, the address for each shareholder listed is: c/o Wolt Enterprises Oy, Arkadiankatu 6, 00100 Helsinki, Finland.

	Amount and nature of beneficial ownership
	Number of shares beneficially owned		Approximate percentage of shares beneficially owned
Members of the board of directors and the management team:
Mikko Kuusi(1)	25,488,187		4.5%
Kris Beyens(2)	—		—%
Riku Mäkelä(3)	4,125,000		*
Juhani Mykkänen(4)	3,828,267	*
Vincent Ho-Tin-Noé(5)	2,156,667	*
Heikki Petteri Koponen(6)	18,382,369		3.3%
Gregory S. Stanger(7)	—		—%
Dag Erik Johan Svanström(8)	—		—%
Ilkka Paananen(9)	8,300,336		1.5%
Laurel Bowden(10)	98,664,376		17.6%
All members of the board of directors and of the management team as a group (10 persons)(11)	160,945,202		28.6%
5% of greater shareholders (other than members of the board of directors and the management team):
Entities affiliated with EQT(12)	99,613,802		17.7%
Entities affiliated with 83North(13)	98,664,376		17.6%
ICONIQ STRATEGIC PARTNERS(14)	89,293,802		15.9%
Inventure Fund II Ky(15)	38,041,734		6.8%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding Wolt Shares.
(1)

Consists of 23,961,000 Wolt common shares and 1,527,187 shares issuable upon the exercise of Vested Wolt Options within sixty (60) days of January 31, 2022. Mr. Kuusi is the Co-founder, the Wolt CEO and a member of the Wolt Board.

(2)	Mr. Beyens is the Chief Financial Officer of Wolt.
(3)

Consists of 1,860,000 Wolt common shares and 2,265,000 shares issuable upon the exercise of Vested Wolt Options within sixty (60) days of January 31, 2022. Mr. Mäkelä is Wolt’s Chief’s Operating Officer.

(4)

Consists of 3,536,600 Wolt common shares and 291,667 shares issuable upon the exercise of Vested Wolt Options within sixty (60) days of January 31, 2022. Mr. Mykkänen is the Co-founder and Head of Special Projects of Wolt.

(5)	Consists of 2,156,667 shares issuable upon the exercise of Vested Wolt Options within sixty (60) days of January 31, 2022. Mr. Ho-Tin-Noé is Wolt’s Head of Product.
(6)

Consists of 7,756,900 class B preferred shares, 6,584,400 class C preferred shares, 1,144,007 class D preferred shares and 2,897,062 class E preferred shares held by Lifeline Ventures III AB, Lifeline Ventures Fund II Ky and Lifeline Ventures Fund III Ky. Mr. Koponen may be deemed to have voting and dispositive power over the shares held by Lifeline Ventures III AB, Lifeline Ventures Fund II Ky and Lifeline Ventures Fund III Ky. Mr. Koponen is the Chair of the Wolt Board.

(7)	Mr. Stanger is a member of the Wolt Board.
(8)	Mr. Svanström is a member of the Wolt Board.
(9)

Consists of 4,593,800 class B preferred shares, 987,700 class C preferred shares, 2,018,836 class D preferred shares and 700,000 class E preferred shares held by Illusian Oy. Mr. Paananen may be deemed to have voting and dispositive power over the shares held by Illusian Oy. Mr. Paananen is a member of the Wolt Board.

(10)

Consists of the shares held by 83North III, 83North IV, 83North FXV and 83North FXV III (the “83 North Entities”). Ms. Bowden may be deemed to have voting and dispositive power over the shares held by the 83North Entities. Ms. Bowden is a member of the Wolt Board and related to Wolt’s shareholders 83North funds whose holding of Wolt Preferred Shares is set out in the table.

(11)

Consists of (i) 26,421,467 Wolt common shares and (ii) 5,690,834 shares issuable upon the exercise of Vested Wolt Options within sixty (60) days of January 31, 2022 beneficially owned by Wolt’s board members and management team members.

(12)

Consists of (i) 123,293 Wolt common shares, 13,802 class B preferred shares, 46,113,467 class C preferred shares 25,347,609 class D preferred shares, 13,573,260 class E preferred shares, 2,783,620 class F preferred shares and 773,162 class G preferred shares held by EQT Ventures Investments S.à r.l. and (ii) 1,642,164 Wolt common shares, 183,824 class B preferred shares, 304,570 class C preferred shares, 100,014 class F preferred shares and 8,655,017 class G preferred shares held by EQT Growth Wolt S.à r.l. EQT Fund Management S.à.r.l. (“EFMS”) has exclusive responsibility for the management and control of the business and affairs of EQT Ventures Investments S.à r.l. and EQT Growth Wolt S.à r.l (together, the “EQT Funds”). As such, EFMS has the power to control the EQT Funds’ voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the EQT Funds. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol. The registered address of the EQT Funds and EFMS is 26A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.

(13)

Consists of (i) 36,375,425 class D preferred shares and 1,000,000 class E preferred shares held by 83North III LP (“83North III”), (ii) 36,375,425 shares of class D preferred shares and 1,000,000 class E preferred shares held by 83North IV LP (“83North IV”), (iii) 11,822,662 class E preferred shares and 8,328,333 class F preferred shares held by 83North FXV LP (“83North FXV”) and (iv) 3,762,531 class G preferred shares held by 83North FXV III LP (“83North FXV III”). Each of 83North III GP, L.P. (“83North III GP”), the general partner of 83North III, and 83North III Manager, Ltd. (“83North III Manager”), the general partner of the 83North III GP, has voting and dispositive power over the shares held by 83North III. Each of 83North IV GP, L.P. (“83North IV GP”), the general partner of 83North IV, and 83North Manager IV, Ltd. (“83North IV Manager”), the general partner of the 83North IV GP, has voting and dispositive power over the shares held by 83North IV. Each of 83North 2019 GP, L.P. (“83North 2019 GP”), the general partner of 83North FXV, and 83North 2019 Manager, Ltd. (“83North 2019 Manager”), the general partner of the 83North 2019 GP, has voting and dispositive power over the shares held by 83North FXV. Each of 83North FXV III GP, L.P. (“83North FXV III GP”), the general partner of 83North FXV III, and 83North FXV Manager, Ltd. (“83North FXV Manager”), the general partner of the 83North FXV III GP, has voting and dispositive power over the shares held by 83North FXV III. Investment and voting decisions on behalf of 83North III, 83North IV, 83North FXV and 83North FXV III are made collectively by Laurel Bowden, Arnon Di Nur, Gil Goren and Yoram Snir, the sole shareholders of each of 83North III Manager, 83North IV Manager, 83North 2019 Manager and 83North FXV Manager. Laurel Bowden is also a member of the Wolt Board. The business address for each of these entities is 83 North 2017, Ltd, POB 122981, Herzeliya, Israel, 46733.

(14)

Consists of (i) 7,560,814 Wolt common shares, 1,776,184 class B preferred shares, 22,014 class C preferred shares, 15,243,397 class E preferred shares 3,016,462 class F preferred shares and 721,494 class G preferred shares held by ICONIQ STRATEGIC PARTNERS IV, LP (“ICONIQ IV”), (ii) 12,527,421 Wolt common shares, 2,942,940 class B preferred shares, 36,474 class C preferred shares, 25,256,603 class E preferred shares, 4,997,945 class F preferred shares and 1,195,435 class G preferred shares held by ICONIQ STRATEGIC PARTNERS IV-B, LP (“ICONIQ IV-B”), (iii) 850,782 Wolt common shares, 94,642 class B preferred shares, 156,807 class C preferred shares, 51,492 class F preferred shares and 4,355,696 class G preferred shares held by ICONIQ STRATEGIC PARTNERS V, LP (“ICONIQ V”) and (iv) 1,310,621 Wolt common shares, 145,795 class B preferred shares, 241,560 class C preferred shares, 79,322 class F preferred shares and 6,709,902 class G preferred shares held by ICONIQ STRATEGIC PARTNERS V-B, LP (“ICONIQ V-B” and together with ICONIQ IV, ICONIQ IV-B and ICONIQ V, the “ICONIQ Entities”). ICONIQ Strategic Partners IV GP, L.P. (“ICONIQ GP IV”), is the general partner of ICONIQ IV and ICONIQ IV-B. ICONIQ Strategic Partners IV TT GP, Ltd., (“ICONIQ Parent GP IV”), is the general partner of ICONIQ GP IV. ICONIQ Strategic Partners V GP, L.P. (“ICONIQ GP V”), is the general partner of ICONIQ V and ICONIQ V-B. ICONIQ Strategic Partners V TT GP, Ltd., (“ICONIQ Parent GP V”), is the general partner of ICONIQ GP V. Divesh Makan, William Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Parent GP IV and ICONIQ Parent GP V and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities. The business address for each of the ICONIQ Entities is 394 Pacific Avenue, Second Floor, San Francisco, California 94111, USA.

(15) Consists of 20,017,263 class B preferred shares, 6,584,400 class C preferred shares and 11,440,071 class D preferred shares. The general partner of Inventure Fund II Ky is Inventure II Oy. Inventure II Oy is 100% owned by Onventure Oy. Sami Lampinen and Timo Tirkkonen, as the ultimate beneficial owners of Onventure Oy, may each be deemed to have voting and dispositive power over the shares held by Inventure Fund II Ky. The business address for Inventure Fund II KY, Inventure II Oy, Onventure Oy and Messrs. Lampinen and Tirkkonen is Lapinlahdenkatu 16, 00180 Helsinki, Finland.

Interests of the board and management team members of Wolt in the Transaction

Certain of Wolt’s board members and management team members may have interests in the Transaction that may be different from, or in addition to, the interests of Wolt securityholders generally. These interests may include, among other things, the interests listed below:

•

the fact that prior to the Closing, the DoorDash Board or its compensation committee, as applicable, will approve Retention Awards. As of the date of the Share Purchase Agreement, an aggregate of €306,900,000 have been allocated in the form of DoorDash RSUs to Mr. Kuusi and certain officers, board members and other key employees of Wolt that are expected to be Continuing Employees. Subject to the approval of DoorDash, all other Retention Awards shall be allocated to the Continuing Employees at the discretion of Mr. Kuusi, Wolt’s CEO, pursuant to the process described in the Share Purchase Agreement. The Retention Awards will be subject to vesting based only on continued service with DoorDash or its affiliates, with one-quarter of such Retention Award scheduled to vest on the first anniversary of the vesting start date and the remaining three-quarters of such Retention Award to vest on a quarterly basis in equal installments over three (3) years thereafter. In addition, Mr. Kuusi and Mr. Mäkelä are entitled to certain accelerated vesting on their Retention Awards if their employment is terminated following the Closing under certain circumstances. The Retention RSU Awards will be subject to the terms and conditions of DoorDash’s equity plan in effect immediately following the Closing and the standard form of restricted stock unit award agreement thereunder and other terms and conditions set forth in the Share Purchase Agreement;

•

the fact that Mr. Kuusi, who will be responsible for running DoorDash International, may serve as an officer of the combined company following the Transaction. As such, in the future, he may receive cash compensation, benefits, stock options or stock awards authorized by the DoorDash Board;

•

the fact that the terms and conditions applicable to the unvested Wolt Shares and options held by Messrs. Kuusi, Mäkelä and Mykkänen contain provisions for the acceleration of the vesting of such shares and options that will be triggered by the Transaction;

•

the fact that Mr. Kuusi, Mr. Mäkelä and certain other officers of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement under which their Restricted Consideration will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to the key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. A portion of the Restricted Consideration will be subject to vesting acceleration if there is a Wolt change in control or DoorDash change in control or the employee is involuntarily terminated, and subject to individual (or his or her estate, as applicable) timely signing and not revoking a release of claims; and

•

the fact that the Wolt Board may, under the terms applicable to options, subject to DoorDash’s prior written consent under the interim operating covenants of the Share Purchase Agreement, at its discretion decide to accelerate the vesting of certain of the Unvested Wolt Options held by its board members and management team members prior to the consummation of the Transaction.

The Wolt Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation and approval of the Transaction. In considering and resolving on matters related to the Transaction, the board members and management team members of Wolt have concluded that, as a matter of Finnish law, there does not exist any conflict of interest which would prevent them from considering matters relating to the Transaction or resolving upon them.

COMPARISON OF RIGHTS OF DOORDASH STOCKHOLDERS AND WOLT SHAREHOLDERS

DoorDash is organized under the laws of the State of Delaware. Wolt is organized under Finnish law. Accordingly, differences in rights of holders of DoorDash Class A common stock and Wolt Shares arise from differences between Delaware and Finnish law and their respective constituent documents. This section summarizes the respective rights of DoorDash stockholders and Wolt shareholders. In addition to the rights summarized in this section, the Wolt shareholders that are party to the Wolt Shareholders Agreements may have additional contractual rights and obligations pursuant to the Wolt Shareholders Agreements.

The rights of Wolt shareholders with respect to the Wolt Shares are governed by Finnish law, as well as Wolt’s constituent documents. The Sellers will own shares of DoorDash Class A common stock after the Closing and the rights of the Sellers with respect to the DoorDash Class A common stock will be governed by the DGCL and the DoorDash constituent documents.

The following summary is not a complete statement of the rights of the stockholders of either of the two companies or a complete description of the specific provisions referenced below. This summary is qualified in its entirety by reference to the DGCL, the Finnish Companies Act and DoorDash’s and Wolt’s constituent documents. For additional information, please see the section titled “Documents on display” of this Prospectus.

DoorDash	Wolt

Organizational documents

The rights of DoorDash stockholders are currently governed by the DoorDash Certificate, the DoorDash Bylaws and the DGCL.	The rights of Wolt shareholders are currently governed by the Wolt Articles of Association and the Finnish Companies Act.

Authorized capital stock

DoorDash is authorized to issue four (4) classes of capital stock which are designated, respectively, “Class A Common Stock”, “Class B Common Stock”, “Class C Common Stock”, and “Preferred Stock”. The total number of shares of Class A Common Stock authorized to be issued is 6,000,000,000 shares. The total number of shares of Class B Common Stock authorized to be issued is 200,000,000 shares. The total number of shares of Class C Common Stock authorized to be issued is 2,000,000,000 shares. The number of authorized shares of Class A Common Stock or Class C Common Stock may be increased or decreased (but not below the number of shares of the applicable class of common stock then outstanding plus any shares reserved for conversion of the Class B Common Stock and Class C Common Stock into Class A Common Stock) by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock and the Class B Common Stock, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL; provided that the number of authorized shares of Class B Common Stock shall not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class.

Shares in Wolt are divided into class A common shares, class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares. In addition, the Wolt Board is authorized to issue class H preferred shares, but no class H preferred shares have been issued as at the date of this Prospectus.

The current share capital of Wolt is €2,500 and the total number of registered shares in Wolt is currently 562,132,776 shares, divided into 107,523,456 Wolt common shares and 454,609,320 Wolt Preferred Shares in the aggregate.

Under the Finnish Companies Act, shares are not required to have a nominal value, unless a nominal value has been defined in a company’s articles of association. Consequently, the amount of shares can be increased or decreased without corresponding increases or decreases to the amount of share capital.

The Wolt Articles of Association do not contain any provisions on a nominal value for the shares, a minimum or maximum number of Wolt Shares or a minimum or maximum amount of share capital.

DoorDash	Wolt

According to the Finnish Companies Act, the general meeting of shareholders shall resolve on share issues by a simple majority of votes, provided that if shares are to be issued otherwise than in proportion to the shares held by Wolt shareholders (directed share issuance), the resolution requires a majority of two-thirds of votes cast and shares represented at the relevant general meeting of shareholders.

The general meeting of shareholders may also authorize the Wolt Board to decide on a share issuance, as well as the issuance of option rights or other special rights entitling their recipients to shares, in full or in some part. Such authorizations must be registered in the Finnish Trade Register maintained by the Finnish Patent and Registration Office (the “Finnish Trade Register”).

As evidenced by the Finnish Trade Register, Wolt shareholders, through unanimous resolutions as well as resolutions passed at annual and extraordinary general meetings of Wolt, have during 2020 – 2021 authorized the Wolt Board to issue up to a total amount of 48,687,069 option rights, entitling their holders to up to 48,687,069 Wolt common shares. In addition, during 2021, shareholders have also authorized the Wolt Board to issue up to a total of 56,388,730 Wolt common shares, class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares (which can be new shares or treasury shares held by Wolt). The extraordinary general meeting of shareholders held on November 5, 2021 also authorized the Wolt Board to resolve on the issuance of up to 85,000,000 new class H preferred shares. As at the date of this Prospectus, no class H preferred shares have been issued based on this authorization.

Based on the above-mentioned authorizations, the Wolt Board has in September 2021 resolved on the issuance of 40,286 new Wolt common shares in a directed share issue, which have been registered with the Finnish Trade Register on February 4, 2022.

As part of Wolt’s recruitment process and annual compensation review for its current employees, Wolt regularly commits to issuing option rights to such future and current employees. Option rights are customarily allocated to employees on a quarterly basis. The option rights become outstanding once allocated to and subscribed by the option grant recipients.

According to the Finnish Companies Act, each Wolt shareholder shall have the right to exercise shareholder rights in Wolt once such holder has been entered into the shareholders’ register of Wolt maintained by the Wolt Board, or once such holder has notified Wolt of their acquisition of Wolt capital stock and produced reliable evidence of the same. Newly issued shares are entitled to shareholder rights as of their registration with the Finnish Trade Register.

DoorDash	Wolt
Preferred stock

The total number of shares of DoorDash Preferred Stock authorized to be issued is 600,000,000 shares. Pursuant to the DoorDash Certificate, the DoorDash Board has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by DoorDash stockholders. DoorDash can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by DoorDash stockholders.

The total number of outstanding shares of Wolt preferred shares is 454,609,320 shares, consisting of 53,125,000 class B preferred shares, 65,843,800 class C preferred shares, 129,739,016 class D preferred shares, 80,000,000 class E preferred shares, 59,686,344 class F preferred shares and 66,215,160 class G preferred shares. Wolt does not hold any shares in treasury.

In addition, the extraordinary general meeting of shareholders held on November 5, 2021 resolved to amend the Wolt Articles of Association to create a new share class of class H shares. As at the date of this Prospectus, no class H preferred shares have been issued.

Voting rights

Except as otherwise provided in the DoorDash Certificate or required by law, the holders of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall vote together and not as separate series or classes. Holders of DoorDash Class A Common Stock are entitled to one (1) vote for each share held on all matters submitted to a vote of stockholders, holders of DoorDash Class B Common Stock are entitled to twenty (20) votes for each share held on all matters submitted to a vote of stockholders and holders of DoorDash Class C Common Stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law.	According to the Wolt Articles of Association, each share carries one (1) vote, regardless of share class.

Number and qualification of board members

Subject to the rights of the DoorDash Preferred Stock, the number of directors that constitutes the DoorDash Board is fixed from time to time by resolution of the DoorDash Board. The DoorDash Board currently consists of nine (9) members. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. Directors of DoorDash need not be stockholders of DoorDash.

According to the Wolt Articles of Association, Wolt shall have a board of directors consisting of six (6) ordinary members.

According to the Finnish Companies Act, legal persons, minors, persons under guardianship, persons with restricted legal competence or persons placed in bankruptcy cannot act as members of the board of directors. Further, a person may be prohibited from acting as a member of the board of directors if he or she is subject to a business prohibition under the Finnish Act on Business Prohibitions (1059/1985, as amended).

According to the Finnish Companies Act, at least one of the members of the Wolt Board must reside within the European Economic Area, unless the Finnish Patent and Registration Office grants an exemption to a company regarding this requirement.

DoorDash	Wolt
Structure of board of directors; term of board members; election of board members

The DoorDash Certificate provides that, subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors shall be divided into three (3) classes as nearly equal in size as is practicable, that are designated Class I, Class II, and Class III. The directors in each class shall be elected for a three-year term and until the third annual meeting of stockholders next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.

In accordance with the Finnish Companies Act, the members of the Wolt Board are elected by the general meeting of shareholders by a simple majority of votes. The term of office of a new board member commences at the close of the general meeting of shareholders resolving on the election. According to the Finnish Companies Act and the Wolt Articles of Association, the term of the members of the Wolt Board shall continue until further notice, meaning that the term of office of a board member expires upon resignation or at the close of the general meeting of shareholders resolving on the replacement or removal of the board member in question, unless a later specified date is defined.

As of the date hereof, the Wolt Board consists of six (6) ordinary members.

Removal of board members

Any board member may be removed from office by the stockholders, as provided in Section 141(k) of the DGCL. For purposes of determining whether a board member is subject to removal for cause, cause shall be deemed to include any board member’s intentional failure to deliver a resignation in compliance with the majority vote and resignation requirements set forth in the DoorDash Bylaws and described below.

Until the Voting Threshold Date, if a director receives less than a majority of the votes cast at any election of directors, such director must resign within fifteen (15) days or such director may be removed by the stockholders acting by written consent and without such action being first approved or recommended by the DoorDash Board. DoorDash refers to this policy as the “Majority Vote Policy”.

No reduction in the authorized number of board members shall have the effect of removing any board member prior to the expiration of such board member’s term of office.

Pursuant to the Finnish Companies Act, any member of the Wolt Board may be removed by a general meeting of shareholders with a simple majority of the votes cast. Removal of a board member does not require a specific reason or cause. The term of office of a removed member of the Wolt Board ends at the close of the general meeting of shareholders resolving on the removal, unless specified otherwise in connection with the removal.

DoorDash	Wolt

Vacancies on the board of directors

The DoorDash Bylaws provide that any board member may resign at any time upon written notice to DoorDash. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. When one or more board members resigns from the DoorDash Board, effective at a future date, a majority of the board members then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations will become effective. Until the Voting Threshold Date, in the event that a director resigns or is removed by DoorDash stockholders in connection with the Majority Vote Policy, the DoorDash stockholders may also fill the vacancy resulting from such resignation or removal or the vacancy must remain until the next annual meeting of stockholders.

Subject to the rights of any holders of DoorDash Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and not by stockholders.

A person elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

Pursuant to the Finnish Companies Act, any member of the Wolt Board may resign before the end of their term of office. The resignation becomes effective at the earliest once it has been notified to the Wolt Board, unless the resignation specifies a later effective date or an effective date determined upon the occurrence of a specified event or events.

If there is a mid-term vacancy on the Wolt Board, or if a member of the Wolt Board loses his or her eligibility to serve on the board of directors and there are no deputy members of the Wolt Board, the other members must ensure that a successor member is appointed for the remainder of the term. This requires assessing potential candidates and convening a general meeting of shareholders to elect one or more new members to the Wolt Board to fill the vacancy. If, however, the Wolt Board constitutes a quorum despite the vacancy, the election may be postponed until the next general meeting of shareholders.

Shareholder action by written consent

Under the DGCL, unless otherwise provided by the DoorDash Certificate, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is to be signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted.

The DoorDash Certificate provides that until the Voting Threshold Date, DoorDash stockholders may only take action by written consent if such action is first recommended or approved by the DoorDash Board, except as set forth above in the sections titled “ – Removal of Directors” and “ – Vacancies on the Board of Directors” above. After the Voting Threshold Date, DoorDash stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or

According to the Finnish Companies Act, Wolt shareholders shall exercise their decision-making powers at general meetings of shareholders. Wolt shareholders may also unanimously resolve on a matter falling within the competence of the general meeting of shareholders without holding a meeting. The resolution shall be made in writing, dated, numbered and signed. In other respects, the provisions of the Finnish Companies Act applicable to the minutes of the general meeting of shareholders apply to such written resolution. In individual cases, Wolt shareholders may also unanimously resolve on matters falling within the general competence of the Wolt Board or the Wolt CEO.

However, such written resolution shall be void if the resolution could not by law have been made with the consent of all Wolt shareholders.

DoorDash	Wolt

special meetings. The DoorDash Bylaws provide that no written consent will be effective to take the action set forth therein unless written consents signed and dated by a sufficient number of stockholders to take the action set forth therein are delivered to DoorDash within sixty (60) days of the earliest dated consent delivered to DoorDash.

Prompt notice of the taking of corporate action by stockholders without a meeting by less than unanimous written consent of the stockholders is to be given to those stockholders who have not consented thereto in writing and, who, if the action had been taken at a meeting, would have been entitled to notice of the meeting, if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to DoorDash. as required by law.

Quorum

The DGCL provides that a quorum for a stockholder meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such special meeting, unless the certificate of incorporation or bylaws of the corporation provide otherwise.

Unless otherwise provided by law, the DoorDash Certificate, or the DoorDash Bylaws, the DoorDash Bylaws provide that the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote shall constitute a quorum for the transaction of business at all meetings of DoorDash stockholders. Where a separate class or series vote is required, a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum. If such quorum is not present, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

A general meeting of Wolt shareholders constitutes a quorum if the general meeting has been convened in accordance with the Wolt Articles of Association and the Finnish Companies Act.

A general meeting of shareholders passes resolutions by a simple majority of votes cast, unless a qualified majority requirement applies under the articles of association or the Finnish Companies Act. Most of the resolutions subject to a qualified majority decision-making under the Finnish Companies Act require the support of two-thirds of votes cast and shares represented at the general meeting of shareholders. Certain resolutions also require a qualified majority of the shares of each share class represented in the general meeting.

The Wolt Articles of Association contain no provisions requiring a qualified majority. Pursuant to the Finnish Companies Act, resolutions that require a qualified majority include amendments of the articles of association, directed share issuances, issuances of options or other special rights entitling to shares, repurchase and redemption of the company’s own shares, directed repurchase of the company’s own shares, mergers, demergers and placing the company into voluntary liquidation as well as the termination of voluntary liquidation proceedings. As Wolt has several share classes, resolutions on a merger where Wolt is the merging company, a demerger where Wolt is the demerging company, placing the company into voluntary liquidation and terminating the voluntary liquidation of the company require the support of a qualified majority of the shares of each share class represented in the general meeting.

DoorDash	Wolt

A resolution on the amendment of Wolt Articles of Association to the effect that share classes are combined or the rights of an entire share class are otherwise reduced requires the support of a qualified majority of the shares of each share class represented in the general meeting. In addition, consent shall be obtained from the holders of a majority of shares of each share class, the rights of which will be reduced.

Some resolutions require the consent of all affected Wolt shareholders. Such resolutions include, as set forth in the Finnish Companies Act, amendments of the Wolt Articles of Association that reduce the Wolt shareholders’ right to the profit or the net assets of the company, increase the Wolt shareholders’ liability to make payments to Wolt, introduce a redemption clause or a consent clause into the articles of association, restrict the Wolt shareholders’ statutory pre-emptive subscription right to shares, restrict the right to minority dividend, attach a redemption condition to the shares in Wolt, restrict the company’s right to damages under the Finnish Companies Act, or alter the balance between the rights carried by shares in the same share class and the change affects the shares in Wolt of a shareholder. In addition, redemption of the company’s own shares otherwise than in proportion to the shares held by the Wolt shareholders requires the consent of all Wolt shareholders. Changes in Wolt’s company form are under the Finnish Companies Act subject to either qualified majority or consent of all Wolt shareholders.

Extraordinary meeting of shareholders

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws of such corporation.

The DoorDash Bylaws provide that special meetings of stockholders, other than as required by statute, may be called at any time by the DoorDash Board, acting pursuant to a resolution adopted by the majority of the full DoorDash Board, the Chairperson of the DoorDash Board, or the Chief Executive Officer. Special meetings may not be called by any other person or persons. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the DoorDash Board, Chairperson of the DoorDash Board, or the DoorDash Chief Executive Officer. The special meeting shall be held at a place, within or outside the State of Delaware, or by means of remote communication as the DoorDash Board in its sole discretion may determine.

Pursuant to the Finnish Companies Act, collective resolutions by Wolt shareholders are taken by the annual general meeting of shareholders or an extraordinary general meeting of shareholders. According to the Wolt Articles of Association, the annual general meeting of shareholders shall be held annually on a date determined by the Wolt Board within a period of six (6) months from the end of the financial period. The annual general meeting shall resolve on at least the adoption of the annual accounts, the disposition of the profit or loss shown on the balance sheet, granting discharge from liability to the members of the Wolt Board and the Wolt CEO, and the election of the board members and the auditor, if necessary. Pursuant to the Finnish Companies Act, extraordinary general meetings in respect of specific matters must be held when considered necessary by the Wolt Board or when requested in writing by the auditor of the company or by Wolt shareholders holding at least ten (10) percent of all of the shares of the company.

DoorDash	Wolt

A general meeting of shareholders may only consider matters presented in the notice to the general meeting, or matters which pursuant to the articles of association have to be considered at the general meeting. The Wolt Articles of Association do not contain any specific provisions concerning extraordinary general meetings.

According to the Finnish Companies Act, a general meeting of shareholders must be held in the place of the company’s registered office (in the case of Wolt, in Helsinki, Finland). A general meeting may also be held elsewhere, if there is a particularly weighty reason.

The Wolt Board may resolve that participation in a general meeting may also take place by mail, telecommunications or other technical means, provided that the right to participate and the correctness of the vote count can be verified in a manner corresponding to an ordinary general meeting. If participation by such technical means is enabled, the notice of the general meeting must mention the possibility to participate through such technical means, the preconditions for such participation, possible limitations to a Wolt shareholders’ right to speak and to be heard at the general meeting and the relevant procedure to be followed therewith.

Notice of shareholder meetings

As permitted under the DGCL, the DoorDash Bylaws provide that notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by law and the DoorDash Bylaws, stating the date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the DoorDash Certificate, such notice is to be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

According to the Wolt Articles of Association, a notice to a general meeting of shareholders shall be delivered no earlier than two (2) months and no later than one (1) week before the general meeting in writing to each Wolt shareholder whose address has been provided to the company. The notice including appendices may also be delivered by email.

The proposals and, if the general meeting of shareholders will consider the annual accounts, the report of the Wolt Board and the auditor’s report shall be kept available to the Wolt shareholders at the headquarters of the company or on the company website for at least one (1) week before the meeting and they must be kept available to the Wolt shareholders at the meeting venue. The meeting documents shall without delay be sent to a Wolt shareholder who requests them, if the documents are not available for downloading and printing on the company website.

DoorDash	Wolt

There are specific requirements in the Finnish Companies Act for the contents of the notice if certain matters are to be addressed, such as issuances of shares, directed share issuances, increases of share capital from reserves, payment of dividend, distribution of reserves of unrestricted equity, decreases of share capital, the acquisition or redemption of own shares, the company being placed into liquidation, amendments to the articles of association, mergers or demergers.

A matter pertaining to the approval of the financial statements and the use of profits shall be postponed from the annual general meeting to a continuation meeting, if Wolt shareholders holding at least one tenth (1/10) of all of the shares so request. The continuation meeting shall be held no earlier than one (1) month and no later than three (3) months after the annual general meeting. The decision need not be postponed for a second time even if requested.

A notice to a general meeting of shareholders resolving on a merger may not be delivered before a merger plan has been registered with the Finnish Trade Register. The notice must be delivered no earlier than two (2) months and, unless the articles of association provide for a longer period, no later than one (1) month before the general meeting. The same notice period applies to a general meeting of shareholders resolving on a demerger or a voluntary liquidation of the company. The Wolt Articles of Association do not provide for such a longer period.

Notice requirements for shareholder nominations and other proposals

Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting.

The DoorDash Bylaws provide that nominations of persons for election to the DoorDash Board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the DoorDash Board (or any authorized committee thereof) or (ii) by any stockholder of DoorDash who is a stockholder of record at the time the notice provided is delivered to the Secretary of DoorDash, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the DoorDash Bylaws. The proposal of business other than nominations at an annual meeting of stockholders must also be brought pursuant to DoorDash’s proxy materials with respect to such meeting. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to bring business (other than business included in DoorDash’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.

In the case of Wolt, no special notice requirements apply to nominations of persons for election to the Wolt Board under the Finnish Companies Act or the Wolt Articles of Association.

Pursuant to the Finnish Companies Act, a general meeting of shareholders may only consider matters presented in the agenda contained in the notice to the general meeting, or matters which pursuant to the Finnish Companies Act or articles of association have to be considered at the general meeting.

A Wolt shareholder has the right to have a matter falling within the competence of the general meeting of shareholders dealt with by the general meeting, if the Wolt shareholder so demands in writing from the Wolt Board well in advance of the meeting, so that the matter can be mentioned in the notice to the general meeting. Wolt shareholders may also present proposals to be put to a vote at the general meeting of shareholders concerning matters presented in the agenda contained in the notice of the general meeting.

DoorDash	Wolt

Amendment of Certificate of Incorporation

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if applicable).

Notwithstanding any other provisions of the DoorDash Certificate, the DoorDash Bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, the DoorDash Certificate provides that stockholders may vote to amend the DoorDash Certificate pursuant to Section 242 of the DGCL. Pursuant to the DoorDash Certificate, any amendment to the DoorDash Certificate requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of DoorDash stock entitled to vote generally in the election of directors, voting together as a single class.

Information concerning the incorporation of Finnish companies such as Wolt as well as information concerning, among others, Wolt’s business ID, corporate form, registered office, address, field of business, financial year, changes to the articles of association, share capital, the number of shares and their division among share classes, issuances of shares as well as option rights and other special rights entitling to shares, authorizations of the Wolt Board to resolve on issuances of shares as well as option rights and other special rights entitling to shares, the Wolt Board, Wolt CEO, auditor, the filing of annual accounts as well as rights of representation are included in an extract from the Finnish Trade Register, which is maintained by the Finnish Patent and Registration Office.

Members of the Wolt Board and the Wolt CEO are responsible for notifying any amendments based on, among others, resolutions by the general meeting of shareholders and the Wolt Board, as specified in the Finnish Companies Act, to the Finnish Trade Register.

Amendment of Bylaws and Articles of Association

Under the DGCL, the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal the bylaws of a corporation upon the directors. The fact that such power has been so conferred upon the directors, will not divest the stockholders or members of the power, nor limit their power, to adopt, amend or repeal the bylaws of a corporation.

The DoorDash Certificate provides that holders of at least a majority of the total voting power of outstanding voting securities of DoorDash, voting together as a single class, will have the power to alter, amend or repeal the DoorDash Bylaws. The DoorDash Board also has the power to alter, amend or repeal the DoorDash Bylaws; provided that any amendment or repeal of Section 2.9 of the DoorDash Bylaws requires the consent of the DoorDash Board and stockholders. An amendment of the DoorDash Bylaws by stockholders that specifies the votes necessary for the election of directors shall not be further amended or repealed by the DoorDash Board.

According to the Finnish Companies Act, Wolt shareholders holding at least a two-thirds majority of the shares and votes represented at a general meeting of shareholders will have the power to amend the Wolt Articles of Association. Certain amendments of the Wolt Articles of Association, for example an amendment to the effect that share classes are combined or the rights of an entire share class are otherwise reduced, or the introduction of a redemption clause or a consent clause, are subject to higher majority and/or individual shareholder consent requirements. The Wolt Articles of Association may also be amended through a unanimous written resolution by all Wolt shareholders without convening a general meeting of shareholders.

DoorDash	Wolt
Limitation on board member liability

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for (i) any breach of the director’s duty of loyalty to the corporation’s stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and (iv) for any transaction from which the director derived an improper personal benefit.

To the fullest extent permitted by law, no DoorDash board member will be personally liable for monetary damages for breach of fiduciary duty as a board member. Without limiting the effect of the preceding sentence, if the DGCL is amended to authorize the further elimination or limitation of the liability of a board member, then the liability of a DoorDash board member will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The liability of the members of the Wolt Board and the Wolt CEO towards Wolt and third parties for violations of their duties or other provisions of the Finnish Companies Act, or the Wolt Articles of Association, is governed by the Finnish Companies Act.

Each member of the Wolt Board and the Wolt CEO are liable for any loss caused intentionally or negligently to Wolt while performing their duties. Such liability for damages may be imputed to members of the Wolt Board or the Wolt CEO irrespective of whether a specific legal provision or provision of the articles of association has been violated. Thus, it is sufficient that a member of the Wolt Board or the Wolt CEO has acted against the general duty of care under the Finnish Companies Act.

The liability of a member of the Wolt Board and the Wolt CEO for loss caused to Wolt shareholders or third parties is conditioned upon a violation of the specific provisions of the Finnish Companies Act or the Wolt Articles of Association. A breach of the general duty of care is insufficient to cause liability towards Wolt shareholders or third parties.

If the loss has been caused by another violation of the Finnish Companies Act than merely a violation of the general principles of the Finnish Companies Act (including, among others, the general duty of care), or if the loss has been caused by a breach of the provisions of the Wolt Articles of Association, it shall be deemed to have been caused negligently, in so far as a member of the Wolt Board or the Wolt CEO, as the case may be, does not prove that he or she has acted with due care (reversed burden of proof). The same applies to losses that have been caused by an act to the benefit of a related party of Wolt, as defined in the Finnish Companies Act.

Liability of board members based on the Finnish Companies Act does not exclude liability based on other grounds, such as contractual liability or liability based on breaches of other laws such as environmental legislation or securities legislation.

In addition, individual members of the Wolt Board may become personally liable for losses caused by acts or omissions that are held to constitute criminal offences under the Finnish Penal Code (39/1889, as amended).

DoorDash	Wolt

Pursuant to the Finnish Companies Act, an annual general meeting shall resolve on, among others, discharging the members of the Wolt Board and the Wolt CEO from liability for the previous financial year. A decision of the general meeting of shareholders on such discharge from liability shall not be binding, if the general meeting of shareholders has not been provided with essentially correct and adequate information about the decision or measure underlying the liability in damages.

Under the Finnish Companies Act, it is possible to limit the company’s right to claim damages, inter alia, from members of the Wolt Board or the Wolt CEO by including a specific limitation in the company’s articles of association. The inclusion of such a limitation in the articles of association requires unanimous approval of all shareholders. However, it is not possible to limit the company’s right to claim damages for losses caused either by a breach of a mandatory provision of the Finnish Companies Act or by gross negligence. The Wolt Articles of Association do not contain provisions limiting the company’s right to claim damages from any party.

Indemnification

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL further provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. However, under the DGCL, no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that such person is fairly and reasonably entitled to indemnity for such expenses as determined pursuant to Section 145(d) of the DGCL.

The DoorDash Bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person is or was a board member or officer of DoorDash or is or was serving at the request of DoorDash as a board member,

It is possible for a Finnish company to indemnify individual members of its board of directors and the chief executive officer against claims for damages made by shareholders or third parties through individual indemnity undertakings. The exact scope of such indemnity undertakings under Finnish law is not clear, but they cannot be used to limit Wolt’s right to claim damages from the members of Wolt Board or the Wolt CEO for willful misconduct or gross negligence. A company may also take out a board members and members of the management team liability insurance for the benefit of the members of its board of directors and officers.

Wolt has entered into certain indemnification agreements with members of the Wolt Board. Pursuant to these agreements, Wolt has undertaken to indemnify such members in cases where they are involved in certain legal proceedings by reason of the fact that they are members of the Wolt Board, against all liabilities reasonably incurred in such proceedings, subject to certain exclusions and other terms and conditions set out in the indemnification agreements.

DoorDash	Wolt

officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by DoorDash to the fullest extent permitted by the DGCL, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to be best interests of DoorDash, and with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a board member, officer, employee or agent and shall insure to the benefit of the heirs, executors and administrators of such person.

No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to DoorDash unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

DoorDash may also, by action of the DoorDash Board, grant indemnification rights to its employees, agents, or other persons, to the extent not prohibited by the DGCL or other applicable law.

Subject to the requirements in the DoorDash Bylaws and the DGCL, DoorDash shall indemnify the indemnitee in connection with a Proceeding (or any part of any Proceeding) initiated by the indemnitee, including any Proceeding initiated against DoorDash or its board members, officers, employees, agents, or other indemnitees, only if the DoorDash Board authorized the Proceeding prior to its initiation.

Preemptive rights

DoorDash’s stockholders do not have preemptive rights.

Pursuant to the Finnish Companies Act, Wolt shareholders have a preemptive subscription right in an issuance of shares, in proportion to the number of the shares they hold. The preferential subscription right applies both to an issuance of new shares and treasury shares. Wolt shareholders may waive their preferential rights on an individual basis.

A general meeting of shareholders may also resolve on, or authorize the Wolt Board to resolve on, a share issuance in deviation from the preferential subscription right, either for the entire issuance of shares or a part thereof. Resolutions on such directed share issue require a weighty financial reason for Wolt and a two-thirds’ majority of the votes cast and shares represented at the general meeting of shareholders.

DoorDash	Wolt
Distributions to shareholders

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.

The DoorDash Certificate and DoorDash Bylaws provide that, subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of DoorDash common stock shall be entitled to receive, when, as and if declared by the DoorDash Board, out of any assets of DoorDash legally available therefor, such dividends as may be declared from time to time by the DoorDash Board.

The holders of DoorDash Class A common stock, Class B Common Stock and Class C Common Stock are entitled to share equally in any dividends that DoorDash may declare. A dividend or other distribution payable in shares of Class A Common Stock or Class B Common Stock or Class C Common Stock may be declared and paid to the holders of such class without the same dividend or distribution being paid to the holders of the other classes, if, and only if, a dividend payable in shares of Class A Common Stock or Class B Common Stock or Class C Common Stock, as applicable, are declared and paid to the holders of such class at the same rate and with the same record date and payment date.

Pursuant to the Finnish Companies Act, shareholders’ equity is divided into two categories: restricted equity (consisting of the share capital, fair value reserve and revaluation reserves) and unrestricted equity (consisting of other reserves as well as of the profit from the current and the previous financial periods).

Pursuant to the Finnish Companies Act, Wolt may distribute its unrestricted equity to shareholders, subject to two preconditions. First, any distribution of assets must be based on Wolt’s latest audited and adopted financial statements, and second, assets may not be distributed if it is known or should be known at the time of the distribution decision that Wolt is insolvent or that the distribution will cause the insolvency of the company. Distribution of restricted equity generally requires (in addition to the fulfillment of the above-mentioned preconditions) that the creditors of the company do not object to it, or if they do, that their claims are decreed by a court to have been satisfied or otherwise secured prior to the distribution.

Any distribution of assets by a company shall be based on the financial statements of that company, and not e.g. on consolidated group level financial statements or accounts.

The annual general meeting of shareholders, based on a proposal of the Wolt Board, may decide to carry over some or all of the profit from the previous financial year to the accumulated profits or to distribute them to the Wolt shareholders as dividend. Moreover, a general meeting of shareholders may also decide to distribute assets from the unrestricted equity reserves. Distributions of dividends and other distributions of equity may be made in the form of cash or other property. In addition, unrestricted equity (whether profits or reserves) may be distributed through repurchase or redemption of Wolt’s own shares.

Dividends are generally distributed annually based on the financial statements for the previous financial year, but an interim or special dividend is also possible based on audited interim financial statements adopted by an extraordinary general meeting of shareholders or by written unanimous resolution by all shareholders of the company.

DoorDash	Wolt

According to the Finnish Companies Act, at least half of the profits for the financial year (however, not exceeding 8% of the total shareholders’ equity) must be distributed as a so-called minority dividend, if so demanded at the annual general meeting of shareholders by shareholders with at least 10% of all the shares in a company before the decision on the disposition of the profits has been made.

However, according to the Wolt Articles of Association, none of the shares in the company carry the right to demand a minority dividend.

In addition, the Wolt Articles of Association specify a preferential right to distributions among the share classes that applies both when distributing proceeds or assets in connection with certain liquidation events as well as when distributing funds generally until all preferential distribution rights have been satisfied. Liquidation events include, among others, the sale of Wolt Shares and equity securities or disposition of all or substantially all of Wolt’s business assets to a bona fide third party, transactions pursuant to which a person, together with its affiliates, acquire a majority of Wolt’s outstanding voting power or economic interests, a merger, reorganization, consolidation or other arrangement resulting in the Wolt shareholders possessing less than 50% of the shares of the surviving or new entity of the arrangement or the liquidation or winding up, dissolution or bankruptcy of the company.

The preferential right to distributions has been defined as follows:

(i) each holder of class H preferred share shall be entitled to receive, for each class H preferred share held by such holder, an amount in cash or liquid securities equal to the original subscription price paid for such class H preferred share;

(ii) after all amounts pursuant to clause (i) have been paid, each holder of class G preferred share shall be entitled to receive, for each class G preferred share held by such holder, an amount in cash or liquid securities equal to the original subscription price paid for such class G preferred share;

(iii) after all amounts pursuant to clauses (i) and (ii) have been paid, each holder of class F preferred shares shall be entitled to receive, for each class F preferred share held by such holder, an amount in cash or liquid securities equal to the original subscription price paid for such class F preferred share;

DoorDash	Wolt

(iv) after all amounts pursuant to clauses (i), (ii) and (iii) have been paid, each holder of class E preferred shares shall be entitled to receive, for each class E preferred share held by such holder, an amount in cash or liquid securities equal to the original subscription price paid for such class E preferred share;

(v)after all amounts pursuant to clauses (i), (ii), (iii) and (iv) have been paid, each holder of class D preferred shares shall be entitled to receive, for each class D preferred share held by such holder, an amount in cash or liquid securities equal to the original subscription price paid for such class D preferred share;

(vi)after all amounts pursuant to clauses (i), (ii), (iii), (iv) and (v) have been paid, each holder of class C preferred shares shall be entitled to receive, for each class C preferred share held by such holder, an amount in cash or liquid securities equal to the original subscription price paid for such class C preferred share;

(vii)after all amounts pursuant to clauses (i), (ii), (iii), (iv), (v) and (vi) have been paid, each holder of class B preferred shares shall be entitled to receive, for each class B preferred share held by such holder, an amount in cash or liquid securities equal to the original subscription price paid for such class B preferred share; and

(viii)after all amounts pursuant to clauses (i), (ii), (iii), (iv), (v), (vi) and (vii) have been paid, any remaining proceeds shall be distributed pro rata to the holders of Wolt common share based on their respective holdings of Wolt common shares.

Notwithstanding the above, in the event that the proceeds from a liquidation event to be distributed to the holders of Wolt Preferred Shares (“Wolt Preferred Shareholders”) on the basis of clauses (i)-(vii) above would be less than the amounts to be distributed on a pro rata basis to such Wolt Preferred Shareholder had their Wolt preferred shares been converted into Wolt common shares immediately prior to the consummation of such liquidation event, then such Wolt Preferred Shareholder shall be paid an amount equal to what they would have received had their Wolt Preferred Shares been converted into Wolt common shares immediately prior to the consummation of such liquidation event.

DoorDash	Wolt
Notwithstanding the foregoing paragraph, in no event shall a Wolt Preferred Shareholder be paid, in connection with a liquidation event, an amount per share which is less than what they would have received pursuant to clauses (i)-(vii) above.

Subdivisions or combinations

If DoorDash in any manner subdivides or combines the outstanding shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of each of the Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class.

A resolution on the amendment of the articles of association of Wolt to the effect that share classes are combined or the rights of an entire share class are otherwise reduced shall be made by qualified majority of two-thirds of votes cast and shares represented at the relevant general meeting of shareholders. In addition, the resolution must be supported by two-thirds of the shares within each of the share classes represented at the general meeting, and consent shall be obtained from the holders of a majority of shares of each share class, the rights of which will be reduced. The resolution on such amendments may also be made through a unanimous written resolution by all Wolt shareholders without convening a general meeting of shareholders.

Resolutions that alter the balance between the rights carried by shares in the same share class which affects shares of Wolt shareholders require the consent of such Wolt shareholders.

According to the Wolt Articles of Association, each Wolt Preferred Shareholder shall also have the right to convert their Wolt Preferred Shares, at any time, into Wolt common shares by notifying the Wolt Board in writing.

The holders of at least sixty (60) percent of all issued and outstanding class H preferred shares (voting as a separate class of share) may elect (at any time) to convert all of the class H preferred shares into Wolt common shares, the holders of at least sixty (60) percent of all issued and outstanding class G preferred shares (voting as a separate class of share) may elect (at any time) to convert all of the class G preferred shares into Wolt common shares, and the holders of at least sixty (60) percent of all issued and outstanding F class preferred shares (voting as a separate class of share) may elect (at any time) to convert all of the F class preferred shares into Wolt common shares.

As at the date of this Prospectus, no class H preferred shares have been issued.

DoorDash	Wolt

Without limiting the generality of the foregoing, each Wolt Preferred Shareholder shall always have the right to convert their Wolt preferred shares into Wolt common shares prior to the completion of any liquidation event referred to in the Wolt Articles of Association. For additional information on liquidation events and the distribution of proceeds or assets in a liquidation event in accordance with the Wolt Articles of Association, see the section in this table titled “Distributions to Shareholders.”

The conversion of any Wolt Preferred Shares to Wolt common shares shall be 1:1, provided that, if there have been share splits or if the shares have been subject to similar arrangements, the conversion rate shall be adjusted accordingly.

The Wolt Articles of Association also contain specific provisions concerning automatic conversion of all of the Wolt Preferred Shares into Wolt common shares prior to the consummation of a listing at certain pre-determined offer prices and net proceeds.

Appraisal rights

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. Appraisal rights are available if stockholders are required by the terms of the Share Purchase Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

Under Finnish law, Wolt shareholders are not entitled to appraisal rights in connection with the Transaction.

Under the Finnish Companies Act, shareholders and holders of options or other special rights entitling the holders of shares of a merging company who object to a merger have the right, under certain circumstances, to have their shares, options or other special rights redeemed for cash at a fair market value by the acquiring company. Unless agreed otherwise between the parties, the fair market value is determined through statutory arbitration proceedings mandated by the Finnish Companies Act.

A similar right applies in the case of a demerger into a pre-existing company, whereby the shareholders, holders of options or other special rights entitling the holders to shares of a demerging company who object to the demerger have the right, under certain circumstances, to have their demerger consideration (i.e., the consideration payable by the pre-existing acquiring company) redeemed for cash at fair market value by the acquiring company. Unless agreed upon by the acquiring company and the shareholder of the demerging company who has demanded redemption of its shares, the fair market value is determined through arbitration proceedings mandated by the Finnish Companies Act.

DoorDash	Wolt
Under the Finnish Companies Act, a shareholder whose holdings exceeds 90% of the total number of shares and voting rights in a company has both the right and, upon demand by the minority shareholders, the obligation to purchase all the shares of the minority shareholders for cash at fair market value. Unless otherwise agreed upon by such majority shareholder and the minority shareholders whose shares are being redeemed, the fair market value is determined through statutory arbitration proceedings mandated by the Finnish Companies Act.

Inspection of books and records

Under the DGCL, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

DoorDash stockholders have rights to inspect the books and records of DoorDash under Section 220 of the DGCL. Under Section 220, a stockholder must make written demand to the corporation under oath stating the purpose of the demand, has the right during usual business hours to inspect for any purpose reasonably related to such person’s interest as a stockholder, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, and its other books and records; and subject to certain conditions, a subsidiary’s books and records.

Under Finnish law, shareholders do not have a general right to inspect the books or records of a company, with the exception of the shareholder registers that is a public document and certain other documents which are required to be made available to shareholders such as audited financial statements and minutes of general meetings.

However, according to the Finnish Companies Act, Wolt shareholders may apply to the State Provincial Office of Southern Finland for an order of a special audit of the administration and accounts of Wolt for a given past period or for given measures or circumstances. The proposal for a special audit shall be made either at an annual general meeting, or at an extraordinary general meeting where the matter is to be considered according to the notice of the general meeting. The application may be made, if it is supported by shareholders holding at least one-tenth (1/10) of all of the shares or at least one-third (1/3) of the shares represented at the relevant general meeting.

The application to the State Provincial Office must be filed within one (1) month of the general meeting having resolved on the special audit. A special auditor appointed to carry out the special audit has the right to a fee from Wolt. Wolt would also be liable for any other expenses arising from the special audit. However, for special reasons, a court could oblige a Wolt shareholder who applied for the special audit to reimburse Wolt for all or part of its costs.

Exclusive forum

Unless DoorDash consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on	The forum for judicial proceedings is generally determined by the Finnish Code of Judicial Procedure (4/1734, as amended). According to the Finnish Companies Act, the application of the Finnish Companies Act may also be considered by the district court having jurisdiction over the company’s domicile. For Wolt, the general forum for judicial proceedings under the Finnish Code of Judicial Procedure and the Finnish Companies Act is the District Court of Helsinki.

DoorDash	Wolt

behalf of DoorDash; (ii) any action asserting a claim of breach of fiduciary duty owed by any DoorDash board member, officer, or other employee to DoorDash or DoorDash’s stockholders; (iii) any action arising pursuant to any provision of the DGCL or the DoorDash Certificate or the DoorDash Bylaws (as either may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine; except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does not have subject matter jurisdiction.

Unless DoorDash consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

It is also possible to agree on a forum for disputes between the parties in a separate choice of court agreement. The agreement must be made in writing and it may refer to a certain question at issue or issues that may arise in the future from a certain legal relationship. However, the right of a consumer or employee to submit a case to a district court having jurisdiction pursuant to the Finnish Code on Judicial Procedure may not be restricted through a choice of court agreement, unless the agreement has been entered into after the dispute has arisen. The Finnish Code of Judicial Procedure also contain certain mandatory forum provisions, which mainly concern cases of family and inheritance law.

In addition, the Finnish Companies Act contains certain provisions on statutory arbitration proceedings. In a merger, a shareholder in the merging company may at the general meeting that is to decide on the merger demand that his or her shares be redeemed. A holder of options or other special rights entitling to shares in the company has a similar right. The acquiring company shall be liable for the payment of the redemption price. If no agreement is reached with the acquiring company on the redemption of shares or on the terms of the redemption, the matter shall be submitted to arbitration in accordance with the provisions of the Finnish Companies Act on the settlement of redemption disputes. In a demerger into an existing company, a shareholder and a holder of options or other special rights entitling to shares in the demerging company has a similar right to redemption, which is also subject to statutory arbitration if no agreement can be reached with the acquiring company. Further, a shareholder whose holding exceeds 90% of the total number of shares and voting rights in a company has both the right and, upon demand by the minority shareholders, the obligation to purchase all the shares of the minority shareholders for cash at fair market value, such fair market value to be determined in statutory arbitration proceedings if no agreement can be reached between the parties.

According to the Finnish Arbitration Act (967/1992, as amended), any dispute in a civil or commercial matter which can be settled by agreement between the parties may be referred for final decision to be made by one or more arbitrators in arbitration proceedings. It may also be agreed that disputes which arise in the future from a particular legal relationship specified in the agreement shall be finally decided by one or more arbitrators, unless otherwise provided in statutory law. An arbitration agreement must be concluded in writing.

DoorDash	Wolt
In addition, there are separate forum rules for administrative and criminal proceedings included in the Finnish Criminal Procedure Act (689/1997, as amended) and the Finnish Administrative Judicial Procedure Act (808/2019, as amended).

Repurchases or redemptions of shares

Under the DGCL, DoorDash may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares.

According to the Finnish Companies Act, Wolt may acquire its own shares, decide to redeem shares free of charge or for consideration and accept its own shares as pledge. Resolutions concerning acquisition or redemption of shares in Wolt must be made by the general meeting of shareholders. The general meeting may also authorize the Wolt Board to resolve on the acquisition of shares. Own shares may only be acquired with Wolt’s unrestricted equity.

Own shares may be acquired in a proportion other than that of the shares held by the Wolt shareholders (directed acquisition) if there is a weighty financial reason for Wolt to do so. A resolution on a directed acquisition or an authorization of the Wolt Board to resolve on a directed acquisition requires a two-thirds majority of the votes cast and shares represented at a general meeting of shareholders.

Own shares may be redeemed in a proportion other than that of the shares held by the Wolt shareholders (directed redemption) only with the consent of all Wolt shareholders.

The Finnish Companies Act includes specific provisions for redemption proceedings in the context of mergers and demergers as well as redemption of minority shareholders’ shares. Such redemptions are subject to statutory arbitration proceedings in accordance with the Finnish Companies Act.

The annual general meeting of shareholders held on June 21, 2021 authorized the Wolt Board to resolve on the repurchase of shares. Based on this authorization, the Wolt Board may repurchase up to 5,638,873 Wolt common shares. No shares have been repurchased based on this authorization.

Share transfer restrictions applicable to shareholders

Shares of DoorDash are transferable in the manner prescribed by the DGCL.	According to the Finnish Companies Act, a share may be transferred and acquired without restrictions, unless otherwise provided in the articles of association. The Wolt Articles of Association contain a redemption clause and a consent clause which restrict the free transferability of shares.

DoorDash	Wolt

Pursuant to the redemption clause, in case of a transfer of a share in Wolt, irrespective of the method of the transfer (for example by virtue of a merger or a demerger or by virtue of a transfer based on inheritance, will or marital right), to a person who is not an existing Wolt shareholder, Wolt shall have the primary right and the Wolt shareholders other than the transferor the secondary right to redeem the transferring share. The transferee has to inform the Wolt Board without delay of the transfer of the ownership of the share. A copy of the transfer agreement or deed has to be attached to the notice, together with information on the transferred shares, the transferor, the transferee, the date of transfer of ownership and the purchase price or other consideration if the share has been transferred against consideration.

If Wolt does not use its primary right to redeem the transferring share, the Wolt Board shall, without delay upon such decision and at the latest within one (1) month after it was informed of the transfer of the share, inform the Wolt shareholders in a verifiable way in writing of the transfer of the share. The notice shall include the names of the transferor and transferee and the purchase price or other consideration if the share has been transferred against consideration.

A Wolt shareholder (other than the transferor) wanting to redeem the share has to provide the Wolt Board with a redemption claim in writing no later than within two (2) months after the Wolt Board has been informed of the transfer of the share. The Wolt shareholder wanting to redeem has to redeem all the shares that are subject to the same transfer.

The redemption price is the price agreed between the transferor and the transferee or, if the transfer is gratuitous, the mathematical net value of the transferring shares based on the latest adopted financial statements.

The redemption price shall be paid to Wolt, or if Wolt is the redeemer, the redemption price shall be paid to the transferee, within ten (10) days from making the redemption claim. If the redemption price has been paid to Wolt, Wolt shall forward such redemption price to the transferee without delay.

If more than one Wolt shareholder wishes to exercise their redemption right, the Wolt Board shall divide the shares between the Wolt shareholders wishing to redeem the shares in proportion to their shareholdings. If the shares cannot be divided evenly in this manner, the excess shares will be distributed amongst those wishing to redeem by drawing lots.

DoorDash	Wolt
Pursuant to the consent clause, the transfer of a share in Wolt is subject to prior written consent of the Wolt Board. Application for such consent must be made in writing to the Wolt Board. The Wolt Board has given its consent to the Transaction.

U.S. SECURITIES MARKET

The following is an overview of the U.S. securities market, including a brief summary of certain U.S. laws and regulations in effect as of the date of this Prospectus, affecting DoorDash as a company listed on the NYSE. The summary is not intended to provide a comprehensive description of all laws and regulations affecting DoorDash and should not be considered exhaustive. Moreover, the laws, rules, regulations, and procedures summarized below may be amended or reinterpreted.

Trading in securities and clearing on the NYSE

This DoorDash Class A common stock is currently traded on the NYSE under the symbol “DASH”. The NYSE features both a physical auction managed by designated market makers (DMMs) and a completely automated auction that includes algorithmic quotes from DMMs and other market participants. DMMs have obligations to maintain fair and orderly markets for their assigned securities. They operate both manually and electronically to facilitate price discovery during market opens, closes and during periods of trading imbalances or instability. The regular trading hours of the NYSE are as follows:

•	6.30 a.m. ET: pre-opening session during which orders can be entered and will be queued until the opening auction at 9:30 a.m. ET.

•	9.30 a.m. ET: core opening auction.

•	9.30 a.m. ET – 4.00 p.m. ET: core trading session.

•	4:00 p.m. ET: closing auction.

Once a trade has been executed, trade details are transmitted to the Depository Trust and Clearing Corporation (DTCC®) / National Securities Clearing Corporation (NSCC®) for clearance and settlement via their Universal Trade Capture (UTC) processing stream. All trading transactions are transmitted to DTCC / NSCC electronically in real time matching the details of the trades from both the buyer and the seller into one deal record. These transactions are considered “locked in” executions.

Transfer agent

Transfer agents record changes of security ownership, maintain the issuer’s security holder records, cancel and issue certificates, and distribute dividends. Transfer agents stand between issuing companies and security holders. Transfer agents are required to be registered with the SEC, or if the transfer agent is a bank, with a bank regulatory agency. The SEC has announced rules and regulations for all registered transfer agents. The intent is to facilitate the prompt and accurate clearance and settlement of securities transactions and assure the safeguarding of securities and funds. DoorDash’s transfer agent is Computershare Trust Company, N.A.

Certain regulatory aspects of the U.S. securities market

Under the Exchange Act, any person (including any entity) who, indirectly or directly, becomes the beneficial owner of more than 5% of any class of equity securities registered must file a Schedule 13D with the SEC within 10 days after the acquisition. A person is deemed to beneficially own a security if they, directly or indirectly, have sole or shared voting or investment power with respect to such security. A person is also deemed to beneficially own any securities that they have the right to acquire beneficial ownership of within 60 days. Any person who acquires a security with the purpose or effect of changing or influencing control over the issuer is deemed to be the beneficial owner of such securities immediately upon such acquisition without regard to the 60-day timeframe.

A beneficial owner of more than 5% of any issuer’s equity securities registered under the Exchange Act must disclose to the SEC pertinent information regarding such securities holdings, including the background, identity, residence, and citizenship of, and the nature of the beneficial ownership by the investor, the source and amount of the funds or other consideration used or to be used in making the purchases, the purpose of the transaction, the number of shares of security which are beneficially owners and information as to any contracts, arrangements or understandings with any person with respect to any securities of the issuer. Such beneficial owners do not need to file a Schedule 13D in the case of: (1) any acquisition or offer to acquire securities made or proposed to be made by means of a registration statement under the Securities Act; (2) any acquisition of beneficial ownership of a security, which does not exceed 2% of the entire class of securities in a 12-month period; and (3) any acquisition of an equity security by the issuer of those securities. The SEC has the discretion to require additional information it deems necessary or appropriate in the public interest or for the protection of investors, and can also exempt any acquisition or proposed acquisition of security from such reporting requirement.

A beneficial owner of more than 5% of any issuer’s equity securities registered under the Exchange Act must, within 2 business days, amend their Schedule 13D whenever a material change in the information disclosed on a Schedule 13D occurs. Material changes include, but are not limited to, an acquisition or disposition of beneficial ownership of 1% or more of the class of securities and any other changes that a reasonable investor would consider important to their decision to buy or sell the security in question. This duty to amend continues until such time as such beneficial owner files a Schedule 13D reporting that it ceases to beneficially own in excess of 5% of the class of securities.

Under U.S. federal or Delaware law, there is no requirement for any person (including any entity) to file an offer to acquire 100% of the securities of the targeted company if a certain ownership threshold is met.

FINNISH TAXATION

The following summary is based on the tax laws, case law and tax practice of Finland as in effect on the date of this Prospectus. Any changes in tax laws, case law and tax practice may affect taxation and they may also have a retroactive effect on tax consequences. The following summary is not exhaustive and does not take into account or deal with the tax laws, case law or tax practice of any country other than Finland. The following description does not address any tax consequences applicable to shareholders that may be subject to special tax rules, including, among others, different restructurings of corporations, controlled foreign corporations, non-business carrying entities, income tax-exempt entities, investment funds, or general or limited partnerships. Furthermore, this description addresses neither Finnish inheritance nor gift tax consequences.

Wolt securityholders are advised to consult their own professional tax advisors as to the Finnish or foreign tax consequences of the Transaction and the purchase, ownership and disposition of the DoorDash Class A common stock. The tax legislation of Wolt securityholders’ country of residence and the country of incorporation of DoorDash may have an impact on the income received from the DoorDash Class A common stock. Wolt securityholders who may be affected by the tax laws of other jurisdictions than Finland are advised to consult their tax advisors with respect to the tax consequences applicable to their particular circumstances.

The following is a description of the material Finnish income tax and transfer tax consequences that may be relevant with respect to the receipt of DoorDash Class A common stock in connection with the Transaction. The description below is applicable to Finnish resident natural persons and limited liability companies for the purposes of Finnish domestic tax legislation relating to dividend distributions on DoorDash Class A common stock and capital gains arising from the sale of DoorDash Class A common stock.

This description is primarily based on:

•	The Finnish Income Tax Act (1535/1992, as amended, the “Finnish Income Tax Act”);

•	The Finnish Business Income Tax Act (360/1968, as amended, the “Finnish Business Income Tax Act”);

•	The Act on Elimination of International Double Taxation (1552/1995, as amended); and

•	The Finnish Transfer Tax Act (931/1996, as amended).

In addition, relevant case law as well as decisions and statements made by the tax authorities in effect and available as of the date of this Prospectus have been taken into account.

General

The worldwide income of persons or corporations resident in Finland is subject to taxation in Finland. Additionally, Finland imposes taxes on non-residents for income connected with their permanent establishments situated in Finland. However, tax treaties may limit the applicability of Finnish tax legislation and also the right of Finland to tax Finnish source income received by a non-resident.

Generally, a natural person is deemed to be a resident in Finland if such person remains in Finland for a continuous period of more than six months or if the permanent home and abode of such person is in Finland. However, a Finnish national who has moved abroad is considered to be resident in Finland until three years have passed from the end of the year of departure unless it is proven that no substantial ties to Finland existed during the relevant tax year.

Capital gains and dividends received from a publicly listed company are subject to capital income tax in Finland. At the date of this Prospectus, capital income tax rate is 30 percent. In addition, should the amount of capital income received by a resident natural person exceed EUR 30,000 in a calendar year, the capital income tax rate is 34 percent on the amount that exceeds EUR 30,000.

Corporate entities established under the laws of Finland are regarded as residents in Finland and are, therefore, subject to corporate income tax on their worldwide income. A corporate entity established under the laws of other countries than Finland is regarded as resident in Finland if it has its place of effective management in Finland. In addition, non-residents are subject to Finnish corporate income tax on their income connected with their permanent establishments situated in Finland. At the date of this Prospectus, the corporate income tax rate is 20 percent.

Tax implications of the transaction for the Wolt securityholders

Tax treatment of the exchange of Wolt Shares into DoorDash Class A common stock

The exchange of Wolt Shares into DoorDash Class A common stock will generally trigger income tax consequences for Finnish resident holders of Wolt Shares, as the Transaction does not under the applicable tax legislation fulfill the formal prerequisites for a tax neutral share exchange.

Pursuant to Finnish taxation practice, the exchange of shares will trigger capital gain taxation for Finnish resident shareholders when the Transaction is deemed to become final under the closing conditions of the Share Purchase Agreement, i.e. at Closing. The taxable capital gain for the holders of Wolt Shares will be calculated as the difference between the value of the DoorDash Class A common stock received as consideration and the acquisition cost of their Wolt Shares. For further information on capital gains taxation, see the section titled ”– Capital gains taxation” below.

Tax treatment of the exchange of Vested Wolt Options into DoorDash Class A common stock

In respect of Vested Wolt Options that have been granted based on the holder’s employment, the exchange of Vested Wolt Options into DoorDash Class A common stock triggers income taxation. The amount of the taxable income is the value of the DoorDash Class A common stock received as consideration. The option benefit is subject to income taxation at a progressive scale. Income taxation is triggered when the Options are exercised. The tax treatment described here shall be the same, although the employee has transferred the Vested Wolt Options to a company owned by the employee. In respect of an employee whose employment continues with Wolt, the future salary payments may be subject to higher tax withholding during 2022 to cover the tax imposed on the option benefit. The exchange of Vested Wolt Options held for other purposes than based on employment may also trigger income taxation for the Option holder, if the Vested Wolt Options have been granted as remuneration for services granted by such holder e.g. to contracting parties. The tax consequences depend on the legal form of such contracting party.

The DoorDash Class A common stock received by certain key employees of Wolt in exchange of their Vested Wolt Options will, subject to their continued employment, vest gradually over a four-year period. In light of the final and binding advance ruling which has been received from the Finnish Tax Administration confirming that an exchange of such Vested Wolt Options into DoorDash RSUs, instead of DoorDash Class A common stock, defers taxation until the restricted stock units vest, the parties may agree that certain Vested Wolt Options will be exchanged into DoorDash RSUs.

Tax treatment of Unvested Wolt Options that are substituted with DoorDash RSUs

At the Closing, the Unvested Wolt Options will be cancelled and extinguished and, with respect to any Unvested Wolt Option held by a Continuing Employee, will be entitled to the following: (i) in lieu of such Unvested Wolt Options, DoorDash will grant an award of Substitute RSUs covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement, and (ii) an award of Indemnity Escrow Substitute RSUs covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement.

The substitution of Unvested Wolt Options with Substitute RSUs should not trigger tax consequences to the holders of Unvested Wolt Options. The holder of the Substitute RSUs will become subject to income taxation when the Substitute RSUs become vested, and shares of DoorDash Class A common stock are transferred to the holder. The taxable benefit should be the fair market value of the DoorDash Class A common stock, when transferred to the holder after vesting of the Substitute RSUs.

Taxation of capital gains

Resident natural persons

A capital gain or loss arising from the sale of shares that do not belong to the business activity of the shareholder is taxable in Finland as a capital gain or deductible as a capital loss for resident natural persons. At the date of this Prospectus, capital gains are taxed at a rate of 30 percent (34 percent on the amount that exceeds EUR 30,000 in a calendar year). If the shares belong to the business activity (business income source) of the seller, any gain arising from the sale is deemed to be business income of the seller, which will be divided according to the Finnish Income Tax Act to be taxed as earned income at a progressive tax rate and capital income at a rate of 30 percent (34 percent on the amount that exceeds EUR 30,000 in a calendar year). Any capital gain or loss is calculated by deducting the original acquisition cost (including acquisition costs and possible transfer tax paid in connection with the acquisition) and sales related expenses from the sales price. If the Wolt Shares have been subscribed based on an exercise of employment-based options, the acquisition cost for the Wolt Shares corresponds with the option benefit that has been subject to income taxation added by the amount that was paid as subscription price for the Wolt Shares. Alternatively, a natural person holding shares that are not included in the business activity of the shareholder may, instead of deducting the actual acquisition costs, choose to apply a so-called presumptive acquisition cost, which is equal to 20 percent of the sales price, or in the case of shares which have been held for at least ten years, 40 percent of the sales price. If the presumptive acquisition cost is used instead of the actual acquisition cost, any selling expenses are deemed to be included therein and cannot be deducted separately from the sales price. The same that applies to natural persons also applies to estates of deceased persons.

Capital loss arising from the sale of shares that do not belong to the business activity of the shareholder, is primarily deductible from the resident natural person’s capital gains of the same year and during the following five tax years or from other capital income of the same year. Capital losses are not taken into account when calculating the capital income deficit for the tax year, and they do not increase the amount of the deficit credit that is deductible from the taxes under the deficit crediting system. The deductibility of losses related to securities included in the seller’s business activity is determined as described under the section titled “– Finnish limited liability companies” below.

Notwithstanding the above, capital gains arising from the sale of assets that do not belong to the business activity of the shareholder are exempt from tax provided that the proceeds of all assets sold by the resident natural person during the tax year do not, in aggregate, exceed EUR 1,000 (exclusive of proceeds from the sale of any assets that are tax exempt pursuant to Finnish tax laws). Correspondingly, capital losses are not tax deductible if the acquisition cost of all assets sold during the tax year does not, in aggregate, exceed EUR 1,000 (exclusive of proceeds from the sale of any assets that are tax exempt pursuant to Finnish tax laws) and also the proceeds of all assets sold by the resident natural person during the tax year do not, in aggregate, exceed EUR 1,000.

Resident natural persons shall report information relating to the sale of the Shares on their income tax return of the tax year concerned.

The acquisition cost for DoorDash Class A common stock received in exchange for Wolt Shares will equal the fair value of DoorDash Class A common stock at the Closing. In practice, the same applies to DoorDash Class A common stock received in exchange for Vested Wolt Options, as the acquisition cost is determined by the amount that has been subject to income taxation under the exercise of the Wolt Options. Similarly, the acquisition cost of the DoorDash Class A common stock received based on the Substitute RSUs equals to the amount that has been subject to income taxation when the Substitute RSUs became vested.

Finnish limited liability companies

The following applies only to Finnish resident limited liability companies that are taxed on the basis of the Finnish Business Income Tax Act. As a general rule, a capital gain arising from the sale of shares is taxable income of a limited liability company with the general corporate tax rate of 20 per cent. With effect from tax year 2020, the application of the Finnish Income Tax Act has been restricted significantly, and, as a rule, the Business Income Tax Act is applied in calculating the taxable income of most corporations (with certain exceptions, such as certain real estate companies, or calculating taxable agricultural income).

Shares may be fixed assets, current assets, investment assets or financial assets of a limited liability company. The taxation of a disposal of shares and loss of value varies according to the asset type for which the shares qualify. Shares may also qualify as non-business income source assets of a limited liability company. The Finnish Income Tax Act’s provisions are applied to capital gains that have arisen from the sale of assets from the non-business income source.

The sales price of any sale of shares is generally included in the business income of a Finnish company. Correspondingly, the acquisition cost of shares is deductible from business income upon disposal of the shares.

The acquisition cost for DoorDash Class A common stock received in exchange for Wolt Shares will equal to the fair value of DoorDash Class A common stock at the Closing.

Taxation of dividends

Resident natural persons

Dividends paid on DoorDash Class A common stock that are owned by a natural person are subject to dividend taxation in Finland, provided the shares are not included in the business activity (i.e., business income source) of such person, as long as DoorDash is subject to income taxation in the United States at a rate of at least 10 per cent. Under such dividend taxation rules, 85 percent of dividends paid by DoorDash to such holder of DoorDash Class A common stock is considered capital income of the recipient, which is taxable at the rate of 30 percent (34 percent on the amount that exceeds EUR 30,000 in a calendar year), while the remaining 15 percent is tax exempt.

85 percent of dividends paid by DoorDash to a natural person whose underlying shares belong to the business activity of such shareholder is taxable partly as earned income in Finland, which is taxed at a progressive rate, and partly as capital income, which is taxed at a rate of 30 percent (34 percent on the amount that exceeds EUR 30,000 in a calendar year), and the remaining 15 percent is tax exempt.

The amount of any dividends paid by DoorDash (as determined under U.S. federal income rules) will be subject to withholding tax in the United States, generally at a rate of 30 percent. Certain shareholders may be eligible for a reduced rate of withholding tax under the Convention Between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital (“U.S.-Finland Tax Treaty”). Shareholders should consult their tax advisors regarding the procedures for claiming benefits under the U.S.-Finland Tax Treaty. Finland eliminates international double taxation by applying the credit method, which means that tax withheld in the United States may be deducted from the tax payable in Finland on the same income. The amount of credit provided by Finland is limited to the amount of tax payable in Finland on the same income. Any amount of tax withheld in the United States that remains uncredited tax can be carried forward for 5 years for tax credit purposes.

Finnish limited liability companies

Dividends received by a non-listed Finnish company (i.e., a privately held company) from DoorDash is taxable income subject to the 20 percent corporate income tax rate. However, in cases where the privately held company directly owns 10 percent or more of the share capital of DoorDash at the time of distribution, the dividend received on such shares is tax exempt, provided that the underlying shares are not included in the investment assets of the shareholder. If the DoorDash Class A common stock are included in the recipient’s investment assets, 75 percent of the dividend is taxable income while the remaining 25 percent is tax exempt. Only banking, insurance and pension institutions may have investment assets. Dividend from DoorDash is tax-free, if the recipient of the dividend is a publicly listed company.

The amount of any dividends paid by DoorDash (as determined under U.S. federal income rules) will be subject to withholding tax in the United States, generally at a rate of 30 percent. Shareholder who properly certify to eligibility under the U.S.-Finland Tax Treaty. Shareholders should consult their tax advisors regarding the procedures for claiming benefits under the U.S.-Finland Tax Treaty. Finland eliminates international double taxation by applying the credit method, which means that tax withheld in the United States may be deducted from the tax payable in Finland on the same income. The amount of credit provided by Finland is limited to the amount of tax payable in Finland on the same income. Any amount of tax withheld in the United States that remains uncredited tax can be carried forward for 5 years for tax credit purposes.

Finnish transfer tax

Based on Finnish law, the Wolt securityholders are liable to collect the transfer tax from DoorDash in respect of the Wolt Shares or Vested Wolt Options transferred to DoorDash as well as to file the relevant transfer tax declaration. However, under the Share Purchase Agreement, DoorDash shall remit the Finnish transfer taxes levied in connection with the Transaction and shall file the Finnish transfer tax notification with the Finnish Tax Administration, and such Finnish transfer taxes shall be economically borne by the parties as set forth in the Share Purchase Agreement.

With respect to subsequent transfers of DoorDash Class A common stock received in exchange for the Wolt Shares or Vested Wolt Options, there is no transfer tax payable in Finland.

DOCUMENTS ON DISPLAY

During the validity period of this Prospectus, copies of the following documents may be requested in writing or by telephone at the registered offices of DoorDash at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, Attention: Investor Relations, and they are available on the website of DoorDash at ir.doordash.com:

•	This Prospectus;

•	The Registration Statement;

•	The Wolt Articles of Association;

•	The DoorDash Certificate;

•	The DoorDash Bylaws; and

•	The documents incorporated by reference into this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been incorporated by reference into this Prospectus in accordance with Article 19 of the Prospectus Regulation, and they form a part of the financial information of DoorDash. Should any of the documents incorporated by reference into this Prospectus themselves refer to or incorporate by reference any further information, such information is not incorporated by reference into and does not form a part of this Prospectus.

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DoorDash’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended December 31, 2021, including the unaudited comparative financial information for the three and twelve months ended December 31, 2020, available at

https://www.sec.gov/Archives/edgar/data/1792789/000162828022002851/dashq42021ex991.htm.

•	DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September 30, 2021, available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/1792789/000162828021022884/dash-20210930.htm.

•	DoorDash’s annual report on Form 10-K for the year ended December 31, 2020, available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001792789/000162828021004032/dash-20201231.htm.

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Pages F-3 and F-10 – F-53 of DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020, such pages containing DoorDash’s consolidated balance sheet as of December 31, 2018 and the notes thereto and the non-incorporated parts of the S-1 either not being relevant for the Wolt securityholders or being covered elsewhere in this Prospectus, available at

https://www.sec.gov/Archives/edgar/data/0001792789/000119312520292381/d752207ds1.htm